This document is important and requires your immediate attention. If you have any questions or require assistance, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. No securities regulatory authority in Canada has expressed an opinion about, or passed upon the fairness or merits of, the transaction described in this document, the securities offered pursuant to such transaction or the adequacy of the information contained in this document and it is an offense to claim otherwise.

NOTICES OF SPECIAL MEETINGS

AND

JOINT MANAGEMENT INFORMATION CIRCULAR

CONCERNING AN ARRANGEMENT INVOLVING

KIRKLAND LAKE GOLD INC.

AND

NEWMARKET GOLD INC.

October 28, 2016

Kirkland Shareholders who have questions or require assistance with voting their Kirkland Shares should contact Kirkland’s proxy solicitation agent, Kingsdale Shareholder Services, by telephone at 1-877-659-1824 toll-free or by e-mail at contactus@kingsdaleshareholder.com.

Newmarket Shareholders who have questions or require assistance with voting their Newmarket Shares should contact Newmarket’s proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 toll-free (1-416-304-0211 for collect calls) or by e-mail at assistance@laurelhill.com.

October 28, 2016

Dear Fellow Kirkland Shareholder:

On behalf of the board of directors, we are pleased to present a very attractive opportunity to shareholders of Kirkland Lake Gold, which we believe will provide our shareholders with significant benefits and potential opportunities not available to Kirkland Lake Gold on a stand alone basis.

The Kirkland Lake Gold Board, with the advice of its independent third party financial advisors, unanimously recommends (with the exception of Eric Sprott who did not participate in the board meetings or vote with respect to the business combination) that you vote for the combination of Kirkland Lake Gold and Newmarket Gold Inc. (“Newmarket”) by way of the proposed plan of arrangement, as described in the accompanying joint management information circular.

The combination brings together two world-class businesses to create an exciting new mid-tier gold company. Together, the new company (the “Combined Company”), called Kirkland Lake Gold Ltd., will be a high-quality gold producer with low-cost production and superior free cash flow that will benefit from the combined financial and technical capabilities to execute a progressive growth strategy. We believe that combining to create this new mid-tier entity will afford multiple opportunities to create sustained, long-term value for all Kirkland Lake Gold shareholders.

Compelling Advantages for Shareholders of the New Kirkland Lake Gold Ltd.

The opportunity to combine the businesses of Kirkland Lake Gold and Newmarket is a compelling one that the Board believes is far greater than the sum of the parts. With more diversified production, a superior growth profile, a strong balance sheet, improved market presence and proven management and operating teams, we believe the Combined Company is well positioned for a potential value re-rating. Shareholders should be aware of the benefits of the Combined Company:

•

Creation of a new low-cost, diversified mid-tier gold producer. The business combination with Newmarket is anticipated to result in the creation of a larger, more diversified company with a portfolio of high-quality assets including 7 mines and 5 mills, all located in stable, mining friendly jurisdictions. Gold production from the Combined Company’s operations is expected to surpass 500,000 ounces in 2016, underpinned by three top-tier, long-life producing mines: Kirkland’s Macassa Mine and Taylor Mine located in Ontario, Canada and Newmarket’s Fosterville Mine located in the state of Victoria, Australia. The increased and diversified production profile and the aggregated reserves of the Combined Company should provide shareholders with enhanced leverage to the gold price.

•

Production profile anchored by three high-grade, low-cost operations. The Combined Company is expected to have a significant and growing gold production profile. The combined production in 2016 from the Macassa Mine, Taylor Mine and Fosterville Mine is expected to be over 330,000 ounces, with cash costs of under US$600/oz and AISC below US$800/oz. The diversified production base should reduce the impact of planned and unplanned outages for the Combined Company.

i

•

Driving growth across two world class mining jurisdictions. The Combined Company is expected to be well positioned for sustainable growth through exploration potential in underexplored, well establish gold camps in Australia and Canada. The combination creates a second operating platform to further evaluate growth opportunities in another stable mining jurisdiction supported by a strengthened balance sheet. The expected cash flow generation of the Combined Company can support accelerated exploration and development or investments to increase production.

•

Stronger financial position. The Combined Company will have a stronger financial position and greater cash resources than Kirkland Lake Gold alone. It will have a cash position of approximately $276 million and significant expected free cash flow generation in 2016 and beyond, which will provide the Combined Company with greater financial strength and flexibility. In addition, the Combined Company will have the ability to cross pollinate best practices to drive cost savings across its portfolio.

Existing Kirkland Lake Gold and Newmarket shareholders will own approximately 57% and 43% of the Combined Company, respectively, on a fully-diluted in-the-money basis, with significant benefits to each that would not be available if each company remained as a standalone.

Recommendation:

The Kirkland Board unanimously recommends that shareholders vote ‘‘FOR’’
the Arrangement Resolution.

What You Need to Do

To combine Kirkland Lake Gold and Newmarket, Kirkland Lake Gold will require approval by 66 2/3 percent of the votes cast by its shareholders as well as the approval of a simple majority of disinterested shareholders.

This means every vote will count no matter how many shares you own. You must vote your proxy before 10:00 a.m. (Toronto time) on November 23, 2016 for it to count.

Kirkland Lake Gold shareholders that have questions or need help voting are encouraged to contact Kingsdale Shareholder Services at 1-877-659-1824 toll-free within North America, or 1-416-867-2272 (for collect calls outside North America), or e-mail at contactus@kingsdaleshareholder.com.

We hope you will join us as we embark on this new era of growth. Yours very truly,

“Anthony Makuch”
Anthony Makuch
President, Chief Executive Officer and Director

October 28, 2016

Dear Fellow Newmarket Shareholders:

You are invited to attend a special meeting (the “Newmarket Meeting”) of the holders (“Newmarket Shareholders”) of common shares (“Newmarket Shares”) of Newmarket Gold Inc. (“Newmarket”) to be held at Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B9, at 10:00 a.m. (Toronto time) on November 25, 2016. At the Newmarket Meeting, you will be asked to consider a number of resolutions, as described below, that are required to be approved in connection with the proposed plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act involving Kirkland Lake Gold Inc. (“Kirkland”).

The Arrangement

Newmarket and Kirkland entered into an arrangement agreement dated September 29, 2016 (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement and the accompanying Arrangement, the businesses of Kirkland and Newmarket will be combined through the acquisition by Newmarket of all of the issued and outstanding common shares of Kirkland (“Kirkland Shares”) on the basis of Newmarket issuing 2.1053 Newmarket Shares for each Kirkland Share (the “Exchange Ratio”). The Exchange Ratio implies consideration of C$5.28 per Newmarket Share based on the closing price of Kirkland Shares on the Toronto Stock Exchange on September 28, 2016, and represents a premium of 9.4% based on the closing price of the Newmarket Shares on September 28, 2016 and a premium of 22.9% based on the Newmarket Shares’ 20-day volume weighted average price on the Toronto Stock Exchange on September 28, 2016. The implied equity value was equal to C$1.01 billion as of September 29, 2016, the date the Arrangement was announced.

The full text of each of the resolutions approving: (i) the issuance of such number of Newmarket Shares as may be required to be issued pursuant to or in connection with the Arrangement (the “Share Issuance Resolution”); (ii) the amendment of the articles of Newmarket to change its name (the “Name Change Resolution”); (iii) the amendment of the articles of Newmarket to effect the Consolidation (the “Consolidation Resolution”); (iv) the increase in the size of the Newmarket Board to nine directors (the “Newmarket Board Resolution”); (v) the election of each the Newmarket Board nominees specified in the accompanying joint information circular (the “Board Nominees”); and (vi) the authorization of the Newmarket Board to determine the size of the Newmarket Board from time to time (the “Board Delegation Resolution” and together with the Share Issuance Resolution, the Name Change Resolution, the Consolidation Resolution, the Newmarket Board Resolution and the election of the Board Nominees, the “Newmarket Resolutions”) is set out in APPENDIX C to the accompanying joint information circular.

Terms of the Arrangement

As a result of the Arrangement, existing Newmarket Shareholders and existing shareholders of Kirkland (“Kirkland Shareholders”) will own approximately 43% and 57% of the combined company, respectively, on a fully-diluted in-the-money basis. It is also expected that Newmarket will change its name to “Kirkland Lake Gold Ltd.”, subject to regulatory approval. As part of the Arrangement, Newmarket anticipates completing a 0.475 for 1 share consolidation (the “Consolidation”). Accordingly, registered Newmarket Shareholders will receive a consolidation letter of transmittal explaining how they can receive new Newmarket Shares on a post-Consolidation basis. The Arrangement is currently anticipated to be completed on or about November 30, 2016.

Upon completion of the Arrangement, Eric Sprott will serve as the Chairman of the board of directors of Newmarket (the “Newmarket Board”). The existing Newmarket executive team will resign at the closing of the Arrangement and the Kirkland executive team, led by Anthony Makuch as President and Chief Executive Officer, will be appointed as the officers of Newmarket. Darren Hall, currently Newmarket’s Australian-based Chief Operating Officer will remain with Newmarket and will be appointed as President, Australian Operations. The Newmarket Board will be increased to nine directors and will be reconstituted to include two existing Newmarket directors and seven Kirkland director nominees. Eight of the Newmarket director nominees are expected to be independent.

Benefits to Newmarket Shareholders

This Arrangement is a compelling opportunity for Newmarket Shareholders to participate in the creation of a new growth-oriented, low-cost, diversified mid-tier gold producer with estimated annual production exceeding 500,000 ounces of gold with seven mines and five mills in two of the world’s most stable and prolific mining jurisdictions, namely, Canada and Australia. The expected increase in market capitalization of the combined company, together with a robust, low cost production profile, district-scale property positions in established gold camps, and industry leading executive team and board of directors supports a strong potential for creating significant long-term value for shareholders as a consequence of the Arrangement. In addition, the combined company will boast a strong pipeline of high quality development and exploration projects and will have increased financial strength to better exploit these growth opportunities. I believe that the business combination with Kirkland brings with it an exciting future for Newmarket and our shareholders.

For additional information with respect to these and other anticipated benefits of the Arrangement, see the section in the accompanying joint information circular entitled “The Arrangement – Reasons for the Recommendation of the Newmarket Board”.

Vote Requirements

The Share Issuance Resolution, the Newmarket Board Resolution and the election of each of the Board Nominees must be approved by the affirmative vote of a majority of the votes cast by Newmarket Shareholders, present in person or represented by proxy and entitled to vote at the Newmarket Meeting and each of the Name Change Resolution, the Consolidation Resolution and the Board Delegation Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast by Newmarket Shareholders, present in person or represented by proxy and entitled to vote at the Newmarket Meeting.

Should Newmarket Shareholders fail to approve the Share Issuance Resolution by the requisite majority, the Arrangement will not be completed. Approval of the Name Change Resolution, the Consolidation Resolution, the Newmarket Board Resolution and the election of each of the Board Nominees by the Newmarket Shareholders is a condition precedent to completion of the Arrangement in favour of Kirkland. Should Newmarket Shareholders fail to approve these resolutions by the requisite majority, the Arrangement will not be completed, unless such condition precedent is waived by Kirkland. Completion of the Arrangement is also subject to, among other things, the approval of the Arrangement by Kirkland Shareholders, the approval of the Ontario Superior Court of Justice (Commercial List), the approval of the Toronto Stock Exchange and the receipt of all necessary regulatory approvals.

Board Recommendations

After consulting with Newmarket management and with its financial and legal advisors, and after considering, among other things, the opinion of GMP Securities L.P., dated September 28, 2016, to the effect that, as of such date, and subject to the assumptions, limitations and qualifications set out in such opinion, that the consideration to be paid by Newmarket to Kirkland Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Newmarket, the Newmarket Board has unanimously concluded that the Arrangement is in the best interests of Newmarket and unanimously recommends that Newmarket Shareholders vote FOR the Newmarket Resolutions. See the sections in the accompanying joint information circular entitled “The Arrangement – Recommendation of the Newmarket Board”, “The Arrangement – Reasons for the Recommendation of the Newmarket Board”, “The Arrangement – Newmarket Fairness Opinion” and APPENDIX H.

Vote your Newmarket Shares Today!

Your vote is very important regardless of the number of Newmarket Shares that you own. If you are a registered Newmarket Shareholder, you are encouraged to complete the enclosed form of proxy and submit it to our transfer agent and registrar, TSX Trust Company, as soon as possible but no later than 10:00 a.m. (Toronto time) on November 23, 2016 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement of the Newmarket Meeting.

If you hold Newmarket Shares through a broker, bank, trust company, investment dealer or other financial institution, you should follow the instructions provided by your intermediary to ensure your vote is counted at the Newmarket Meeting.

The accompanying joint information circular contains a detailed description of the Arrangement, as well as detailed information regarding Newmarket and Kirkland as well as certain pro forma financial and other information regarding the combined company after giving effect to the Arrangement. It also includes certain risk factors relating to completion of the Arrangement. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

Shareholder Questions

If you have any questions or require assistance with voting your Newmarket Shares, please contact our proxy solicitation agent, Laurel Hill Advisory Group, toll free at 1-877-452-7184 (416-304-2011 collect) or by email at assistance@laurelhill.com.

On behalf of the Newmarket Board, I would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to take the proposed Arrangement forward. We believe that this is a transformational opportunity for both Newmarket and Kirkland, which will generate new opportunities to create significant shareholder value and unlock accelerated growth in Newmarket’s operations.

We look forward to seeing you at the Newmarket Meeting.

Yours very truly,

“Douglas Forster”
Douglas Forster
Director, President and Chief Executive Officer
Newmarket Gold Inc.

v

KIRKLAND LAKE GOLD INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF KIRKLAND LAKE GOLD INC.

NOTICE IS HEREBY GIVEN that, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated October 27, 2016 (the “Interim Order”), a special meeting (the ”Kirkland Meeting”) of holders (“Kirkland Shareholders”) of common shares (“Kirkland Shares”) of Kirkland Lake Gold Inc. (“Kirkland”) will be held at the offices of Cassels Brock & Blackwell LLP, Suite 2100, 40 King Street West, Toronto, Ontario M5H 3C2 on November 25, 2016 at 10:00 a.m. (Toronto time) for the following purposes:

1.

to consider and, if thought advisable, to pass, with or without variation, a special resolution (the ”Arrangement Resolution”), the full text of which is set forth in APPENDIX A to the accompanying joint management information circular of Kirkland and Newmarket Gold Inc. (“Newmarket”) dated October 28, 2016 (the “Circular”), approving a plan of arrangement (the ”Arrangement”) under Section 192 of the Canada Business Corporations Act (the ”CBCA”) involving Kirkland and Newmarket, pursuant to which Newmarket will, among other things, acquire all of the issued and outstanding Kirkland Shares, all as more particularly described in the Circular; and

2.	to transact such further and other business as may properly be brought before the Kirkland Meeting or any postponement or adjournment thereof.

Specific details of the matters proposed to be put before the Kirkland Meeting are set forth in the Circular which accompanies this Notice of Special Meeting of Kirkland Shareholders.

The board of directors of Kirkland (the “Kirkland Board”) unanimously recommends (with the exception of Eric Sprott who declared his conflict and did not participate in the Kirkland Board meetings or vote with respect to the Arrangement), that Kirkland Shareholders vote FOR of the Arrangement Resolution. It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the Kirkland Meeting.

The record date for determining the Kirkland Shareholders entitled to receive notice of and to vote at the Kirkland Meeting is the close of business on October 25, 2016 (the “Record Date”). Only Kirkland Shareholders whose names have been entered in the register of Kirkland Shareholders as of the close of business on the Record Date are entitled to receive notice of and to vote at the Kirkland Meeting.

Your vote is important regardless of the number of Kirkland Shares you own. Kirkland Shareholders are invited to attend the Kirkland Meeting. Registered Kirkland Shareholders who are unable to attend the Kirkland Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the Kirkland Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 by mail or by fax 1-866-249-7775 (toll free within North America) or (416) 263-9524 (outside North America) or the proxy vote is otherwise registered in accordance with the instructions thereon. Non-registered Kirkland Shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary. To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Toronto time) on November 23, 2016, or in the case of any postponement or adjournment of the Kirkland Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the postponed or adjourned meeting. Late proxies may be accepted or rejected by the Chair of the Kirkland Meeting in his or her discretion. The Chair is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chair of the Kirkland Meeting at his or her discretion, without notice.

Pursuant to the CBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order (each as defined in the Circular), registered Kirkland Shareholders have been granted the right to dissent in respect of the Arrangement Resolution. If the Arrangement becomes effective, a registered Kirkland Shareholder who dissents in respect of the Arrangement Resolution (a “Dissenting Kirkland Shareholder”) is entitled to be paid the fair value of such Dissenting Kirkland Shareholder’s Kirkland Shares, provided that such Dissenting Kirkland Shareholder has delivered to Kirkland a written objection to the Arrangement Resolution not later than 5:00 p.m. (Toronto time) on November 23, 2016, being the business day which is two business days immediately preceding the Kirkland Meeting (or, if the Kirkland Meeting is postponed or adjourned, the business day which is two business days immediately preceding the date of the postponed or adjourned Kirkland Meeting) and has otherwise complied strictly with the dissent procedures described in the Circular, including the relevant provisions of Section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order. This right is described in detail in the Circular under the heading “Rights of Dissenting Kirkland Shareholders”. The text of Section 190 of the CBCA, which will be relevant in any dissent proceeding, is set forth in APPENDIX B to the Circular.

Beneficial owners of Kirkland Shares registered in the name of a broker, investment dealer or other intermediary who wish to dissent should be aware that only registered owners of Kirkland Shares are entitled to dissent. Beneficial Kirkland Shareholders who wish to dissent must cause each registered Kirkland Shareholder holding their Kirkland Shares to deliver a notice of dissent.

Failure to comply strictly with the dissent procedures described in the Circular may result in the loss of any right of dissent.

If you have any questions or require assistance, please contact Kingsdale Shareholder Services, our proxy solicitation agent, by telephone at 1-877-659-1824 toll-free (1-416-867-2272 for collect calls) or by e-mail at contactus@kingsdaleshareholder.com, or your professional advisor.

DATED this 28th day of October, 2016.

BY ORDER OF THE BOARD OF
DIRECTORS OF KIRKLAND LAKE
GOLD INC.

“Anthony Makuch”
Anthony Makuch
President, Chief Executive Officer and Director

NEWMARKET GOLD INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF
NEWMARKET GOLD INC.

NOTICE IS HEREBY GIVEN that a special meeting (the “Newmarket Meeting”) of holders of common shares (“Newmarket Shareholders”) of Newmarket Gold Inc. (“Newmarket”) will be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9 on November 25, 2016 at 10:00 a.m. (Toronto time) for the following purposes:

1.

to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the ”Share Issuance Resolution”), the full text of which is set forth in APPENDIX C to the accompanying joint management information circular of Newmarket and Kirkland Lake Gold Inc. (“Kirkland”) dated October 28, 2016 (the “Circular”), approving the issuance by Newmarket of such number of common shares of Newmarket (“Newmarket Shares”) as may be required to be issued pursuant to or in connection with the plan of arrangement involving Kirkland under Section 192 of the Canada Business Corporations Act (the “Arrangement”) in accordance with the terms of the arrangement agreement dated September 29, 2016 between Newmarket and Kirkland;

2.

to consider and, if thought advisable, to pass, with or without variation, a special resolution (the ”Name Change Resolution”), the full text of which is set forth in APPENDIX C to the accompanying Circular, approving, conditional upon the closing of the Arrangement, the amendment to the articles of Newmarket to change the name of Newmarket to “Kirkland Lake Gold Ltd.”, subject to regulatory approval;

3.

to consider and, if thought advisable, to pass, with or without variation, a special resolution (the ”Consolidation Resolution” and together with the Name Change Resolution, the “Articles of Amendment Resolutions”), the full text of which is set forth in Appendix C to the accompanying Circular, approving, conditional upon the closing of the Arrangement, the amendment to the articles of Newmarket to provide that (i) the authorized capital of Newmarket be altered by consolidating all of the Newmarket Shares on the basis of 0.475 of a new Newmarket Share for every one existing Newmarket Share; and (ii) any fractional Newmarket Shares arising from the consolidation of the Newmarket Shares will be deemed to have been tendered by its registered owner to Newmarket for cancellation for no consideration;

4.

to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the ”Newmarket Board Resolution”), the full text of which is set forth in APPENDIX C to the accompanying Circular, conditional upon the closing of the Arrangement, setting the board of directors of Newmarket at nine directors;

5.

to consider and, if thought advisable, to elect, conditional upon the closing of the Arrangement, Anthony Makuch, Maryse Bélanger, Jon Gill, Arnold Klassen, Pamela Klessig, Barry Olson, Jeffrey Parr, Eric Sprott and Raymond Threlkeld (collectively, the “Board Nominees”) as directors of Newmarket;

6.

to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Board Delegation Resolution”), the full text of which is set forth in APPENDIX C to the accompanying Circular, conditional upon the closing of the Arrangement, authorizing the board of directors of Newmarket to determine the size of the Newmarket Board from time to time, as more particularly described under the heading “General Information Concerning the Newmarket Meeting and Voting – Particulars of Matters to be Acted Upon at the Newmarket Meeting – The Board Delegation Resolution” in the Circular; and

7.	to transact such further and other business as may properly be brought before the Newmarket Meeting or any postponement or adjournment thereof.

Specific details of the matters proposed to be put before the Newmarket Meeting are set forth in the Circular which accompanies this Notice of Special Meeting of Newmarket Shareholders.

The board of directors of Newmarket (the “Newmarket Board”) unanimously recommends that Newmarket Shareholders vote IN FAVOUR of the Share Issuance Resolution, the Articles of Amendment Resolutions, the Newmarket Board Resolution, the election of the Board Nominees (collectively, the “Newmarket Resolutions”) and the Board Delegation Resolution. It is a condition to the completion of the Arrangement that the Newmarket Resolutions be approved at the Newmarket Meeting.

The record date for determining the Newmarket Shareholders entitled to receive notice of and vote at the Newmarket Meeting is the close of business on October 25, 2016 (the “Record Date”). Only Newmarket Shareholders whose names have been entered in the register of Newmarket Shareholders as of the close of business on the Record Date are entitled to receive notice of and to vote at the Newmarket Meeting.

Your vote is important regardless of the number of Newmarket Shares you own. Newmarket Shareholders are invited to attend the Newmarket Meeting. Registered Newmarket Shareholders who are unable to attend the Newmarket Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote over the internet, in each case in accordance with the enclosed instructions. To be used at the Newmarket Meeting, the completed proxy form must be deposited at the office of TSX Trust Company (“TSX Trust”), 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1, Attention: Proxy Department by mail or fax at (416) 595-9593 or the proxy vote is otherwise registered in accordance with the instructions thereon. Non-registered Newmarket Shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary. To be effective, a proxy must be received by TSX Trust not later than 10:00 a.m. (Toronto time) on November 23, 2016, or in the case of any postponement or adjournment of the Newmarket Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the postponed or adjourned meeting. Late proxies may be accepted or rejected by the Chair of the Newmarket Meeting in his or her discretion. The Chair is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chair of the Newmarket Meeting at his or her discretion, without notice.

If you have any questions or require assistance, please contact Laurel Hill Advisory Group, our proxy solicitation agent, by telephone at 1-877-452-7184 toll-free (1-416-304-0211 for collect calls) or by e-mail at assistance@laurelhill.com, or your professional advisor.

DATED this 28th day of October, 2016.

BY ORDER OF THE BOARD OF
DIRECTORS OF NEWMARKET GOLD
INC.

“Douglas Forster”
Douglas Forster
Director, President and Chief Executive Officer

TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF KIRKLAND LAKE GOLD INC.	VI
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF NEWMARKET GOLD INC.	VIII
JOINT MANAGEMENT INFORMATION CIRCULAR	1
Information Contained in this Circular	1
Defined Terms	2
Forward-Looking Information	2
Additional Information	3
Information for Beneficial Shareholders	3
Information for United States Securityholders	5
Currency and Exchange Rates	8
Non-GAAP Disclosures	8
KIRKLAND SHAREHOLDERS – QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE KIRKLAND MEETING	10
Q&A on the Arrangement	10
Q&A on Proxy Voting	17
NEWMARKET SHAREHOLDERS – QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE NEWMARKET MEETING	22
Q&A on the Arrangement	22
Q&A on Proxy Voting	27
SUMMARY	31
The Meetings	31
Information Relating to Kirkland	31
Information Relating to Newmarket	32
The Arrangement	32
Recommendation of the Kirkland Special Committee	32
Recommendation of the Kirkland Board	32
Reasons for the Recommendation of the Kirkland Board	33
Kirkland Fairness Opinions	36
Recommendation of the Newmarket Board	36
Reasons for the Recommendations of the Newmarket Board	36
Newmarket Fairness Opinion	39
Effects of the Arrangement	39
Description of the Arrangement	39
Kirkland Shareholder Approval	42

x

Kirkland Shareholder Dissent Rights	43
Newmarket Shareholder Approval	43
Voting Agreements	43
Court Approval and Completion of the Arrangement	44
Stock Exchange Approval	44
Competition Act (Canada)	45
FIRB Approval	45
Procedure for the Arrangement to Become Effective	45
Procedure for Exchange of Kirkland Shares	46
Cancellation of Rights of Former Kirkland Shareholders	47
Procedure for Exchange of Newmarket Shares	47
Information Relating to the Combined Company	48
Summary Unaudited Pro Forma Financial Information	49
Summary of Certain Canadian Federal Income Tax Considerations	50
Summary of Certain United States Federal Income Tax Considerations	50
Risk Factors	51
Canadian Securities Law Matters	51
United States Securities Law Matters	52
THE ARRANGEMENT	53
Background to the Arrangement	53
Recommendation of the Kirkland Special Committee	58
Recommendation of the Kirkland Board	58
Reasons for the Recommendation of the Kirkland Board	59
Kirkland Fairness Opinions	62
Recommendation of the Newmarket Board	64
Reasons for the Recommendations of the Newmarket Board	64
Newmarket Fairness Opinion	66
Description of the Arrangement	68
Procedure for the Arrangement to Become Effective	72
Completion of the Arrangement	73
Voting Agreements	73
Required Approvals	74
Effects of the Arrangement	76
Procedure for Exchange of Kirkland Shares	80
Procedure for Exchange of Newmarket Shares	84

Interests of Certain Persons in the Arrangement - Kirkland Directors and Officers	85
Interests of Certain Persons in the Arrangement - Newmarket Directors and Officers	88
Intention of Kirkland Directors and Senior Officers	88
Intention of Newmarket Directors, Senior Officers and Newmarket Major Shareholders	88
Depositary	89
INFORMATION RELATING TO THE COMBINED COMPANY	89
Overview	89
Principal Shareholders	91
Description of Share Capital	91
Stock Exchange Listings	91
Dividends	92
Auditors of the Combined Company	92
Transfer Agent and Registrar	92
Change of Control Offers for Kirkland Debentures	92
Selected Unaudited Pro Forma Consolidated Financial Information	92
Unaudited Pro Forma Consolidated Capitalization	93
GOVERNANCE AND MANAGEMENT OF THE COMBINED COMPANY	94
Directors and Senior Officers	94
THE ARRANGEMENT AGREEMENT	105
Representations and Warranties	106
Conditions Precedent to the Arrangement	107
Covenants	109
Termination of the Arrangement Agreement	118
Expenses	120
Termination Payments	120
Amendments	122
REGULATORY MATTERS	123
Canadian Securities Law Matters	123
Competition Act (Canada)	125
FIRB Approval	126
United States Securities Law Matters	127
Stock Exchange Approval	129
Other Regulatory Matters	129
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	129
Holders Resident in Canada	130

Holders Not Resident in Canada	133
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	135
U.S. Holders	137
Information Reporting, Backup Withholding and Other Reporting Requirements	141
RISK FACTORS	141
Risks Related to the Arrangement	142
Risk Factors Relating to Kirkland	145
Risk Factors Relating to Newmarket	145
Risks Related to the Combined Company	145
RIGHTS OF DISSENTING KIRKLAND SHAREHOLDERS	149
Summary of Dissent Rights	150
Section 190 of the CBCA	150
Addresses for Notice	151
Strict Compliance with Dissent Provisions Required	152
GENERAL INFORMATION CONCERNING THE KIRKLAND MEETING AND VOTING	152
Time, Date and Place	152
Record Date	152
Solicitation of Proxies	152
Voting by Proxies	152
Revocability of Proxies	153
Voting of Kirkland Shares Owned by Beneficial Kirkland Shareholders	154
Quorum	154
Principal Kirkland Shareholders	155
Particulars of Matters to be Acted Upon at the Kirkland Meeting	155
GENERAL INFORMATION CONCERNING THE NEWMARKET MEETING AND VOTING	155
Time, Date And Place	155
Record Date	155
Solicitation of Proxies	156
Voting by Proxies	156
Revocability of Proxies	157
Voting of Newmarket Shares Owned by Beneficial Newmarket Shareholders	157
Quorum	158
Principal Newmarket Shareholders	158
Particulars of Matters to be Acted Upon at the Newmarket Meeting	158

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	161
LEGAL MATTERS	162
INTERESTS OF EXPERTS OF KIRKLAND AND NEWMARKET	162
KIRKLAND DIRECTORS’ APPROVAL	163
NEWMARKET DIRECTORS’ APPROVAL	163
GLOSSARY OF DEFINED TERMS	164
CONSENT OF CIBC WORLD MARKETS INC.	179
CONSENT OF RBC CAPITAL MARKETS	179
CONSENT OF MAXIT CAPITAL LP	180
CONSENT OF GMP SECURITIES L.P.	180
APPENDIX A FORM OF KIRKLAND ARRANGEMENT RESOLUTION	A-1
APPENDIX B SECTION 190 OF THE CBCA	B-1
APPENDIX C FORM OF NEWMARKET RESOLUTIONS	C-1
APPENDIX D PLAN OF ARRANGEMENT	D-1
APPENDIX E INFORMATION RELATING TO KIRKLAND	E-1
APPENDIX F INFORMATION RELATING TO NEWMARKET	F-1
APPENDIX G KIRKLAND FAIRNESS OPINIONS	G-1
APPENDIX H NEWMARKET FAIRNESS OPINION	H-1
APPENDIX I INTERIM ORDER	I-1
APPENDIX J NOTICE OF APPLICATION FOR FINAL ORDER	J-1
APPENDIX K UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF KIRKLAND	K-1
APPENDIX L COMPARISON OF SHAREHOLDER RIGHTS UNDER THE OBCA AND THE CBCA	L-1

JOINT MANAGEMENT INFORMATION CIRCULAR

Information Contained in this Circular

This Circular is delivered in connection with the solicitation of proxies by and on behalf of management of Kirkland and Newmarket for use at the Kirkland Meeting and the Newmarket Meeting, respectively, and any adjournment or postponement thereof. No person is authorized to give any information or make any representation not contained or incorporated by reference in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized or as being accurate. For greater certainty, to the extent that any information provided on Kirkland’s or Newmarket’s websites or by Kirkland’s or Newmarket’s proxy solicitation agents is inconsistent with this Circular, you should rely on the information provided in this Circular.

The information concerning Kirkland contained in this Circular has been provided by Kirkland and should be read together with, and is qualified by, the documents of Kirkland incorporated by reference herein. Although Newmarket has no knowledge that would indicate that any of the information provided by Kirkland is untrue or incomplete, neither Newmarket nor any of its officers and directors assumes any responsibility for the accuracy or completeness of such information or any failure by Kirkland to disclose facts or events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Newmarket.

The information concerning Newmarket contained in this Circular has been provided by Newmarket and should be read together with, and is qualified by, the documents of Newmarket incorporated by reference herein. Although Kirkland has no knowledge that would indicate that any of the information provided by Newmarket is untrue or incomplete, neither Kirkland nor any of its officers and directors assumes any responsibility for the accuracy or completeness of such information or the failure by Newmarket to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Kirkland.

All summaries of and references to the Arrangement Agreement and the Plan of Arrangement in this Circular are qualified in their entirety by the complete text of those documents. The Arrangement Agreement is available on SEDAR at www.sedar.com. The Plan of Arrangement is attached as Appendix D to this Circular. You are urged to read carefully the full text of the Plan of Arrangement and the Arrangement Agreement.

Information in this Circular is given as at October 26, 2016 unless otherwise indicated. Information contained in the documents incorporated herein by reference is given as at the respective dates stated therein.

This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Circular.

Kirkland Shareholders and Newmarket Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

Defined Terms

This Circular contains defined terms. For a list of the defined terms used herein, see the “Glossary of Defined Terms” in this Circular.

Forward-Looking Information

Certain statements and information contained herein and in the documents incorporated herein by reference are not based on historical facts and constitute forward-looking information and forward-looking statements, within the meaning of Canadian and United States Securities Laws, that are based on expectations, estimates and projections as at the date of this Circular or the dates of the documents incorporated herein by reference, as applicable. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and includes, among others, information regarding: expectations regarding whether the Arrangement will be completed, including whether conditions, including shareholder, regulatory and Court approvals, to the Arrangement will be satisfied, or the timing for completing the Arrangement; expectations for the effects of the Arrangement or the ability of the Combined Company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays; the potential benefits and synergies of the Arrangement; statements made in, and based upon, the fairness opinions; statements relating to the business and future activities of, and developments related, to Kirkland and Newmarket after the date of this Circular and prior to the Effective Time and of and to Newmarket after the Effective Time; statements based on the audited financial statements of Kirkland or Newmarket; mine life of mineral projects, the timing and amount of estimated capital expenditure; success of exploration activities; expectations for other economic, business, environmental, regulatory and/or competitive factors related to Kirkland, Newmarket, the Combined Company or the mining industry generally; anticipated future production and exploration and the costs related thereto; and other events or conditions that may occur in the future.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland’s and Newmarket’s respective management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland and Newmarket believe that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Combined Company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability to complete the Arrangement; the ability to obtain requisite shareholder, regulatory and Court approvals and the satisfaction of other conditions to the Arrangement on the proposed terms and schedule; the Arrangement Agreement may be terminated in certain circumstances; the ability of Kirkland and Newmarket to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on exploration activities; the potential impact of the Arrangement on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the Arrangement; changes in general economic, business and political conditions, including changes in the financial, foreign exchange and commodity markets; fluctuations in the price of gold; changes in applicable Laws; compliance with extensive government regulation, including obtaining government approvals; the diversion of management time on the Arrangement; uncertainty related to mineral exploration properties, including discrepancies between actual and estimated mineral resources; the ability to finance the continued exploration of mineral properties; competition; loss of key personnel or labour disputes; and natural disasters or other unanticipated problems.

This forward-looking information may be affected by risks and uncertainties in the business of Kirkland and Newmarket and market conditions. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading “Risk Factors – Risks Related to the Arrangement” and in “Appendix E – Information Relating to Kirkland – Documents Incorporated by Reference” and “APPENDIX F – Information Relating to Newmarket – Documents Incorporated by Reference” to this Circular, and in other documents incorporated by reference in this Circular, including Kirkland’s and Newmarket’s respective annual information form, financial statements and related management discussion and analysis for the financial year ended December 31, 2015 and their interim financial reports and related management discussion and analysis for the period ended June 30, 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Although Kirkland and Newmarket have attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Accordingly, readers should not place undue reliance on forward-looking information. This forward-looking information is made as of the date of this Circular Kirkland and Newmarket do not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Additional Information

This Circular incorporates important business and financial information about Kirkland and Newmarket from documents that are not included in or delivered with this Circular. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this Circular free of charge from Kirkland’s or Newmarket’s websites or by requesting them in writing or by telephone from Kirkland or Newmarket, as applicable, at the following addresses and telephone numbers:

Kirkland Lake Gold Inc.	Newmarket Gold Inc.

200 Bay Street, Suite 3120	200 Burrard Street, Suite 1680
Toronto, Ontario M5J 2J1	Vancouver, British Columbia V6C 3L6
416-840-7884	604-559-8040

www.klgold.com	www.newmarketgoldinc.com

For a more detailed description of the information incorporated by reference into this Circular and how you may obtain it, see “Appendix E – Information Relating to Kirkland – Documents Incorporated by Reference” and “APPENDIX F – Information Relating to Newmarket – Documents Incorporated by Reference”.

Information for Beneficial Shareholders

The information set out in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold Shares in their own name. This Circular and the accompanying materials are being sent to Registered Shareholders and Beneficial Shareholders, who are Shareholders who hold their Shares through a broker, bank, trust company, investment dealer or other financial institution (each, an “Intermediary”).

Beneficial Shareholders should note that only proxies deposited by Registered Shareholders can be recognized and acted upon at the Kirkland Meeting and the Newmarket Meeting, as applicable. If Shares are listed in an account statement provided to a Shareholder by an Intermediary, then in almost all cases those Shares will not be registered in the Shareholder’s name on the records of Kirkland and Newmarket. Such Shares will more likely be registered under the name of the Shareholder’s Intermediary. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS, which acts as nominee for many Canadian Intermediaries). The majority of Shares held in the United States are registered in the name of Cede & Co., the nominee for The Depository Trust Company, which is the United States equivalent of CDS. Kirkland and Newmarket generally do not know for whose benefit the Shares registered in the name of CDS & Co. or Cede & Co. are held.

If you are a Beneficial Shareholder, your Intermediary will send you a VIF or proxy form with this Circular. This form will instruct the Intermediary as to how to vote your Shares at the Kirkland Meeting or Newmarket Meeting, as applicable, on your behalf. You must follow the instructions from your Intermediary to vote. The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge. Broadridge typically mails a VIF to Beneficial Shareholders and asks Beneficial Shareholders to return the VIF to Broadridge (in some cases the completion of the VIF may be by telephone or the internet). Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting of Shares to be represented at the Kirkland Meeting and Newmarket Meeting, as applicable. Additionally, there are two kinds of Beneficial Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or “OBOs”; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners or “NOBOs”. Newmarket and Kirkland may each utilize the Broadridge QuickVote™ service to assist Beneficial Shareholders that are NOBOs with voting their Shares. NOBOs of Kirkland may be contacted by Kingsdale and NOBOs of Newmarket may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

For greater certainty, Beneficial Shareholders should note that they are not entitled to use a VIF or proxy form received from Broadridge or their Intermediary to vote Shares directly at the Kirkland Meeting or the Newmarket Meeting, as applicable. Instead, the Beneficial Shareholder must complete the VIF or proxy form and return it as instructed on the applicable form. The Beneficial Shareholder must complete these steps well in advance of the Kirkland Meeting or the Newmarket Meeting, as applicable, in order to ensure such Shares are voted.

In the alternative, if you wish to vote in person at the Kirkland Meeting or the Newmarket Meeting, as applicable, or have another person attend and vote in person on your behalf, insert your name or such other person’s name in the space provided for the proxyholder appointment in the VIF or proxy form, and return it as instructed by your Intermediary. Your Intermediary may have also provided you with the option of appointing yourself or someone else to attend and vote on your behalf at the Kirkland Meeting or Newmarket Meeting, as applicable, through the internet. When you arrive at the Kirkland Meeting or Newmarket Meeting, as applicable, please register with the scrutineer. Beneficial Shareholders cannot use the VIF or proxy form to vote directly at the Kirkland Meeting or Newmarket Meeting, as applicable. If you appoint a non-management proxyholder please make sure they are aware and ensure they will attend the Kirkland Meeting or Newmarket Meeting, as applicable, in order for your vote to count.

Beneficial Shareholders who have questions or concerns regarding any of these procedures may also contact their Intermediary. It is recommended that inquiries of this kind be made well in advance of the Kirkland Meeting and the Newmarket Meeting.

Beneficial Kirkland Shareholders should also instruct their Intermediary to complete the Letter of Transmittal regarding the Arrangement with respect to their Kirkland Shares in order to receive 2.1053 Newmarket Shares, on a pre-Consolidation basis (approximately one New Newmarket Share, on a post-Consolidation basis) for each Kirkland Share held.

Management of Kirkland and Newmarket, respectively, will pay for Intermediaries to forward this Circular, the proxy form or a VIF to OBOs in accordance with National Instrument 54-101 – Communication with Beneficial Owners of a Reporting Issuer of the Canadian Securities Administrators.

See “General Information Concerning the Kirkland Meeting and Voting” and “General Information Concerning the Newmarket Meeting and Voting”.

Information for United States Securityholders

The Newmarket Shares to be received by Kirkland Shareholders as consideration for their Kirkland Shares pursuant to the Arrangement, and the Replacement Securities to be received by Kirkland Optionholders in exchange for their Kirkland Options and SAS Options, as applicable, pursuant to the Arrangement, have not been and will not be registered under the U.S. Securities Act or any state securities laws, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities, from the registration requirements of the U.S. Securities Act where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on October 27, 2016, and, subject to the approval of the Arrangement Resolution by the Kirkland Shareholders and the approval of the Newmarket Resolutions by the Newmarket Shareholders, a hearing for a final order approving the Arrangement will be held at 10:00 a.m. (Toronto time) on November 29, 2016 (or as soon thereafter as legal counsel can be heard) at the Courthouse, 330 University Avenue, Toronto, Ontario. All Kirkland Shareholders and Kirkland Optionholders are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. The Final Order of the Court will, if granted after the Court considers the substantive and procedural fairness of the Arrangement to the Kirkland Shareholders and Kirkland Optionholders, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Newmarket Shares to be received by Kirkland Shareholders in exchange for their Kirkland Shares pursuant to the Arrangement, and the Replacement Securities to be received by Kirkland Optionholders in exchange for their Kirkland Options and SAS Options, as applicable, pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order. See “The Arrangement – Required Approvals – Court Approval”.

The Newmarket Shares to be received by Kirkland Shareholders upon completion of the Arrangement may be resold without restriction under the U.S. Securities Act, except in respect of resales by persons who are “affiliates” (within the meaning of Rule 144 under the U.S. Securities Act) of Newmarket at the time of such resale or who have been affiliates of Newmarket within ninety days before such resale. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Newmarket Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Kirkland Shareholders who are affiliates of Newmarket solely by virtue of their status as an officer or director of Newmarket may sell their Newmarket Shares outside the United States in compliance with Regulation S under the U.S. Securities Act. See “Regulatory Matters – United States Securities Law Matters”.

The exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to Section 3(a)(10) of the U.S. Securities Act. Therefore, the Newmarket Shares issuable upon the exercise of the Replacement Securities to be received by Kirkland Optionholders pursuant to the Arrangement will not be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and the Replacement Securities may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws, if any. Prior to the issuance of Newmarket Shares pursuant to any such exercise, Newmarket may require evidence (which may include an opinion of counsel) reasonably satisfactory to Newmarket to the effect that the issuance of such Newmarket Shares does not require registration under the U.S. Securities Act or applicable state securities laws. The Newmarket Shares issuable upon the exercise of the Replacement Securities to be received by Kirkland Optionholders in exchange for their Kirkland Options or SAS Options, as applicable, pursuant to the Arrangement may be sold outside the United States in compliance with Regulation S under the U.S. Securities Act. See “Regulatory Matters – United States Securities Law Matters”.

Newmarket Shares received upon a permitted exercise of the Replacement Securities by holders in the United States or who are U.S. Persons will be “restricted securities”, as such term is defined in Rule 144 under the U.S. Securities Act, and may not be resold unless such securities are registered under the U.S. Securities Act and all applicable state securities laws or unless an exemption from such registration requirements is available.

Kirkland and Newmarket are “foreign private issuers”, within the meaning of Rule 3b-4 under the U.S. Exchange Act, and the solicitation of proxies for the Kirkland Meeting and the Newmarket Meeting are not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada, and the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and Securities Laws. Kirkland Shareholders and Newmarket Shareholders in the United States should be aware that such requirements are different from those applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. The unaudited historical interim financial statements and audited historical financial statements of Kirkland and other financial information included or incorporated by reference in this Circular have been prepared in Canadian dollars. In addition, such financial statements and other financial information included or incorporated by reference in this Circular have been prepared in accordance with IFRS as issued by the IASB, which differs from U.S. GAAP in certain material respects, and are subject to Canadian auditing and auditor independence standards and thus are not directly comparable to financial statements prepared in accordance with U.S. GAAP and U.S. auditing and auditor independence standards.

Likewise, information in this Circular or in the documents incorporated by reference herein concerning the properties and operations of Kirkland and of Newmarket has been prepared in accordance with Canadian standards under applicable Canadian Securities Laws, which differ from the requirements of U.S. Securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this Circular or in the documents incorporated by reference herein are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian Securities Laws, they are not recognized by the SEC. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. “Inferred mineral resource” has a great amount of uncertainty as to its existence, as to whether they can be mined and as to its economic and legal feasibility, except in rare cases. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian Securities Laws, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in rare cases. Readers are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into mineral reserves. Readers are also cautioned not to assume that all or any part of an “inferred mineral resource” exists, or is economically or legally mineable. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. As such, certain information contained in this Circular or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Kirkland Shareholders should be aware that the Arrangement described in this Circular may have tax consequences in both the United States and Canada. Shareholders who are resident in, or citizens of, the United States are advised to review the summaries contained in this Circular under the headings “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada” and “Certain United States Federal Income Tax Considerations” and to consult their own tax advisors to determine the particular United States tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

Information concerning operations of Kirkland and Newmarket has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.

The enforcement by investors of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that Kirkland and Newmarket are incorporated or organized under the laws of a jurisdiction other than the United States, that some or all of their officers and directors are and will be residents of countries other than the United States, that some or all of the experts named in this Circular may be residents of countries other than the United States, and that all or a substantial portion of the assets of Kirkland, Newmarket and such persons are and will be located outside the United States. As a result, it may be difficult or impossible for Kirkland Shareholders or Newmarket Shareholders resident in the United States to effect service of process within the United States upon Kirkland or Newmarket, as applicable, their respective officers or directors or the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, Kirkland Shareholders and the Newmarket Shareholders resident in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR ANY SUCH STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Currency and Exchange Rates

Unless otherwise indicated, all references to “$”, “CDN$”, “C$” or “Canadian dollars” are to Canadian dollars, references to “US$”, “USD” or “U.S. dollars” are to United States dollars and references to “A$”, “AUD” or “Australian dollars” are to Australian dollars. On October 26, 2016, the noon rates of exchange as reported by the Bank of Canada were US$1.00 = $1.3360 and $1.00 = US$0.7485 and A$1.00 = $1.0230 and $1.00 = A$0.9775.

Non-GAAP Disclosures

This Circular makes reference to certain non-GAAP measures. These measures are not recognized measures under GAAP, do not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers; however, as these measures are commonly used in the mining industry, Kirkland and Newmarket believe that their inclusion is useful to investors and they are measures that Kirkland and Newmarket use to evaluate their respective performance and financial positions. Investors are cautioned that these non-GAAP measures should not be construed as an alternative to the measures calculated in accordance with GAAP as, given their non-standardized meanings, they are unlikely to be comparable to similar measures presented by other issuers. Operating cash costs per ounce of gold and AISC per ounce of gold are non-GAAP measures that Kirkland and Newmarket use as key performance measures to monitor performance and ability to generate cash flow.

AISC is a performance measure that reflects all of the expenditures that are required to produce an ounce of gold from current operations. While there is no standardized meaning of the measure across the industry, the definition used herein conforms to the AISC definition as set out by the World Gold Council in its guidance dated June 27, 2013. The World Gold Council is a non-regulatory, non-profit organization established in 1987 whose members include global senior mining companies. Kirkland and Newmarket believe that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations. Kirkland and Newmarket define AISC as the sum of operating cash costs (per below), sustaining capital (capital required to maintain current operations at existing levels), capital lease repayments, corporate general and administrative expenses, in-mine exploration expenses and rehabilitation accretion and amortization related to current operations. AISC excludes capital expenditures for significant improvements at existing operations deemed to be expansionary in nature, exploration and evaluation related to growth projects, rehabilitation accretion and amortization not related to current operations, financing costs, debt repayments, share-based compensation not related to operations, and taxes.

Operating cash costs per ounce of gold is a non-GAAP measure that Kirkland and Newmarket use to assess how well their respective producing mines are performing compared to plan and to assess overall efficiency and effectiveness of their mining operations. Kirkland and Newmarket believe that this is a key performance indicator required by users of their respective financial information in the determination of profitability and performance relative to their peers. Kirkland and Newmarket calculate operating cash costs per ounce by deducting silver sales revenue as a by-product from operating expenses per the consolidated statement of operations, then dividing by the gold ounces sold during the applicable period. Operating expenses include mine site operating costs such as mining, processing and administration as well as royalties, however excludes depletion and depreciation, share-based payments and rehabilitation costs.

See Kirkland’s and Newmarket’s respective management’s discussion and analysis on SEDAR for a reconciliation of certain non-GAAP measures.

KIRKLAND SHAREHOLDERS – QUESTIONS AND ANSWERS ABOUT THE
ARRANGEMENT AND THE KIRKLAND MEETING

The information contained below is of a summary nature and therefore is not complete. This summary information is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, including the Appendices hereto, the form of proxy and the Letter of Transmittal, all of which are important and should be reviewed carefully. Capitalized terms used in these questions and answers but not otherwise defined herein have the meanings set forth in the “Glossary of Defined Terms” in this Circular.

Q&A on the Arrangement

Q:	Where and when will the Kirkland Meeting be held?

A:	The Kirkland Meeting will be held at the offices of Cassels Brock & Blackwell LLP, Suite 2100, 40 King Street West, Toronto, Ontario M5H 3C2 on November 25, 2016 at 10:00 a.m. (Toronto time).

Q:	What are Kirkland Shareholders being asked to vote on?

A:

Kirkland Shareholders are being asked to vote on a special resolution to approve the plan of arrangement involving Kirkland and Newmarket under Section 192 of the CBCA pursuant to which Kirkland and Newmarket will combine their respective businesses, creating a new, mid-tier gold company. Existing Kirkland Shareholders and Newmarket Shareholders will own approximately 57% and 43% of the Combined Company, respectively, on a fully-diluted in-the-money basis.

See “The Arrangement – Required Approvals – Kirkland Shareholder Approval” and “General Information Concerning the Kirkland Meeting and Voting – Particulars of Matters to be Acted Upon at the Kirkland Meeting”.

Q:	What will I receive for my Kirkland Shares under the Arrangement?

Under the Arrangement, each Kirkland Shareholder will receive, subject to the terms of the Plan of Arrangement, 2.1053 Newmarket Shares, on a pre-Consolidation basis (approximately one New Newmarket Share on a post-Consolidation basis) for each Kirkland Share held. For example, if a Kirkland Shareholder held 100 Kirkland Shares, they would be entitled to receive 210 Newmarket Shares on a pre-Consolidation basis. Post-Consolidation, the Kirkland Shareholder would receive 0.475 New Newmarket Shares for each Newmarket Share held (received pursuant to the Arrangement) which would entitle to Kirkland Shareholder to receive 99 New Newmarket Shares. Existing Kirkland Shareholders and Newmarket Shareholders will own approximately 57% and 43% of the Combined Company, respectively, on a fully-diluted in-the-money basis.

See “The Arrangement – Description of the Arrangement” and “The Arrangement – Procedure for Exchange of Kirkland Shares – Exchange Procedure”.

Q:	What is the maximum number of Newmarket Shares issuable pursuant to the Arrangement?

A:

Pursuant to the Arrangement, Newmarket will issue approximately 247,379,251 Newmarket Shares on a pre-Consolidation basis (117,505,144 New Newmarket Shares on a post-Consolidation basis) as consideration for the Kirkland Shares which is equal to approximately 138.67% of the Newmarket Shares issued and outstanding based on an aggregate of 117,503,088 Kirkland Shares issued outstanding as of the date hereof.

In connection with the Arrangement, Newmarket will also reserve (i) 6,167,446 Newmarket Shares on a pre-Consolidation basis (2,929,537 New Newmarket Shares on a post-Consolidation basis) for issuance upon the exercise of the Replacement Securities based on an aggregate of 1,640,375 Kirkland Options and 1,289,111 SAS Options outstanding as of the date hereof; and (ii) 17,529,565 Newmarket Shares on a pre-Consolidation basis (8,326,543 New Newmarket Shares on a post- Consolidation basis) for issuance upon the conversion of the Kirkland Debentures based on 3,793,552 and 4,532,846 Kirkland Shares being issuable in exchange for the issued and outstanding 6% Debentures and 7.5% Debentures, respectively, on the date hereof.

In addition, Newmarket Shares may be issuable upon the vesting of the outstanding Kirkland PSUs and Kirkland RSUs. In accordance with the Kirkland Equity Compensation Plan, payments, if any, upon vesting of such Kirkland PSUs or RSUs may be made in cash or Kirkland Shares at the option of Kirkland and the amount thereof is not currently determinable. In connection with the Arrangement, Newmarket will also reserve a maximum of (i) 306,855 Newmarket Shares on a pre- Consolidation basis (145,756 New Newmarket Shares on a post-Consolidation basis) for issuance upon the vesting of Kirkland RSUs based on an aggregate of 145,754 Kirkland RSUs outstanding as of the date hereof; and (ii) 529,499 Newmarket Shares on a pre-Consolidation basis (251,512 New Newmarket Shares on a post-Consolidation basis) for issuance upon the vesting of Kirkland PSUs based on an aggregate of 125,754 Kirkland PSUs outstanding as of the date hereof and assuming the maximum pay-out factor under the terms of the Kirkland PSUs.

The maximum aggregate Newmarket Shares issuable pursuant to or as a result of the Arrangement for Kirkland Shares and assuming the exercise and conversion of all of the issued and outstanding Replacement Securities, Kirkland Debentures, Kirkland RSUs and Kirkland PSUs is approximately 271,912,619 on a pre-Consolidation basis (129,158,494 New Newmarket Shares on a post- Consolidation basis) which is equal to approximately 152.42% of the Newmarket Shares issued and outstanding. Following completion of the Arrangement, existing Kirkland Shareholders and existing Newmarket Shareholders will own approximately 57% and 43% of the Combined Company, respectively, on a fully-diluted in-the-money basis.

Newmarket will assume the obligations of Kirkland under the Kirkland Equity Compensation Plan, a copy of which is available on Kirkland’s SEDAR profile at www.sedar.com.

Q:	Does the Kirkland Board support the Arrangement?

A:

Yes. The Kirkland Board (with the exception of Eric Sprott who did not participate in the board meetings or vote with respect to the Arrangement) has unanimously determined that the Arrangement is in the best interest of Kirkland and recommends that Kirkland Shareholders vote FOR the Arrangement Resolution. The Kirkland Board has periodically reviewed a range of strategic alternatives for creating shareholder value, including other potential transactions. The opportunity to combine the Kirkland and Newmarket businesses to create a new mid-tier entity was a compelling one that affords multiple opportunities to create sustained, long-term value for Kirkland Shareholders.

In making its recommendation, the Kirkland Board reviewed and considered a number of factors, including those listed below, which are described in this Circular under the heading “The Arrangement – Reasons for the Recommendation of the Kirkland Board”, including the recommendation of the Kirkland Special Committee and the opinions from RBC and Maxit, that, as of September 28, 2016 and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Kirkland Shareholders.

•

Creation of a New Low-Cost, Diversified Mid-Tier Gold Producer. The Arrangement is anticipated to result in the creation of a larger, more diversified company with a portfolio of high-quality assets including 7 mines and 5 mills, all located in stable, mining friendly jurisdictions. The Combined Company’s operations are expected to have gold production of over 500,000 ounces in 2016 underpinned by three top-tier, long-life producing mines: Kirkland’s Macassa Mine and Taylor Mine located in Ontario, Canada and Newmarket’s Fosterville Mine located in the state of Victoria, Australia. Increased production and reserves should provide shareholders with leverage to the gold price.

•

Production Profile Anchored by Three High-Grade, Low-Cost Operations. The Combined Company is expected to have a significant and growing gold production profile. The combined production in 2016 from the Macassa Mine, Taylor Mine and Fosterville Mine is expected to be over 330,000 ounces, with cash costs of under US$600/oz and AISC below US$800/oz. The diversified production base should reduce the impact of planned and unplanned outages for the Combined Company.

•

Driving Growth Across Two World Class Mining Jurisdictions. The Combined Company is expected to be well positioned for sustainable growth through exploration potential in underexplored, well establish gold camps in Australia and Canada. The combination creates a second operating platform to further evaluate growth opportunities in another stable mining jurisdiction supported by a strengthened balance sheet. The expected cash flow generation of the Combined Company can support accelerated exploration and development or investments to increase production.

•

Stronger Financial Position. The Combined Company will have a stronger financial position and greater cash resources than Kirkland alone. The Combined Company will have a cash position of approximately $276 million and significant expected free cash flow generation in 2016 and beyond, which will provide the Combined Company with greater financial strength and flexibility. In addition, the Combined Company will have the ability to cross pollinate best practices to drive cost savings across its portfolio.

See “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendation of the Kirkland Board” and “The Arrangement – Reasons for the Recommendation of the Kirkland Board”.

Q:	What approvals are required of Kirkland Shareholders at the Kirkland Meeting?

A:

The Arrangement Resolution must be approved, with or without variation, by the affirmative vote of (i) at least two-thirds of the votes cast on the Arrangement Resolution by Kirkland Shareholders, present in person or represented by proxy and entitled to vote at the Kirkland Meeting and (ii) a simple majority of the votes cast on the Arrangement Resolution by Kirkland Shareholders, present in person or represented by proxy and entitled to vote at the Kirkland Meeting, excluding the votes cast in respect of Kirkland Shares held by any interested party (as defined in MI 61-101), any related party (as defined in MI 61-101) of such interested party or any joint actor (as defined in MI 61-101) of such interested party or related party.

See “The Arrangement – Required Approvals – Kirkland Shareholder Approval” and “General Information Concerning the Kirkland Meeting and Voting – Particulars of Matters to be Acted Upon at the Kirkland Meeting”.

Newmarket has entered into the Newmarket Voting Agreements with the Kirkland Locked-Up Shareholders, pursuant to which the Kirkland Locked-Up Shareholders have agreed, subject to the terms and conditions of their respective Newmarket Voting Agreements, to vote their Kirkland Shares FOR the Arrangement Resolution. As of the date of the Arrangement Agreement, the KirklandLocked-Up Shareholders collectively beneficially owned or exercised control or direction over an aggregate of 7,948,719 Kirkland Shares and 1,170,536 Kirkland Options and SAS Options, representing approximately 6.77% of the outstanding Kirkland Shares on a non-diluted basis and approximately 7.69% of the outstanding Kirkland Shares assuming the exercise of their Kirkland Options and SAS Options.

See “The Arrangement – Voting Agreements”.

Q:	What other approvals are required for the Arrangement?

A:

The Share Issuance Resolution, the Newmarket Board Resolution and the election of each of the Board Nominees must be approved by the affirmative vote of a majority of the votes cast by Newmarket Shareholders, present in person or represented by proxy and entitled to vote at the Newmarket Meeting and each of the Articles of Amendment Resolutions and the Board Delegation Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast by Newmarket Shareholders, present in person or represented by proxy and entitled to vote at the Newmarket Meeting.

In addition, the Arrangement must be approved by the Court. The Court will be asked to make an order approving the Arrangement and to determine, after considering the substantive and procedural aspects of the transaction, that the Arrangement is fair and reasonable to the Kirkland Shareholders. Kirkland will apply to the Court for this order if the Kirkland Shareholders approve the Arrangement Resolution at the Kirkland Meeting and the Newmarket Shareholders approve the Newmarket Resolutions at the Newmarket Meeting.

The Arrangement and the transactions contemplated thereby are subject to regulatory approval, including Competition Act Approval, FIRB Approval and the approval of the TSX in respect of the issuance of Newmarket Shares to Kirkland Shareholders, the reservation for issuance of Newmarket Shares that may be issued upon the exercise, vesting or conversion, as applicable, of the Replacement Securities, Kirkland PSUs, Kirkland RSUs and Kirkland Debentures, and the Consolidation.

See “The Arrangement – Required Approvals – Court Approval” and “The Arrangement – Required Approvals – Newmarket Shareholder Approval”.

Q:	When will the Arrangement become effective?

A:

Subject to obtaining the Court approval, Competition Act Approval and FIRB Approval as well as the satisfaction of all other conditions precedent, if Kirkland Shareholders approve the Arrangement Resolution and the Newmarket Shareholders approve the Newmarket Resolutions, it is anticipated that the Arrangement will be completed on or about November 30, 2016.

Q:	What are the Canadian federal income tax consequences of the Arrangement?

A:

Subject to the qualifications set forth in this Circular, a Resident Holder who receives Newmarket Shares in exchange for Kirkland Shares on the Amalgamation will not realize any capital gain (or capital loss) as a result of the exchange.A Resident Holder who exchanges Kirkland Options and SAS Options for Replacement Securities will be deemed not to dispose of their Kirkland Options and SAS Options and not to have acquired the Replacement Securities received on the exchange.

A Non-Resident Holder who receives Newmarket Shares in exchange for Kirkland Shares on the Amalgamation will not realize any capital gain (or capital loss) as a result of the exchange.

A Non-Resident Holder who exchanges Kirkland Options and SAS Options for Replacement Securities should consult its own tax advisor as to the tax consequences applicable in its particular circumstances.

For additional information and a general discussion of such tax considerations, see “Certain Canadian Federal Income Tax Considerations”.

Tax matters are complicated and the tax consequences of the Arrangement to you will depend on the facts of your particular circumstances. Because individual circumstances may differ, you should consult with your tax advisor as to the specific tax consequences of the Arrangement to you.

Q:	What are the United States federal income tax consequences of the Arrangement to a U.S. Holder?

A:

The Arrangement should qualify as a tax-deferred Reorganization under Section 368(a) of the Code. Neither Kirkland nor Newmarket, however, has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the status of the Arrangement as a tax-deferred Reorganization or that the United States courts would uphold the status of the Arrangement as a tax- deferred Reorganization in the event of a successful IRS challenge.

Assuming the Arrangement qualifies as a tax-deferred Reorganization, and subject to the assumptions, limitations and qualifications referred to under “Certain United States Federal Income Tax Considerations,” a U.S. Holder of Kirkland Shares should not recognize gain or loss as a result of the Arrangement, would hold the Newmarket Shares received under the Arrangement with an adjusted tax basis equal to the adjusted tax basis of its Kirkland Shares, and would include the holding period of its Kirkland Shares in its holding period of the Newmarket Shares received under the Arrangement. If the Arrangement fails to qualify as a tax-deferred Reorganization, the exchange of Kirkland Shares for Newmarket Shares would be a taxable transaction to U.S. Holders, in which case a U.S. Holder would recognize gain or loss equal to the difference between the total consideration received by such U.S. Holder pursuant to the Arrangement and the U.S. Holder’s adjusted tax basis in its Kirkland Shares.

The foregoing is only a brief summary of certain United States federal income tax considerations relating to the Arrangement and is qualified in its entirety by the more detailed general description of Unites States federal income tax considerations relating to the Arrangement and to the ownership and disposition of Newmarket Shares received pursuant to the Arrangement under “Certain United States Federal Income Tax Considerations”. Kirkland Shareholders should consult their own tax advisors regarding the United States federal tax consequences of the Arrangement.

Q:	Are the Newmarket Shares listed on a stock exchange?

A:

Yes. Newmarket Shares currently trade on the TSX under the symbol “NMI” and the OTCQX under the symbol “NMKTF”. Newmarket has applied to the TSX to list the Newmarket Shares issuable to: (i) Kirkland Shareholders under the Arrangement; (ii) Kirkland Optionholders upon the exercise of the Replacement Securities; and (iii) holders of Kirkland PSUs, Kirkland RSUs and Kirkland Debentures upon vesting and conversion thereof, respectively. It is a condition of closing that Newmarket will have obtained approval of the TSX for the listing of the Newmarket Shares to be issued pursuant to the Arrangement, subject only to the customary listing conditions of the TSX. In connection with the Name Change Resolution and the Consolidation Resolution, following completion of the Arrangement, it is expected that the Combined Company will change its name to Kirkland Lake Gold Ltd., subject to regulatory approval, and will apply for a new ticker symbol for the New Newmarket Shares listed on the TSX.

Q:	How will Kirkland Debentures be treated under the Arrangement?

A:

In connection with the Arrangement, subject to TSX approval, the Kirkland Debentures will continue to be listed on the TSX. Each Kirkland Debenture will continue to be governed by and be subject to the terms of the Kirkland Indenture. Following the Effective Time, Newmarket will issue Newmarket Shares to a holder of Kirkland Debentures upon the conversion of any Kirkland Debentures and, in connection therewith, Newmarket and Kirkland intend to enter into the Supplemental Indenture as soon as practicable following the Effective Date.

A:

Additionally, following the Effective Time, a change of control offer will be made for the Kirkland Debentures in accordance with the Kirkland Indenture. During the 30 day period following the Effective Date, holders of Kirkland Debentures will receive a Debenture Change of Control Notice, stating that a change of control has occurred along with an offer, at the option of the holder of the Kirkland Debentures, to either (i) purchase the Kirkland Debentures at 100% of the principal amount plus accrued and unpaid interest or (ii) convert the Kirkland Debentures in accordance with the Change of Control Conversion Price (as defined in the Kirkland Indenture) on the date that is 30 business days following delivery of the Debenture Change of Control Notice.

See “The Arrangement – Effects of the Arrangement – Kirkland Debentures”.

Q:	Are Kirkland Shareholders entitled to Dissent Rights?

A:

Yes. Pursuant to the Interim Order, Registered Kirkland Shareholders are entitled to Dissent Rights but only if they follow the procedures specified in the CBCA, as modified by Article 5 of the Plan of Arrangement and the Interim Order. If you wish to exercise Dissent Rights, you should consult with your legal, tax and investment advisors and carefully review the description of such rights set forth in this Circular and the Interim Order, and comply with the provisions of the Dissent Rights the full text of which is set out on APPENDIX B to this Circular.

See “Rights of Dissenting Kirkland Shareholders”.

Q:	What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A:

If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. In certain circumstances, including, among other things, if Kirkland accepts a competing offer that the Kirkland Board concludes is superior to the Arrangement, Kirkland will be required to pay to Newmarket a termination payment of $55 million in connection with such termination. In certain other circumstances, including, among other things, if Newmarket accepts a competing offer that the Newmarket Board concludes is superior to the Arrangement, Newmarket will be required to pay to Kirkland a termination payment of $42.5 million in connection with such termination. The circumstances under which the termination payments listed above are payable are reciprocal and the termination amounts substantially consistent with the market capitalization of Kirkland and Newmarket.

See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

Q:	Should I send in my Letter of Transmittal and certificate(s) or DRS Advice(s) representing my Kirkland Shares now?

A:

All Registered Kirkland Shareholders should complete, sign and return the Letter of Transmittal with accompanying certificate(s) or DRS Advice(s) representing their Kirkland Shares to the Depositary as soon as possible. All deposits of Kirkland Shares made under a Letter of Transmittal are irrevocable; however, in the event the Arrangement is not consummated, the Depositary will promptly return any certificate(s) or DRS Advice(s) representing Kirkland Shares that have been deposited.

See “The Arrangement – Procedure for Exchange of Kirkland Shares – Letter of Transmittal” and “The Arrangement – Procedure for Exchange of Kirkland Shares – Exchange Procedure”.

Q:	When will I receive the Newmarket Shares issuable pursuant to the Arrangement as consideration for my Kirkland Shares?

A:

You will receive 2.1053 Newmarket Shares, on a pre-Consolidation basis (approximately one New Newmarket Share on a post-Consolidation basis) as consideration for each Kirkland Share held as soon as practicable after the Effective Date and your properly completed and duly executed Letter of Transmittal, certificate(s) or DRS Advice(s) representing Kirkland Shares and other required documents are received by the Depositary. If you hold your Kirkland Shares through an Intermediary, then you are not required to take any action and the Newmarket Shares will be delivered to your Intermediary through the procedures in place for such purposes between CDS or similar entities and such intermediaries. If you hold your Kirkland Shares through an Intermediary, you should contact your Intermediary if you have questions regarding this process.

It is anticipated that the Arrangement will be completed on or about November 30, 2016, assuming the Arrangement Resolution and Newmarket Resolutions are approved by the Kirkland Shareholders and Newmarket Shareholders, respectively, all Court and other approvals and clearances have been obtained and all conditions of closing have been satisfied or waived.

Kirkland Shareholders who do not deliver their certificate(s) or DRS Advice(s) representing Kirkland Shares and all other required documents to the Depositary on or before the date which is six years after the Effective Date will lose their right to receive Newmarket Shares for their Kirkland Shares.

See “The Arrangement – Procedure for Exchange of Kirkland Shares”.

Q:	What happens if I send in certificate(s) or DRS Advice(s) representing my Kirkland Shares and the Arrangement Resolution is not approved or the Arrangement is not completed?

A:

If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, the certificate(s) or DRS Advice(s) representing your Kirkland Shares will be returned promptly to you by the Depositary.

Q:	What will happen to my Kirkland Options and SAS Options?

A:

Under the Arrangement, each outstanding Kirkland Option and SAS Option will, without any further action on the part of any Kirkland Optionholders, be exchanged for a Replacement Option or Replacement SAS Option, as applicable, to acquire, on the same terms and conditions as were applicable under such Kirkland Option or SAS Option, as applicable, immediately prior to the Effective Time, such number of Newmarket Shares (on a pre-Consolidation basis) as is equal to the product of: (A) the number of Kirkland Shares subject to the Kirkland Option or SAS Option, as applicable, immediately before the Effective Time; and (B) 2.1053, provided that if the foregoing would result in the issuance of a fraction of a Newmarket Share on any particular exercise of the Replacement Securities, then the number of Newmarket Shares otherwise issued shall be rounded down to the nearest whole number of Newmarket Shares. The exercise price per Newmarket Share subject to the Replacement Securities shall be an amount equal to the quotient of: (A) the exercise price per Kirkland Share under the exchanged Kirkland Option or SAS Option, as applicable, immediately prior to the Effective Time divided by (B) 2.1053 (provided that the aggregate exercise price payable on any particular exercise of the Replacement Securities shall be rounded up to the nearest whole cent). It is intended that Subsection 7(1.4) of the Tax Act apply to such exchange of options. Accordingly, and notwithstanding the foregoing, if required, in the event that the Replacement Option In-The-Money Amount or Replacement SAS Option In-The-Money Amount, as applicable, would otherwise exceed the Kirkland Option In-The-Money Amount in respect of the Kirkland Option or the SAS Option In-The-Money Amount in respect of the SAS Option, as applicable, the number of Newmarket Shares which may be acquired on exercise of the Replacement Option or Replacement SAS Options, as applicable, will be adjusted accordingly.

If the Consolidation Resolution is approved by the Newmarket Shareholders, Kirkland Options and SAS Options will be exercisable for approximately one New Newmarket Share on a post-Consolidation basis. Approval of the Consolidation Resolution by the Newmarket Shareholders is a condition precedent to completion of the Arrangement in favour of Kirkland. However, if Kirkland waives the condition precedent requiring approval of the Consolidation Resolution, Kirkland Options and SAS Options will be exercisable into that number of Newmarket Shares as adjusted by the Exchange Ratio as described above.

Q:	Who can help answer my questions?

A:

If you have any questions about this Circular or the matters described in this Circular, please contact Kingsdale, or your professional advisor. Kirkland Shareholders who would like additional copies of this Circular, without charge, or have additional questions about the procedures for voting Kirkland Shares, should contact their broker or Kingsdale at the telephone numbers or e-mail below:

Toll-Free Number:	1-877-659-1824

Collect Calls:	416-867-2272

By E-mail:	contactus@kingsdaleshareholder.com

Q&A on Proxy Voting

Q:	Who is entitled to vote at the Kirkland Meeting?

A:

The record date for determining the Kirkland Shareholders entitled to receive notice of and to vote at the Kirkland Meeting is October 25, 2016. Only Kirkland Shareholders of record as of the close of business on the Record Date are entitled to receive notice of and to vote at the Kirkland Meeting. Each Kirkland Shareholder is entitled to one vote in respect of each Kirkland Share held.

Q:	How can I vote?

A:

You should carefully read and consider the information contained in this Circular. Registered Kirkland Shareholders should then vote by completing, dating and signing the enclosed form of proxy or, alternatively, by telephone, or over the internet, in each case in accordance with the enclosed instructions.

To vote by telephone, Registered Kirkland Shareholders should call Computershare at 1-800-564-6253. Registered Kirkland Shareholders will need to enter the 15-digit control number provided on the form of proxy to identify themselves as shareholders on the telephone voting system.

To vote over the internet, Registered Kirkland Shareholders should go to www.investorvote.com. Registered Kirkland Shareholders will need to enter the 15-digit control number provided on the form of proxy to identify themselves as shareholders on the voting website.

To be used at the Kirkland Meeting, a completed proxy form must be deposited at the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 (Telephone: 1-800-564-6253 (toll free within North America) or (514) 982-7555 (outside North America)) by mail or fax ((416) 263-9394 or 1-888-453-0330) or the proxy vote is otherwise registered in accordance with the instructions thereon. Beneficial Kirkland Shareholders who receive these materials through their Intermediary should complete and send the form of proxy or VIF in accordance with the instructions provided by their Intermediary. To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Toronto time) on November 23, 2016, or in the case of any postponement or adjournment of the Kirkland Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays), prior to the time of the postponed or adjourned Kirkland Meeting. Late proxies may be accepted or rejected by the Chair of the Kirkland Meeting in his or her discretion. The Chair is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chair of the Kirkland Meeting at his or her discretion, without notice.

If your Kirkland Shares are not registered in your name but are held by an Intermediary, please see below.

See “General Information Concerning the Kirkland Meeting and Voting – Voting by Proxies”.

Q:	How can a Beneficial Kirkland Shareholder vote?

A:

If your Kirkland Shares are not registered in your name, but are held in the name of an Intermediary, your Intermediary is required to seek your instructions as to how to vote your Kirkland Shares. Your Intermediary will send you a VIF or proxy form with this Circular. Carefully follow the instructions accompanying the VIF or proxy form. Your Intermediary will vote your Kirkland Shares only if you provide instructions to them on how to vote.

See “Joint Management Information Circular – Information for Beneficial Shareholders” and “General Information Concerning the Kirkland Meeting and Voting – Voting of Kirkland Shares Owned by Beneficial Kirkland Shareholders”.

Q:	How can a Beneficial Kirkland Shareholder vote in person at the Kirkland Meeting?

A:

Only Registered Kirkland Shareholders or their proxyholders are entitled to vote at the Kirkland Meeting. If you are a Beneficial Kirkland Shareholder and wish to attend and vote at the Kirkland Meeting in person, you must insert your name (or the name of such other person as you wish to attend and vote on your behalf) in the blank space provided for that purpose on the VIF or proxy form and return the VIF or proxy form in accordance with the instructions provided well in advance of the Kirkland Meeting.

See “General Information Concerning the Kirkland Meeting and Voting – Voting of Kirkland Shares Owned by Beneficial Kirkland Shareholders”.

Q:	What if my Kirkland Shares are registered in more than one name or in the name of a company?

A:

If your Kirkland Shares are registered in more than one name, all registered persons must sign the form of proxy. If your Kirkland Shares are registered in a company’s name or any name other than your own, you may be required to provide documents proving your authorization to sign the form of proxy for that company or name. For any questions about the proper supporting documents, contact Computershare before submitting your form of proxy.

See “General Information Concerning the Kirkland Meeting and Voting – Voting by Proxies”.

Q:	Who is soliciting my proxy?

A:	The management of Kirkland is soliciting your proxy and has engaged Kingsdale to act as proxy solicitation agent with respect to the matters to be considered at the Kirkland Meeting.

Solicitation of proxies will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone by directors, officers or employees of Kirkland. The cost of engaging Kingsdale will be borne by Kirkland.

Q:	Can I appoint someone other than the person(s) designated by management of Kirkland to vote my Kirkland Shares?

A:

Yes. A Kirkland Shareholder has the right to appoint a person (who need not be a Kirkland Shareholder) to attend and act for him, her or it and on his, her or its behalf at the Kirkland Meeting other than the persons designated in the form of proxy or VIF and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy and striking out the names now designated. If you appoint a non-management proxyholder please make sure they are aware and ensure they will attend the Kirkland Meeting in order for your vote to count.

See “General Information Concerning the Kirkland Meeting and Voting – Voting by Proxies”.

Q:	What happens if I sign the form of proxy sent to me?

A:	Signing and depositing the enclosed form of proxy gives authority to the person(s) designated by management of Kirkland on such form to vote your Kirkland Shares at the Kirkland Meeting.

The Kirkland Shares represented by your proxy must be voted according to your instructions in the form of proxy. If you sign, date and return your form of proxy but do not specify how you wish the Kirkland Shares to be voted, the Kirkland Shares represented by a proxy given to Kirkland’s management will be voted FOR the approval of the Arrangement Resolution as described in this Circular.

See “General Information Concerning the Kirkland Meeting and Voting – Voting by Proxies”.

Q:	Can I change my vote after I have voted by proxy?

A:

Yes. In addition to revocation in any other manner permitted by Law, a Registered Kirkland Shareholder executing the enclosed form of proxy has the power to revoke it by depositing an instrument in writing executed by the Registered Kirkland Shareholder or his or her legal representative authorized in writing or, where the Registered Kirkland Shareholder is a corporation, such instrument must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation. To be valid, an instrument of revocation must be delivered to Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada or to Kirkland at 200 Bay Street, Suite 3120, Toronto, Ontario M5J 2J1 any time up to and including the close of business on the last business day preceding the day of the Kirkland Meeting, or any adjournment thereof, or deposited with the Chair of the Kirkland Meeting prior to the commencement of the Kirkland Meeting.

Only Registered Kirkland Shareholders have the right to revoke a proxy. Beneficial Kirkland Shareholders who wish to change their vote must, in sufficient time in advance of the Kirkland Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures.

See “General Information Concerning the Kirkland Meeting and Voting – Revocability of Proxies”.

Q:	What if amendments are made to these matters or if other matters are brought before the Kirkland Meeting?

A:

The form of proxy accompanying this Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Kirkland Notice of Meeting and any other matters that may properly come before the Kirkland Meeting or any postponement or adjournment thereof. As at the date of this Circular, Kirkland’s management is not aware of any such amendments or variations, or of other matters to be presented for action at the Kirkland Meeting. However, if any amendments to matters identified in the accompanying Kirkland Notice of Meeting or any other matters which are not now known to management should properly come before the Kirkland Meeting or any postponement or adjournment thereof, the Kirkland Shares represented by properly executed proxies given in favour of the person(s) designated by management of Kirkland in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

See “General Information Concerning the Kirkland Meeting and Voting – Voting by Proxies”.

Q:	How many Kirkland Shares are outstanding?

A:	As of the close of business on October 26, 2016, there were 117,503,088 Kirkland Shares outstanding.

Q:	Who will count the votes?

A:	Kirkland’s transfer agent, Computershare, will count and tabulate the votes received at the Kirkland Meeting.

Q:	What do I need to do now?

A:

Carefully read and consider the information contained in, and incorporated by reference into, this Circular. You are required to make an important decision. If you have any questions about how to vote, you should contact your own legal, tax, financial or other professional advisor.

Once you have carefully read and considered the information contained in this Circular, to ensure your vote is counted, you need to complete and submit the enclosed form of proxy or, if applicable, provide your Intermediary with voting instructions. You are encouraged to vote well in advance of the proxy cut-off at 10:00 a.m. (Toronto time) on November 23, 2016 (or if the Kirkland Meeting is postponed or adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the postponed or adjourned meeting). The time limit for deposit of proxies may be waived or extended by the Chair of the Kirkland Meeting at his or her discretion, without notice.

Q:	What if I have other questions?

A:

Kirkland Shareholders that have questions regarding the Kirkland Meeting or require further assistance are encouraged to contact the proxy solicitation agent, Kingsdale, by (i) telephone, toll-free in North America at 1-877-659-1824 (1-416-867-2272 for collect calls); or (ii) e-mail at contactus@kingsdaleshareholder.com.

See “General Information Concerning the Kirkland Meeting and Voting – Voting of Kirkland Shares Owned by Beneficial Kirkland Shareholders”.

NEWMARKET SHAREHOLDERS – QUESTIONS AND ANSWERS ABOUT THE
ARRANGEMENT AND THE NEWMARKET MEETING

The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, including the Appendices hereto, all of which are important and should be reviewed carefully. Capitalized terms used in these questions and answers but not otherwise defined herein have the meanings set forth in the “Glossary of Defined Terms” in this Circular.

Q&A on the Arrangement

Q:	Where and when will the Newmarket Meeting be held?

A:	The Newmarket Meeting will be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9, on November 25, 2016 at 10:00 a.m. (Toronto time).

Q:	What are Newmarket Shareholders being asked to vote on?

A:	Newmarket Shareholders are being asked to vote on resolutions to approve:

a)

the issuance by Newmarket of the Newmarket Shares to former Kirkland Shareholders pursuant to the Arrangement and the issuance of the Newmarket Shares issuable on exercise of the Replacement Securities necessary to give effect to the Arrangement;

b)

the amendment of the Newmarket articles to (i) change the name of Newmarket to “Kirkland Lake Gold Ltd.”, subject to regulatory approval; and (ii) consolidate the Newmarket Shares on the basis of 0.475 of a new Newmarket Share for every one existing Newmarket Share; and (iii) cancel any fractional Newmarket Shares resulting from the Consolidation of the Newmarket Shares;

c)	the reconstitution of the Newmarket Board;

d)	the election of the Board Nominees as directors; and

e)

empowering the Newmarket Board to increase the size of the Newmarket Board by up to 1/3, within the minimum and maximum number of directors provided for in the Newmarket articles, and appoint a director to fill any vacancy resulting from such an increase.

See “The Arrangement – Required Approvals – Newmarket Shareholder Approval” and “General Information Concerning the Newmarket Meeting and Voting – Particulars of Matters to be Acted Upon at the Newmarket Meeting”.

Q:	What will Kirkland Shareholders receive for their Kirkland Shares under the Arrangement?

A:

Under the Arrangement, each Kirkland Shareholder will receive, prior to the Consolidation of the Newmarket Shares, subject to the terms of the Plan of Arrangement, 2.1053 Newmarket Shares for each Kirkland Share held. Following the completion of the Arrangement, Kirkland Shareholders will own approximately 57% of the Combined Company on a fully-diluted in-the-money basis.

See “The Arrangement – Description of the Arrangement” and “The Arrangement – Procedure for Exchange of the Kirkland Shares – Exchange Procedure”.

Q:	What will happen to my Newmarket Shares if the Arrangement is completed?

A:

Newmarket Shareholders will continue to own their existing Newmarket Shares. Under the terms of the Arrangement Agreement, Newmarket has agreed to change its name and to effect a consolidation of the Newmarket Shares.

Newmarket will provide existing Registered Newmarket Shareholders with a form of a letter of transmittal to be used for the purpose of surrendering their existing certificates representing the Newmarket Shares to TSX Trust in exchange for new share certificates representing whole New Newmarket Shares. Following the completion of the Arrangement, existing share certificates representing pre-Consolidation Newmarket Shares will (i) not constitute good delivery for the purposes of trades of New Newmarket Shares; and (ii) be deemed for all purposes to represent the number of New Newmarket Shares to which the Shareholder is entitled as a result of the Consolidation. No delivery of a share certificate representing New Newmarket Shares to a Newmarket Shareholder will be made until the Newmarket Shareholder has surrendered his, her or its pre-Consolidation share certificate.

Intermediaries will be instructed to effect the Consolidation for Beneficial Newmarket Shareholders. However, Intermediaries may have different procedures than Registered Newmarket Shareholders for processing the Consolidation. If you are a Beneficial Newmarket Shareholder, Newmarket encourages you to contact your Intermediary.

Q:	What is the result of the Arrangement for Newmarket Shareholders?

A:

Following the completion of the Arrangement, Newmarket Shareholders will own approximately 43% of Newmarket on a fully-diluted in-the-money basis. The Exchange Ratio implies consideration of C$5.28 per Newmarket Share based on the closing price of Kirkland Shares on the TSX on September 28, 2016, being the day before the Arrangement was announced. The Exchange Ratio represents a premium of 9.4% based on the closing price of the Newmarket Shares on September 28, 2016 and a premium of 22.9% based on the Newmarket Shares’ 20-day volume weighted average price on the TSX on September 28, 2016. The implied equity value was equal to C$1.01 billion as of September 29, 2016, the date the Arrangement was announced.

Q:	Does the Newmarket Board support the Arrangement?

A:

Yes. The Newmarket Board has unanimously determined that the Arrangement is in the best interests of Newmarket and recommends that Newmarket Shareholders should vote FOR each of the Newmarket Resolutions and the Board Delegation Resolution.

In making its recommendation, the Newmarket Board reviewed and considered a number of factors, including those listed below, which are described in this Circular under the heading “The Arrangement – Reasons for the Recommendations of the Newmarket Board”, including the opinion from GMP that, as of September 28, 2016, the Consideration to be paid by Newmarket to Kirkland Shareholders, pursuant to the Arrangement Agreement is fair, from a financial point of view, to Newmarket.

•

Immediate Up-Front Premium. Under the terms of the Plan of Arrangement, the Exchange Ratio implies consideration of C$5.28 per Newmarket Share based on the closing price of Kirkland Shares on the TSX on September 28, 2016, being the day before the Arrangement was announced. The Exchange Ratio represents a premium of 9.4% based on the closing price of the Newmarket Shares on September 28, 2016 and a premium of 22.9% based on the Newmarket Shares’ 20-day volume weighted average price on the TSX on September 28, 2016. The implied equity value was equal to C$1.01 billion as of September 29, 2016, the date the Arrangement was announced.

•

Creation of a New Low-Cost, Diversified Mid-Tier Gold Producer. The Arrangement is anticipated to result in the creation of a larger, more diversified company with a portfolio of high- quality assets including 7 mines and 5 mills, all located in stable, mining friendly jurisdictions. The Combined Company’s operations are expected to have gold production of over 500,000 ounces in 2016 underpinned by three top-tier, long-life producing mines: Kirkland’s Macassa Mine and Taylor Mine located in Ontario, Canada and Newmarket’s Fosterville Mine located in the state of Victoria, Australia.

•

Improved Financial Flexibility to Support Exploration and Development Programs Across Prolific Mining Districts. Upon completion of the Arrangement, the Combined Company will have increased financial strength to better support exploration and development activities in district-scale property positions in the Australian and Canadian gold camps.

•

Increased Liquidity Capital Markets Presence. Upon completion of the Arrangement, the Combined Company will have a broader shareholder base with expected increased market liquidity and a larger public float than Newmarket presently. As of September 29, 2016, the Combined Company had a pro forma market capitalization of approximately C$2.4 billion. The expected increased market capitalization and expected increased trading liquidity upon completion of the Arrangement is expected to broaden the Combined Company’s investor appeal with enhanced market and analyst coverage and a strong re-rating potential as a consequence of its new mid-tier status. See “Information Relating to the Combined Company – Unaudited Pro Forma Consolidated Capitalization”.

See “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendation of the Newmarket Board” and “The Arrangement – Reasons for the Recommendations of the Newmarket Board”.

Q:	What approvals are required of Newmarket Shareholders at the Newmarket Meeting?

A:

The Share Issuance Resolution, the Newmarket Board Resolution and the election of each of the Board Nominees must be approved by the affirmative vote of a majority of the votes cast by Newmarket Shareholders, present in person or represented by proxy and entitled to vote at the Newmarket Meeting and each of the Articles of Amendment Resolutions and the Board Delegation Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast by Newmarket Shareholders, present in person or represented by proxy and entitled to vote at the Newmarket Meeting.

See “The Arrangement – Required Approvals – Newmarket Shareholder Approval” and “General Information Concerning the Newmarket Meeting and Voting – Particulars of Matters to be Acted Upon at the Newmarket Meeting”.

Kirkland has entered into the Kirkland Voting Agreements with all of the Newmarket Locked-Up Shareholders, pursuant to which the Newmarket Locked-Up Shareholders have agreed, subject to the terms and conditions of their respective Kirkland Voting Agreements, to vote their Newmarket Shares in favour of each of the Newmarket Resolutions and the Board Delegation Resolution. As of the date of the Arrangement Agreement, Newmarket Locked-Up Shareholders collectively beneficially owned or exercised control or direction over, in aggregate, 35,609,347 Newmarket Shares and 8,292,808 Newmarket Options, representing approximately 20% of the outstanding Newmarket Shares on anon-diluted basis and approximately 23.57% of the outstanding Newmarket Shares assuming the exercise of their Newmarket Options.

See “The Arrangement – Voting Agreements”.

Q:	What other approvals are required for the Arrangement?

A:

The Arrangement Resolution must be approved by the affirmative vote of (i) at least two-thirds of the votes cast on the Arrangement Resolution by Kirkland Shareholders, present in person or represented by proxy and entitled to vote at the Kirkland Meeting and (ii) a simple majority of the votes cast on the Arrangement Resolution by Kirkland Shareholders, present in person or represented by proxy and entitled to vote at the Kirkland Meeting, excluding the votes cast in respect of Kirkland Shares held by any interested party (as defined in MI 61-101), any related party (as defined in MI 61-101) of such interested party or any joint actor (as defined in MI 61-101) of such interested party or related party.

In addition, the Arrangement must be approved by the Court. The Court will be asked to make an order approving the Arrangement and to determine that the Arrangement, after considering the substantive and procedural aspects of the transaction, is fair and reasonable to the Kirkland Shareholders. Kirkland will apply to the Court for this order if the Newmarket Shareholders approve the Newmarket Resolutions at the Newmarket Meeting and the Kirkland Shareholders approve the Arrangement Resolution at the Kirkland Meeting.

The Arrangement and the transactions contemplated thereby are subject to regulatory approval, including Competition Act Approval, FIRB Approval and the approval of the TSX in respect of the issuance of Newmarket Shares to Kirkland Shareholders, the reservation for issuance of Newmarket Shares that may be issuable on the exercise of the Replacement Securities, Kirkland PSUs, Kirkland RSUs and Kirkland Debentures and the Consolidation.

See “The Arrangement – Required Approvals – Court Approval” and “The Arrangement – Required Approvals – Kirkland Shareholder Approval”.

Q:	When will the Arrangement become effective?

A:

Subject to obtaining the Court approval as well as the satisfaction of all other conditions precedent, if Kirkland Shareholders approve the Arrangement Resolution and the Newmarket Shareholders approve the Newmarket Resolutions, it is anticipated that the Arrangement will be completed on or about November 30, 2016.

Q:	What will happen to Newmarket if the Arrangement is completed?

A:

If the Arrangement is completed, Newmarket and Kirkland will combine their respective businesses. Newmarket will be the successor entity and will change its name to “Kirkland Lake Gold Ltd.”, subject to regulatory approval, and the Newmarket Board will be comprised of the following individuals: Anthony Makuch, Maryse Bélanger, Jon Gill, Arnold Klassen, Pamela Klessig, Barry Olson, Jeffrey Parr, Eric Sprott and Raymond Threlkeld. Kirkland Shareholders and Newmarket Shareholders will own approximately 57% and 43%, respectively, of the Combined Company on a fully-diluted in-the-money basis.

Q:	What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A:

If the Arrangement Resolution is not approved by the Kirkland Shareholders or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. In certain circumstances, including, among other things, if Kirkland accepts a competing offer that the Kirkland Board concludes is superior to the Arrangement, Kirkland will be required to pay to Newmarket a termination payment of $55 million in connection with such termination. In certain other circumstances, including, among other things, if Newmarket accepts a competing offer that the Newmarket Board concludes is superior to the Arrangement, Newmarket will be required to pay to Kirkland a termination payment of $42.5 million in connection with such termination. The circumstances under which such termination payments are payable are reciprocal.

See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

Q:	Should I send in my Consolidation Letter of Transmittal and certificates representing my Newmarket Shares now?

A:

All Registered Newmarket Shareholders should complete, sign and return the Consolidation Letter of Transmittal with accompanying certificate(s) representing their existing Newmarket Shares to the Depositary as soon as possible. All deposits of Newmarket Shares made under a Consolidation Letter of Transmittal are irrevocable; however, in the event the Consolidation is not consummated, the Depositary will promptly return any certificate(s) representing Newmarket Shares that have been deposited.

See “The Arrangement – Procedure for Exchange of Newmarket Shares – Consolidation Letter of Transmittal”.

Q:	When will I receive the New Newmarket Shares issuable pursuant to the Consolidation in exchange for my Newmarket Shares?

A:

You will receive 0.475 of a new Newmarket Share in exchange for each existing Newmarket Share held as soon as practicable after the Effective Date (assuming the Consolidation Resolution is approved) and your properly completed and duly executed Consolidation Letter of Transmittal, certificate(s) representing existing Newmarket Shares and other required documents are received by the Depositary. If you hold your Newmarket Shares through an Intermediary, then you are not required to take any action and the New Newmarket Shares will be delivered to your Intermediary through the procedures in place for such purposes between CDS or similar entities and such Intermediaries. If you hold your Newmarket Shares through an Intermediary, you should contact your Intermediary if you have questions regarding this process.

It is anticipated that the Arrangement and the Consolidation, will be completed on or about November 30, 2016, assuming the Arrangement Resolution and Newmarket Resolutions are approved by the Kirkland Shareholders and Newmarket Shareholders, respectively, all Court and other approvals and clearances have been obtained and all conditions to completion of the Arrangement have been satisfied or waived.

See “The Arrangement – Procedure for Exchange of Newmarket Shares”.

Q:	What happens if I send in certificate(s) representing my Newmarket Shares and the Consolidation Resolution is not approved or the Arrangement is not completed?

A:

If the Consolidation Resolution is not approved or if the Arrangement is not otherwise completed, the certificate(s) representing your existing Newmarket Shares will be returned promptly to you by the Consolidation Depositary.

Q:	Who can help answer my questions?

A:

If you have any questions about this Circular or the matters described in this Circular, please contact Laurel Hill, or your professional advisor. Newmarket Shareholders who would like additional copies of this Circular, without charge, or have additional questions about the procedures for voting Newmarket Shares, should contact their broker or Laurel Hill at the telephone number or e-mail below:

Toll-Free Number:	1-877-452-7184
By E-mail:	assistance@laurelhill.com

Q&A on Proxy Voting

Q:	Who is entitled to vote at the Newmarket Meeting?

A:

The record date for determining the Newmarket Shareholders entitled to receive notice of and to vote at the Newmarket Meeting is October 25, 2016. Only Newmarket Shareholders of record as of the close of business on the Record Date are entitled to receive notice of and to vote at the Newmarket Meeting. Each Newmarket Shareholder is entitled to one vote in respect of each Newmarket Share held.

Q:	What if amendments are made to this matter or if other matters of business are brought before the Newmarket Meeting?

A:

If you attend the Newmarket Meeting in person and are eligible to vote, you may vote on such matter as you choose. If you have completed and returned a form of proxy, the persons named in the form of proxy will have discretionary authority with respect to amendments or variations to the matter identified in the Newmarket Notice of Meeting and to other matters that may properly come before the Newmarket Meeting. As of the date of the Circular, Newmarket management knows of no such amendment, variation or other matter expected to come before the Newmarket Meeting. If any other matters properly come before the Newmarket Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

See “General Information Concerning the Newmarket Meeting and Voting – Voting by Proxies”.

Q:	Who is soliciting my proxy?

A:	The management of Newmarket is soliciting your proxy and has engaged Laurel Hill to act as proxy solicitation agent with respect to the matters to be considered at the Newmarket Meeting.

Solicitation of proxies is done primarily by mail and electronic means, but proxies may also be solicited by newspaper publication, in person or by telephone, facsimile or oral communication by directors, officers, employees or agents of Newmarket. The cost of engaging Laurel Hill will be borne by Newmarket.

Q:	How can a registered holder of Newmarket Shares vote?

A:

If you are eligible to vote and your Newmarket Shares are registered in your name, you can vote your Newmarket Shares in person at the Newmarket Meeting or by signing and returning your form of proxy in the prepaid envelope provided or by voting using the internet at www.voteproxyonline.com or by fax at (416) 595-9593.

See “General Information Concerning the Newmarket Meeting and Voting – Voting by Proxies”.

If your Newmarket Shares are not registered in your name but are held by an Intermediary, please see below.

Q:	How can a Beneficial Newmarket Shareholder vote?

A:

If your Newmarket Shares are not registered in your name, but are held in the name of an Intermediary, your Intermediary is required to seek your instructions as to how to vote your Newmarket Shares. Your Intermediary will have provided you with a package of information, including these meeting materials and either a proxy or a VIF. Carefully follow the instructions accompanying the proxy or VIF.

See “General Information Concerning the Newmarket Meeting and Voting – Voting of Newmarket Shares Owned by Beneficial Newmarket Shareholders”.

Q:	How can a Beneficial Newmarket Shareholder vote in person at the Newmarket Meeting?

A:

Only Registered Newmarket Shareholders or their proxyholders are entitled to vote at the Newmarket Meeting. If you are a Beneficial Newmarket Shareholder and wish to vote in person at the Newmarket Meeting, insert your name in the space provided on the form of proxy or VIF sent to you by your Intermediary. In doing so you are instructing your Intermediary to appoint you as a proxyholder. Complete the form by following the return instructions provided by your Intermediary. You should report to a representative of TSX Trust upon arrival at the Newmarket Meeting.

See “General Information Concerning the Newmarket Meeting and Voting – Voting of Newmarket Shares Owned by Beneficial Newmarket Shareholders”.

Q:	Who votes my Newmarket Shares and how will they be voted if I return a form of proxy?

A:

By properly completing and returning a form of proxy, you are authorizing the persons named in the form of proxy to attend the Newmarket Meeting and to vote your Newmarket Shares. You can use the enclosed form of proxy, or any other proper form of proxy permitted by law, to appoint your proxyholder.

The Newmarket Shares represented by your proxy must be voted according to your instructions in the proxy. If you sign, date and return your proxy but do not specify how you wish the votes cast, your proxyholder will vote your Newmarket Shares as they see fit. Unless you provide contrary instructions, shares represented by proxies received by management will be voted “FOR” the each of the Newmarket Resolutions and the Board Delegation Resolution.

See “General Information Concerning the Newmarket Meeting and Voting – Voting by Proxies”.

Q:	Can I appoint someone other than the individuals named in the enclosed form of proxy or VIF to vote my Newmarket Shares?

A:

Yes, you have the right to appoint the person of your choice, who does not need to be a Newmarket Shareholder, to attend and act on your behalf at the Newmarket Meeting. If you wish to appoint a person other than the names that appear, then strike out those printed names appearing on the form of proxy or VIF and insert the name of your chosen proxyholder in the space provided or submit another appropriate form of proxy permitted by law, and in either case, send or deliver the completed proxy or VIF in accordance with the instructions provided well in advance of the Newmarket Meeting. You can also appoint the person of your choice via the internet by following the instructions at www.voteproxyonline.com for Registered Newmarket Shareholders and www.proxyvote.com for Beneficial Newmarket Shareholders. If you appoint a non-management proxyholder please make sure they are aware and ensure they will attend the Newmarket Meeting in order for your vote to count.

It is important to ensure that any other person you appoint is attending the Newmarket Meeting and is aware that his or her appointment to vote your Newmarket Shares has been made. Proxyholders should, on arrival at the Newmarket Meeting, present themselves to a representative of TSX Trust.

See “General Information Concerning the Newmarket Meeting and Voting – Voting by Proxies”.

Q:	What if my Newmarket Shares are registered in more than one name or in the name of a company?

A:

If your Newmarket Shares are registered in more than one name, all registered persons must sign the form of proxy. If your Newmarket Shares are registered in a company’s name or any name other than your own, you may be required to provide documents proving your authorization to sign the form of proxy for that company or name. For any questions about the proper supporting documents, contact TSX Trust before submitting your form of proxy.

See “General Information Concerning the Newmarket Meeting and Voting – Voting by Proxies”.

Q:	Can I revoke a proxy or voting instruction?

A:	Yes. If you are a Registered Newmarket Shareholder and have returned a form of proxy, you may revoke it by:

a)

completing and signing a proxy bearing a later date, and delivering it to TSX Trust any time up to 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Newmarket Meeting, or 48 hours (excluding Saturdays, Sundays and holidays) preceding the time to which the meeting was adjourned or postponed; or

b)

depositing an instrument in writing executed by the Newmarket Shareholder or his or her legal representative authorized in writing or, where the Newmarket Shareholder is a corporation, by the corporation or a representative of the corporation. To be valid, an instrument of revocation must be received at Newmarket’s registered office by fax at (604) 681-6112, or by mail or by hand at Scotia Plaza, 40 King Street West, Suite 2100, Toronto, Ontario M5H 3C2 at any time up to and including the last business day preceding the day of the Newmarket Meeting, or in the case of any postponement or adjournment of the Newmarket Meeting, the last business day preceding the day of the postponed or adjourned Newmarket Meeting, or delivered to the Chair of the Newmarket Meeting on the day fixed for the Newmarket Meeting, and prior to the start of the Newmarket Meeting or any postponement or adjournment thereof.

Only Registered Newmarket Shareholders have the right to revoke a proxy. Beneficial Newmarket Shareholders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures. If you are a Beneficial Newmarket Shareholder, contact your Intermediary.

See “General Information Concerning the Newmarket Meeting and Voting – Revocability of Proxies”.

Q:	How many Newmarket Shares are outstanding?

A:	As of the close of business on October 26, 2016, there were 178,399,420 Newmarket Shares outstanding.

Q:	Who will count the votes?

A:	Newmarket’s transfer agent, TSX Trust, will count and tabulate the votes received at the Newmarket Meeting.

Q:	What do I need to do now?

A:

Carefully read and consider the information contained in, and incorporated by reference into, this Circular. You are required to make an important decision. If you have any questions about how to vote, you should contact your own legal, tax, financial or other professional advisor. Your vote is important and you are encouraged to vote promptly.

Once you have carefully read and considered the information contained in this Circular, to ensure your vote is counted, you need to complete and submit the enclosed form of proxy or, if applicable, provide your Intermediary with voting instructions. You are encouraged to vote well in advance of the proxy cut-off at 10:00 a.m. (Toronto time) on November 23, 2016 (or if the Newmarket Meeting is postponed or adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the postponed or adjourned meeting).

Q:	What if I have other questions?

A:

Newmarket Shareholders that have questions regarding the Newmarket Meeting or require further assistance are encouraged to contact the proxy solicitation agent, Laurel Hill, by: (i) telephone, toll-free in North America at 1-877-452-7184 (1-416-304-0211 for collect calls); or (ii) e-mail at assistance@laurelhill.com.

SUMMARY

The following is a summary of certain information contained elsewhere in, or incorporated by reference into, this Circular, including the Appendices hereto. Certain capitalized terms used in this summary are defined in the “Glossary of Defined Terms” or elsewhere in this Circular. This summary is qualified in its entirety by the more detailed information appearing elsewhere, or incorporated by reference, in this Circular.

The Meetings

Kirkland Meeting

Purpose of the Kirkland Meeting

The purpose of the Kirkland Meeting is for Kirkland Shareholders to consider and, if thought advisable, approve the Arrangement Resolution.

Date, Time and Place

The Kirkland Meeting will be held at the offices of Cassels Brock & Blackwell LLP, Suite 2100, 40 King Street West, Toronto, Ontario M5H 3C2 on November 25, 2016 at 10:00 a.m. (Toronto time).

Record Date

The record date for determining the Kirkland Shareholders entitled to receive notice of and to vote at the Kirkland Meeting is October 25, 2016. Only Kirkland Shareholders of record as of the close of business on the Record Date are entitled to receive notice of and to vote at the Kirkland Meeting.

Newmarket Meeting

Purpose of the Newmarket Meeting

The purpose of the Newmarket Meeting is for Newmarket Shareholders to consider and, if thought advisable, approve the Newmarket Resolutions and the Board Delegation Resolution.

Date, Time and Place

The Newmarket Meeting will be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9 on November 25, 2016 at 10:00 a.m. (Toronto time).

Record Date

The record date for determining the Newmarket Shareholders entitled to receive notice of and to vote at the Newmarket Meeting is October 25, 2016. Only Newmarket Shareholders of record as of the close of business on the Record Date are entitled to receive notice of and to vote at the Newmarket Meeting.

Information Relating to Kirkland

Kirkland is a corporation existing under the CBCA and maintains its principal and head office at 200 Bay Street, Suite 3120, Toronto, Ontario M5J 2J1. Kirkland is a publicly-traded intermediate gold producer with assets in the historic Kirkland Lake gold camp and east of the Timmins gold camp along the Porcupine-Destor Fault Zone, both in northeastern Ontario. Kirkland is currently targeting annual gold production for 2016 of between 270,000 to 290,000 ounces from its cornerstone asset, the Macassa Mine Complex and the Holt Mine Complex which includes the Holt, Holloway and Taylor mines.

See “Appendix E – Information Relating to Kirkland”.

Information Relating to Newmarket

Newmarket is a corporation existing under the OBCA and maintains its registered office at Scotia Plaza, 40 King Street West, Suite 2100, Toronto, Ontario M5H 3C2, and its principal office at 1680 - 200 Burrard Street, Vancouver, British Columbia, V6C 3L6. Newmarket is a TSX-listed gold producer with three 100% owned underground operating mines in Australia targeting annual gold production for 2016 of 225,000 – 235,000 ounces of gold. The flagship operation, Fosterville Gold Mine, and the Stawell Gold Mine are located in the state of Victoria, and the Cosmo Gold Mine is located in the Northern Territory. In addition, Newmarket has a pipeline of growth projects within Australia, including the Maud Creek Gold Project in the Northern Territory and the Big Hill Gold Project in the state of Victoria. Newmarket is based on a strong foundation of quality gold production from its three Australian mines.

See “APPENDIX F – Information Relating to Newmarket”

The Arrangement

On September 29, 2016, Newmarket and Kirkland entered into the Arrangement Agreement to combine their respective businesses. Pursuant the Arrangement Agreement, Kirkland will amalgamate with Subco to create Amalco, which will be a wholly-owned subsidiary of Newmarket, and Kirkland Shareholders (other than Dissenting Kirkland Shareholders) will receive 2.1053 Newmarket Shares on a pre-Consolidation basis (approximately one New Newmarket Share on a post-Consolidation basis) as consideration for each Kirkland Share held. Under the Arrangement Agreement, Kirkland has agreed to, among other things, call the Kirkland Meeting to seek approval of Kirkland Shareholders for the Arrangement Resolution and, if approved, apply to the Court for the Final Order, and Newmarket has agreed to, among other things, call the Newmarket Meeting to seek approval of Newmarket Shareholders of the Newmarket Resolutions and the Board Delegation Resolution.

See “The Arrangement Agreement”.

Recommendation of the Kirkland Special Committee

After careful consideration of the terms of the Arrangement and following consultation with legal and financial advisors and receipt of the CIBC Fairness Opinion, the Kirkland Special Committee unanimously determined that the Arrangement is fair to the Kirkland Shareholders and recommended that the Kirkland Board (i) approve and authorize the Arrangement Agreement and (ii) recommend that Kirkland Shareholders vote in favour of the Arrangement Resolution.

Recommendation of the Kirkland Board

After careful consideration, including consultation with its legal and financial advisors, the unanimous recommendation of the Kirkland Special Committee, the Kirkland Fairness Opinions and the other factors set out below under the heading “The Arrangement – Reasons for the Recommendation of the Kirkland Board”, the Kirkland Board (with the exception of Eric Sprott who declared his conflict and did not participate in the Kirkland Board meetings or vote with respect to the Arrangement) unanimously determined that the Arrangement is in the best interests of Kirkland and is fair to the Kirkland Shareholders and that the Arrangement Agreement and the performance of the transactions contemplated therein be approved. The Kirkland Board (with the exception of Eric Sprott) unanimously recommends that Kirkland Shareholders vote FOR the Arrangement Resolution.

Eric Sprott, Chairman of the Kirkland Board, owns 23,941,896 Newmarket Shares representing approximately 13.45% of the issued and outstanding Newmarket Shares. Accordingly, pursuant to the provisions of the CBCA, he provided a disclosure of interest to the Kirkland Board and recused himself from all Kirkland Board meetings in connection with the Arrangement and the Kirkland Board vote to approve the Arrangement.

Mr. Sprott has entered into a Kirkland Voting Agreement and a Newmarket Voting Agreement pursuant to which he has agreed to vote his Kirkland Shares (which will be excluded for the purposes of the majority of minority shareholder approval under MI 61-101) and his Newmarket Shares in favour of the Arrangement Resolution and the Newmarket Resolutions and the Board Delegation Resolution, respectively.

Reasons for the Recommendation of the Kirkland Board

The Kirkland Board has periodically reviewed a range of strategic alternatives for creating shareholder value, including other potential transactions. The Kirkland Board reviewed and considered a number of factors relating to the Arrangement with the benefit of input from the Kirkland Special Committee and advice from Kirkland’s senior management, its financial advisors, RBC and Maxit, and Kirkland’s legal advisors and reviewed a significant amount of information and performed financial, technical and legal due diligence with the help of its advisors and experts and considered a number of factors, including those listed below. The opportunity to combine the Kirkland and Newmarket businesses to create a new mid-tier entity was a compelling one that affords multiple opportunities to create sustained, long-term value for Kirkland Shareholders. The following is a summary of the principal reasons for the unanimous conclusion of the Kirkland Board, with the exception of Eric Sprott who was recused from all discussions and consideration of the Arrangement (see “Background to the Arrangement”), that the Arrangement is in the best interests of Kirkland and is fair to the Kirkland Shareholders, to approve the Arrangement and authorize its submission to the Kirkland Shareholders and to the Court for approval, and that Kirkland Shareholders vote FOR the Arrangement Resolution.

  Creation of a New Low-Cost, Diversified Mid-Tier Gold Producer. The Arrangement is anticipated to result in the creation of a larger, more diversified company with a portfolio of high-quality assets including 7 mines and 5 mills, all located in stable, mining friendly jurisdictions. The Combined Company’s operations are expected to have gold production of over 500,000 ounces in 2016 underpinned by three top-tier, long-life producing mines: Kirkland’s Macassa Mine and Taylor Mine located in Ontario, Canada and Newmarket’s Fosterville Mine located in the state of Victoria, Australia.

  Leverage to Gold Prices. The increased and diversified production profile and the aggregated reserves of the Combined Company should provide shareholders with enhanced leverage to the gold price.

  Production Profile Anchored by Three High-Grade, Low-Cost Operations. The Combined Company is expected to have a significant and growing gold production profile. The combined production in 2016 from the Macassa Mine, Taylor Mine and Fosterville Mine is expected to be over 330,000 ounces, with cash costs of under US$600/oz and AISC below US$800/oz. The diversified production base should reduce the impact of planned and unplanned outages for the Combined Company.

  Driving Growth Across Two World Class Mining Jurisdictions. The Combined Company is expected to be well positioned for sustainable growth through exploration potential in underexplored, well establish gold camps in Australia and Canada. The combination creates a second operating platform to further evaluate growth opportunities in another stable mining jurisdiction supported by a strengthened balance sheet. Moreover the combined cash-flow generation capability should support accelerated exploration and development of the most promising targets.

  Stronger Financial Position. The Combined Company will have a stronger financial position and greater cash resources than Kirkland alone. The Combined Company will have a cash position of approximately $276 million and significant expected free cash flow generation in 2016 and beyond, which will provide the Combined Company with greater financial strength and flexibility. In addition, the Combined Company will have the ability to cross pollinate best practices to drive cost savings across its portfolio and will be able to realize corporate function synergies related to sourcing, marketing, investor relations, and listed issuer costs.

  Proven Leadership Team. Each of Kirkland and Newmarket has a strong operational team and board of directors and the Combined Company will benefit from a combination of these two well-balanced teams. The Combined Company will be led by Kirkland’s proven management team with a successful track record of building and operating mines. It will be supported by a key in-country management structure, led by current Newmarket Chief Operating Officer Darren Hall, which will be kept in place to ensure seamless integration of the Australian operations. The management team of the Combined Company will also be supported by a number of highly qualified directors from Kirkland and Newmarket. Drawing on extensive strategic, operating and financial experience from both Kirkland and Newmarket is expected to allow the Combined Company to successfully manage a wider variety of mines and growth projects on a global basis.

  Enhanced Capital Markets Presence. The Combined Company will be of significant size, with a market capitalization of approximately $2.4 billion (based on the closing prices of Kirkland Shares and Newmarket Shares on the TSX on September 28, 2016, the day prior to announcement of the Arrangement). Kirkland and Newmarket believe that this will lead to increased trading liquidity, analyst coverage, long-term index inclusion and a generally enhanced capital markets profile.

  Participation in Future Growth. Kirkland Shareholders will receive Newmarket Shares pursuant to the Arrangement and thereby will have the opportunity to participate in future increases in the value of the Combined Company. Following completion of the Arrangement, Kirkland Shareholders will own approximately 57% of the common shares of the Combined Company on a fully-diluted in-the-money basis.

  Re-Rating Opportunity. With more diversified production, a superior growth profile, a strong balance sheet, improved market presence and proven management and operating teams, Kirkland and Newmarket believe the Combined Company is well positioned for a potential value re- rating.

  Kirkland Fairness Opinions. The Kirkland Board received fairness opinions from each of RBC and Maxit to the effect that, as at September 28, 2016, and subject to the assumptions, limitations and qualifications set out therein, the Exchange Ratio is fair, from a financial point of view, to Kirkland Shareholders.

  Support of Directors and Senior Officers. All of the directors and senior officers of Kirkland have entered into the Newmarket Voting Agreements pursuant to which, and subject to the terms of which, they have agreed, among other things, to vote their Kirkland Shares in favour of the Arrangement Resolution. As of the date of the Arrangement Agreement, the Kirkland Locked-Up Shareholders collectively beneficially owned or exercised control or direction over an aggregate of approximately 7.95 million Kirkland Shares representing approximately 6.77% of the outstanding Kirkland Shares.

  Other Factors. The Kirkland Board also considered the Arrangement with reference to the financial condition and results of operations of Kirkland, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and following those alternatives in light of current market conditions and Kirkland’s financial position.

The Kirkland Board also considered the risks relating to the Arrangement including those matters described under the heading “Risk Factors”. The Kirkland Board believed that, overall, the anticipated benefits of the Arrangement to Kirkland outweighed these risks.

In making its determinations and recommendations, the Kirkland Board also observed that a number of procedural safeguards were in place and are present to permit the Kirkland Board to represent the interests of Kirkland, the Kirkland Shareholders and Kirkland’s other stakeholders. These procedural safeguards include, among others:

  Role of Independent Directors. The Arrangement was reviewed and evaluated by the Kirkland Special Committee, comprised of members of the Kirkland Board who are independent of Newmarket and of management of Kirkland. Following consultation with its legal and financial advisors and receipt of the CIBC Fairness Opinion, the Kirkland Special Committee unanimously determined that the Arrangement is fair to the Kirkland Shareholders and recommended that the Kirkland Board (i) approve and authorize the Arrangement Agreement and (ii) recommend that Kirkland Shareholders vote in favour of the Arrangement Resolution.

  Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Kirkland’s ability to solicit interest from third parties, the Arrangement Agreement allows Kirkland to engage in discussions or negotiations with respect to an unsolicited written Acquisition Proposal (including from persons currently subject to a standstill agreement) at any time prior to the approval of the Arrangement Resolution by the Kirkland Shareholders and provided that the Kirkland Board determines, in good faith, after consultation with its financial and legal advisors, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal with respect to Kirkland.

  Reasonable Termination Payment. The amount of the Termination Payment, being $55 million and payable under certain circumstances, is reasonable.

  Shareholder Approval. The Arrangement must be approved by (i) at least two-thirds of the votes cast by on the Arrangement Resolution at the Kirkland Meeting by Kirkland Shareholders, present in person or represented by proxy and entitled to vote at the Meeting, and (ii) a simple majority of votes cast by Kirkland Shareholders, present in person or represented by proxy and entitled to vote at the Kirkland Meeting, excluding votes held by interested parties (as defined in MI 61-101), related parties (as defined in MI 61-101) of such interested parties and joint actors (as defined in MI 61-101) of such interested parties or related parties.

  Regulatory Approval. The Arrangement must be approved by the Court, which will consider, among other things, the substantive and procedural fairness and the reasonableness of the Arrangement to Kirkland Shareholders. The Arrangement Agreement also contains a condition precedent that all regulatory approvals shall be obtained prior to closing.

  Dissent Rights. The terms of the Plan of Arrangement provide that any Registered Kirkland Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise Dissent Rights and, if ultimately successful, receive the fair value of the Dissent Shares in accordance with the Arrangement.

The foregoing summary of the information and factors considered by the Kirkland Board is not intended to be exhaustive, but includes the material information and factors considered by the Kirkland Board in their consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Kirkland Board’s evaluation of the Arrangement, the Kirkland Board did not find it practicable to and did not quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations. In addition, individual members of the Kirkland Board may have assigned different weights to different factors in reaching their own conclusion as to the fairness of the Arrangement.

See “The Arrangement – Reasons for the Recommendation of the Kirkland Board”.

Kirkland Fairness Opinions

In connection with the Arrangement, the Kirkland Special Committee received a written opinion dated September 28, 2016 from CIBC and the Kirkland Board received written opinions dated September 28, 2016 from each of RBC and Maxit, each of which states that, as of the date of such Fairness Opinion, and subject to the assumptions, limitations and qualifications set out therein, the Exchange Ratio is fair, from a financial point of view, to Kirkland Shareholders. The full text of each of the Kirkland Fairness Opinions, which set forth, among other things, the respective assumptions made, matters considered and limitations on the review undertaken in connection with the respective Kirkland Fairness Opinion, are attached as Appendix G to this Circular. Kirkland Shareholders are urged to, and should, read the Kirkland Fairness Opinions in their entirety. This summary is qualified in its entirety by reference to the full texts of the Kirkland Fairness Opinions. See “The Arrangement – Kirkland Fairness Opinions” and “APPENDIX G – Kirkland Fairness Opinions”. The Kirkland Fairness Opinions are not recommendations to any Kirkland Shareholder as to how to vote with respect to the Arrangement or any other matter at the Kirkland Meeting.

See “The Arrangement – Kirkland Fairness Opinions” and “APPENDIX G – Kirkland Fairness Opinions”.

Recommendation of the Newmarket Board

After careful consideration, including consultation with its legal and financial advisors, the Newmarket Board unanimously determined that the Arrangement is in the best interests of Newmarket. The Newmarket Board unanimously recommends that Newmarket Shareholders vote FOR the Newmarket Resolutions and the Board Delegation Resolution.

Reasons for the Recommendations of the Newmarket Board

The Newmarket Board reviewed and considered a number of factors relating to the Arrangement with the benefit of advice from Newmarket’s senior management, its financial advisor, GMP, and its legal counsel and reviewed a significant amount of information and performed financial, technical and legal due diligence with the help of its advisors and experts and considered a number of factors, including those listed below. The following is a summary of the principal reasons for the unanimous conclusion of the Newmarket Board that Newmarket Shareholders vote FOR the Newmarket Resolutions and the Board Delegation Resolution.

  Immediate Up-Front Premium. Under the terms of the Plan of Arrangement, the Exchange Ratio implies consideration of C$5.28 per Newmarket Share based on the closing price of Kirkland Shares on the TSX on September 28, 2016, being the day before the Arrangement was announced. The Exchange Ratio represents a premium of 9.4% based on the closing price of the Newmarket Shares on September 28, 2016 and a premium of 22.9% based on the Newmarket Shares’ 20-day volume weighted average price on the TSX on September 28, 2016. The implied equity value was equal to C$1.01 billion as of September 29, 2016, the date the Arrangement was announced.

  Newmarket Fairness Opinion. The Newmarket Board received the Newmarket Fairness Opinion which concluded that, in the opinion of GMP, as at September 28, 2016 and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Newmarket to Kirkland Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to Newmarket. See “The Arrangement – Newmarket Fairness Opinion” and “APPENDIX H – Newmarket Fairness Opinion”.

  Creation of a New Low-Cost, Diversified Mid-Tier Gold Producer. The Arrangement is anticipated to result in the creation of a larger, more diversified company with a portfolio of high- quality assets including 7 mines and 5 mills, all located in stable, mining friendly jurisdictions. The Combined Company’s operations are expected to have gold production of over 500,000 ounces in 2016 underpinned by three top-tier, long-life producing mines: Kirkland’s Macassa Mine and Taylor Mine located in Ontario, Canada and Newmarket’s Fosterville Mine located in the state of Victoria, Australia.

  Improved Financial Flexibility to Support Exploration and Development Programs Across Prolific Mining Districts. Upon completion of the Arrangement, the Combined Company will have increased financial strength to better support exploration and development activities in district-scale property positions in the Australian and Canadian gold camps.

  Leverage to Gold Prices. The increased and diversified production profile and the aggregated reserves of the Combined Company should provide shareholders with enhanced leverage to the gold price.

  Increased Liquidity and Capital Markets Presence. Upon completion of the Arrangement, the Combined Company will have a broader shareholder base with expected increased market liquidity and a larger public float than Newmarket presently. As of September 29, 2016, the Combined Company had a pro forma market capitalization of approximately C$2.4 billion. The expected increased market capitalization and expected increased trading liquidity upon completion of the Arrangement is expected to broaden the Combined Company’s investor appeal with enhanced market and analyst coverage and a strong re-rating potential as a consequence of its new mid-tier status. See “Information Relating to the Combined Company – Unaudited Pro Forma Consolidated Capitalization”.

  Proven Leadership Team. Each of Kirkland and Newmarket has a strong operational team and board of directors and the Combined Company will benefit from a combination of these two well- balanced teams. The Combined Company will be led by Kirkland’s proven management team with a successful track record of building and operating mines. It will be supported by a key in- country management structure, led by current Newmarket Chief Operating Officer Darren Hall, which will be kept in place to ensure seamless integration of the Australian operations. The management team of the Combined Company will also be supported by a number of highly qualified directors from Kirkland and Newmarket. Drawing on extensive strategic, operating and financial experience from both Kirkland and Newmarket is expected to allow the Combined Company to successfully manage a wider variety of mines and growth projects on a global basis.

  Limited Conditionality. There are a limited number of conditions, beyond the Newmarket Shareholder Approval and the Kirkland Shareholder Approval, required for the completion of the Arrangement, which the Newmarket Board expects to have satisfied or waived in due course.

  Voting Agreements. The Kirkland Locked-Up Shareholders, who in the aggregate held approximately 6.77% of the outstanding Kirkland Shares on a non-diluted basis as at September 29, 2016, have entered into the Newmarket Voting Agreements pursuant to which they have agreed, among other things, to vote in favour of the Arrangement Resolution. The Newmarket Locked-Up Shareholders, who in the aggregate held approximately 20% of the outstanding Newmarket Shares on a non-diluted basis as at September 29, 2016, have entered into the Kirkland Voting Agreements pursuant to which they have agreed, among other things, to vote in favour of the Newmarket Resolutions and the Board Delegation Resolution.

  Other Factors. The Newmarket Board also considered the Arrangement with reference to the current economic, industry and market trends affecting each of Newmarket and Kirkland in the gold market, information concerning the reserves, business, operations, properties, assets, financial condition, operating results and prospects of each of Newmarket and Kirkland and the then historical trading prices of the Newmarket Shares and the Kirkland Shares.

The Newmarket Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including those matters described under the heading “Risk Factors”. The Newmarket Board believed that, overall, the anticipated benefits of the Arrangement to Newmarket outweighed these risks and negative factors.

In making its determinations and recommendations, the Newmarket Board also observed that a number of procedural safeguards were and are present to permit the Newmarket Board to represent effectively the interests of Newmarket, Newmarket Shareholders and Newmarket’s other stakeholders, including, among others:

  Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Newmarket’s ability to solicit interest from third parties, the Arrangement Agreement allows Newmarket to engage in discussions or negotiations with respect to an unsolicited written Acquisition Proposal at any time prior to the approval of the Share Issuance Resolution by the Newmarket Shareholders and after the Newmarket Board determines, in good faith, after consultation with its financial advisors and legal counsel, that such acquisition could reasonably be expected to constitute or lead to a Superior Proposal with respect to Newmarket.

  Reasonable Termination Payment. The amount of the Termination Payment, being $42.5 million and payable under certain circumstances, is reasonable.

  Shareholder Approval. The Share Issuance Resolution, the Newmarket Board Resolution and the election of each of the Board Nominees must be approved by the affirmative vote of a majority of the votes cast by Newmarket Shareholders at the Newmarket Meeting and each of the Articles of Amendment Resolutions and the Board Delegation Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast by Newmarket Shareholders at the Newmarket Meeting, providing protection for Newmarket Shareholders.

The foregoing summary of the information and factors considered by the Newmarket Board is not intended to be exhaustive, but includes the material information and factors considered by the Newmarket Board in its consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Newmarket Board’s evaluation of the Arrangement, the Newmarket Board did not find it practicable to, and did not quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations. The recommendations of the Newmarket Board were made after consideration of all of the above-noted and other factors and in light of the Newmarket Board’s knowledge of the business, financial condition and prospects of Newmarket and Kirkland and were based upon the advice of Newmarket’s financial advisors and legal counsel. In addition, individual members of the Newmarket Board may have assigned different weights to different factors.

Newmarket Fairness Opinion

The Newmarket Board received the Newmarket Fairness Opinion which concluded that, in the opinion of GMP, as at September 28, 2016 and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Newmarket to Kirkland Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to Newmarket.

See “The Arrangement – Newmarket Fairness Opinion” and “APPENDIX H – Newmarket Fairness Opinion”.

Effects of the Arrangement

If the Arrangement Resolution and the Share Issuance Resolution are passed, the Arrangement is approved by the Court and all of the other conditions to closing of the Arrangement are satisfied or waived, Kirkland and Newmarket will combine their respective businesses. Pursuant the Arrangement Agreement, Kirkland will amalgamate with Subco to create Amalco, which will be a wholly-owned subsidiary of Newmarket, and Kirkland Shareholders (other than Dissenting Kirkland Shareholders) will receive 2.1053 Newmarket Shares on a pre-Consolidation basis (approximately one New Newmarket Share on a post-Consolidation basis) as consideration for each Kirkland Share held. On completion of the Arrangement, existing Kirkland Shareholders and Newmarket Shareholders owning approximately 57% and 43% of the Combined Company, respectively, on a fully-diluted in-the-money basis.

See “The Arrangement – Effects of the Arrangement”.

Description of the Arrangement

Subject to the conditions in the Arrangement Agreement being satisfied or waived, Kirkland will apply to the Court for the Final Order approving the Plan of Arrangement under the provisions of section 192 of the CBCA. If approved, the Arrangement will become effective at the Effective Time (which is expected to be at 12:01 a.m. (Toronto time) on or about November 30, 2016, or such other date as may be agreed to in writing by Kirkland and Newmarket) and the following steps shall occur:

1.

Kirkland will file Articles of Arrangement giving effect to the Plan of Arrangement, and at the Effective Time, the following will be deemed to occur in the following sequence without any further authorization, act or formality except as otherwise expressly provided:

(a)

the Kirkland Shares held by Dissenting Kirkland Shareholders who have exercised Dissent Rights which remain valid immediately before the Effective Time will be deemed to have been transferred to Newmarket (free and clear of any liens, charges or encumbrances of any nature whatsoever) and Newmarket shall thereupon be obligated to pay the amount therefor determined and payable in accordance with Article 5 of the Plan of Arrangement;

(b)

Subco, a wholly-owned subsidiary of Newmarket to be incorporated under the CBCA, and Kirkland shall be amalgamated under the CBCA and continue as one corporation, Amalco, on the terms prescribed in the Plan of Arrangement;

(c)	Pursuant to the Amalgamation:

(i)	each Kirkland Share (other than Kirkland Shares held by Newmarket) shall be cancelled in exchange for the Consideration;

(ii)	each Kirkland Share held by Newmarket and each Subco Share shall be converted into one Amalco Share;

(iii)

as consideration for the issuance of the Consideration by Newmarket in connection with the Amalgamation, Amalco shall issue to Newmarket one Amalco Share for each Newmarket Share issued pursuant to paragraph 1(c)(i) above;

(d)

Each Kirkland Option will, without further action on the part of any holder of a Kirkland Option, be exchanged for a Replacement Option to acquire from Newmarket the number of Newmarket Shares equal to the product of (A) the number of Kirkland Shares subject to the Kirkland Option immediately before the Effective Time, and (B) 2.1053, provided that if the foregoing would result in the issuance of a fraction of a Newmarket Share on any particular exercise of Replacement Options, then the number of Newmarket Shares otherwise issued shall be rounded down to the nearest whole number of Newmarket Shares. The exercise price per Newmarket Share subject to any such Replacement Option shall be an amount equal to the quotient of (A) the exercise price per Kirkland Share under the exchanged Kirkland Option immediately prior to the Effective Time divided by (B) 2.1053 (provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent);

(e)

Each SAS Option will, without further action on the part of any holder of a SAS Option, be exchanged for a Replacement SAS Option to acquire from Newmarket the number of Newmarket Shares equal to the product of (A) the number of Kirkland Shares subject to the SAS Option immediately before the Effective Time, and (B) 2.1053, provided that if the foregoing would result in the issuance of a fraction of a Newmarket Share on any particular exercise of Replacement SAS Options, then the number of Newmarket Shares otherwise issued shall be rounded down to the nearest whole number of Newmarket Shares. The exercise price per Newmarket Share subject to any such Replacement SAS Option shall be an amount equal to the quotient of (A) the exercise price per Kirkland Share under the exchanged SAS Option immediately prior to the Effective Time divided by (B) 2.1053 (provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent)

2.	Newmarket will file Articles of Amendment giving effect to the Name Change and the Consolidation (including the Consideration issued to former Kirkland Shareholders).

3.

With effect as of the Effective Time, the size of the Newmarket Board will be increased from six to nine directors and a new board will be elected which will be comprised of two current directors of Newmarket and seven nominees of Kirkland.

4.

With effect as of the Effective Time, each of the officers of Newmarket, other than Darren Hall, shall resign and certain officers of Kirkland will be appointed as officers of Newmarket. Among such officers, Anthony Makuch shall be appointed as President and Chief Executive Officer, Perry Ing shall be appointed as Chief Financial Officer, Keyvan Salehi shall be appointed as Vice President, Corporate Development and Technical Services, Jennifer Wagner shall be appointed as Corporate Legal Counsel and Corporate Secretary and Darren Hall shall remain with Newmarket and be appointed as President, Australian Operations.

5.

All unvested Newmarket Options will automatically vest on the Effective Date and any Newmarket Options held by (a) any director, officer or employee of Newmarket that will not continue as a director, officer or employee of Newmarket following the Effective Date will be exercisable until the earlier of 12 months from the Effective Date and their original expiry date and (b) any director, officer or employee of Newmarket that will continue as a director, officer or employee of Newmarket following the Effective Date will be exercisable until the expiry date of such Newmarket Options.

6.

In addition, all unvested Newmarket PSUs will automatically vest as of the Effective Date and entitle the holders thereof (except for U.S. Persons) to defer receipt of the Newmarket Shares underlying the Newmarket PSUs for up to one year from the Effective Date. With respect to holders of Newmarket PSUs who are U.S. Persons, the Newmarket Shares underlying such vested awards shall be issued as soon as practicable following the Effective Date, but in no event later than March 15, 2017.

In connection with the Arrangement, Newmarket will assume the obligations of Kirkland to each holder of Kirkland DSUs, Kirkland PSUs and Kirkland RSUs that continues to be an officer, employee or non-executive director of the Combined Company and Newmarket will enter into an assumption agreement and consent with such holders. In accordance with the Kirkland Equity Compensation Plan, the entitlements of holders of Kirkland DSUs, Kirkland PSUs and Kirkland RSUs will be adjusted to account for the Arrangement and the Consolidation.

In connection with the Arrangement, subject to TSX approval, the Kirkland Debentures will continue to be listed on the TSX. Each Kirkland Debenture will continue to be governed by and be subject to the terms of the Kirkland Indenture. Following the Effective Time, Newmarket will issue Newmarket Shares to a holder of Kirkland Debentures upon the conversion of any Kirkland Debentures to settle such conversion and, in connection therewith, Newmarket and Kirkland intend to enter into the Supplemental Indenture as soon as practicable following the Effective Date.

Additionally, following the Effective Time, a change of control offer will be made for the Kirkland Debentures in accordance with the Kirkland Indenture. During the 30 day period following the Effective Date, holders of Kirkland Debentures will receive a Debenture Change of Control Notice, stating that a change of control has occurred along with an offer, at the option of the holder of the Kirkland Debentures, to either (i) purchase the Kirkland Debentures at 100% of the principal amount plus accrued and unpaid interest or (ii) convert the Kirkland Debentures in accordance with the Change of Control Conversion Price (as defined in the Kirkland Indenture) on the date that is 30 business days following delivery of the Debenture Change of Control Notice.

It is currently the intention of the Parties that the Consolidation of the Newmarket Shares will be completed on the Effective Date, as soon as practicable after the completion of the Arrangement and the Consolidation will affect the currently outstanding Newmarket Shares and the Newmarket Shares to be issued to Kirkland Shareholders under the Arrangement such that Kirkland Shareholders will effectively receive approximately one New Newmarket Share on a post-Consolidation basis for each Kirkland Share held, provided that each such Kirkland Shareholder has submitted their Letter of Transmittal and the certificate(s) or DRS Advice(s) representing such holder’s Kirkland Shares and all other required documents are properly completed and received by the Depositary. Existing Newmarket Shareholders will receive 0.475 of a new Newmarket Share on a post-Consolidation basis for each pre-Consolidation Newmarket Share held. The Consolidation will be deemed effective immediately upon the filing of Articles of Amendment, but the New Newmarket Shares will not be posted for trading on a post-Consolidation basis until two to three business days after the Effective Date.

Pursuant to the Arrangement, Newmarket will issue approximately 247,379,251 Newmarket Shares on a pre-Consolidation basis (117,505,144 New Newmarket Shares on a post-Consolidation basis) as consideration for the Kirkland Shares which is equal to approximately 138.67% of the Newmarket Shares issued and outstanding based on an aggregate of 117,503,088 Kirkland Shares issued outstanding as of the date hereof.

In connection with the Arrangement, Newmarket will also reserve (i) 6,167,446 Newmarket Shares on a pre-Consolidation basis (2,929,537 New Newmarket Shares on a post-Consolidation basis) for issuance upon the exercise of the Replacement Securities based on an aggregate of 1,640,375 Kirkland Options and 1,289,111 SAS Options outstanding as of the date hereof; and (ii) 17,529,565 Newmarket Shares on a pre-Consolidation basis (8,326,543 New Newmarket Shares on a post-Consolidation basis) for issuance upon the conversion of the Kirkland Debentures based on 3,793,552 and 4,532,846 Kirkland Shares being issuable in exchange for the issued and outstanding 6% Debentures and 7.5% Debentures, respectively, on the date hereof.

In addition, Newmarket Shares may be issuable upon the vesting of the outstanding Kirkland PSUs and Kirkland RSUs. In accordance with the Kirkland Equity Compensation Plan, payments, if any, upon vesting of such Kirkland PSUs or Kirkland RSUs may be made in cash or Kirkland Shares at the option of Kirkland and the amount thereof is not currently determinable. In connection with the Arrangement, Newmarket will also reserve a maximum of (i) 306,885 Newmarket Shares on a pre-Consolidation basis (145,756 New Newmarket Shares on a post-Consolidation basis) for issuance upon the vesting of Kirkland RSUs based on an aggregate of 145,754 Kirkland RSUs outstanding as of the date hereof; and (ii) 529,499 Newmarket Shares on a pre-Consolidation basis (251,512 New Newmarket Shares on a post-Consolidation basis) for issuance upon the vesting of Kirkland PSUs based on an aggregate of 125,754 Kirkland PSUs outstanding as of the date hereof and assuming the maximum pay-out factor under the terms of the Kirkland PSUs.

The maximum aggregate Newmarket Shares issuable pursuant to or as a result of the Arrangement for Kirkland Shares and assuming the exercise and conversion of all of the issued and outstanding Replacement Securities, Kirkland Debentures, Kirkland RSUs and Kirkland PSUs, is approximately 271,912,619 on a pre-Consolidation basis (129,158,494 New Newmarket Shares on a post-Consolidation basis) which is equal to approximately 152.42% of the Newmarket Shares issued and outstanding. Following completion of the Arrangement, existing Kirkland Shareholders and existing Newmarket Shareholders will own approximately 57% and 43% of the Combined Company, respectively, on a fully-diluted in-the-money basis.

Newmarket will assume the obligations of Kirkland under the Kirkland Equity Compensation Plan, a copy of which is available on Kirkland’s SEDAR profile at www.sedar.com.

See “The Arrangement – Description of the Arrangement”.

Kirkland Shareholder Approval

The Arrangement Resolution must be approved, with or without variation, by the affirmative vote of (i) at least two-thirds of the votes cast on the Arrangement Resolution by Kirkland Shareholders, present in person or represented by proxy and entitled to vote at the Kirkland Meeting and (ii) a simple majority of the votes cast on the Arrangement Resolution by Kirkland Shareholders, present in person or represented by proxy and entitled to vote at the Kirkland Meeting, excluding the votes cast in respect of Kirkland Shares held by any interested party (as defined in MI 61-101), any related party (as defined in MI 61-101) of such interested party or any joint actor (as defined in MI 61-101) of such interested party or related party. Should Kirkland Shareholders fail to approve the Arrangement Resolution by the requisite majority, the Arrangement will not be completed.

See “The Arrangement – Required Approvals – Kirkland Shareholder Approval”.

Kirkland Shareholder Dissent Rights

The Interim Order expressly provides Registered Kirkland Shareholders with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Kirkland Shareholder is entitled to be paid the fair value of all, but not less than all, of the holder’s Kirkland Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

To exercise Dissent Rights, a Registered Kirkland Shareholder must dissent with respect to all Kirkland Shares of which it is the registered and beneficial owner. A Registered Kirkland Shareholder who wishes to dissent must deliver a Notice of Dissent to Kirkland and such Notice of Dissent must strictly comply with the requirements of Section 190 of the CBCA as modified by Article 5 of the Plan of Arrangement and the Interim Order. Any failure by a Kirkland Shareholder to fully comply with the provisions of the CBCA, as modified by Article 5 of the Plan of Arrangement and the Interim Order, may result in the loss of that holder’s Dissent Rights. Beneficial Kirkland Shareholders who wish to exercise Dissent Rights must cause each Registered Kirkland Shareholder holding their Kirkland Shares to deliver the Notice of Dissent.

See “Rights of Dissenting Kirkland Shareholders”.

Newmarket Shareholder Approval

The Share Issuance Resolution, the Newmarket Board Resolution and the election of each of the Board Nominees must be approved by the affirmative vote of a majority of the votes cast by Newmarket Shareholders, present in person or represented by proxy and entitled to vote at the Newmarket Meeting and each of the Articles of Amendment Resolutions and the Board Delegation Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast by Newmarket Shareholders, present in person or represented by proxy and entitled to vote at the Newmarket Meeting. Should Newmarket Shareholders fail to approve the Share Issuance Resolution by the requisite majority, the Arrangement will not be completed. Approval of the Name Change Resolution, the Consolidation Resolution, the Newmarket Board Resolution and the election of each of the Board Nominees by the Newmarket Shareholders is a condition precedent to completion of the Arrangement in favour of Kirkland. Pursuant to Section 611(c) of the TSX Company Manual, because the Consideration in respect of the Kirkland Shares exceeds 25% of the issued and outstanding Newmarket Shares, approval of the Share Issuance Resolution by the Newmarket Shareholders is a condition to receiving TSX approval of the Arrangement. Should Newmarket Shareholders fail to approve these resolutions by the requisite majority, the Arrangement will not be completed, unless such condition precedent is waived by Kirkland.

See “The Arrangement – Required Approvals – Newmarket Shareholder Approval”.

Voting Agreements

On September 29, 2016, Kirkland entered into the Kirkland Voting Agreements with each of the Newmarket Locked-Up Shareholders, and Newmarket entered into the Newmarket Voting Agreements with each of the Kirkland Locked-Up Shareholders, pursuant to which such securityholders have agreed, among other things and subject to the terms and conditions of their respective Voting Agreements, to vote their Kirkland Shares in favour of the Arrangement Resolution and to vote their Newmarket Shares in favour of the Newmarket Resolutions and the Board Delegation Resolution, as applicable.

See “The Arrangement – Voting Agreements”.

Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court under Section 192 of the CBCA. Prior to the mailing of this Circular, Kirkland obtained the Interim Order providing for the calling and holding of the Kirkland Meeting and other procedural matters. A copy of the Interim Order is attached as Appendix I to this Circular. A copy of the Notice of Application in connection with the Final Order is attached as Appendix J to this Circular.

Subject to the approval of the Arrangement Resolution by Kirkland Shareholders at the Kirkland Meeting and the approval of the Newmarket Resolutions by Newmarket Shareholders at the Newmarket Meeting, the hearing in respect of the Final Order is expected to take place on or about November 29, 2016 at the Courthouse at 330 University Avenue, Toronto, Ontario, or as soon thereafter as is reasonably practicable.

Any Kirkland Shareholder, Kirkland Optionholder or other person who wishes to participate, appear, be represented, and/or present evidence or arguments at the hearing, must serve and file a Notice of Appearance as set out in the Interim Order attached as Appendix I to this Circular and as the Court may direct in the future. The Court will consider, among other things, the substantive and procedural fairness and reasonableness of the Arrangement and the rights of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Court has further been advised that the Court’s approval of the Arrangement (including the fairness thereof) will form a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Newmarket Shares to be received by Kirkland Shareholders as consideration for their Kirkland Shares pursuant to the Arrangement and with respect to the Replacement Securities to be received by Kirkland Optionholders in exchange for their Kirkland Options and SAS Options pursuant to the Arrangement. If the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served a Notice of Appearance in compliance with the Interim Order will be given notice of the new date.

Although Kirkland and Newmarket’s objective is to have the Effective Date occur as soon as possible after the Kirkland Meeting and the Newmarket Meeting, the Effective Date could be delayed for a number of reasons, including, but not limited to, an objection before the Court at the hearing of the application for the Final Order or any delay in obtaining any required regulatory approvals or clearances. Kirkland or Newmarket may determine not to complete the Arrangement without prior notice to, or action on the part of, Kirkland Shareholders or Newmarket Shareholders.

See “The Arrangement – Required Approvals – Court Approval”.

Stock Exchange Approval

The Newmarket Shares currently trade on the TSX under the symbol “NMI” and the OTCQX under the symbol “NMKTF”. Newmarket has applied to the TSX to list the Newmarket Shares issuable to: (i) Kirkland Shareholders under the Arrangement; (ii) Kirkland Optionholders upon the exercise of the Replacement Securities; and (iii) to holders of Kirkland PSUs, Kirkland RSUs and Kirkland Debentures upon conversion thereof. It is a condition of closing that Newmarket will have obtained approval of the TSX for the listing of the Newmarket Shares to be issued pursuant to the Arrangement, subject only to the customary listing conditions of the TSX. In connection with the Name Change Resolution and the Consolidation Resolution, following completion of the Arrangement, it is expected that the Combined Company will change its name to “Kirkland Lake Gold Ltd.”, subject to regulatory approval, and will apply for a new ticker symbol for the New Newmarket Shares listed on the TSX.

Following completion of the Arrangement, it is expected that the Kirkland Shares, which currently trade on the TSX under the symbol “KLG”, will be de-listed from the TSX.

See “Regulatory Matters – Stock Exchange Approval”.

Competition Act (Canada)

The Competition Act requires that certain classes of transaction be reviewed by the Commissioner and the expiry or termination of the applicable waiting period before they can be completed. Where a transaction is subject to pre-closing review, the parties must provide prescribed information to the Commissioner. Alternatively or in addition to filing the prescribed information, the parties may apply for an advance ruling certificate, or “no-action letter” to seek comfort from the Commissioner that he does not intend to challenge the transaction. Where the Commissioner believes a transaction prevents or lessens, or is likely to prevent or lessen competition substantially he can challenge the transaction before the Competition Tribunal.

The transactions contemplated by the Arrangement Agreement are subject to pre-closing review under the Competition Act and Newmarket filed a submission in support of a request for an advance ruling certificate or in the alternative a “no-action letter” with the Commissioner of Competition on October 11, 2016. The Commissioner issued a “no-action letter” in respect of the Arrangement on October 25, 2016 and waived the parties’ obligation to provide the prescribed information.

See “Regulatory Matters – Competition Act (Canada)”.

FIRB Approval

The Arrangement requires FIRB Approval as the Arrangement will constitute an acquisition in Australian land by foreign persons in accordance with the provisions of the FATA. Decisions on Australian foreign investment applications are made by the Australian Treasurer on advice from FIRB.

Assuming foreign persons (in aggregate) hold at least 40% of Newmarket, the non-Australian Kirkland Shareholders (that is, foreign persons under the FATA) will be taken to have acquired an interest in “Australian land” which is a notifiable action under the FATA and subject to FIRB Approval. Kirkland and Newmarket have jointly notified FIRB of the Arrangement and requested FIRB Approval on behalf of Kirkland Shareholders. Any Kirkland Shareholder wishing to opt-out of this streamlined process and individually apply for approval from FIRB may do so by notifying Kirkland prior to November 11, 2016, in which event such Kirkland Shareholder will be required to file a notice with FIRB and pay the application fee of AUD$25,300.

Each Kirkland Shareholder that wishes to opt-out of the streamlined FIRB Approval process is urged to consult such Kirkland Shareholder’s professional advisors to determined any requirements associated with completing an individual application to FIRB.

The Australian Treasurer generally has 30 days from the date of notification and payment of the application fee to either order that a transaction or acquisition be blocked, or notify that the Australian Government does not object to the transaction.

See “Regulatory Matters – FIRB Approval”.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

  the Kirkland Shareholder Approval must be obtained in the manner set forth in the Interim Order;

  the Newmarket Shareholder Approval must be obtained or, with the exception of approval of the Share Issuance Resolution, waived, as applicable;

  the Court must grant the Final Order approving the Arrangement;

  all other conditions precedent to the Arrangement as more particularly described in the Arrangement Agreement must be satisfied or waived by the appropriate Party;

  the Articles of Arrangement in the form prescribed by the CBCA must be filed with the Director; and

  the Articles of Amendment in the form prescribed by the OBCA must be filed with the Director giving effect to the Name Change and Consolidation.

Procedure for Exchange of Kirkland Shares

TSX Trust Company is acting as the depositary in connection with the Arrangement. The Depositary will receive deposits of Kirkland Shares and an accompanying Letter of Transmittal, at the office specified in the Letter of Transmittal and will be responsible for delivering certificates representing Newmarket Shares to which former Kirkland Shareholders are entitled under the Arrangement, which for greater certainty, shall automatically be issued on a post-Consolidation basis if the Consolidation Resolution is approved.

At the time of sending this Circular to each Kirkland Shareholder, Kirkland is also sending the Letter of Transmittal to each Registered Kirkland Shareholder. The Letter of Transmittal is only for use by Registered Kirkland Shareholders and is not to be used by Beneficial Kirkland Shareholders. Beneficial Kirkland Shareholders should contact their broker or other Intermediary for instructions and assistance in receiving the Consideration in respect of their Kirkland Shares.

The Letter of Transmittal contains instructions with respect to the deposit of the certificate(s) and DRS Advice(s) representing Kirkland Shares with the Depositary at its office in Toronto, Ontario in order for Registered Kirkland Shareholders to receive certificates representing Newmarket Shares to which they are entitled under the Arrangement. Following the Effective Date, upon return of a properly completed and duly executed Letter of Transmittal, together with the certificate(s) or DRS Advice(s) representing their Kirkland Shares and such other documents as the Depositary may require, certificates representing the appropriate number of Newmarket Shares to which the former Kirkland Shareholder is entitled under the Arrangement will be sent to the former Kirkland Shareholder in accordance with the instructions in the Letter of Transmittal.

A Registered Kirkland Shareholder must deliver to the Depositary at the office listed in the Letter of Transmittal:

(a)	the certificate(s) or DRS Advice(s) representing their Kirkland Shares;

(b)	a Letter of Transmittal in the form provided with this Circular, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c)	any other documentation required by the instructions set out in the Letter of Transmittal.

Except as otherwise provided in the instructions to the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) or DRS Advice(s) representing Kirkland Shares deposited therewith, the certificate(s) or DRS Advice(s) representing their Kirkland Shares must be endorsed or be accompanied by an appropriate securities transfer power of attorney, duly and properly completed and duly executed by the registered holder, with the signature on the endorsement panel, or securities transfer power of attorney guaranteed by an Eligible Institution.

In no event shall any Kirkland Shareholder be entitled to a fractional Newmarket Share. Where the aggregate number of Newmarket Shares to be issued to a Kirkland Shareholder as Consideration under the Arrangement would result in a fraction of a Newmarket Share being issuable, the number of Newmarket Shares to be received by such Kirkland Shareholder shall be rounded down to the nearest whole Newmarket Share and any fractional Newmarket Shares arising from the Arrangement and Consolidation will be deemed to have been tendered by its registered owner to Newmarket for cancellation for no consideration.

See “The Arrangement – Procedure for Exchange of Kirkland Shares – Letter of Transmittal” and “The Arrangement – Procedure for Exchange of Kirkland Shares – Treatment of Fractional Shares”.

Cancellation of Rights of Former Kirkland Shareholders

If any former Kirkland Shareholder fails to deliver to the Depositary the certificate(s) or DRS Advice(s) representing their Kirkland Shares, documents or instruments required to be delivered to the Depositary under the Arrangement Agreement in order for such former Kirkland Shareholder to receive the Consideration which such former Kirkland Shareholder is entitled to pursuant to the Arrangement on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date (i) such former Kirkland Shareholder will be deemed to have donated and forfeited to Newmarket or its successors, any Consideration held by the Depositary as agent for such former Kirkland Shareholder and (ii) any certificate(s) or DRS Advice(s) representing Kirkland Shares formerly held by such former Kirkland Shareholder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Newmarket and will be cancelled. None of Kirkland or Newmarket, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary as agent for any such former Kirkland Shareholder) which is forfeited to Kirkland or Newmarket or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law. Accordingly, former Kirkland Shareholders who deposit with the Depositary any certificate(s) or DRS Advice(s) representing Kirkland Shares after the sixth anniversary of the Effective Date will not receive New Newmarket Shares or any other consideration in exchange therefor and will not own any interest in Kirkland or the Combined Company and will not be paid any compensation.

Procedure for Exchange of Newmarket Shares

TSX Trust, Newmarket’s transfer agent, is acting as the depositary in connection with the Consolidation. The Consolidation Depositary will receive deposits of existing Newmarket Shares and an accompanying Consolidation Letter of Transmittal at the office specified in the Consolidation Letter of Transmittal and will be responsible for delivering certificates representing New Newmarket Shares (on a post-Consolidation basis) to which Registered Newmarket Shareholders are entitled under the Consolidation.

At the time of sending this Circular to each Newmarket Shareholder, Newmarket is also sending the Consolidation Letter of Transmittal to each Registered Newmarket Shareholder. The Consolidation Letter of Transmittal is only for use by Registered Newmarket Shareholders and is not to be used by Beneficial Newmarket Shareholders. Beneficial Newmarket Shareholders should contact their Intermediary for instructions and assistance regarding this process.

The Consolidation Letter of Transmittal contains instructions on how to surrender share certificate(s) representing pre-Consolidation Newmarket Shares to the Consolidation Depositary. The Consolidation Depositary will forward to each Registered Newmarket Shareholder who has sent the required documents a new share certificate representing the New Newmarket Shares to which the Registered Newmarket Shareholder is entitled under the Consolidation. Until surrendered, each share certificate representing pre-Consolidation Newmarket Shares will be deemed for all purposes to represent the number of whole New Newmarket Shares to which the Registered Newmarket Shareholder is entitled as a result of the Consolidation. Registered Newmarket Shareholders should not destroy any share certificate(s). The method of delivery of share certificates representing Newmarket Shares and the duly completed Consolidation Letter of Transmittal and all other required documents will be at the option and risk of the person surrendering them. It is recommended that such documents be delivered by hand to the Consolidation Depositary, at the address noted in the Consolidation Letter of Transmittal, and a receipt obtained therefore, or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

No new share certificates will be issued to a Registered Newmarket Shareholder until such Registered Newmarket Shareholder has surrendered the corresponding existing share certificates, together with a properly completed and executed Consolidation Letter of Transmittal, to the Consolidation Depositary. Consequently, following the Consolidation, Registered Newmarket Shareholders will need to surrender their existing share certificates before they will be able to sell or transfer their Newmarket Shares.

If the Consolidation is implemented, Intermediaries will be instructed to effect the Consolidation for Beneficial Newmarket Shareholders holding Newmarket Shares indirectly. However, such Intermediaries may have different procedures than Registered Newmarket Shareholders for processing the Consolidation. If you hold your Newmarket Shares through an Intermediary and if you have any questions in this regard, you are encouraged to contact your Intermediary.

In no event shall any Newmarket Shareholder be entitled to a fractional New Newmarket Share. Where the aggregate number of New Newmarket Shares to be issued to a Registered Newmarket Shareholder under the Consolidation would result in a fraction of a New Newmarket Share being issuable, the number of New Newmarket Shares to be received by such Registered Newmarket Shareholder shall be rounded down to the nearest whole New Newmarket Share.

See “The Arrangement – Procedure for Exchange of Newmarket Shares – Consolidation Letter of Transmittal”.

Information Relating to the Combined Company

The Combined Company will be a Canadian-based, publicly-traded, mid-tier gold producer with a diversified portfolio of assets located in the stable mining jurisdictions of Canada and Australia. The Combined Company will operate both of the businesses of Newmarket and Kirkland. The Combined Company will own 100% of Kirkland’s asset portfolio, which includes the Macassa Mine Complex in the in the historic Kirkland Lake gold camp, as well as the Holt Mine Complex situated along the Porcupine-Destor Fault Zone, all located in northeastern Ontario and 100% of Newmarket’s asset portfolios which includes the Fosterville Gold Mine located in the state of Victoria, Australia and its other gold producing Cosmo and Stawell mines.

The Combined Company will be led by Kirkland’s proven management team with a successful track record of building and operating mines. It will also be supported by a key in-country management structure, led by current Newmarket Chief Operating Officer Darren Hall, which will be kept in place to ensure seamless integration of the Australian operations.

See “Information Relating to the Combined Company”.

Following completion of the Arrangement, the board of directors of the Combined Company will initially be comprised of nine directors, five of whom are current directors of Kirkland, two of whom are current directors of Newmarket and two new nominees of Kirkland. Eight of the initial directors of the Combined Company will be independent.

See “Governance and Management of the Combined Company”.

Summary Unaudited Pro Forma Financial Information

The following selected unaudited pro forma consolidated financial information of the Combined Company has been derived from the unaudited pro forma condensed consolidated financial statements of Newmarket after giving effect to the Arrangement, included in Appendix K to this Circular. The unaudited pro forma consolidated statement of financial position as of June 30, 2016 gives pro forma effect to the completion of the Arrangement as if it were completed as at June 30, 2016. The unaudited pro forma interim consolidated statement of operations and comprehensive income/(loss) for the six month period ended June 30, 2016 and the year ended December 31, 2015 gives pro forma effect to the completion of the Arrangement as if it were completed on January 1, 2016 and January 1, 2015, respectively.

The unaudited pro forma condensed consolidated financial statements of Newmarket have been compiled from underlying financial statements of Newmarket and Kirkland prepared in accordance with IFRS to illustrate the effect of the Arrangement. Adjustments have been made to prepare the unaudited pro forma condensed consolidated financial statements of Newmarket, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma condensed consolidated financial statements.

The following selected unaudited pro forma financial information and the unaudited pro forma condensed consolidated financial statements (included in Appendix K to this Circular) are presented for illustrative purposes only and are not necessarily indicative of: (i) the operating or financial results that would have occurred had the Arrangement actually occurred at the dates contemplated by the notes to the unaudited pro forma condensed consolidated financial statements; or (ii) of the results expected in future periods. You should read the unaudited pro forma condensed consolidated financial information together with (i) the audited annual financial statements of Kirkland for the sub year ended December 31, 2015 and year ended April 30, 2015; (ii) the unaudited condensed consolidated interim financial statements of Kirkland as at and for the three and six months ended June 30, 2016 and July 31, 2015; (iii) the audited consolidated financial statements of Newmarket as at and for the years ended December 31, 2015 and 2014; and (iv) the unaudited condensed interim consolidated financial statements of Newmarket for the three and six months ended June 30, 2016 and 2015.

See the unaudited pro forma condensed consolidated financial statements of Newmarket which gives effect to the Arrangement as set forth in APPENDIX K to this Circular.

	Six months ended	Year ended
	June 30, 2016	December 31, 2015
(in thousands of Canadian dollars)	($)	($)
Pro Forma Statement of Operations:
Revenue	419,749	692,964
Production Expenses	(298,115)	(596,112)
Gross Profit	121,635	96,852
Other Expenses	49,473	118,161
Net income (loss) for the period	51,899	(22,476)

Per Newmarket Share:
Pro Forma Basic earnings (loss) per share	0.30	(0.19)
Pro Forma Diluted earnings (loss) per share	0.30	(0.19)

As at June 30, 2016
(in thousands of Canadian dollars)	($)
Pro Forma Statement of Financial Position:
Total current assets	293,433
Total assets	1,673,611
Total current liabilities	160,850
Total liabilities	463,960
Total shareholders’ equity	1,209,651

Summary of Certain Canadian Federal Income Tax Considerations

Subject to the qualifications set forth in this Circular, a Resident Holder who receives Newmarket Shares in exchange for Kirkland Shares on the Amalgamation will not realize any capital gain (or capital loss) as a result of the exchange.

A Resident Holder who exchanges Kirkland Options and SAS Options for Replacement Securities will be deemed not to dispose of their Kirkland Options and SAS Options and not to have acquired the Replacement Securities received on the exchange.

A Non-Resident Holder who receives Newmarket Shares in exchange for Kirkland Shares on the Amalgamation will not realize any capital gain (or capital loss) as a result of the exchange.

A Non-Resident Holder who exchanges Kirkland Options and SAS Options for Replacement Securities should consult its own tax advisor as to the tax consequences applicable in its particular circumstances.

The foregoing summary is qualified in its entirety by the more detailed summary set forth in this Circular under the heading “Certain Canadian Federal Income Tax Considerations”. Tax matters are complicated and the tax consequences of the Arrangement will depend on the facts of your particular circumstances. Kirkland Shareholders should consult their own tax advisors regarding the Canadian federal tax consequences of the Arrangement.

Summary of Certain United States Federal Income Tax Considerations

The Arrangement should qualify as a tax-deferred Reorganization under Section 368(a) of the Code. Neither Kirkland nor Newmarket, however, has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the status of the Arrangement as a tax-deferred Reorganization or that the United States courts would uphold the status of the Arrangement as a tax-deferred Reorganization in the event of a successful IRS challenge.

Assuming the Arrangement qualifies as a tax-deferred Reorganization, and subject to the assumptions, limitations and qualifications referred to under “Certain United States Federal Income Tax Considerations,” a U.S. Holder of Kirkland Shares should not recognize gain or loss as a result of the Arrangement, would hold the Newmarket Shares received under the Arrangement with an adjusted tax basis equal to the adjusted tax basis of its Kirkland Shares, and would include the holding period of its Kirkland Shares in its holding period of the Newmarket Shares received under the Arrangement. If the Arrangement fails to qualify as a tax-deferred Reorganization, the exchange of Kirkland Shares for Newmarket Shares would be a taxable transaction to U.S. Holders, in which case a U.S. Holder would recognize gain or loss equal to the difference between the total consideration received by such U.S. Holder pursuant to the Arrangement and the U.S. Holder’s adjusted tax basis in its Kirkland Shares.

The foregoing is only a brief summary of certain United States federal income tax considerations relating to the Arrangement and is qualified in its entirety by the more detailed general description of Unites States federal income tax considerations relating to the Arrangement and to the ownership and disposition of Newmarket Shares received pursuant to the Arrangement under “Certain United States Federal Income Tax Considerations”. Kirkland Shareholders should consult their own tax advisors regarding the United States federal tax consequences of the Arrangement.

Risk Factors

There are a number of risk factors relating to the Arrangement, the Combined Company, the business of Kirkland, the business of Newmarket and the Newmarket Shares all of which should be carefully considered by Kirkland Shareholders and Newmarket Shareholders. See “Risk Factors”, “Appendix E – Information Relating to Kirkland – Risk Factors” and “Appendix F – Information Relating to Newmarket – Risk Factors”.

In addition, see “Description of the Company’s Business – Risk Factors” in Kirkland’s annual information form dated March 10, 2016, which is available on Kirkland’s SEDAR profile at www.sedar.com, and “Risk Factors” in Newmarket’s annual information form dated March 21, 2016 which is available on Newmarket’s SEDAR profile at www.sedar.com.

Canadian Securities Law Matters

Kirkland is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. The Kirkland Shares currently trade on the TSX under the symbol “KLG”. Pursuant to the Arrangement, Kirkland will amalgamate with Subco and the amalgamated entity, Amalco, will be a wholly-owned subsidiary of Newmarket. Following the Effective Date, the Kirkland Shares will be delisted from the TSX (anticipated to be effective two or three Business Days following the Effective Date). In connection with the continued listing of the Kirkland Debentures, it is anticipated that Amalco will continue to be a reporting issuer under the securities laws of each of the provinces of Canada in which it is a reporting issuer. If necessary, Kirkland and Newmarket will apply to certain provincial securities authorities in Canada for an order, effective after the completion of the Arrangement, relieving Amalco from compliance with certain continuous disclosure, certification and insider reporting requirements of applicable securities laws of each of the provinces of Canada in which it is a reporting issuer, and such relief, if granted, will be subject to certain conditions.

Newmarket is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. The Newmarket Shares are listed on the TSX under the symbol “NMI”.

The distribution of the Newmarket Shares pursuant to the Arrangement will constitute a distribution of securities that is exempt from the prospectus requirements of Canadian securities legislation and is exempt from or otherwise is not subject to the registration requirements under applicable Securities Laws. The Newmarket Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) the trade is not a “control distribution” as defined in National Instrument 45-102 “Resale of Securities” of the Canadian Securities Administrators, (ii) no unusual effort is made to prepare the market or to create a demand for Newmarket Shares, (iii) no extraordinary commission or consideration is paid to a person in respect of such sale, and (iv) if the selling security holder is an insider or officer of Newmarket, as the case may be, the selling security holder has no reasonable grounds to believe that Newmarket, as the case may be, is in default of applicable Canadian Securities Laws.

Each Kirkland Shareholder is urged to consult his or her professional advisors to determine the Canadian conditions and restrictions applicable to trades in Newmarket Shares.

See “Regulatory Matters”.

United States Securities Law Matters

The Newmarket Shares to be received by Kirkland Shareholders in exchange for their Kirkland Shares pursuant to the Arrangement, and the Replacement Securities to be received by Kirkland Optionholders in exchange for their Kirkland Options and SAS Options, as applicable, pursuant to the Arrangement, have not been and will not be registered under the U.S. Securities Act or any state securities laws, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court.

The Newmarket Shares to be received by Kirkland Shareholders upon completion of the Arrangement may be resold without restriction in the United States, except in respect of resales by persons who are “affiliates” (within the meaning of Rule 144 under the U.S. Securities Act) of Newmarket at the time of such resale or who have been affiliates of Newmarket within ninety days before such resale. Kirkland Shareholders who are affiliates of Newmarket solely by virtue of their status as an officer or director of Newmarket may sell their Newmarket Shares outside the United States in compliance with Regulation S under the U.S. Securities Act. Further, the Newmarket Shares issuable upon the exercise of the Replacement Securities to be received by Kirkland Optionholders pursuant to the Arrangement will not be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and the Replacement Securities may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws, if any. Newmarket Shares received upon a permitted exercise of the Replacement Securities by holders in the United States or who are U.S. Persons will be “restricted securities”, as such term is defined in Rule 144 under the U.S. Securities Act, and may not be resold unless such securities are registered under the U.S. Securities Act and all applicable state securities laws or unless an exemption from such registration requirements is available. The Newmarket Shares issuable upon the exercise of the Replacement Securities to be received by Kirkland Optionholders in exchange for their Kirkland Options or SAS Options, as applicable, pursuant to the Arrangement may be sold outside the United States in compliance with Regulation S under the U.S. Securities Act. See “Regulatory Matters – United States Securities Law Matters”.

THE ARRANGEMENT

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations among representatives of Kirkland and Newmarket and their respective legal and financial advisors. The following is a summary of the background leading up to the announcement of the Arrangement.

Given the volatility of the gold markets, it has been a core part of Kirkland’s strategy during the past two years to seek opportunities to maximize shareholder value through strategic acquisitions which would diversify the production base of Kirkland’s key assets while adding a strong production growth profile. In early 2016, Kirkland completed the acquisition of St Andrew Goldfields Ltd. in furtherance of this objective. Kirkland’s senior management team regularly considers strategic opportunities in an effort to realize upon its strategy. Following the acquisition of St Andrew Goldfields Ltd. and prior to the consideration of the proposed Arrangement, Kirkland’s management team had, from time to time, considered various strategic alternatives to diversify Kirkland’s asset portfolio and increase its growth profile. Kirkland entered into confidentiality agreements with other parties during the course of its review of alternative strategic transactions and exchanged confidential information with such other parties. Newmarket’s corporate strategy has been to grow Newmarket’s gold production both organically and through strategic acquisitions to more than 500,000 ounces annually. Newmarket’s senior management believed that becoming a quality, low-cost, mid-tier gold producer with an attractive growth profile in stable mining jurisdictions would diversify Newmarket’s production base and create significant shareholder value. Newmarket’s senior management team regularly considers strategic opportunities to maximize shareholder value and to meet its corporate strategy. Prior to the consideration of the proposed Arrangement, Newmarket’s management team and the Newmarket Board had, from time to time, considered strategic alternatives to enhancing shareholder value. Several of these opportunities involved the execution of confidentiality agreements.

In June, 2016, Newmarket’s senior management completed a regular review of corporate development activities, which included the possibility of a business combination with Kirkland. On June 24, 2016, GMP met with Mr. Douglas Forster, President and Chief Executive Officer of Newmarket, Mr. Blayne Johnson, Executive Vice-President of Newmarket and Mr. Douglas Hurst, Vice-President Corporate Development of Newmarket to discuss the highlights and merits of a potential transaction with Kirkland. Following the meeting with GMP, representatives of Newmarket contacted representatives of Kirkland, to discuss the merits of a potential business combination between Kirkland and Newmarket.

On July 4, 2016, Mr. Hurst spoke with Mr. Anthony Makuch regarding Newmarket’s interest in visiting Kirkland’s mining operations in Ontario with the view of initiating due diligence on Kirkland in connection with a potential business combination. Management of both companies expressed an interest in reviewing further financial and technical analysis of the potential business combination and made arrangements for the exchange of confidential information and to arrange site visits to the Kirkland and Newmarket properties.

On July 5, 2016, representatives of RBC contacted Newmarket and indicated that RBC would be representing Kirkland in any discussions with Newmarket and they would assist in advancing the Confidentiality Agreement and organizing site visits for both parties. RBC was formally engaged as Kirkland’s financial advisor on July 26, 2016 to assist in evaluating a potential transaction with Newmarket.

On July 8, 2016, Kirkland and Newmarket entered into the Confidentiality Agreement and each began to conduct financial and technical due diligence on the other party.

Between July 11, 2016 and July 13, 2016, Newmarket’s technical team undertook a site visit to the Kirkland mining operations in Ontario. Over the course of these visits, Newmarket reviewed the Kirkland mining and milling operations, reserves and resources, exploration potential, and environmental status with key onsite personnel in order to better understand the Kirkland properties.

On July 26, 2016, Mr. Johnson and Mr. Forster met with Mr. Makuch in Toronto along with representatives from RBC and representatives of GMP to discuss the corporate strategy and the operations and outlook of both companies and the potential of a business combination to create a new, quality mid-tier gold producer.

On July 28, 2016, the Newmarket Board met and was informed of the status of the discussions with Kirkland, the financial and technical due diligence conducted to date and the results of the recently completed site visits to Kirkland’s operations in Ontario. The Newmarket Board was also advised that Kirkland was planning site visits to Newmarket’s operations in Australia.

On August 4, 2016, the Kirkland Board met and was informed by Kirkland management of the status of discussions with Newmarket. At this meeting, RBC provided the Kirkland Board with a presentation regarding a potential business combination between Kirkland and Newmarket. Following these discussions, the Kirkland Board agreed with management that it was prudent to conduct further due diligence including a site visit to Newmarket’s properties in Australia. Mr. Sprott declared his conflict of interest with respect to a potential transaction with Newmarket and recused himself from the discussion. During the August 4, 2016 Kirkland Board meeting it was determined that if warranted, a special committee of independent members of the Kirkland Board should be formed following the completion of the planned site visit if management determined to consider a potential combination.

On August 8, 2016, Newmarket and Kirkland each provided the other with access to an electronic data room that contained confidential information relating to such party and representatives of each party proceeded to conduct their due diligence during the weeks that followed.

Between August 12 and August 17, 2016, Kirkland’s technical team undertook site visits to the Newmarket properties in Australia. Over the course of these site visits, the companies’ technical teams and key onsite personnel held lengthy meetings to better understand Newmarket’s properties and assets.

Through July and August, Newmarket and Kirkland continued to provide and analyze financial and technical data and evaluate the prospects of a business combination. On August 25, 2016, representatives of Newmarket and GMP met with representatives of Kirkland and RBC in Toronto to discuss the general terms of a potential business combination and to discuss general findings of their mutual site visits.

On August 26, 2016, the Newmarket Board received an update from management on the status of the due diligence and discussions of a potential business combination with Kirkland. On August 31, 2016, Newmarket received a presentation from GMP on the merits and highlights of a business combination with Kirkland. Following the presentation, management of Newmarket requested that GMP continue to prepare financial analysis of the potential transaction based on the continued due diligence.

In early September, Mr. Forster and Mr. Johnson met with representatives of GMP to further discuss the merits of a potential business combination and the results of the ongoing due diligence review. On September 12, 2016, GMP presented to the management of Newmarket their preliminary views on the potential transaction based on the confidential information and due diligence completed to date.

On September 22, 2016, Mr. Makuch and Mr. Forster met in Toronto to engage in negotiations with respect to a potential transaction structure, relative valuations, respective representation from each company on a combined company’s board of directors and the financial terms upon which the potential transaction could be completed. Negotiations of key terms continued throughout the day but were not concluded at this time. Subsequently, on the evening of September 22, 2016, representatives of Kirkland and representatives of Newmarket held a conference call to discuss the financial terms of the potential transaction. Based on the outcome of these discussions, the parties decided to proceed with further negotiations and informed their respective representatives.

On September 23, 2016, Newmarket met with GMP and Stikeman Elliott to discuss and review the potential business combination with Kirkland and to receive advice from its financial and legal advisors.

On September 23, 2016, Mr. Makuch and Mr. Ing met with Mr. Sangha from Maxit to discuss a potential co-advisory role with respect to the Arrangement.

After discussions with RBC, Maxit and Cassels regarding the terms and conditions of a potential transaction with Newmarket and certain strategic considerations, management of Kirkland met with the Kirkland Board (other than Mr. Sprott who had recused himself from all meetings), RBC, Maxit and Cassels on September 23, 2016, at which meeting, management provided an update to the Kirkland Board regarding the Newmarket proposal. Recognizing the potential for an actionable transaction, Cassels also advised the Kirkland Board on the appropriate process to follow upon receipt of an offer for a potential business combination, including its legal and fiduciary duties and RBC and Maxit presented their initial perceptions on the proposed transaction to the Kirkland Board and management. Kirkland also engaged EY LLP financial accountants to conduct financial due diligence.

After receiving the update from management and giving consideration to the advice from Cassels and the initial perception from RBC, on September 23, 2016, the Kirkland Board formed the Kirkland Special Committee, comprised of Dawn Whittaker, Barry Olson and Pamela Klessig, each an independent board member, to review and consider a potential transaction with Newmarket. The Kirkland Special Committee was provided with a broad mandate by the Kirkland Board, which included responsibility for reviewing and supervising the process to be carried out by Kirkland and its professional advisors. The mandate also included considering, reviewing and making recommendations to the Kirkland Board, through consultation with management of Kirkland and any professional advisors deemed necessary or advisable, in respect of the proposed transaction and the recommendation to be made by the Kirkland Board to Kirkland Shareholders.

In advance of the September 23, 2016 board meeting, Mr. Eric Sprott declared his conflict of interest with respect to a potential transaction with Newmarket and recused himself from all Kirkland Board meetings in connection therewith. The Kirkland Board agreed with Mr. Sprott and recused him from participating in any deliberations, discussions or voting with respect to the Kirkland Board’s consideration or approval of the Arrangement. The Kirkland Board also resolved to engage Maxit as a second financial advisor to assist it in considering the potential transaction, including, if appropriate, providing an opinion with respect to the fairness of such transaction, if appropriate.

Immediately following the September 23, 2016 Kirkland Board meeting, the Kirkland Special Committee had an in camera meeting to discuss its mandate and the negotiation process. The Kirkland Special Committee authorized Mr. Makuch to discuss and negotiate the potential transaction with Newmarket and Dawn Whittaker to act as the Kirkland Special Committee’s primary representative to assist management in negotiations with respect to the potential transaction. The Kirkland Special Committee also began discussions on retaining a separate financial advisor.

From September 23, 2016 to the evening of September 28, 2016, with the assistance of their respective financial, tax and legal advisors, Kirkland and Newmarket conducted further legal, tax, technical and financial due diligence and negotiated the terms and conditions of the Arrangement Agreement.

On September 24 and 25, 2016, the Newmarket Board met to receive updates on the status of the discussions and negotiations with Kirkland, to consider the proposed transaction and to receive advice from its financial and legal advisors. At these meetings, Stikeman Elliott led the Newmarket Board through detailed discussions of the draft Arrangement Agreement and GMP made presentations to the Newmarket Board in respect of the merits of the proposed transaction. At these meetings, the Newmarket Board approved the engagement of GMP as financial advisor to Newmarket.

On September 25, 2016, the Kirkland Special Committee, along with the other independent members of the Kirkland Board and Mr. Makuch met to receive: (i) the preliminary due diligence report from management, EY LLP and Cassels; (ii) financial presentations from RBC and Maxit; and (iii) a presentation by Cassels on the draft Arrangement Agreement and to consider the terms of the Arrangement Agreement. The Kirkland Special Committee also entered into an engagement letter with CIBC to provide an opinion as to the fairness, from a financial point of view, of the Exchange Ratio to Kirkland Shareholders.

On September 28, 2016, the Kirkland Special Committee, along with the other independent members of the Kirkland Board and Mr. Makuch met in the morning to receive updated presentations from RBC and Maxit and to review follow up due diligence reports from Cassels, EY LLP and local Australian counsel. On September 28, 2016, following the meeting of the Kirkland Special Committee, the Kirkland Board met to receive an update on follow-up due diligence items from the Special Committee, and approved among other things the entering into of the engagement letters with RBC and Maxit.

On September 28, 2016, the Kirkland Special Committee met in the evening to review and consider the terms of the Arrangement. The Kirkland Special Committee received the oral opinion of CIBC that, as of the date of such opinion, the Exchange Ratio was fair, from a financial point of view, to the Kirkland Shareholders. Cassels reviewed with the Kirkland Special Committee the terms of the Arrangement Agreement and ancillary agreements. After careful consideration, including a thorough review of the transaction terms, the CIBC Fairness Opinion, and other relevant matters, the Kirkland Special Committee unanimously concluded that: the CIBC Fairness Opinion be accepted; the transaction and the entering into of the Arrangement Agreement were in the best interests of Kirkland and should be approved; that the Kirkland Special Committee recommend to the Kirkland Board that the Kirkland Board approve the Arrangement with Newmarket and enter into of the Arrangement Agreement, and recommend that the Kirkland Shareholders vote in favour of the Arrangement.

Following the meeting of the Kirkland Special Committee, the Kirkland Board met again to receive the report of the Kirkland Special Committee and to receive advice from its legal and financial advisors. RBC and Maxit presented their oral opinions that, as of the date of such opinions, the Exchange Ratio was fair, from a financial point of view, to the Kirkland Shareholders. Cassels reviewed with the Kirkland Board the terms of the Arrangement Agreement and ancillary agreements. Based on the advice of its legal and financial advisors, the unanimous recommendation of the Kirkland Special Committee, and its own assessment of the transaction and the interests of Kirkland Shareholders, the Kirkland Board unanimously (with the exception of Eric Sprott who did not participate in the board meetings or vote with respect to the Arrangement) resolved: to accept the recommendation of the Kirkland Special Committee; that the transaction and the Arrangement Agreement are in the best interests of Kirkland; to approve Kirkland entering into the Arrangement Agreement; and to recommend that Kirkland Shareholders vote in favour of the Arrangement.

Also, on September 28, 2016 the Newmarket Board met to consider the Arrangement and to receive the advice of management, GMP and Stikeman Elliott. Following presentations by Mr. Forster on behalf of Newmarket management, GMP and Stikeman Elliott, and after full consideration of the relevant factors, including an oral fairness opinion of GMP stating that the consideration to be paid by Newmarket is fair, from a financial point of view, to Newmarket and those other factors set forth under the heading “Reasons for the Recommendations of the Newmarket Board”, the Newmarket Board resolved and determined that: (i) the consideration to be paid by Newmarket pursuant to the Arrangement is fair to Newmarket, (ii) that that Arrangement is in the best interests of Newmarket and it recommends that Newmarket Shareholders vote in favour of the Newmarket Resolutions and the Board Delegation Resolution, and (iii) that Newmarket enter into the Arrangement Agreement and perform its obligations thereunder.

Early in the morning on September 29, 2016, Kirkland and Newmarket entered into the Arrangement Agreement and the transaction was publicly announced prior to the opening of financial markets on September 29, 2016.

As part of Kirkland’s review of alternative strategic transactions described above, earlier this year Kirkland entered into confidentiality agreements with other parties and exchanged confidential information with such other parties.

Since signing the Arrangement Agreement, Kirkland has received a joint, unsolicited, written Acquisition Proposal and a revised Acquisition Proposal (collectively, the “Proposals”) which provide for the acquisition of all of the outstanding Kirkland Shares pursuant to a plan of arrangement for consideration consisting of cash and shares of one of the parties making the Proposals or a combination thereof. Each of the Proposals was made by the same parties and are non-binding and conditional on due diligence access and certain other conditions.

One of the parties who made the Proposals had previously entered into a confidentiality agreement with Kirkland that contains restrictions which preclude that party from making an offer to acquire the Kirkland Shares other than pursuant to a negotiated transaction with Kirkland. This restriction is currently in effect.

In the course of reviewing the Proposals, the Kirkland Board authorized the Kirkland Special Committee to determine, with the assistance of independent legal and financial advisors, whether either of the Proposals may reasonably be expected to lead to a Superior Proposal and to report to the Kirkland Board as to its determinations and its recommendations as to an appropriate response to each of the Proposals. The Kirkland Special Committee retained, and received advice from, Davies Ward Phillips & Vineberg LLP (“Davies”) as independent legal counsel during the course of its consideration of the Proposals.

After meeting several times and careful consideration and full discussion, including a thorough review of the terms of the Proposals, the financial advice of CIBC, the legal advice of Davies, and other relevant matters, the Kirkland Special Committee unanimously concluded that each of the Proposals was not reasonably expected to lead to a Superior Proposal and recommended in each case to the Kirkland Board that the Kirkland Board determine that the relevant Proposal was not reasonably expected to lead to a Superior Proposal.

Based on the advice of its financial advisors, RBC and Maxit Capital, and its legal advisors, Cassels, the unanimous recommendation of the Kirkland Special Committee, and its own assessment of the transaction and the interests of Kirkland Shareholders, the Kirkland Board unanimously (with the exception of Eric Sprott who did not participate in the board meetings or vote, and Anthony Makuch who did not vote, with respect to the Proposals) determined that each of the Proposals was not reasonably expected to lead to a Superior Proposal.

Among the reasons that the Kirkland Board and the Kirkland Special Committee considered in reaching the conclusion that each of the Proposals was not reasonably expected to lead to a Superior Proposal were the following:

•	Each of the Proposals was not a “Superior Proposal” from a financial point of view.

Each of RBC and Maxit (financial advisors to Kirkland) and CIBC (financial advisors to the Kirkland Special Committee) have confirmed to the Kirkland Board and Kirkland Special Committee, respectively, that, taking into account all of the terms and conditions of each of the Proposals, the Proposals, if consummated in accordance with their respective terms, would not result in a transaction more favourable to the Kirkland Shareholders, from a financial point of view, than the Arrangement with Newmarket.

•	The value of the consideration offered in the Proposals is below the value that would be expected to be paid in a change of control transaction.

Each of the Proposals, if implemented, would be a change of control transaction, while the Arrangement with Newmarket is a strategic combination. The multiple and premium implied by the consideration offered pursuant to each of the Proposals is below what would be expected to be paid in a change of control transactions. The value of the consideration being offered under the Proposals does not adequately reflect the value of Kirkland Lake that is expected to be achieved by executing on current strategic plan or under the Arrangement.

•	There is greater potential value upside in the Combined Company under the Arrangement with Newmarket.

Kirkland believes that the Arrangement with Newmarket offers an opportunity for the Combined Company to achieve a significant “re-rating” in the market and, consequently, an increase in the market value per share. Kirkland does not believe that a similar opportunity exists with respect to the Proposals.

In addition to the above, there are a number of other factors, aspects and conditions to each of the Proposals including certain unique regulatory approvals which were not fully assessed given the inadequacy of the consideration offered pursuant to the Proposals.

The Kirkland Board and Kirkland Special Committee remain convinced that the Arrangement affords multiple opportunities to create sustained long term value for Kirkland Shareholders greater than the value offered pursuant to the Proposals and, as a result, continue to recommend that Kirkland Shareholders vote FOR the Arrangement Resolution for the reasons set out below under “Reasons for the Recommendation of the Kirkland Board”.

Recommendation of the Kirkland Special Committee

After careful consideration of the terms of the Arrangement and following consultation with legal and financial advisors and receipt of the CIBC Fairness Opinion, the Kirkland Special Committee unanimously determined that the Arrangement is fair to the Kirkland Shareholders and recommended that the Kirkland Board (i) approve and authorize the Arrangement Agreement and (ii) recommend that Kirkland Shareholders vote in favour of the Arrangement Resolution.

Recommendation of the Kirkland Board

After careful consideration, including consultation with its legal and financial advisors, the unanimous recommendation of the Kirkland Special Committee, the Kirkland Fairness Opinions and the other factors set out below under the heading “The Arrangement – Reasons for the Recommendation of the Kirkland Board”, the Kirkland Board (with the exception of Eric Sprott who did not participate in the Kirkland Board meetings or vote with respect to the Arrangement) unanimously determined that the Arrangement is in the best interests of Kirkland and is fair to the Kirkland Shareholders and that the Arrangement Agreement and the performance of the transactions contemplated therein be approved. The Kirkland Board (with the exception of Eric Sprott) unanimously recommends that Kirkland Shareholders vote FOR the Arrangement Resolution.

Eric Sprott, Chairman of the Kirkland Board, owns 23,941,896 Newmarket Shares representing approximately 13.45% of the issued and outstanding Newmarket Shares. Accordingly, pursuant to the provisions of the CBCA, he provided a disclosure of interest to the Kirkland Board and recused himself from all Kirkland Board meetings in connection with the Arrangement and the Kirkland Board vote to approve the Arrangement.

Mr. Sprott has entered into a Kirkland Voting Agreement and a Newmarket Voting Agreement pursuant to which he has agreed to vote his Kirkland Shares (which will be excluded for the purposes of the majority of minority shareholder approval under MI 61-101) and his Newmarket Shares in favour of the Arrangement Resolution and the Newmarket Resolutions and the Board Delegation Resolution, respectively.

Reasons for the Recommendation of the Kirkland Board

The Kirkland Board has periodically reviewed a range of strategic alternatives for creating shareholder value, including other potential transactions. The Kirkland Board reviewed and considered a number of factors relating to the Arrangement with the benefit of input from the Kirkland Special Committee and advice from Kirkland’s senior management, RBC, Maxit and Kirkland’s legal advisors. The opportunity to combine the Kirkland and Newmarket businesses to create a new mid-tier entity was a compelling one that affords multiple opportunities to create sustained, long-term value for Kirkland Shareholders. The following is a summary of the principal reasons for the unanimous conclusion of the Kirkland Board, with the exception of Eric Sprott who was recused from all discussions and consideration of the Arrangement (see “Background to the Arrangement”), that the Arrangement is in the best interests of Kirkland and is fair to the Kirkland Shareholders, to approve the Arrangement and authorize its submission to the Kirkland Shareholders and to the Court for approval, and that Kirkland Shareholders vote FOR the Arrangement Resolution:

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Creation of a New Low-Cost, Diversified Mid-Tier Gold Producer. The Arrangement is anticipated to result in the creation of a larger, more diversified company with a portfolio of high-quality assets including 7 mines and 5 mills, all located in stable, mining friendly jurisdictions. The Combined Company’s operations are expected to have gold production of over 500,000 ounces in 2016 underpinned by three top-tier, long-life producing mines: Kirkland’s Macassa Mine and Taylor Mine located in Ontario, Canada and Newmarket’s Fosterville Mine located in the state of Victoria, Australia.

•	Leverage to Gold Prices. The increased and diversified production profile and the aggregated reserves of the Combined Company should provide shareholders with enhanced leverage to the gold price.

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Production Profile Anchored by Three High-Grade, Low-Cost Operations. The Combined Company is expected to have a significant and growing gold production profile. The combined production in 2016 from the Macassa Mine, Taylor Mine and Fosterville Mine alone is expected to be over 330,000 ounces, with cash costs of under US$600/oz and AISC below US$800/oz. The diversified production base should reduce the impact of planned and unplanned outages for the Combined Company.

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Driving Growth Across Two World Class Mining Jurisdictions. The Combined Company is expected to be well positioned for sustainable growth through exploration potential in underexplored, well establish gold camps in Australia and Canada. The combination creates a second operating platform to further evaluate growth opportunities in another stable mining jurisdiction supported by a strengthened balance sheet. Moreover the combined cash-flow generation capability should support accelerated exploration and development of the most promising targets.

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Stronger Financial Position. The Combined Company will have a stronger financial position and greater cash resources than Kirkland alone. The Combined Company will have a cash position of approximately $276 million and significant expected free cash flow generation in 2016 and beyond, which will provide the Combined Company with greater financial strength and flexibility. In addition, the Combined Company will have the ability to cross pollinate best practices to drive cost savings across its portfolio and will be able to realize corporate function synergies related to sourcing, marketing, investor relations, and listed issuer costs.

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Proven Leadership Team. Each of Kirkland and Newmarket has a strong operational team and board of directors and the Combined Company will benefit from a combination of these two well-balanced teams. The Combined Company will be led by Kirkland’s proven management team with a successful track record of building and operating mines. It will be supported by a key in-country management structure, led by current Newmarket Chief Operating Officer Darren Hall, which will be kept in place to ensure seamless integration of the Australian operations. The management team of the Combined Company will also be supported by a number of highly qualified directors from Kirkland and Newmarket. Drawing on extensive strategic, operating and financial experience from both Kirkland and Newmarket is expected to allow the Combined Company to successfully manage a wider variety of mines and growth projects on a global basis.

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Enhanced Capital Markets Presence. The Combined Company will be of significant size, with a market capitalization of approximately $2.4 billion (based on the closing prices of Kirkland Shares and Newmarket Shares on the TSX on September 28, 2016, the day prior to announcement of the Arrangement). Kirkland and Newmarket believe that this will lead to increased trading liquidity, analyst coverage, long-term index inclusion and a generally enhanced capital markets profile.

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Participation in Future Growth. Kirkland Shareholders will receive Newmarket Shares pursuant to the Arrangement and thereby will have the opportunity to participate in future increases in the value of the Combined Company. Following completion of the Arrangement, Kirkland Shareholders will own approximately 57% of the common shares of the Combined Company on a fully-diluted in-the-money basis.

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Re-Rating Opportunity. With more diversified production, a superior growth profile, a strong balance sheet, improved market presence and proven management and operating teams, Kirkland and Newmarket believe the Combined Company is well positioned for a potential value re- rating.

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Kirkland Fairness Opinions. The Kirkland Board received fairness opinions from each of RBC and Maxit to the effect that, as at September 28, 2016, and subject to the assumptions, limitations and qualifications set out therein, the Exchange Ratio is fair, from a financial point of view, to Kirkland Shareholders.

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Support of Directors and Senior Officers. All of the directors and senior officers of Kirkland have entered into the Newmarket Voting Agreements pursuant to which, and subject to the terms of which, they have agreed, among other things, to vote their Kirkland Shares in favour of the Arrangement Resolution. As of the date of the Arrangement Agreement, the Kirkland Locked-Up Shareholders collectively beneficially owned or exercised control or direction over an aggregate of approximately 7.95 million Kirkland Shares representing approximately 6.77% of the outstanding Kirkland Shares.

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Other Factors. The Kirkland Board also considered the Arrangement with reference to the financial condition and results of operations of Kirkland, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and following those alternatives in light of current market conditions and Kirkland’s financial position.

The Kirkland Board also considered the risks relating to the Arrangement including those matters described under the heading “Risk Factors”. The Kirkland Board believed that, overall, the anticipated benefits of the Arrangement to Kirkland outweighed these risks.

In making its determinations and recommendations, the Kirkland Board also observed that a number of procedural safeguards were in place and are present to permit the Kirkland Board to represent the interests of Kirkland, the Kirkland Shareholders and Kirkland’s other stakeholders. These procedural safeguards include, among others:

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Role of Independent Directors. The Arrangement was reviewed and evaluated by the Kirkland Special Committee, comprised of members of the Kirkland Board who are independent of Newmarket and of management of Kirkland. Following consultation with its legal and financial advisors and receipt of the CIBC Fairness Opinion, the Kirkland Special Committee unanimously determined that the Arrangement is fair to the Kirkland Shareholders and recommended that the Kirkland Board (i) approve and authorize the Arrangement Agreement and (ii) recommend that Kirkland Shareholders vote in favour of the Arrangement Resolution.

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Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Kirkland’s ability to solicit interest from third parties, the Arrangement Agreement allows Kirkland to engage in discussions or negotiations with respect to an unsolicited written Acquisition Proposal (including from persons currently subject to a standstill agreement) at any time prior to the approval of the Arrangement Resolution by the Kirkland Shareholders and provided that the Kirkland Board determines, in good faith, after consultation with its financial and legal advisors, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal with respect to Kirkland.

•	Reasonable Termination Payment. The amount of the Termination Payment, being $55 million and payable under certain circumstances, is reasonable.

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Shareholder Approval. The Arrangement must be approved by (i) at least two-thirds of the votes cast by on the Arrangement Resolution at the Kirkland Meeting by Kirkland Shareholders, present in person or represented by proxy and entitled to vote at the Meeting, and (ii) a simple majority of votes cast by Kirkland Shareholders, present in person or represented by proxy and entitled to vote at the Kirkland Meeting, excluding votes held by interested parties (as defined in MI 61-101), related parties (as defined in MI 61-101) of such interested parties and joint actors (as defined in MI 61-101) of such interested parties or related parties.

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Regulatory Approval. The Arrangement must be approved by the Court, which will consider, among other things, the substantive and procedural fairness and the reasonableness of the Arrangement to Kirkland Shareholders. The Arrangement Agreement also contains a condition precedent that all regulatory approvals shall be obtained prior to closing.

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Dissent Rights. The terms of the Plan of Arrangement provide that any Registered Kirkland Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise Dissent Rights and, if ultimately successful, receive the fair value of the Dissent Shares in accordance with the Arrangement.

The foregoing summary of the information and factors considered by the Kirkland Board is not intended to be exhaustive, but includes the material information and factors considered by the Kirkland Board in their consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Kirkland Board’s evaluation of the Arrangement, the Kirkland Board did not find it practicable to and did not quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations. In addition, individual members of the Kirkland Board may have assigned different weights to different factors in reaching their own conclusion as to the fairness of the Arrangement.

Kirkland Fairness Opinions

RBC and Maxit were engaged by the Kirkland Board to act as its financial advisors in connection with the Arrangement or any alternative transaction involving Kirkland and Newmarket pursuant to engagement letters dated July 26, 2016 and September 28, 2016, respectively. Pursuant to an engagement letter dated September 25, 2016, the Kirkland Special Committee retained CIBC to act as its financial advisor in connection with the Arrangement and any alternative transaction involving Kirkland and Newmarket.

On September 28, 2016, the Kirkland Special Committee received the oral fairness opinion of CIBC and on September 28, 2016, the Kirkland Board received the oral fairness opinions from each of RBC and Maxit, which were subsequently confirmed by delivery of the written Kirkland Fairness Opinions to the Kirkland Special Committee and the Kirkland Board, respectively. Each of the Kirkland Fairness Opinions provide that, as of September 28, 2016, based upon and subject to the assumptions, limitations and qualifications set out therein, the Exchange Ratio is fair, from a financial point of view, to Kirkland Shareholders. The Kirkland Fairness Opinions were among a number of factors taken into consideration by the Kirkland Special Committee and the Kirkland Board in considering the Arrangement. This summary is qualified in its entirety by reference to the full texts of the Kirkland Fairness Opinions. The full text of each of the Kirkland Fairness Opinions, which set forth, among other things, the respective assumptions made, matters considered and limitations on the review undertaken in connection with the respective opinions, is attached as APPENDIX G to this Circular. Kirkland Shareholders are urged to, and should, read the Kirkland Fairness Opinions in their entirety. The Kirkland Fairness Opinions are not recommendations to any Kirkland Shareholder as to how to vote with respect to the Arrangement or any other matter at the Kirkland Meeting.

Under the terms of their respective engagements, each of RBC, Maxit and CIBC will be paid a fixed fee for delivery of its fairness opinion, which is not contingent upon the opinion being favourable. RBC and Maxit are also entitled to a completion fee if Kirkland enters into, or publicly discloses its intention to pursue, the Arrangement or any alternative transaction involving Kirkland and Newmarket during the term of their engagement agreements or within 12 months following termination of such agreements. RBC was also entitled to a fixed retainer fee upon the execution of its engagement agreement with Kirkland. RBC’s retainer, as well as the fixed fee for delivery of the RBC and Maxit fairness opinions are creditable against the respective completion fees owed to RBC and Maxit upon completion of the Arrangement or any alternative transaction involving Kirkland and Newmarket.

In addition, Kirkland has agreed to reimburse RBC, Maxit and CIBC for their reasonable out-of-pocket expenses whether or not the Arrangement is completed and to indemnify RBC, Maxit and CIBC against certain potential liabilities and expenses arising from their respective engagements.

CIBC Fairness Opinion

The CIBC Fairness Opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the CIBC Fairness Opinion and the conditions and prospects, financial and otherwise, of Newmarket and Kirkland, as applicable, as they are reflected in the information and documents reviewed by CIBC and as they were presented to CIBC. Subsequent developments may affect the CIBC Fairness Opinion. CIBC has disclaimed any obligation to change or withdraw the CIBC Fairness Opinion, advise any person of any change which may come or be brought to the attention of CIBC or update the CIBC Fairness Opinion after the date of the CIBC Fairness Opinion.

The full text of the CIBC Fairness Opinion which sets out, among other things, the assumptions made, information reviewed and matters considered by CIBC in rendering the CIBC Fairness Opinion, as well as the limitations and qualifications to which the opinion is subject, is attached as APPENDIX G to this Circular. Kirkland Shareholders are urged to read the CIBC Fairness Opinion in its entirety. The summary of the CIBC Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of such opinion.

Neither CIBC nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the applicable Canadian Securities Laws) of Kirkland or Newmarket or any of their respective associates or affiliates.

RBC Fairness Opinion

The RBC Fairness Opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the RBC Fairness Opinion and the conditions and prospects, financial and otherwise, of Kirkland, Newmarket and their respective subsidiaries and affiliates as they are reflected in the information and documents reviewed by RBC and as they were presented to RBC. Subsequent developments may affect the RBC Fairness Opinion. RBC has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the RBC Fairness Opinion which may come or be brought to the attention of RBC after the date of the RBC Fairness Opinion.

The full text of the RBC Fairness Opinion which sets out, among other things, the assumptions made, information reviewed and matters considered by RBC in rendering the RBC Fairness Opinion, as well as the limitations and qualifications to which the opinion is subject, is attached as APPENDIX G to this Circular. Shareholders are urged to read the RBC Fairness Opinion in its entirety. The summary of the RBC Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of such opinion.

Neither RBC nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the applicable Canadian Securities Laws) of Kirkland or Newmarket or any of their respective associates or affiliates.

Maxit Fairness Opinion

The Maxit Fairness Opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the Maxit Fairness Opinion and the conditions and prospects, financial and otherwise, of Kirkland, as applicable, as they are reflected in the information and documents reviewed by Maxit and as they were presented to Maxit. Subsequent developments may affect the Maxit Fairness Opinion. Maxit has disclaimed any obligation to change or withdraw the Maxit Fairness Opinion, advise any person of any change which may come or be brought to the attention of Maxit after the date of the Newmarket Fairness Opinion or update the Maxit Fairness Opinion.

The full text of the Maxit Fairness Opinion which sets out, among other things, the assumptions made, information reviewed and matters considered by Maxit in rendering the Maxit Fairness Opinion, as well as the limitations and qualifications to which the opinion is subject, is attached as APPENDIX G to this Circular. Kirkland Shareholders are urged to read the Maxit Fairness Opinion in its entirety. The summary of the Maxit Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of such opinion.

Neither Maxit nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the applicable Canadian Securities Laws) of Kirkland or Newmarket or any of their respective associates or affiliates.

Recommendation of the Newmarket Board

After careful consideration, including consultation with its legal and financial advisors, a review of the Arrangement Agreement and receiving the oral fairness opinion of GMP delivered to the Newmarket Board (subsequently confirmed in writing), the Newmarket Board unanimously determined that the Arrangement is in the best interests of Newmarket. Accordingly, the Newmarket Board unanimously approved the Arrangement Agreement and the performance of the transactions contemplated therein and unanimously recommends that Newmarket Shareholders vote FOR the Newmarket Resolutions and the Board Delegation Resolution.

Reasons for the Recommendations of the Newmarket Board

The Newmarket Board reviewed and considered a number of factors relating to the Arrangement with the benefit of advice from Newmarket’s senior management, its financial advisor, GMP, and its legal counsel and reviewed a significant amount of information and performed financial, technical and legal due diligence with the help of its advisors and experts and considered a number of factors, including those listed below. The following is a summary of the principal reasons for the unanimous conclusion of the Newmarket Board that Newmarket Shareholders vote FOR the Newmarket Resolutions and the Board Delegation Resolution.

•

Immediate Up-Front Premium. Under the terms of the Plan of Arrangement, the Exchange Ratio implies consideration of C$5.28 per Newmarket Share based on the closing price of Kirkland Shares on the TSX on September 28, 2016, being the day before the Arrangement was announced. The Exchange Ratio represents a premium of 9.4% based on the closing price of the Newmarket Shares on September 28, 2016 and a premium of 22.9% based on the Newmarket Shares’ 20-day volume weighted average price on the TSX on September 28, 2016. The implied equity value was equal to C$1.01 billion as of September 29, 2016, the date the Arrangement was announced.

•

Newmarket Fairness Opinion. The Newmarket Board received the Newmarket Fairness Opinion which concluded that, in the opinion of GMP, as at September 28, 2016 and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Newmarket to Kirkland Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to Newmarket. See “The Arrangement – Newmarket Fairness Opinion” and “APPENDIX H – Newmarket Fairness Opinion”.

•

Creation of a New Low-Cost, Diversified Mid-Tier Gold Producer. The Arrangement is anticipated to result in the creation of a larger, more diversified company with a portfolio of high- quality assets including 7 mines and 5 mills, all located in stable, mining friendly jurisdictions. The Combined Company’s operations are expected to have gold production of over 500,000 ounces in 2016 underpinned by three top-tier, long-life producing mines: Kirkland’s Macassa Mine and Taylor Mine located in Ontario, Canada and Newmarket’s Fosterville Mine located in the state of Victoria, Australia.

•

Improved Financial Flexibility to Support Exploration and Development Programs Across Prolific Mining Districts. Upon completion of the Arrangement, the Combined Company will have increased financial strength to better support exploration and development activities in district-scale property positions in the Australian and Canadian gold camps.

•	Leverage to Gold Prices. The increased and diversified production profile and the aggregated reserves of the Combined Company should provide shareholders with enhanced leverage to the gold price.

•

Increased Liquidity and Capital Markets Presence. Upon completion of the Arrangement, the Combined Company will have a broader shareholder base with expected increased market liquidity and a larger public float than Newmarket presently. As of September 29, 2016, the Combined Company had a pro forma market capitalization of approximately C$2.4 billion. The expected increased market capitalization and expected increased trading liquidity upon completion of the Arrangement is expected to broaden the Combined Company’s investor appeal with enhanced market and analyst coverage and a strong re-rating potential as a consequence of its new mid-tier status. See “Information Relating to the Combined Company – Unaudited Pro Forma Consolidated Capitalization”.

•

Proven Leadership Team. Each of Kirkland and Newmarket has a strong operational team and board of directors and the Combined Company will benefit from a combination of these two well- balanced teams. The Combined Company will be led by Kirkland’s proven management team with a successful track record of building and operating mines. It will be supported by a key in- country management structure, led by current Newmarket Chief Operating Officer Darren Hall, which will be kept in place to ensure seamless integration of the Australian operations. The management team of the Combined Company will also be supported by a number of highly qualified directors from Kirkland and Newmarket. Drawing on extensive strategic, operating and financial experience from both Kirkland and Newmarket is expected to allow the Combined Company to successfully manage a wider variety of mines and growth projects on a global basis.

•

Limited Conditionality. There are a limited number of conditions, beyond the Newmarket Shareholder Approval and the Kirkland Shareholder Approval, required for the completion of the Arrangement, which the Newmarket Board expects to have satisfied or waived in due course.

•

Voting Agreements. The Kirkland Locked-Up Shareholders, who in the aggregate held approximately 6.77% of the outstanding Kirkland Shares on a non-diluted basis as at September 29, 2016, have entered into the Newmarket Voting Agreements pursuant to which they have agreed, among other things, to vote in favour of the Arrangement Resolution. The Newmarket Locked-Up Shareholders, who in the aggregate held approximately 20% of the outstanding Newmarket Shares on a non-diluted basis as at September 29, 2016, have entered into the Kirkland Voting Agreements pursuant to which they have agreed, among other things, to vote in favour of the Newmarket Resolutions and the Board Delegation Resolution.

•

Other Factors. The Newmarket Board also considered the Arrangement with reference to the current economic, industry and market trends affecting each of Newmarket and Kirkland in the gold market, information concerning the reserves, business, operations, properties, assets, financial condition, operating results and prospects of each of Newmarket and Kirkland and the then historical trading prices of the Newmarket Shares and the Kirkland Shares.

The Newmarket Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including those matters described under the heading “Risk Factors”. The Newmarket Board believed that, overall, the anticipated benefits of the Arrangement to Newmarket outweighed these risks and negative factors.

In making its determinations and recommendations, the Newmarket Board also observed that a number of procedural safeguards were and are present to permit the Newmarket Board to represent effectively the interests of Newmarket, Newmarket Shareholders and Newmarket’s other stakeholders, including, among others:

•

Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Newmarket’s ability to solicit interest from third parties, the Arrangement Agreement allows Newmarket to engage in discussions or negotiations with respect to an unsolicited written Acquisition Proposal at any time prior to the approval of the Share Issuance Resolution by the Newmarket Shareholders and after the Newmarket Board determines, in good faith, after consultation with its financial advisors and legal counsel, that such acquisition could reasonably be expected to constitute or lead to a Superior Proposal with respect to Newmarket.

•	Reasonable Termination Payment. The amount of the Termination Payment, being $42.5 million, is reasonable in the circumstances.

•

Shareholder Approval. The Share Issuance Resolution, the Newmarket Board Resolution and the election of each of the Board Nominees must be approved by the affirmative vote of a majority of the votes cast by Newmarket Shareholders at the Newmarket Meeting and each of the Articles of Amendment Resolutions and the Board Delegation Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast by Newmarket Shareholders at the Newmarket Meeting, providing protection for Newmarket Shareholders.

The foregoing summary of the information and factors considered by the Newmarket Board is not intended to be exhaustive, but includes the material information and factors considered by the Newmarket Board in its consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Newmarket Board’s evaluation of the Arrangement, the Newmarket Board did not find it practicable to, and did not quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations. The recommendations of the Newmarket Board were made after consideration of all of the above-noted and other factors and in light of the Newmarket Board’s knowledge of the business, financial condition and prospects of Newmarket and Kirkland and were based upon the advice of Newmarket’s financial advisors and legal counsel. In addition, individual members of the Newmarket Board may have assigned different weights to different factors.

Newmarket Fairness Opinion

Pursuant to a letter agreement dated September 23, 2016, Newmarket retained GMP as financial advisor to Newmarket and the Newmarket Board in connection with the Arrangement. GMP, as part of its engagement, agreed to render a written opinion in accordance with its customary practice as to the fairness of the consideration to be paid by Newmarket under the Arrangement.

The following is only a summary of the Newmarket Fairness Opinion. The Newmarket Fairness Opinion has been prepared as of September 28, 2016 for the use of the Newmarket Board and for inclusion in this Circular. The Newmarket Fairness Opinion was permitted to be, and was, relied upon by the Newmarket Board in reaching its own conclusion to recommend the Newmarket Resolutions to Newmarket Shareholders. The following summary is qualified in its entirety by the full text of the Newmarket Fairness Opinion. A copy of the Newmarket Fairness Opinion is attached hereto as APPENDIX H and forms part of this Circular. Newmarket Shareholders are urged to read the full text of the Newmarket Fairness Opinion and should consider the same in its entirety. The Newmarket Fairness Opinion does not constitute a recommendation to any Newmarket Shareholder as to how such Newmarket Shareholder should vote in respect of the Newmarket Resolutions.

On September 28, 2016, GMP delivered to the Newmarket Board its oral opinion, later confirmed in writing, that, as of such date, and subject to the assumptions, limitations and qualifications set out in the Newmarket Fairness Opinion, that the Consideration to be paid by Newmarket to Kirkland Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to Newmarket.

GMP is a leading Canadian investment dealer whose business includes corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Newmarket Fairness Opinion is the opinion of GMP and the form and content of the Newmarket Fairness Opinion have been approved for release by a group of professionals of GMP, each of whom is experienced in mergers, acquisitions, divestitures and fairness opinion matters.

The Newmarket Fairness Opinion was provided for the use of the Newmarket Board in its evaluation of the Arrangement and may not be used or relied upon for any other purpose. The Newmarket Fairness Opinion is not to be construed as a valuation of Kirkland, Newmarket, or any of their assets, liabilities or securities or as a recommendation as to how any Newmarket Shareholders should vote with respect to the Arrangement. The Newmarket Fairness Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to Newmarket. The Newmarket Fairness Opinion may not be used by any other person or relied upon by any other person other than the Newmarket Board, and does not confer any rights or remedies upon any employee, creditor, shareholder or other equity holder of Newmarket or any other party.

The Newmarket Fairness Opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the Newmarket Fairness Opinion and the conditions, prospects, financial and otherwise, of Newmarket and Kirkland, as applicable, as they are reflected in the information and documents reviewed by GMP and as they were presented to GMP. Subsequent developments may affect the Newmarket Fairness Opinion. GMP has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Newmarket Fairness Opinion which may come or be brought to the attention of GMP after the date of the Newmarket Fairness Opinion.

Pursuant to the terms of its engagement with Newmarket, GMP is to be paid a fee for its services as financial advisor, including fees that are contingent on completion of the Arrangement or certain other events. Newmarket has also agreed to reimburse GMP for its reasonable out-of-pocket expenses and to indemnify GMP in certain circumstances.

The full text of the Newmarket Fairness Opinion which sets out, among other things, the assumptions made, information reviewed and matters considered by GMP in rendering the Newmarket Fairness Opinion, as well as the limitations and qualifications to which the opinion is subject, is attached as APPENDIX H to this Circular. Shareholders are urged to read the Newmarket Fairness Opinion in its entirety. The summary of the Newmarket Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of such opinion.

Neither GMP nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the applicable Canadian Securities Laws) of Newmarket or Kirkland or any of their respective associates or affiliates.

Description of the Arrangement

Subject to the conditions in the Arrangement Agreement being satisfied or waived, Kirkland will apply to the Court for the Final Order approving the Plan of Arrangement under the provisions of section 192 of the CBCA. In connection with the Arrangement, among other things, each Kirkland Shareholder (other than a Dissenting Kirkland Shareholder) will be entitled to receive Newmarket Shares as consideration for the Kirkland Shares held by such Kirkland Shareholder on the basis of 2.1053 Newmarket Shares on a pre-Consolidation basis (approximately one New Newmarket Share on a post-Consolidation basis) for each Kirkland Share held by such Kirkland Shareholder, all pursuant to the provisions of the Plan of Arrangement.

If approved, the Arrangement will become effective at the Effective Time (which is expected to be at 12:01 a.m. (Toronto time) on or about November 30, 2016, or such other date as may be agreed to in writing by Kirkland and Newmarket) and the following steps shall occur:

1.

Kirkland will file Articles of Arrangement giving effect to the Plan of Arrangement and, at the Effective Time, the following will be deemed to occur in the following sequence without any further authorization, act or formality except as otherwise expressly provided:

(a)

the Kirkland Shares held by Dissenting Kirkland Shareholders who have exercised Dissent Rights which remain valid immediately before the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Newmarket (free and clear of any liens, charges or encumbrances of any nature whatsoever) and Newmarket shall thereupon be obligated to pay the amount therefor determined and payable in accordance with Article 5 of the Plan of Arrangement and, as of the Effective Time, such Dissenting Kirkland Shareholders shall cease to have any rights as Kirkland Shareholders, other than the right to be paid the fair value of their Kirkland Shares by Newmarket in accordance with the Dissent Rights;

(b)	Subco and Kirkland shall be amalgamated under the CBCA and continue as one corporation, Amalco, on the terms prescribed in the Plan of Arrangement and:

(i)	Amalco will have the characteristics set forth in Section 3.1(b) of the Plan of Arrangement;

(ii)

the provisions of subsections 186(a), (b), (c), (d), (e) and (f) of the CBCA will apply to the Amalgamation with the result that: (A) the Amalgamation of Subco and Kirkland and their continuance as one corporation shall become effective; (B) the property of each of Subco and Kirkland shall continue to be the property of Amalco; (C) Amalco shall continue to be liable for the obligations of each of Subco and Kirkland; (D) any existing cause of action, claim or liability to prosecution shall be unaffected; (E) any civil, criminal or administrative action or proceeding pending by or against Subco or Kirkland may continue to be prosecuted by or against Amalco; and (F) any conviction against, or ruling, or order or judgment in favour of or against Subco or Kirkland may be enforced by or against Amalco;

(iii)

the Articles of Arrangement filed to give effect to the Arrangement shall be deemed to be the articles of amalgamation of Amalco and the Certificate of Arrangement issued in respect of such Articles of Arrangement by the Director under the CBCA shall be deemed to be the certificate of amalgamation of Amalco; and

(iv)	the by-laws of Amalco shall be the same as those of Subco, mutatis mutandis;

(c)	Pursuant to the Amalgamation:

(i)	each Kirkland Share (other than Kirkland Shares held by Newmarket) shall be cancelled in exchange for the Consideration;

(ii)	each Kirkland Share held by Newmarket and each Subco Share shall be converted into one Amalco Share;

(iii)

as consideration for the issuance of the Consideration by Newmarket in connection with the Amalgamation, Amalco shall issue to Newmarket one Amalco Share for each Newmarket Share issued pursuant to paragraph (i) above;

(iv)

the stated capital of the Amalco Shares will be equal to the total of (A) the aggregate paid-up capital (as such term is defined in the Tax Act) of the Kirkland Shares described in paragraph (i) above, (B) the aggregate paid-up capital (as such term is defined in the Tax Act) of the Kirkland Shares described in paragraph (ii) above, and (C) the aggregate paid-up capital (as such term is defined in the Tax Act) of the Subco Shares described in paragraph (ii) above;

(v)

there shall be added to the stated capital of the Newmarket Shares an amount equal to the paid-up capital (as such term is defined in the Tax Act) of the Kirkland Shares described in paragraph (i) above;

(d)

each Kirkland Option outstanding immediately prior to the Effective Time, whether vested or not, will be exchanged for a Replacement Option to acquire from Newmarket the number of Newmarket Shares equal to the product of (A) the number of Kirkland Shares subject to the Kirkland Option immediately before the Effective Time, and (B) 2.1053, provided that if the foregoing would result in the issuance of a fraction of a Newmarket Share on any particular exercise of Replacement Options, then the number of Newmarket Shares otherwise issued shall be rounded down to the nearest whole number of Newmarket Shares. The exercise price per Newmarket Share subject to any such Replacement Option shall be an amount equal to the quotient of (A) the exercise price per Kirkland Share under the exchanged Kirkland Option immediately prior to the Effective Time divided by (B) 2.1053 (provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent). Except as set out above, the terms of each Replacement Option shall be the same as the terms of the Kirkland Option exchanged therefor pursuant to the Kirkland Equity Compensation Plan and any agreement evidencing the grant thereof prior to the Effective Time. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange and that the exchange with respect to Kirkland Options held by U.S. Persons shall be effected in a manner consistent with Section 409A of the Code. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Kirkland Option would otherwise exceed the Kirkland Option In-The-Money Amount in respect of the Replacement Option, the number of Newmarket Shares which may be acquired on exercise of the Replacement Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Kirkland Option In-The-Money Amount in respect of the Kirkland Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged; and

(e)

each SAS Option outstanding immediately prior to the Effective Time, whether vested or not, will be exchanged for a Replacement SAS Option to acquire from Newmarket the number of Newmarket Shares equal to the product of (A) the number of Kirkland Shares subject to the SAS Option immediately before the Effective Time, and (B) 2.1053, provided that if the foregoing would result in the issuance of a fraction of a Newmarket Share on any particular exercise of Replacement SAS Options, then the number of Newmarket Shares otherwise issued shall be rounded down to the nearest whole number of Newmarket Shares. The exercise price per Newmarket Share subject to any such Replacement SAS Option shall be an amount equal to the quotient of (A) the exercise price per Kirkland Share under the exchanged SAS Option immediately prior to the Effective Time divided by (B) 2.1053 (provided that the aggregate exercise price payable on any particular exercise of Replacement SAS Options shall be rounded up to the nearest whole cent). Except as set out above, the terms of each Replacement SAS Option shall be the same as the terms of the SAS Option exchanged therefor pursuant to the SAS Option Plan and any agreement evidencing the grant thereof prior to the Effective Time. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange and that the exchange with respect to the SAS Options held by U.S. Persons shall be effected in a manner consistent with Section 409A of the Code. Therefore, in the event that the Replacement SAS Option In-The-Money Amount in respect of a SAS Option would otherwise exceed the SAS Option In-The-Money Amount in respect of the Replacement SAS Option, the number of Newmarket Shares which may be acquired on exercise of the Replacement SAS Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement SAS Option In-The-Money Amount in respect of the Replacement SAS Option does not exceed the SAS Option In-The-Money Amount in respect of the SAS Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged.

2.	Newmarket will file Articles of Amendment giving effect to (a) the Consolidation (including the Consideration issued to former Kirkland Shareholders) and (b) the Name Change.

3.

With effect as of the Effective Time, the size of the Newmarket Board will be increased from six to nine directors and a new board will be elected which will be comprised of two current directors of Newmarket and seven nominees of Kirkland.

4.

With effect as of the Effective Time, each of the officers of Newmarket, other than Darren Hall, shall resign and certain officers of Kirkland will be appointed as officers of Newmarket. Anthony Makuch shall be appointed as President and Chief Executive Officer, Perry Ing shall be appointed as Chief Financial Officer, Keyvan Salehi shall be appointed as Vice President, Corporate Development and Technical Services, Jennifer Wagner shall be appointed as Corporate Legal Counsel and Corporate Secretary and Darren Hall shall remain with Newmarket and be appointed as President, Australian Operations.

5.

All unvested Newmarket Options will automatically vest on the Effective Date and any Newmarket Options held by (a) any director, officer or employee of Newmarket that will not continue as a director, officer or employee of Newmarket following the Effective Date will be exercisable until the earlier of 12 months from the Effective Date and their original expiry date and (b) any director, officer or employee of Newmarket that will continue as a director, officer or employee of Newmarket following the Effective Date will be exercisable until the expiry date of such Newmarket Options.

6.

In addition, all unvested Newmarket PSUs will automatically vest as of the Effective Date and entitle the holders thereof (except for U.S. Persons) to defer receipt of the Newmarket Shares underlying the Newmarket PSUs for up to one year from the Effective Date. With respect to holders of Newmarket PSUs who are U.S. Persons, the Newmarket Shares underlying such vested awards shall be issued as soon as practicable following the Effective Date, but in no event later than March 15, 2017.

In connection with the Arrangement, Newmarket will assume the obligations of Kirkland to each holder of Kirkland DSUs, Kirkland PSUs and Kirkland RSUs that continues to be an officer, employee or non-executive director of the Combined Company and Newmarket will enter into an assumption agreement and consent with such holders. In accordance with the Kirkland Equity Compensation Plan, the entitlements of holders of Kirkland DSUs, Kirkland PSUs and Kirkland RSUs will be adjusted to account for the Arrangement and the Consolidation.

In connection with the Arrangement, subject to TSX approval, the Kirkland Debentures will continue to be listed on the TSX. Each Kirkland Debenture will continue to be governed by and be subject to the terms of the Kirkland Indenture. Following the Effective Time, Newmarket will issue Newmarket Shares to a holder of Kirkland Debentures upon the conversion of any Kirkland Debentures to settle such conversion and, in connection therewith, Newmarket and Kirkland intend to enter into the Supplemental Indenture as soon as practicable following the Effective Date.

Additionally, following the Effective Time, a change of control offer will be made for the Kirkland Debentures in accordance with the Kirkland Indenture. During the 30 day period following the Effective Date, holders of Kirkland Debentures will receive a Debenture Change of Control Notice, stating that a change of control has occurred along with an offer, at the option of the holder of the Kirkland Debentures, to either (i) purchase the Kirkland Debentures at 100% of the principal amount plus accrued and unpaid interest or (ii) convert the Kirkland Debentures in accordance with the Change of Control Conversion Price (as defined in the Kirkland Indenture) on the date that is 30 business days following delivery of the Debenture Change of Control Notice.

It is currently the intention of the Parties that the Consolidation of the Newmarket Shares will be completed on the Effective Date, as soon as practicable after the completion of the Arrangement, and the Consolidation will affect the currently outstanding Newmarket Shares and the Newmarket Shares to be issued to Kirkland Shareholders under the Arrangement such that Kirkland Shareholders will effectively receive approximately one New Newmarket Share on a post-Consolidation basis for each Kirkland Share held, provided that each such Kirkland Shareholder has submitted their Letter of Transmittal and certificate(s) or DRS Advice(s) representing Kirkland Shares and all other required documents are properly completed and received by the Depositary. Existing Newmarket Shareholders will receive 0.475 of a new Newmarket Share on a post-Consolidation basis for each pre-Consolidation Newmarket Share held. The Consolidation will be deemed effective immediately upon the filing of Articles of Amendment, but the New Newmarket Shares will not be posted for trading on a post-Consolidation basis until approximately two to three business days after the Effective Date.

Should Newmarket Shareholders fail to approve the Share Issuance Resolution by the requisite majority, the Arrangement will not be completed. Approval of the Name Change Resolution, the Consolidation Resolution, the Newmarket Board Resolution and the election of each of the Board Nominees by the Newmarket Shareholders is a condition precedent to completion of the Arrangement in favour of Kirkland. Should Newmarket Shareholders fail to approve these resolutions by the requisite majority, the Arrangement will not be completed, unless such condition precedent is waived by Kirkland.

The foregoing description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement which is attached as Appendix D to this Circular.

Pursuant to the Arrangement, Newmarket will issue approximately 247,379,251 Newmarket Shares on a pre-Consolidation basis (117,505,144 New Newmarket Shares on a post-Consolidation basis) as consideration for the Kirkland Shares which is equal to approximately 138.67% of the Newmarket Shares issued and outstanding based on an aggregate of 117,503,088 Kirkland Shares issued outstanding as of the date hereof.

In connection with the Arrangement, Newmarket will also reserve (i) 6,167,446 Newmarket Shares on a pre-Consolidation basis (2,929,537 New Newmarket Shares on a post-Consolidation basis) for issuance upon the exercise of the Replacement Securities based on an aggregate of 1,640,375 Kirkland Options and 1,289,111 SAS Options outstanding as of the date hereof; and (ii) 17,529,565 Newmarket Shares on a pre-Consolidation basis (8,326,543 New Newmarket Shares on a post-Consolidation basis) for issuance upon the conversion of the Kirkland Debentures based on 3,793,552 and 4,532,846 Kirkland Shares being issuable in exchange for the issued and outstanding 6% Debentures and 7.5% Debentures, respectively, on the date hereof.

In addition, Newmarket Shares may be issuable upon the vesting of the outstanding Kirkland PSUs and Kirkland RSUs. In accordance with the Kirkland Equity Compensation Plan, payments, if any, upon vesting of such Kirkland PSUs or Kirkland RSUs may be made in cash or Kirkland Shares at the option of Kirkland and the amount thereof is not currently determinable. In connection with the Arrangement, Newmarket will also reserve a maximum of (i) 306,855 Newmarket Shares on a pre-Consolidation basis (145,756 New Newmarket Shares on a post-Consolidation basis) for issuance upon the vesting of Kirkland RSUs based on an aggregate of 145,754 Kirkland RSUs outstanding as of the date hereof; and (ii) 529,499 Newmarket Shares on a pre-Consolidation basis (251,512 New Newmarket Shares on a post-Consolidation basis) for issuance upon the vesting of Kirkland PSUs based on an aggregate of 125,754 Kirkland PSUs outstanding as of the date hereof and assuming the maximum pay-out factor under the terms of the Kirkland PSUs.

The maximum aggregate Newmarket Shares issuable pursuant to or as a result of the Arrangement for Kirkland Shares and assuming the exercise and conversion of all of the issued and outstanding Replacement Securities, Kirkland Debentures, Kirkland RSUs and Kirkland DSUs is approximately 271,912,619 on a pre-Consolidation basis (129,158,494 New Newmarket Shares on a post-Consolidation basis), which is equal to approximately 152.42% of the Newmarket Shares issued and outstanding. Following completion of the Arrangement, existing Kirkland Shareholders and existing Newmarket Shareholders will own approximately 57% and 43% of the Combined Company, respectively, on a fully-diluted in-the-money basis.

Newmarket will assume the obligations of Kirkland under the Kirkland Equity Compensation Plan, a copy of which is available on Kirkland’s SEDAR profile at www.sedar.com.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

•	the Kirkland Shareholder Approval must be obtained in the manner set forth in the Interim Order;

•	the Newmarket Shareholder Approval must be obtained or, with the exception of approval of the Share Issuance Resolution, waived, as applicable;

•	the Court must grant the Final Order approving the Arrangement;

•

all other conditions precedent to the Arrangement further described in the Arrangement Agreement, including receipt of necessary regulatory approvals, must be satisfied or waived by the appropriate Party;

•	the Articles of Arrangement in the form prescribed by the CBCA must be filed with the Director; and

•	the Articles of Amendment in the form prescribed by the OBCA must be filed with the Director.

Completion of the Arrangement

Although Kirkland and Newmarket’s objective is to have the Effective Date occur as soon as possible after the Kirkland Meeting and the Newmarket Meeting, the Effective Date could be delayed for a number of reasons, including, but not limited to, an objection before the Court at the hearing of the application for the Final Order or any delay in obtaining any required regulatory approvals or clearances. Kirkland or Newmarket may determine not to complete the Arrangement without prior notice to, or action on the part of, Kirkland Shareholders or Newmarket Shareholders. See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

Voting Agreements

On September 29, 2016, in connection with the Arrangement (i) each of the Kirkland Locked-Up Shareholders entered into a Newmarket Voting Agreement with Newmarket and (ii) each of the Newmarket Locked-Up Shareholders entered into a Kirkland Voting Agreement with Kirkland.

As of the date of the Arrangement Agreement, the Kirkland Locked-Up Shareholders, collectively, beneficially owned, or exercised control or direction over, an aggregate of 7,948,719 Kirkland Shares and 1,170,536 Kirkland Options and SAS Options, representing approximately 6.77% of the outstanding Kirkland Shares on a non-diluted basis and approximately 7.69% of the outstanding Kirkland Shares assuming the exercise of their Kirkland Options and SAS Options.

As of the date of the Arrangement Agreement, the Newmarket Locked-Up Shareholders, collectively, beneficially owned, or exercised control or direction over, an aggregate of 35,609,347 Newmarket Shares and 8,292,808 Newmarket Options, representing approximately 20.0% of the outstanding Newmarket Shares on a non-diluted basis and approximately 23.57% of the outstanding Newmarket Shares assuming the exercise of their Newmarket Options.

Pursuant to the terms of the Voting Agreements, each of the Locked-Up Shareholders has severally agreed, subject to the terms and conditions of the Voting Agreements, among other things, to vote all of the Kirkland Shares or Newmarket Shares, as applicable, currently legally or beneficially owned, controlled or directed, directly or indirectly, by such Locked-Up Shareholder (the “Subject Shares”) FOR the Arrangement Resolution or the Newmarket Resolutions and the Board Delegation Resolution, as applicable. For greater certainty, the term Subject Shares includes all of the Kirkland Shares or Newmarket Shares, as applicable, that may become, directly or indirectly, controlled or directed by, the Locked-Up Shareholder after the date of the Voting Agreements and prior to the Effective Time. The following is a summary of the principal terms of the Voting Agreements.

Except as otherwise noted in the Voting Agreements, each Locked-Up Shareholder has covenanted and agreed that it will:

•	at any meeting of securityholders of Kirkland or Newmarket, as applicable, called to vote upon the Arrangement or the transactions contemplated thereby, cause the applicable Subject Shares to be counted as present for the purpose of establishing quorum and will vote (or cause to be voted) all the Subject Shares:

•	in favour of the approval of the Arrangement and any actions required in furtherance of the actions contemplated thereby; and

•	against any proposed action by any other party, the result of which could impede, interfere with or delay completion of the Arrangement;

•

not, directly or indirectly: (i) solicit proxies or become a participant in a solicitation in opposition to, or competition with the Arrangement; (ii) assist any person, entity or group in taking or planning any action that would compete with, restrain or otherwise serve to impede, interfere with or delay completion of the Arrangement; or (iii) act jointly or in concert with others for the purpose of opposing or competing with the Arrangement;

•

not to option, transfer, sell, gift, pledge, hypothecate, encumber or otherwise dispose of or grant a proxy or other right to vote over, any of the Subject Shares or enter into any agreement, arrangement or understanding in connection therewith without prior written consent.

Except as otherwise noted in the Voting Agreements, each Voting Agreement will be terminated and be of no further force or effect upon the earliest of:

•	the date, if any, upon which the Arrangement Agreement is amended in any manner to provide for less Consideration;

•	the date, if any, of termination of the Arrangement Agreement in accordance with its terms;

•	January 31, 2017; or

•	the Effective Date.

The forms of Voting Agreements have been publicly filed under Kirkland and Newmarket’s profiles on SEDAR at www.sedar.com.

Required Approvals

Court Approval

The Arrangement requires approval by the Court under Section 192 of the CBCA. Prior to the mailing of this Circular, Kirkland obtained the Interim Order providing for the calling and holding of the Kirkland Meeting and other procedural matters. A copy of the Interim Order is attached as Appendix I to this Circular. A copy of the Notice of Application in connection with the Final Order is attached as Appendix J to this Circular.

Subject to the approval of the Arrangement Resolution by Kirkland Shareholders at the Kirkland Meeting and the approval of the Newmarket Resolutions by Newmarket Shareholders at the Newmarket Meeting, the hearing in respect of the Final Order is expected to take place on or about November 29, 2016 at the Courthouse at 330 University Avenue, Toronto, Ontario, or as soon thereafter as is reasonably practicable.

Any Kirkland Shareholder, Kirkland Optionholder or other person who wishes to participate, to appear, to be represented, and/or to present evidence or arguments at the hearing, must serve and file a Notice of Appearance as set out in the Interim Order attached as Appendix I to this Circular or as the Court may direct in the future. The Court will consider, among other things, the substantive and procedural fairness and reasonableness of the Arrangement and the rights of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Court has further been advised that the Court’s approval of the Arrangement (including the fairness and reasonableness thereof) will form a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Newmarket Shares to be received by Kirkland Shareholders as consideration for their Kirkland Shares pursuant to the Arrangement and with respect to the Replacement Securities to be received by Kirkland Optionholders in exchange for their Kirkland Options and SAS Options, as applicable, pursuant to the Arrangement. If the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served a Notice of Appearance in compliance with the Interim Order will be given notice of the new date.

Kirkland Shareholder Approval

The Arrangement Resolution must be approved, with or without variation, by the affirmative vote of (i) at least two-thirds of the votes cast on the Arrangement Resolution by Kirkland Shareholders, present in person or represented by proxy and entitled to vote at the Kirkland Meeting and (ii) a simple majority of the votes cast on the Arrangement Resolution by Kirkland Shareholders, present in person or represented by proxy and entitled to vote at the Kirkland Meeting, excluding the votes cast in respect of Kirkland Shares held by any interested party (as defined in MI 61-101), any related party (as defined in MI 61-101) of such interested party or any joint actor (as defined in MI 61-101) of such interested party or related party. See “The Arrangement – Regulatory Matters – Canadian Securities Law Matters – Multilateral Instrument 61-101”. Should Kirkland Shareholders fail to approve the Arrangement Resolution by the requisite majority, the Arrangement will not be completed.

Newmarket Shareholder Approval

The Share Issuance Resolution, the Newmarket Board Resolution and the election of each of the Board Nominees must be approved by the affirmative vote of a majority of the votes cast by Newmarket Shareholders, present in person or represented by proxy and entitled to vote at the Newmarket Meeting and each of the Articles of Amendment Resolutions and the Board Delegation Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast by Newmarket Shareholders, present in person or represented by proxy and entitled to vote at the Newmarket Meeting. Should Newmarket Shareholders fail to approve the Share Issuance Resolution by the requisite majority, the Arrangement will not be completed. Approval of the Name Change Resolution, the Consolidation Resolution, the Newmarket Board Resolution and the election of each of the Board Nominees by the Newmarket Shareholders is a condition precedent to completion of the Arrangement in favour of Kirkland. Pursuant to Section 611(c) of the TSX Company Manual, because the Consideration in respect of the Kirkland Shares exceeds 25% of the issued and outstanding Newmarket Shares, approval of the Share Issuance Resolution by the Newmarket Shareholders is a condition to receiving TSX approval of the Arrangement. Should Newmarket Shareholders fail to approve these resolutions by the requisite majority, the Arrangement will not be completed, unless such condition precedent is waived by Kirkland.

Right to Dissent

Under the Interim Order, Registered Kirkland Shareholders are entitled to Dissent Rights provided that they follow the procedures specified in the CBCA, as modified by Article 5 of the Plan of Arrangement and the Interim Order. See “Rights of Dissenting Kirkland Shareholders”.

Newmarket Shareholders are not entitled to Dissent Rights in respect of the Arrangement. Under the OBCA, Newmarket Shareholders do not have dissent rights with respect to the Consolidation.

Stock Exchange Approval

See “Regulatory Matters – Stock Exchange Approval”.

Effects of the Arrangement

The purpose of the Arrangement is to combine the respective businesses of Kirkland and Newmarket. The Arrangement is to be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. If the Arrangement Resolution and the Share Issuance Resolution are passed, the Arrangement is approved by the Court and all of the other conditions to closing of the Arrangement are satisfied or waived, following the Amalgamation of Kirkland with Subco, the businesses of Kirkland and Newmarket will be combined and Kirkland Shareholders (other than Dissenting Kirkland Shareholders) will receive 2.1053 Newmarket Shares on a pre-Consolidation basis (approximately one New Newmarket Share on a post-Consolidation basis) as consideration for each Kirkland Share held. On completion of the Arrangement, existing Kirkland Shareholders and Newmarket Shareholders owning approximately 57% and 43% of the Combined Company, respectively, on a fully-diluted in-the-money basis.

Corporate Structure

Pursuant to the Plan of Arrangement, Kirkland will be amalgamated with Subco to form Amalco, which will continue as a wholly-owned subsidiary of Newmarket and Kirkland Shareholders (other than Dissenting Kirkland Shareholders) will receive Newmarket Shares as consideration for their Kirkland Shares. Since Newmarket is an Ontario corporation, the rights of Newmarket Shareholders are governed by the applicable Law of the province of Ontario, including the OBCA, and by Newmarket’s articles and by-laws. The rights of Kirkland Shareholders are currently governed by the CBCA and by Kirkland’s articles and by-laws. Although the rights and privileges of shareholders under the OBCA are in many instances comparable to those under the CBCA, there are several differences. See APPENDIX L to this Circular for a comparison of certain of these rights. This summary is not intended to be exhaustive and Kirkland Shareholders should consult their legal advisors regarding all of the implications of the effects of the Arrangement on such Kirkland Shareholders’ rights.

Kirkland Shareholders

Pursuant to the Arrangement, in connection with the acquisition of Kirkland by Newmarket, each Kirkland Shareholder (other than any Dissenting Kirkland Shareholder) immediately prior to the Effective Time will receive 2.1053 Newmarket Shares on a pre-Consolidation basis (approximately one New Newmarket Share on a post-Consolidation basis) as consideration for each Kirkland Share held.

Kirkland Optionholders

Under the Arrangement, each outstanding Kirkland Option will, without any further action on the part of any holder of Kirkland Options, be exchanged for a Replacement Option to acquire, on the same terms and conditions as were applicable under such Kirkland Option immediately prior to the Effective Time, such number of Newmarket Shares equal to the product of: (A) the number of Kirkland Shares subject to the Kirkland Option immediately before the Effective Time; and (B) 2.1053 provided that if the foregoing would result in the issuance of a fraction of a Newmarket Share on any particular exercise of the Replacement Option, then the number of Newmarket Shares otherwise issued will be rounded down to the nearest whole number of Newmarket Shares. The exercise price per Newmarket Share subject to the Replacement Option will be an amount equal to the quotient of: (A) the exercise price per Kirkland Share subject to such Kirkland Option immediately prior to the Effective Time; and (B) 2.1053 (provided that the aggregate exercise price payable on any particular exercise of the Kirkland Options will be rounded up to the nearest whole cent). It is intended that Subsection 7(1.4) of the Tax Act apply to such exchange of options and that the exchange with respect to Kirkland Options held by U.S. Persons shall be effected in a manner consistent with Section 409A of the Code. Accordingly, and notwithstanding the foregoing, in the event that the Replacement Option In-The-Money Amount in respect of a Kirkland Option would otherwise exceed the Kirkland Option In-The-Money Amount in respect of the Replacement Option, the number of Newmarket Shares which may be acquired on exercise of the Replacement Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Kirkland Option In-The-Money Amount in respect of the Kirkland Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged.

Under the Arrangement, each outstanding SAS Option will, without any further action on the part of any holder of SAS Options, be exchanged for a Replacement SAS Option to acquire, on the same terms and conditions as were applicable under such SAS Option immediately prior to the Effective Time, such number of Newmarket Shares equal to the product of: (A) the number of Kirkland Shares subject to the SAS Option immediately before the Effective Time; and (B) 2.1053 provided that if the foregoing would result in the issuance of a fraction of a Newmarket Share on any particular exercise of the Replacement SAS Option, then the number of Newmarket Shares otherwise issued will be rounded down to the nearest whole number of Newmarket Shares. The exercise price per Newmarket Share subject to the Replacement SAS Option will be an amount equal to the quotient of: (A) the exercise price per Kirkland Share subject to such SAS Option immediately prior to the Effective Time; and (B) 2.1053 (provided that the aggregate exercise price payable on any particular exercise of the SAS Options will be rounded up to the nearest whole cent). It is intended that Subsection 7(1.4) of the Tax Act apply to such exchange of options. Accordingly, and notwithstanding the foregoing, in the event that the Replacement SAS Option In-The-Money Amount in respect of a SAS Option would otherwise exceed the SAS Option In-The-Money Amount in respect of the Replacement SAS Option, the number of Newmarket Shares which may be acquired on exercise of the Replacement SAS Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement SAS Option In-The-Money Amount in respect of the Replacement SAS Option does not exceed the SAS Option In-The-Money Amount in respect of the SAS Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged.

If the Consolidation Resolution is approved by the Newmarket Shareholders, Kirkland Options and SAS Options will be exercisable for one New Newmarket Share on a post-Consolidation basis. Approval of the Consolidation Resolution by the Newmarket Shareholders is a condition precedent to completion of the Arrangement in favour of Kirkland. However, if Kirkland waives the condition precedent requiring approval of the Consolidation Resolution, Kirkland Options and SAS Options will be exercisable into that number of Newmarket Shares as adjusted by the Exchange Ratio as described above.

Kirkland Debentures

Each Kirkland Debenture will continue to be governed by and be subject to the terms of the Indenture. Following the Effective Time, Newmarket will issue Newmarket Shares upon the conversion of any Kirkland Debentures to settle such conversion, and, in connection therewith, Newmarket and Kirkland intend to enter into the Supplemental Indenture as soon as practicable following the Effective Date.

After the Effective Time, in accordance with the terms of the Kirkland Indenture and the Supplemental Indenture, each holder of Kirkland Debentures will be entitled to receive (and such holder will accept) upon the conversion, in lieu of Kirkland Shares to which such holder of Kirkland Debentures was entitled upon such conversion and for the same aggregate consideration payable therefor, the number of Newmarket Shares which the holder of Kirkland Debentures would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder of Kirkland Debentures had been the Registered Kirkland Shareholder of the number of Kirkland Shares to which such holder of Kirkland Debentures would have been entitled if such holder had converted their Kirkland Debenture immediately prior to the Effective Time.

Subject to TSX approval, the Kirkland Debentures will continue to be listed on the TSX. In connection with the continued listing of the Kirkland Debentures, it is anticipated that Amalco will continue to be a reporting issuer under the securities laws of each of the provinces of Canada in which it is a reporting issuer. If necessary, Kirkland and Newmarket will apply to certain provincial securities authorities in Canada for an order, effective after the completion of the Arrangement, relieving Amalco from compliance with certain continuous disclosure, certification and insider reporting requirements of applicable securities laws of each of the provinces of Canada in which it is a reporting issuer, and such relief, if granted, will be subject to certain conditions. See “Regulatory Approvals – Other Regulatory Approvals”.

Newmarket Shares issuable upon conversion of any Kirkland Debentures after the Effective Time have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and will only be issued if an exemption or exclusion is available from the U.S. federal and state registration requirements. Newmarket Shares resulting from the conversion of Kirkland Debentures that are outstanding as “restricted securities” (within the meaning assigned to that term in Rule 144(a)(3) under the U.S. Securities Act) will be issued as “restricted securities”.

Additionally, following the Effective Time, a change of control offer will be made for the Kirkland Debentures in accordance with the Kirkland Indenture. During the 30 day period following the Effective Date, holders of Kirkland Debentures will receive notice (the “Debenture Change of Control Notice”) stating that a change of control has occurred along with an offer, at the option of the holder of the Kirkland Debentures, to either (i) purchase the Kirkland Debentures at 100% of the principal amount plus accrued and unpaid interest or (ii) convert the Kirkland Debentures in accordance with the Change of Control Conversion Price (as defined in the Kirkland Indenture) on the date that is 30 business days following delivery of the Debenture Change of Control Notice.

Kirkland DSUs, Kirkland PSUs and Kirkland RSUs

In accordance with the provisions of the Kirkland Equity Compensation Plan, Newmarket will assume the obligations of Kirkland to each holder of Kirkland DSUs, Kirkland PSUs and Kirkland RSUs that continues to be an officer, employee or non-executive director of the Combined Company and Newmarket will enter into an assumption agreement and consent with such holders.

If the Arrangement and the Consolidation are approved, in accordance with the provisions of the Kirkland Equity Compensation Plan:

•	holders of Kirkland DSUs will be entitled to receive from Newmarket a cash payment equal to the market value of a New Newmarket Share;

•	holders of Kirkland PSUs will be entitled to receive from Newmarket either (i) a cash payment; (ii) New Newmarket Shares; or (iii) some combination thereof and the payout factor in the holder’s performance share unit award agreement will be adjusted accordingly; and

•	holders of Kirkland RSUs will be entitled to receive from Newmarket either (i) a cash payment; (ii) New Newmarket Shares; (iii) some combination thereof; or (iv) in any other form as determined by the Combined Company’s compensation committee.

Approval of the Consolidation Resolution by the Newmarket Shareholders is a condition precedent to completion of the Arrangement in favour of Kirkland. However, if Kirkland waives the condition precedent requiring approval of the Consolidation Resolution, in accordance with the provisions of the Kirkland Equity Compensation Plan:

•	holders of Kirkland DSUs will be entitled to receive from Newmarket a cash payment equal to the market value of a Newmarket Share;

•

holders of Kirkland PSUs will be entitled to receive from Newmarket either (i) a cash payment; (ii) Newmarket Shares; or (iii) some combination thereof and the payout factor in the holder’s performance share unit award agreement will be adjusted accordingly; and

•

holders of Kirkland RSUs will be entitled to receive from Newmarket either (i) a cash payment; (ii) Newmarket Shares; (iii) some combination thereof; or (iv) in any other form as determined by the Combined Company’s compensation committee.

Dawn Whittaker and Barry Cooper, current directors of Kirkland who are resigning upon closing of the Arrangement, each hold 10,089 Kirkland DSUs and as a result, in accordance with the terms of the Kirkland Equity Compensation Plan, will each receive an aggregate cash payment equal to the market value of one Kirkland Share for each Kirkland DSU held on the Effective Date.

Directors and Officers

With effect as of the Effective Time, the size of the Newmarket Board will be reconstituted such that it will consist of nine directors, two of whom will be current Newmarket directors and seven of whom will be nominated by Kirkland. It is anticipated that Maryse Bélanger and Raymond Threlkeld will remain on the Newmarket Board and that each of Anthony Makuch, Jon Gill, Arnold Klassen, Pamela Klessig, Barry Olson, Jeffrey Parr and Eric Sprott will be appointed to the Newmarket Board. Eric Sprott will be the Chairman of the Board of the Combined Company.

Anthony Makuch, the President and Chief Executive Officer of Kirkland, will be appointed as President and Chief Executive Officer of the Combined Company and Perry Ing, the Chief Financial Officer of Kirkland, will be appointed as Chief Financial Officer of the Combined Company. In addition certain officers will be appointed to the Combined Company, including:

•	Keyvan Salehi, the Vice President, Corporate Development and Technical Services of Kirkland, will be appointed as Vice President, Corporate Development and Technical Services of the Combined Company;

•	Jennifer Wagner, the Corporate Legal Counsel and Corporate Secretary of Kirkland, will be appointed as Corporate Legal Counsel and Corporate Secretary of the Combined Company;

•	Doug Cater, the Vice President, Exploration of Kirkland, will be appointed as Vice President, Exploration of the Combined Company;

•	Pierre Rocque, the Vice President, Mine Engineering of Kirkland, will be appointed as Vice President, Mine Engineering of the Combined Company;

•	Meri Verli, the Senior Vice President, Finance and Treasurer of Kirkland, will be appointed as Senior Vice President, Finance and Treasurer of the Combined Company; ; and

•	Darren Hall, Chief Operating Officer of Newmarket, will be appointed as President, Australian Operations of the Combined Company.

Procedure for Exchange of Kirkland Shares

Letter of Transmittal

At the time of sending this Circular to each Kirkland Shareholder, Kirkland is also sending the Letter of Transmittal to each Registered Kirkland Shareholder. The Letter of Transmittal is only for use by Registered Kirkland Shareholders and is not to be used by Beneficial Kirkland Shareholders.

TSX Trust Company is acting as the depositary in connection with the Arrangement. In order to receive the Consideration that such Registered Kirkland Shareholder is entitled to receive pursuant to the Arrangement, he or she must deposit the certificate(s) or DRS Advice(s) representing his or her Kirkland Shares with the Depositary along with a properly completed and duly executed Letter of Transmittal and the other relevant documents required by the instructions set out therein. It is recommended that Kirkland Shareholders complete, sign and return the Letter of Transmittal with accompanying certificate(s) or DRS Advice(s) representing their Kirkland Shares to the Depositary as soon as possible.

The exchange of Kirkland Shares for the Consideration in respect of Beneficial Kirkland Shareholders is expected to be made with the Beneficial Kirkland Shareholders’ Intermediary account through the procedures in place for such purposes between CDS (or Cede & Co., in the case of some U.S. Shareholders) and such Intermediary. Beneficial Kirkland Shareholders should contact their Intermediary if they have any questions regarding this process and to arrange for their Intermediary to complete the necessary steps to ensure that they receive the Consideration in respect of their Kirkland Shares as soon as possible following completion of the Arrangement.

Whether or not Kirkland Shareholders forward the certificate(s) or DRS Advice(s) representing their Kirkland Shares to the Depositary, upon completion of the Arrangement on the Effective Date, Kirkland Shareholders will cease to be Kirkland Shareholders and will only be entitled to receive the Consideration to which they are entitled under the Arrangement or, in the case of Kirkland Shareholders who properly exercise Dissent Rights, the right to receive fair value for their Kirkland Shares in accordance with the dissent procedures. See “Rights of Dissenting Kirkland Shareholders”.

The instructions for exchanging Kirkland Shares and depositing such certificate(s) or DRS Advice(s) representing such Kirkland Shares with the Depositary are set out in the Letter of Transmittal. Kirkland Shareholders can request additional copies of the Letter of Transmittal by contacting the Depositary. The Letter of Transmittal is also available under Kirkland’s profile on SEDAR at www.sedar.com.

Exchange Procedure

Prior to the Effective Time, Newmarket will deliver or arrange to be delivered to the Depositary the Newmarket Shares representing the Consideration required to be issued to the Kirkland Shareholders in accordance with the Plan of Arrangement, which Newmarket Shares will be held by the Depositary as agent and nominee for such former Kirkland Shareholders for distribution to such former Kirkland Shareholders in accordance with the provisions of the Plan of Arrangement. The Depositary will be responsible for delivering certificates representing Newmarket Shares to which former Kirkland Shareholders are entitled under the Arrangement, which for greater certainty, shall automatically be issued on a post-Consolidation basis if the Consolidation Resolution is approved.

Registered Kirkland Shareholders are requested to tender to the Depositary any certificates or DRS Advices representing Kirkland Shares along with the duly completed Letter of Transmittal as soon as possible. As soon as practicable following the Effective Date, the Depositary will forward to each Registered Kirkland Shareholder that submitted an effective Letter of Transmittal to the Depositary, together with the certificate(s) or DRS Advice(s) representing the Kirkland Shares held by such Kirkland Shareholder immediately prior to the Effective Date, the certificate(s) representing the Newmarket Shares (or New Newmarket Shares if the Consolidation is completed) to which the Registered Kirkland Shareholder is entitled under the Arrangement. Certificates representing the Newmarket Shares (or New Newmarket Shares if the Consolidation is completed) will be registered in such name or names as directed in the Letter of Transmittal and will be either (i) sent to the address or addresses as such Kirkland Shareholder directed in their Letter of Transmittal or (ii) made available for pick up at the office of the Depositary in accordance with the instructions of the former Kirkland Shareholder in the Letter of Transmittal. Registered Kirkland Shareholders will not actually receive their Consideration until the Arrangement is completed and they have returned their properly completed documents, including the Letter of Transmittal and certificate or DRS Advice representing their Kirkland Shares, if applicable, to the Depositary.

A Registered Kirkland Shareholder that does not submit an effective Letter of Transmittal prior to the Effective Date may take delivery of the certificate(s) representing the Newmarket Shares (or New Newmarket Shares if the Consolidation is completed) to which such Kirkland Shareholder is entitled pursuant to the Arrangement, by delivering the certificate(s) or DRS Advice(s) representing Kirkland Shares formerly held by it to the Depositary at the office indicated in the Letter of Transmittal at any time prior to the sixth anniversary of the Effective Date. Such certificate(s) or DRS Advice(s) representing Kirkland Shares must be accompanied by a duly completed Letter of Transmittal, together with such other documents as the Depositary may require. Certificates representing the Newmarket Shares (or New Newmarket Shares if the Consolidation is completed) will be registered in such name or names as directed in the Letter of Transmittal and will be either (i) sent to the address or addresses as such Kirkland Shareholder directed in their Letter of Transmittal or (ii) made available for pick up at the office of the Depositary in accordance with the instructions of the former Kirkland Shareholder in the Letter of Transmittal, as soon as practicable after receipt by the Depositary of the required certificates or DRS Advices and documents.

Except as otherwise provided in the instructions to the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) or DRS Advice(s) representing Kirkland Shares deposited therewith, the certificate(s) or DRS Advice(s) representing their Kirkland Shares must be endorsed or be accompanied by an appropriate securities transfer power of attorney, duly and properly completed and duly executed by the registered holder, with the signature on the endorsement panel, or securities transfer power of attorney guaranteed by an Eligible Institution.

All deposits of Kirkland Shares made under a Letter of Transmittal are irrevocable. In the event the Arrangement is not consummated, the Depositary will promptly return any certificates or DRS Advices representing Kirkland Shares that have been deposited. Any exchange or transfer of Kirkland Shares pursuant to the Plan of Arrangement will be free and clear of any liens or other claims of third parties of any kind.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Kirkland Shares deposited pursuant to the Arrangement will be determined by Kirkland or Newmarket in their sole discretion. Depositing Kirkland Shareholders agree that such determination shall be final and binding. Kirkland and Newmarket reserve the absolute right to reject any and all deposits which Kirkland or Newmarket determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction. Kirkland and Newmarket reserve the absolute right to waive any defect or irregularity in the deposit of any Kirkland Shares. There shall be no duty or obligation on Kirkland, Newmarket, the Depositary or any other person to give notice of any defect or irregularity in any deposit of Kirkland Shares and no liability shall be incurred by any of them for failure to give such notice.

The method of delivery of certificates or DRS Advices representing Kirkland Shares and all other required documents to the Depositary is at the option and risk of the person depositing the same. Kirkland recommends that such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail with return receipt requested be used and that appropriate insurance be obtained. If you are a Beneficial Kirkland Shareholders, you should carefully follow the instructions from the Intermediary that holds Kirkland Shares on your behalf in order to receive the Consideration for your Kirkland Shares.

Treatment of Fractional Shares

In no event shall any Kirkland Shareholder be entitled to a fractional Newmarket Share. Where the aggregate number of Newmarket Shares to be issued to a Kirkland Shareholder as Consideration under the Arrangement would result in a fraction of a Newmarket Share being issuable, the number of Newmarket Shares to be received by such Kirkland Shareholder shall be rounded down to the nearest whole Newmarket Share and any fractional Newmarket Shares arising from the Arrangement and Consolidation will be deemed to have been tendered by its registered owner to Newmarket for cancellation for no consideration.

Return of Kirkland Shares

If the Arrangement is not completed, any deposited Kirkland Shares will be returned to the depositing Kirkland Shareholder at Kirkland’s expense upon written notice to the Depositary from Kirkland, by returning the deposited Kirkland Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the Kirkland Shareholder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by Kirkland’s transfer agent.

Lost Certificates

If any certificate or DRS Advice which immediately prior to the Effective Time represented one or more outstanding Kirkland Shares in respect of which the holder was entitled to receive the Consideration pursuant to the Arrangement has been lost, stolen or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary and/or the Transfer Agent will respond with replacement instructions (which may include bonding requirement) for payment of the Consideration that such former Kirkland Shareholder is entitled to receive in accordance with such holder’s Letter of Transmittal. When authorizing such payment in relation to any lost, stolen or destroyed certificate or DRS Advice representing Kirkland Shares, the former Kirkland Shareholder may, as a condition precedent to the delivery of such Consideration, be required to give a bond satisfactory to Kirkland, Newmarket and the Depositary in such amount as Kirkland, Newmarket and the Depositary may direct or otherwise indemnify Kirkland and Newmarket in a manner satisfactory to Kirkland and Newmarket against any claim that may be made against Kirkland or Newmarket with respect to the certificate or DRS Advice representing Kirkland Shares alleged to have been lost, stolen or destroyed. If a certificate or DRS Advice representing Kirkland Shares has been lost, stolen, mutilated or destroyed, the foregoing action must be taken sufficiently in advance of the sixth anniversary of the Effective Date in order to obtain a replacement certificate in sufficient time to permit the Kirkland Shares represented by the replacement certificate or DRS Advice to be deposited at or prior to the sixth anniversary of the Effective Date

Cancellation of Rights of Former Kirkland Shareholders

If any former Kirkland Shareholder fails to deliver to the Depositary the certificate(s) or DRS Advice(s) representing Kirkland Shares, documents or instruments required to be delivered to the Depositary under the Arrangement Agreement in order for such former Kirkland Shareholder to receive the Consideration which such former Kirkland Shareholder is entitled pursuant to the Arrangement to receive on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date (i) such former Kirkland Shareholder will be deemed to have donated and forfeited to Newmarket or its successors, any Consideration held by the Depositary as agent for such former Kirkland Shareholder and (ii) any certificate(s) or DRS Advice(s) representing Kirkland Shares formerly held by such former Kirkland Shareholder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Newmarket and will be cancelled. None of Kirkland or Newmarket, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary as agent for any such former Kirkland Shareholder) which is forfeited to Kirkland or Newmarket or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law. Accordingly, former Kirkland Shareholders who deposit with the Depositary any certificate(s) or DRS Advice(s) representing Kirkland Shares after the sixth anniversary of the Effective Date will not receive the Consideration or any other consideration in exchange therefor and will not own any interest in Kirkland, Newmarket or the Combined Company and will not be paid any compensation.

Withholding Rights

Newmarket, Kirkland or the Depositary will be entitled to deduct and withhold from any Consideration payable or otherwise deliverable under the Plan of Arrangement such amounts as Newmarket, Kirkland or the Depositary may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted and withheld, such amounts shall be treated for all purposes as having been paid to the person to whom such amounts would otherwise have been paid. To the extent necessary, such deductions and withholdings may be effected by selling any Newmarket Shares to which any such person may otherwise be entitled under the Plan of Arrangement, and any amount remaining following the sale, deduction and remittance shall be paid to the person entitled thereto as soon as reasonably practicable.

Treatment of Dividends

All dividends and distributions made after the Effective Time with respect to any Newmarket Shares allotted and issued pursuant to the Arrangement Agreement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary as agent for such the registered holder of such Newmarket Shares.

Mail Service Interruption

Notwithstanding the provisions of the Arrangement, the Circular and the Letter of Transmittal, certificates representing Newmarket Shares in payment for Kirkland Shares deposited pursuant to the Arrangement or any certificates or DRS Advices representing Kirkland Shares to be returned will not be mailed if Kirkland or the Combined Company determines that delivery thereof by mail may be delayed.

Persons entitled to certificates and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the certificate(s) or DRS Advice(s) representing Kirkland Shares were originally deposited upon application to the Depositary until such time as Kirkland or the Combined Company has determined that delivery by mail will no longer be delayed.

Procedure for Exchange of Newmarket Shares

Consolidation Letter of Transmittal

At the time of sending this Circular to each Newmarket Shareholder, Newmarket is also sending the Consolidation Letter of Transmittal to each Registered Newmarket Shareholder. The Consolidation Letter of Transmittal is only for use by Registered Newmarket Shareholders and is not to be used by Beneficial Newmarket Shareholders. Beneficial Newmarket Shareholders should contact their Intermediary for instructions and assistance regarding this process.

TSX Trust, the transfer agent of Newmarket, is acting as the depositary in connection with the Consolidation. The Consolidation Depositary will receive deposits of existing Newmarket Shares and an accompanying Consolidation Letter of Transmittal, at the office specified in the Consolidation Letter of Transmittal and will be responsible for delivering certificates representing New Newmarket Shares (on a post-Consolidation basis) to which Registered Newmarket Shareholders are entitled under the Consolidation.

The Consolidation Letter of Transmittal contains instructions on how to surrender share certificate(s) representing pre-Consolidation Newmarket Shares to the Consolidation Depositary. Registered Newmarket Shareholders can request additional copies of the Consolidation Letter of Transmittal by contacting the Consolidation Depositary. The Consolidation Letter of Transmittal is also available under Newmarket’s profile on SEDAR at www.sedar.com.

Exchange Procedures

Registered Newmarket Shareholders are requested to tender to the Consolidation Depositary any share certificates representing existing Newmarket Shares along with the duly completed Consolidation Letter of Transmittal and all other required documents as soon as possible. As soon as practicable following the Effective Date, the Consolidation Depositary will forward to each Registered Newmarket Shareholder who has sent the required documents a new share certificate representing the New Newmarket Shares to which the Registered Newmarket Shareholder is entitled under the Consolidation. Until surrendered, each share certificate representing pre-Consolidation Newmarket Shares will be deemed for all purposes to represent the number of whole New Newmarket Shares to which the Registered Newmarket Shareholder is entitled as a result of the Consolidation. Registered Newmarket Shareholders should not destroy any share certificate(s). The method of delivery of share certificates representing Newmarket Shares and the duly completed Consolidation Letter of Transmittal and all other required documents will be at the option and risk of the person surrendering them. It is recommended that such documents be delivered by hand to the Consolidation Depositary, at the address noted in the Consolidation Letter of Transmittal, and a receipt obtained therefore, or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

No new share certificates will be issued to a Registered Newmarket Shareholder until such Registered Newmarket Shareholder has surrendered the corresponding existing share certificates, together with a properly completed and executed Consolidation Letter of Transmittal, to the Consolidation Depositary. Consequently, following the Consolidation, Registered Newmarket Shareholders will need to surrender their existing share certificates before they will be able to sell or transfer their Newmarket Shares.

If the Consolidation is implemented, Intermediaries will be instructed to effect the Consolidation for Beneficial Newmarket Shareholders holding Newmarket Shares indirectly. However, such Intermediaries may have different procedures than Registered Newmarket Shareholders for processing the Consolidation. If you hold your Newmarket Shares through an Intermediary and if you have any questions in this regard, you are encouraged to contact your Intermediary.

Treatment of Fractional Shares

In no event shall any Newmarket Shareholder be entitled to a fractional New Newmarket Share. Where the aggregate number of New Newmarket Shares to be issued to a Registered Newmarket Shareholder under the Consolidation would result in a fraction of a New Newmarket Share being issuable, the number of New Newmarket Shares to be received by such Registered Newmarket Shareholder shall be rounded down to the nearest whole New Newmarket Share and any fractional Newmarket Shares arising from the Consolidation of the Newmarket Shares will be deemed to have been tendered by its registered owner to Newmarket for cancellation for no consideration.

Lost Certificates

If a share certificate representing Newmarket Shares has been lost or destroyed, the Consolidation Letter of Transmittal should be completed as fully as possible and forwarded by the Registered Newmarket Shareholder to the Consolidation Depositary together with correspondence stating that the original share certificate representing the Newmarket Shares has been lost. The Consolidation Depositary will respond with replacement instructions (which may include bonding requirement).

Interests of Certain Persons in the Arrangement - Kirkland Directors and Officers

In considering the recommendation of the Kirkland Board with respect to the Arrangement, Kirkland Shareholders should be aware that certain members of the Kirkland Board and of Kirkland’s management have interests in connection with the transactions contemplated by the Arrangement that may create actual or potential conflicts of interest in connection with such transactions. The Kirkland Board is aware of these interests and considered them along with the other matters described above in “The Arrangement – Reasons for the Recommendation of the Kirkland Board”.

Share Ownership

As of the date of this Circular, Newmarket does not own, directly or indirectly, or exercise control or direction over, any Kirkland Shares. Newmarket has not purchased or sold any securities of Kirkland during the 12 months preceding the announcement of the Arrangement.

As of the date of this Circular, the directors and executive officers of Kirkland and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 7,948,719 Kirkland Shares and 1,170,536 Kirkland Options and SAS Options, representing approximately 6.77% of the outstanding Kirkland Shares on a non-diluted basis and approximately 7.69% of the outstanding Kirkland Shares assuming the exercise of their Kirkland Options and SAS Options. All of the Kirkland Shares held by the directors and officers of Kirkland will be treated in the same fashion under the Arrangement as Kirkland Shares held by every other Kirkland Shareholder. The Kirkland Options and SAS Options held by the directors and executive officers of Kirkland will be treated in the same fashion under the Arrangement as Kirkland Options and SAS Options held by every other Kirkland Optionholder.

The following table sets out the Kirkland Shares, Kirkland Options and SAS Options, Kirkland PSUs and Kirkland RSUs beneficially owned, directly or indirectly, or over which control or direction was exercised, by the directors and executive officers of Kirkland, or their respective associates or affiliates, as of the date of this Circular:

		Securities of Kirkland Beneficially Owned, Directly or
			Indirectly, or over which Control
			or Direction is Exercised(1)

			Kirkland
			Options and
		Kirkland	SAS	Kirkland	Kirkland
Name	Position with Kirkland	Shares(2)	Options(3)	PSUs(4)	RSUs(5)
Anthony Makuch	President, Chief	56,400	Nil	58,537	58,537
	Executive Officer and	(<1.0%)	(–)	(46.6%)	(40.2%)
	Director

Perry Ing	Chief Financial Officer	4,500	265,000	12,647	12,647
		(<1.0%)	(9.1%)	(10.1%)	(8.7%)

Jennifer Wagner	Corporate Legal Counsel	Nil	165,000	5,872	5,872
	and Corporate Secretary	(–)	(5.6%)	(4.7%)	(4.0%)

Keyvan Salehi	Vice President,	Nil	20,536	5,985	5,985
	Corporate Development	(–)	(<1.0%)	(4.8%)	(4.1%)
	and Technical Services

Doulgas Cater	Vice President,	Nil	79,728	6,210	6,210
	Exploration	(–)	(2.7%)	(4.9%)	(4.3%)

Eric Sprott	Non-Executive	7,851,119	150,000	Nil	Nil
	Chairman and Director	(6.7%)	(5.1%)	(–)	(–)

Pamela Klessig	Director	15,000	Nil	Nil	Nil
		(<1.0%)	(–)	(–)	(–)

Barry Olson	Director	5,000	150,000	Nil	Nil
		(<1.0%)	(5.1%)	(–)	(–)

Jeffrey Parr	Director	5,000	150,000	Nil	Nil
		(<1.0%)	(5.1%)	(–)	(–)

Barry Cooper	Director	5,000	150,000	Nil	Nil
		(<1.0%)	(5.1%)	(–)	(–)

Dawn Whittaker	Director	6,700	120,000	Nil	Nil
		(<1.0%)	(4.1%)	(–)	(–)

Notes:
(1)	The information as to securities of Kirkland beneficially owned or over which control or direction is exercised, not being within the knowledge of Kirkland, has been furnished by the respective directors and officers.
(2)	Based on 117,503,088 Kirkland Shares issued and outstanding.
(3)	Based on 2,929,486 Kirkland Options and SAS Options issued and outstanding.
(4)	Based on 125,754 Kirkland PSUs issued and outstanding.
(5)	Based on 145,754 Kirkland RSUs issued and outstanding.

Combined Company Appointments

In connection with the Arrangement, the following directors and executive officers of Kirkland will be appointed to the following new positions with the Combined Company.

Name	Kirkland Position	Combined Company Position
Anthony Makuch	President, Chief Executive Officer and Director	President, Chief Executive Officer and Director
Perry Ing	Chief Financial Officer	Chief Financial Officer
Jennifer Wagner	Corporate Legal Counsel and Corporate Secretary	Corporate Legal Counsel and Corporate Secretary
Keyvan Salehi	Vice President, Corporate Development and Technical Services	Vice President, Corporate Development and Technical Services
Doug Cater	Vice President, Exploration	Vice President, Exploration
Pierre Rocque	Vice President, Mine Engineering	Vice President, Mine Engineering
Meri Verli	Senior Vice President, Finance and Treasurer	Senior Vice President, Finance and Treasurer
Eric Sprott	Non-Executive Chairman and Director	Non-Executive Chairman and Director
Pamela Klessig	Director	Director
Barry Olson	Director	Director
Jeffrey Parr	Director	Director

In order to comply with MI 61-101, a simple majority of disinterested Kirkland Shareholders, present either in person or by proxy at the Kirkland Meeting, must cast votes in favour of the Arrangement Resolution. To the best knowledge of the Kirkland Board, it is estimated that 7,851,119 Kirkland Shares held by Eric Sprott will be excluded from the simple majority vote required under MI 61-101.

Kirkland Options and Kirkland DSUs

In accordance with the terms of the Kirkland Equity Compensation Plan, the Kirkland Board has approved an extension of the exercise period of the Kirkland Options held by the departing Kirkland directors, namely Barry Cooper and Dawn Whittaker, to provide that such Kirkland Options will be exercisable until the earlier of 12 months from the Effective Date and their original expiry date. Pursuant to the terms of the Kirkland Equity Compensation Plan, all Kirkland DSUs held by Barry Cooper and Dawn Whittaker will automatically vest upon closing of the Arrangement, at the time they cease to be directors of Kirkland.

Insurance and Indemnification of Directors and Officers

The Arrangement Agreement provides that Kirkland, and if deemed advisable or necessary by Newmarket, Newmarket, as applicable, will, prior to the Effective Date, purchase customary “tail” policies of directors’ and officers’ liability insurance provided that the total cost of such tail policies of directors’ and officers’ liability insurance shall not exceed 200% of the current annual aggregate premium for directors’ and officers’ liability insurance providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date, in each case for a claims reporting or discovery period of up to six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time and Newmarket will, or will cause Kirkland to, as applicable, maintain such tail policies in effect without any reduction in scope or coverage.

Pursuant to the Arrangement Agreement, Kirkland agreed that it will honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Newmarket and acknowledges that such rights will survive the completion of the Arrangement and will continue in full force and effect for a period of not less than six years from the Effective Date.

Interests of Certain Persons in the Arrangement - Newmarket Directors and Officers

In considering the recommendation of the Newmarket Board with respect to the Newmarket Resolutions and the Board Delegation Resolution, Newmarket Shareholders should be aware that certain members of the Newmarket Board and of Newmarket’s management have interests in connection with the transactions contemplated by the Arrangement that may create actual or potential conflicts of interest in connection with such transactions. The Newmarket Board is aware of these interests and considered them along with the other matters described above in “The Arrangement – Reasons for the Recommendations of the Newmarket Board”.

Under the terms of the Arrangement Agreement, each of Newmarket’s Named Executive Officers, other than Mr. Hall, will resign from Newmarket as of the Effective Time. Under the terms of their employment agreements, each such Named Executive Officers other than Mr. Forster and Mr. Johnson will be entitled to receive certain change of control payments from Newmarket. In addition, the Newmarket Board approved US$1,000,000 transaction bonus payments payable upon the closing of the Arrangement to each of Mr. Forster and Mr. Johnson.

See “The Arrangement – Description of the Arrangement” and “APPENDIX F – Information Relating to Newmarket – Termination and Change of Control Benefits”.

Intention of Kirkland Directors and Senior Officers

All of the Kirkland directors and senior officers, who as of the date of the Arrangement Agreement beneficially owned or exercised control or direction over in the aggregate 7,948,719 Kirkland Shares and 1,170,536 Kirkland Options and SAS Options, representing approximately 6.77% of the outstanding Kirkland Shares on a non-diluted basis and approximately 7.69% of the outstanding Kirkland Shares assuming the exercise of their Kirkland Options and SAS Options, have each entered into Newmarket Voting Agreements with Newmarket pursuant to which they have agreed, subject to the terms and conditions thereof, to vote their Kirkland Shares FOR the Arrangement Resolution.

Mr. Sprott has entered into a Kirkland Voting Agreement pursuant to which he has agreed to vote his Kirkland Shares (which will be excluded for the purposes of the majority of minority shareholder approval under MI 61-101) in favour of the Arrangement Resolution.

Intention of Newmarket Directors, Senior Officers and Newmarket Major Shareholders

All of the Newmarket directors and senior officers, who as of the date of the Arrangement Agreement beneficially owned or exercised control or direction over in the aggregate 7,621,618 Newmarket Shares and 7,732,808 Newmarket Options, representing approximately 4.28% of the outstanding Newmarket Shares on a non-diluted basis and approximately 8.27% of the outstanding Newmarket Shares assuming the exercise of their Newmarket Options, have each entered into Kirkland Voting Agreements with Kirkland pursuant to which they have agreed, subject to the terms and conditions thereof, to vote their Newmarket Shares FOR the Newmarket Resolutions and the Board Delegation Resolution.

In addition, the Newmarket Major Shareholders (including Eric Sprott who owns 23,941,896 Newmarket Shares), who as of the date of the Arrangement Agreement beneficially owned or exercised control or direction over in the aggregate 27,987,729 Newmarket Shares and 560,000 Newmarket Options, representing approximately 15.72% of the outstanding Newmarket Shares on a non-diluted basis and approximately 15.99% of the outstanding Newmarket Shares assuming the exercise of their Newmarket Options, have each entered into Kirkland Voting Agreements with Kirkland pursuant to which they have agreed, subject to the terms and conditions thereof, to vote their Newmarket Shares FOR the Newmarket Resolutions and the Board Delegation Resolution.

Depositary

Kirkland and Newmarket have retained the services of the Depositary for the receipt of the Letter of Transmittal and the certificate(s) or DRS Advice(s) representing Kirkland Shares (if applicable) and for the delivery of the Consideration for the Kirkland Shares under the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under Securities Laws and expenses in connection therewith.

INFORMATION RELATING TO THE COMBINED COMPANY

The following section of this Circular contains forward-looking information. Readers are cautioned that actual results may vary. See “Joint Management Information Circular - Forward-Looking Information”.

Overview

On completion of the Arrangement, the businesses of Kirkland and Newmarket will be combined. Pursuant the Arrangement Agreement, Kirkland will amalgamate with Subco to create Amalco, which will be a wholly-owned subsidiary of Newmarket and Kirkland Shareholders (other than Dissenting Kirkland Shareholders) will receive 2.1053 Newmarket Shares on a pre-Consolidation basis (approximately one New Newmarket Share on a post-Consolidation basis) as consideration for each Kirkland Share held. On completion of the Arrangement, existing Kirkland Shareholders and Newmarket Shareholders owning approximately 57% and 43% of the Combined Company, respectively, on a fully-diluted in-the-money basis.

The Combined Company will continue to operate as one corporation under the OBCA and the articles of the Combined Company will be the same as the articles of Newmarket. The head and registered office of the Combined Company will be located at Kirkland’s current offices, located at 200 Bay Street, Suite 3120, Toronto, Ontario M5J 2J1.

Provided that the Consolidation Resolution is approved, it is currently the intention of the Parties that the Consolidation of the Newmarket Shares will be completed on the Effective Date, as soon as practicable after the completion of the Arrangement. The Consolidation will affect the currently outstanding Newmarket Shares and the Newmarket Shares to be issued to Kirkland Shareholders pursuant to the Arrangement such that Kirkland Shareholders will effectively receive approximately one New Newmarket Share on a post-Consolidation basis for each Kirkland Share held prior to the Effective Date. Existing Newmarket Shareholders will receive 0.475 of a new Newmarket Share on a post-Consolidation basis for each pre-Consolidation Newmarket Share held.

Provided that the Name Change Resolution is approved, it is currently the intention of the Parties that the name of the Combined Company will be changed to “Kirkland Lake Gold Ltd.”, subject to regulatory approval, on the Effective Date.

Organizational Chart

On completion of the Arrangement, the Combined Company will have the following corporate structure:

Kirkland Lake Gold Ltd.
(formerly Newmarket)
(Ontario)
Amalco
(Canada)
St. Andrew Goldfields Ltd.
(Ontario)
Crocodile Gold Inc.
(Ontario)
0982583 B.C. Ltd.
(British Columbia)
0982576 B.C. Ltd.
(British Columbia)
Newmarket Gold NT Holdings Pty Ltd
(Australia)
Newmarket Gold Victorian Holdings Pty Ltd (Australia)
Newmarket America Holdings Inc.
(Delaware)
NT Mining Operations Pty Ltd
(Australia)
Down Under Finance Corporation Pty Ltd
(Australia)
Leviathan Resources Pty Ltd
(Australia)
Fosterville Gold Mine Pty Ltd
(Australia)
Stawell Gold Mines Pty Ltd (Australia)

All subsidiaries are wholly-owned.

Description of Business

The Combined Company, operating the businesses of both Newmarket and Kirkland, will be a Canadian-based, publicly-traded, mid-tier gold producer with a diversified portfolio of assets located in the stable mining jurisdictions of Canada and Australia, and a significant pipeline of high-quality development projects. The Combined Company will own 100% of Kirkland’s former asset portfolio, which includes the Macassa Mine Complex in the in the historic Kirkland Lake gold camp, as well as the Holt, Holloway and Taylor gold mines (the “Holt Mine Complex”) situated along the Porcupine-Destor Fault Zone, all located in northeastern Ontario. The Combined Company will continue to own Newmarket’s Fosterville Gold Mine located in the state of Victoria, Australia and its other gold producing Cosmo and Stawell mines.

Kirkland’s President and Chief Executive Officer, Antony Makuch, will lead the Combined Company, while drawing upon the extensive strategic, operating and financial experience of both Kirkland and Newmarket. Eric Sprott, the Non-Executive Chairman of Kirkland will be appointed as the Non-Executive Chairman of the Combined Company upon closing of the Arrangement.

For more information relating to the business of Kirkland, see “APPENDIX E – Information Relating to Kirkland” and the documents incorporated by reference herein. For more information relating to the business of Newmarket, see “APPENDIX F – Information Relating to Newmarket” and the documents incorporated by reference herein.

Principal Shareholders

To the knowledge of Kirkland and Newmarket, no person or company will beneficially own, or control or direct, directly or indirectly, Newmarket Shares carrying more than 10% of the voting rights attached to all outstanding Newmarket Shares after completion of the Arrangement.

Description of Share Capital

The authorized share capital of the Combined Company following completion of the Arrangement shall consist of an unlimited number of common shares and an unlimited number of preferred shares. The authorized share capital of the Combined Company will continue to be as described in “APPENDIX F – Information Relating to Newmarket – Description of Share Capital” and the rights and restrictions of the Newmarket Shares will remain unchanged. The issued share capital of Newmarket will change as a result of (i) the consummation of the Arrangement to reflect the issuance of the Newmarket Shares contemplated in the Arrangement and (ii) the Consolidation. See “ – Selected Unaudited Pro Forma Consolidated Financial Information”.

As of the date of this Circular, there are 117,503,088 Kirkland Shares and 178,399,420 Newmarket Shares issued and outstanding. On completion of the Arrangement, and assuming that the number of Kirkland Shares and Newmarket Shares outstanding does not change, it is expected that the total number of Newmarket Shares outstanding will be 425,778,671 on a pre-Consolidation basis (202,244,868 New Newmarket Shares on a post-Consolidation basis) on an undiluted basis.

As of the date of this Circular, there are 1,640,375 Kirkland Options, 1,289,111 SAS Options issued and outstanding. On completion of the Arrangement, and assuming that the number of Kirkland Options and SAS Options, does not change, it is expected that an aggregate of 6,167,446 Newmarket Shares on a pre-Consolidation basis (2,929,537 New Newmarket Shares on a post-Consolidation basis) will be issuable upon the exercise of Replacement Options and Replacement SAS Options.

As of the date of this Circular, there are 125,754 Kirkland PSUs, 145,754 Kirkland RSUs, 56,903 6% Debentures and 62,100 7.5% Debentures issued and outstanding. On completion of the Arrangement, and assuming that the number of Kirkland PSUs, Kirkland RSUs and Kirkland Debentures does not change, it is expected that the total number of Newmarket Shares that will be issuable upon vesting or conversion thereof, as applicable, will be 18,365,921 on a pre-Consolidation basis (8,723,812 New Newmarket Shares on a post-Consolidation basis).

Stock Exchange Listings

In connection with the Name Change Resolution, following completion of the Arrangement, it is expected that the Combined Company will apply for a new ticker symbol for the Newmarket Shares listed on the TSX. See “Regulatory Matters – Stock Exchange Approval” and “Regulatory Matters – Other Regulatory Matters”.

Risk Factors

The business and operations of the Combined Company will continue to be subject to the risks currently faced by Kirkland and Newmarket, as well as certain risks unique to the Combined Company, including those set out elsewhere in this Circular. See “Risk Factors – Risk Factors Related to the Combined Company”, the risk factors set forth under the heading “Description of the Company’s Business – Risk Factors” in Kirkland’s annual information form dated March 10, 2016, which is incorporated by reference herein; and the risks set forth under the heading “Risk Factors” in Newmarket’s annual information form of Newmarket dated March 21, 2016, which is incorporated by reference herein.

Dividends

The payment of dividends following completion of the Arrangement will be at the discretion of the Combined Company Board. Newmarket has not declared or paid dividends on the Newmarket Shares to date and the Combined Company is not currently expected to pay dividends following the completion of the Arrangement, as it is currently anticipated that it will retain future earnings for use in the development of the Combined Company’s business and for general corporate purposes. Accordingly, dividends will only be paid when operational circumstances permit.

Auditors of the Combined Company

KPMG LLP, the current auditors of Kirkland, are expected to be the auditors of the Combined Company following completion of the Arrangement.

Transfer Agent and Registrar

The transfer agent and registrar for the Combined Company’s common shares will be TSX Trust Company, at its principal office at 200 University Avenue, Suite 300 Toronto ON M5H 4H1.

Change of Control Offers for Kirkland Debentures

Following the Effective Time, a “change of control purchase offer” for the outstanding Kirkland Debentures will be made in accordance with the terms and conditions of the Kirkland Indenture. During the 30 day period following the Effective Date, holders of Kirkland Debentures will receive the Debenture Change of Control Notice stating that a change of control of Kirkland has occurred along with an offer, at the option of the holder of the Kirkland Debentures, to either (i) purchase the Kirkland Debentures at 100% of the principal amount plus accrued and unpaid interest or (ii) convert the Kirkland Debentures in accordance with the Change of Control Conversion Price (as defined in the Kirkland Indenture) on the date that is 30 business days following delivery of the Debenture Change of Control Notice.

Selected Unaudited Pro Forma Consolidated Financial Information

The following selected unaudited pro forma consolidated financial information of the Combined Company has been derived from the unaudited pro forma condensed consolidated financial statements of Newmarket after giving effect to the Arrangement, included in APPENDIX K to this Circular. The unaudited pro forma consolidated statement of financial position as of June 30, 2016 gives pro forma effect to the completion of the Arrangement as if it were completed as at June 30, 2016. The unaudited pro forma interim consolidated statement of operations and comprehensive income/(loss) for the six month period ended June 30, 2016 and the year ended December 31, 2015 gives pro forma effect to the completion of the Arrangement as if it were completed on January 1, 2016 and January 1, 2015, respectively.

The unaudited pro forma condensed consolidated financial statements of the Combined Company have been compiled from underlying financial statements of Kirkland and Newmarket prepared in accordance with IFRS to illustrate the effect of the Arrangement. Adjustments have been made to prepare the unaudited pro forma condensed consolidated financial statements of Newmarket, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma condensed consolidated financial statements.

The following selected unaudited pro forma financial information and the unaudited pro forma condensed consolidated financial statements (included in APPENDIX K to this Circular) are presented for illustrative purposes only and are not necessarily indicative of: (i) the operating or financial results that would have occurred had the Arrangement actually occurred at the dates contemplated by the notes to the unaudited pro forma consolidated financial statements; or (ii) of the results expected in future periods. You should read the unaudited pro forma condensed consolidated financial information together with (i) the audited annual financial statements of Kirkland for the sub year ended December 31, 2015 and year ended April 30, 2015; (ii) the unaudited condensed consolidated interim financial statements of Kirkland as at and for the three and six months ended June 30, 2016 and July 31, 2015; (iii) the audited consolidated financial statements of Newmarket as at and for the years ended December 31, 2015 and 2014; and (iv) the unaudited condensed interim consolidated financial statements of Newmarket for the three and six months ended June 30, 2016 and 2015.

See the unaudited pro forma condensed consolidated financial statements of the Combined Company which gives effect to the Arrangement as set forth in APPENDIX K to this Circular.

	Six months ended	Year ended
	June 30, 2016	December 31, 2015
(in thousands of Canadian dollars)	($)	($)
Pro Forma Statement of Operations:
Revenue	419,749	689,347
Production Expenses	299,571	606,905
Gross Profit	120,179	82,442
Other Expenses	49,473	140,734
Net income (loss) for the period	50,880	(44,090)
Per Newmarket Share:
Pro Forma Basic earnings (loss) per share	$0.30	($0.30)
Pro Forma Diluted earnings (loss) per share	$0.30	($0.30)

As at June 30, 2016
(in thousands of Canadian dollars)	($)
Pro Forma Statement of Financial Position:
Total current assets	296,302
Total assets	1,797,632
Total current liabilities	160,850
Total liabilities	557,117
Total shareholders’ equity	1,240,515

Unaudited Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of the Combined Company as at June 30, 2016 after giving effect to the Arrangement (on a pre-Consolidation and post-Consolidation basis). For detailed information on the capitalization of Kirkland as at June 30, 2016 and Newmarket as at June 30, 2016, see Kirkland’s unaudited condensed consolidated interim financial statements of Kirkland as at and for the three and six months ended June 30, 2016 and July 31, 2015 and Newmarket’s unaudited condensed interim consolidated financial statements of Newmarket for the three and six months ended June 30, 2016 and 2015. See also the unaudited pro forma condensed consolidated financial statements of the Combined Company which gives effect to the Arrangement as set forth in APPENDIX K to this Circular.

	As at June 30, 2016 after giving	As at June 30, 2016 after giving
	effect to the Arrangement on a	effect to the Arrangement on a
	pre-Consolidation basis(1)	post-Consolidation basis(1)
Newmarket Shares	177,658,860	84,387,959
Newmarket Options	9,899,280	4,702,158
Newmarket Warrants	401,760	190,836
Newmarket PSUs	3,273,333	1,554,833
Kirkland Shares	244,398,481	116,089,279
Kirkland DSUs	127,442	60,535
Kirkland RSUs	42,106	20,000
Kirkland Options and SAS Options	7,808,103	3,708,849
Total Capitalization	443,609,365	210,714,449

Current Portion of Long-Term Debt	$ 1,784,000	$ 1,784,000
Long-Term Debt	$ 1,813,000	$ 1,813,000

Notes:

(1) All information regarding Kirkland and Newmarket is provided as at June 30, 2016.

GOVERNANCE AND MANAGEMENT OF THE COMBINED COMPANY

Directors and Senior Officers

Following completion of the Arrangement, the board of directors of the Combined Company will initially be comprised of nine directors, five of whom are current directors of Kirkland, two of whom are current directors of Newmarket and two new nominees of Kirkland. Eight of the initial directors of the Combined Company will be independent.

The directors of the Combined Company will hold office until the next annual general meeting of the Combined Company or until their respective successors have been duly elected or appointed, unless his or her office is earlier vacated in accordance with the articles and by-laws of the Combined Company or within the provisions of the OBCA.

The following table sets forth certain information regarding the individuals who will serve as directors and officers of the Combined Company, including their place of residence, status as independent or non-independent director (if applicable), the period of time for which each director or officer has served as a director or officer of Kirkland or Newmarket, as applicable, each director’s principal occupation, business or employment for the past five years, and the number of securities of the Combined Company (on a post-Consolidation basis) that will be beneficially owned by each director or officer, directly or indirectly, or over which each director or officer will exercise control or direction. The composition of the committees of the Combined Company Board will be determined following completion of the Arrangement. Also included below are the current Kirkland Shares, Kirkland Options, SAS Options, Kirkland DSUs, Kirkland PSUs and Kirkland RSUs as well as Newmarket Shares, Newmarket Options and Newmarket PSUs held by the proposed directors of the Combined Company.

Anthony Makuch President and Chief Executive Officer Ontario, Canada Ontario, Canada Kirkland President and Chief Executive Officer since July 18, 2016 Not Independent

Principal Occupation: President and Chief Executive Officer of Kirkland

Biography: Mr. Makuch is a Professional Engineer (Ontario) with over 25 years of management, operations and technical experience in the mining industry, having managed numerous projects in Canada and the United States from advanced exploration through production. He has been a frequent recipient of mine safety performance awards. He holds a Bachelor of Science Degree (Honours Applied Earth Sciences) from the University of Waterloo, both a Master of Science Degree in Engineering and a Master of Business Administration from Queen’s University, and has obtained the Institute of Corporate Directors ICD.D designation from the University of Toronto Rotman School of Business.

Newmarket Securities Held
Shares	Options	PSUs
Nil	Nil	Nil
Kirkland Securities Held
Shares	Options	DSUs	PSUs	RSUs
56,400	Nil	Nil	58,537	58,537
Combined Company Securities Held (on a post- Consolidation basis)
Shares	Options	DSUs	PSUs	RSUs
56,400	Nil	Nil	58,538	58,538

Perry Ing Combined Company Chief Financial Officer Ontario, Canada Kirkland Chief Financial Officer since November 2, 2015

Principal Occupation for the Past Five Years: Prior to joining Kirkland, Mr. Ing was Chief Financial Officer of McEwen Mining Inc. (formerly US Gold Corporation) until October 30, 2015.

Biography: Mr. Ing started his accounting career with PricewaterhouseCoopers LLP where he spent 6 years in progressively senior roles before joining Goldcorp Inc., in 2003. Mr. Ing most recently held the positions of Financial Consultant with Barrick Gold Corporation from 2005 to 2008, and has been the Chief Financial Officer with McEwen Mining Inc., since 2008. Mr. Ing holds a Bachelor of Commerce degree with distinction from the University of Toronto.

Newmarket Securities Held
Shares	Options	PSUs
Nil	Nil	Nil
Kirkland Securities Held
Shares	Options	DSUs	PSUs	RSUs
4,500	265,000	Nil	12,647	12,647
Combined Company Securities Held (on a post- Consolidation basis)
Shares	Options	DSUs	PSUs	RSUs
4,500	265,000	Nil	12,647	12,647

Jennifer Wagner Combined Company Corporate Legal Counsel and Corporate Secretary Ontario, Canada Kirkland Corporate Legal Counsel and Corporate Secretary since July 20, 2015

Principal Occupation for the Past Five Years: Prior to joining Kirkland, Ms. Wagner was legal counsel and corporate secretary for various TSX and TSXV listed mining companies.

Biography: Ms. Wagner is a corporate securities lawyer with over a decade of experience in the mining sector. Ms. Wagner has extensive experience advising companies on a variety of corporate commercial transactions, governance and compliance matters. She started her career at a prominent Canadian law firm in Toronto. Ms. Wagner received a Bachelor of Arts from McGill University and an LL.B. from the University of Windsor.

Newmarket Securities Held
Shares	Options	PSUs
Nil	Nil	Nil
Kirkland Securities Held
Shares	Options	DSUs	PSUs	RSUs
Nil	165,000	Nil	5,872	5,872
Combined Company Securities Held (on a post- Consolidation basis)
Shares	Options	DSUs	PSUs	RSUs
Nil	165,002	Nil	5,872	5,872

Keyvan Salehi Combined Company Vice President Technical Services and Corporate Development Ontario, Canada Kirkland Vice President Technical Services and Corporate Development since January 26, 2016

Principal Occupation for the Past Five Years: Prior to joining Kirkland, Mr. Salehi was Vice President Technical Services and Corporate Development for SAS and Vice President of Corporate Development for Northern Sun Mining Corp. (formerly Liberty Mines Inc.) from November 21, 2011 until May 1, 2013.

Biography: Mr. Salehi is a professional engineer with over 15 years of experience within the mining industry providing technical, operational, project management and corporate development support. Prior to joining St Andrew Goldfields, Mr. Salehi held a number of progressively senior roles including Project Engineer and Project Manager with Dynatec Corporation and FNX Mining in Red Lake and Toronto from 2004 to 2008, Chief Engineer with Lakeshore Gold Corporation from 2008 to 2011, and Vice President of Corporate Development and Technical Services with Liberty Mines Inc. from 2011 to 2013. Mr. Salehi holds a bachelor of Applied Science and Engineering degree from the University of Toronto, and an MBA from the Kellogg – Schulich School of Management.

Newmarket Securities Held
Shares	Options	PSUs
Nil	Nil	Nil
Kirkland Securities Held
Shares	Options	DSUs	PSUs	RSUs
Nil	20,536	Nil	5,985	5,985
Combined Company Securities Held (on a post- Consolidation basis)
Shares	Options	DSUs	PSUs	RSUs
Nil	20,536	Nil	5,985	5,985

Doug Cater Combined Company Vice President, Exploration Ontario, Canada Kirkland Vice President. Exploration since January 26, 2016 Not Independent

Principal Occupation for the Past Five Years: Prior to joining Kirkland Lake, Mr. Cater was the Vice President, Exploration of St Andrew Goldfields Ltd.

Biography: Mr. Cater is a professional geologist with over 30 years of industry experience gained while working with senior Canadian based mining and exploration companies. Most recently he served as the Vice President of Exploration with St Andrew Goldfields Ltd. since 2012. Mr. Cater previously held the position of Project Manager, Back River Gold, with Sabina Gold and Silver Corp. and guided the exploration team responsible for the discovery of the Llama, Umwelt and Echo gold deposits, from 2009 to 2012 and Exploration Manager with Dundee Precious Metals Inc., from 2005 to 2009. Mr. Cater also worked as Chief Geologist from 1995 to 1997 at the Macassa Mine while under operation by Kinross Gold Inc. Mr. Cater is a University of Waterloo graduate with a Honours Bachelor of Science degree and is a council member of the Association of Professional Geoscientists of Ontario (APGO), representing the Southwest Ontario district, and member of the Minister’s Mining Act Advisory Committee (MMAAC). Mr. Cater is also a Director of Sierra Metals Inc.

Newmarket Securities Held
Shares	Options	PSUs
Nil	Nil	Nil
Kirkland Securities Held
Shares	Options	DSUs	PSUs	RSUs
17,120	79,728	Nil	6,210	6,210
Combined Company Securities Held (on a post- Consolidation basis)
Shares	Options	DSUs	PSUs	RSUs
17,119	79,728	Nil	6,210	6,210

Pierre Rocque, P.Eng Combined Company Vice President, Mine Engineering Ontario, Canada Kirkland Vice President, Mine Engineering since September 26, 2016 Not Independent

Principal Occupation for the Past Five Years: Prior to joining Kirkland, Mr. Rocque was the Global Practice Director – Mining, at Hatch and the Vice President, Engineering at St Andrew Goldfields Ltd.

Biography: Mr. Rocque is a mining engineer with over 25 years of experience. He has worked at many gold mines in Canada, including as Vice President Engineering for St Andrew Goldfields, Director Technical Services at Lake Shore Gold, Chief Engineer at the Red Lake, QR and Macassa mines, Rock Mechanics Engineer at Hemlo’s Golden Giant Mine and various mining engineering roles at Hoyle Pond and Agnico-Eagle's Joutel mines. Mr. Rocque also worked as Manager Mine Improvement Projects and Chief Engineer-Geotechnical at WMC (now BHP Billiton) Olympic Dam mine in Australia. Most recently, Mr. Rocque was the Global Practice Director – Mining at Hatch. Mr. Rocque graduated from l’Ecole Polytechnique de Montreal with a Bachelor degree in Mining Engineering and from Queen's University at Kingston with a Master's degree in Mining Engineering. He is a member of Professional Engineers of Ontario, Odre des Ingénieurs du Québec and Australasian Institute Mining and Metallurgy.

Newmarket Securities Held
Shares	Options	PSUs
Nil	Nil	Nil
Kirkland Securities Held
Shares	Options	DSUs	PSUs	RSUs
Nil	Nil	Nil	Nil	Nil
Combined Company Securities Held (on a post- Consolidation basis)
Shares	Options	DSUs	PSUs	RSUs
Nil	Nil	Nil	Nil	Nil

Darren Hall Combined Company President, Australian Operations Perth, Australia Newmarket Chief Operating Officer since November 18, 2015

Principal Occupation for the Past Five Years: Prior to joining Newmarket, Mr. Hall held various roles with Newmont Mining Corporation, including as Group Executive Operations for Newmont Asia Pacific and most recently as General Manager of the Boddington Gold Mine.

Biography: Prior to joining Newmarket Gold, Mr. Hall held various roles of increasing responsibility at Newmont Mining Corporation for the past 29 years. Under his leadership as Group Executive Operations for Newmont Asia Pacific he managed a team of 14,000 employees producing 1.8 million ounces of gold annually from six operating mines across three countries. Mr. Hall also worked with Newmont in Peru, Indonesia and the United States and most recently in Australia as General Manager of the Boddington Gold Mine where he led a team of 1,800 employees producing 750,000 ounces of gold annually. Mr. Hall graduated with a Bachelor of Mining Engineering from the Western Australia School of Mines in Kalgoorlie.

Newmarket Securities Held
Shares	Options	PSUs
200,000	475,000	25,000
Kirkland Securities Held
Shares	Options	DSUs	PSUs	RSUs
Nil	Nil	Nil	Nil	Nil
Combined Company Securities Held (on a post- Consolidation basis)
Shares	Options	DSUs	PSUs	RSUs
95,000	225,625	Nil	11,875	Nil

Maryse Bélanger, P.Geo British Columbia, Canada Newmarket Director since August 3, 2016 Independent

Principal Occupation: Chief Operating Officer of Atlantic Gold Corporation

Biography: Ms. Bélanger brings over 30 years of experience in the global mining sector, where she has proven strengths in operational excellence, technical services and efficiency. Currently, she is Chief Operating Officer of Atlantic Gold Corp., where she is responsible for the overall operational and technical management of the company. Previously Ms. Bélanger served as the Chief Executive Officer and Managing Director of Mirabela Nickel Ltd., where she led the reestablishment of the Santa Rita open pit nickel mine in Brazil.

From 2012 to 2014, Ms. Bélanger was Senior Vice President, Technical Services at Goldcorp Inc., where she oversaw the global geology, mine planning and design, metallurgy and geotechnical engineering functions. Prior to joining Goldcorp Inc., Ms. Bélanger was Director, Technical Services for Kinross Gold Corporation for their Brazilian and Chilean assets. Previously, Ms. Bélanger was a Director of True Gold Mining Corp. prior to its acquisition by Endeavour Mining Corporation. Currently, she is a board member of CEEC, the Coalition for Eco Efficient Comminution, and is an active member of Westcoast Women in Engineering, Science and Technology. Ms. Bélanger holds a Bachelor of Science in Geology, a graduate certificate in Geostatistics and is fluent in English, French, Spanish and Portuguese.

Newmarket Securities Held
Shares	Options		PSUs
Nil	250,000		114,000
Kirkland Securities Held
Shares	Options	DSUs	PSUs	RSUs
Nil	Nil	Nil	Nil	Nil
Combined Company Securities Held (on a post- Consolidation basis)
Shares	Options	DSUs	PSUs	RSUs
Nil	118,750	Nil	54,150	Nil

Jonathan Gill Ontario, Canada Independent

Principal Occupation: Independent Consultant/Professional Director

Biography: Mr. Gill is a Professional Engineer with more than 45 years of mining experience, much of it working in senior mine management roles for Inco Limited in its Ontario and Manitoba divisions and for PT Inco in Indonesia. Since retiring in 2003, Mr. Gill has worked on a number of project assignments for Inco, both in Canada and at the Goro project in New Caledonia; as well as for other companies involving reviews of such projects as FNX Mining Company´s Sudbury operations, the Ambatovy nickel project in Madagascar and the Onca Puma project in Brazil. Mr. Gill was a director of Lake Shore Gold Inc. from 2008 to 2016. Mr. Gill is a member of the Association of Professional Engineers of Ontario and is a former Employer Chair of Ontario´s Mining Legislative Review Committee. Mr. Gill has obtained the Institute of Corporate Directors ICD.D designation.

Newmarket Securities Held
Shares	Options		PSUs
Nil	Nil		Nil
Kirkland Securities Held
Shares	Options	DSUs	PSUs	RSUs
Nil	Nil	Nil	Nil	Nil
Combined Company Securities Held (on a post- Consolidation basis)
Shares	Options	DSUs	PSUs	RSUs
Nil	Nil	Nil	Nil	Nil

Arnold Klassen, CPA, CA British Columbia, Canada Independent

Principal Occupation: President of AKMJK Consulting Ltd.

Biography: Mr. Klassen is a Chartered Professional Accountant, Chartered Accountant and Certified Public Accountant and has more than 35 years experience in accounting, audit and tax with 30 years of experience in the Mining Industry. Mr. Klassen is currently President of AKMJK Consulting Ltd., a private consulting company, and prior to that was the Vice President of Finance for Dynatec Corporation from 1988 to 2007. Dynatec Corporation was a publicly traded TSX listed company from 1997 to 2007. He held a similar position with the Tonto Group of Companies from 1984 to 1998. Mr. Klassen holds a degree in Commerce from the University of British Columbia and spent seven years with KPMG prior to becoming Vice President of Finance with the Tonto Group of Companies. Mr. Klassen has obtained the Institute of Corporate Directors designation.

Newmarket Securities Held
Shares	Options		PSUs
Nil	Nil		Nil
Kirkland Securities Held
Shares	Options	DSUs	PSUs	RSUs
Nil	Nil	Nil	Nil	Nil
Combined Company Securities Held (on a post- Consolidation basis)
Shares	Options	DSUs	PSUs	RSUs
Nil	Nil	Nil	Nil	Nil

Pamela Klessig, P. Geo Nevada, United States Kirkland Director since April 26, 2011 Independent

Principal Occupation: Retired Mining Executive, Director

Biography: Ms. Klessig has over 30 years of experience in global mineral exploration, development and production. She was a founder and former President and Chief Executive Officer of Concordia Resource Corp. (formerly Western Uranium Corp.) As a complement to her technical expertise, Ms. Klessig was a stockbroker for four years with A.G. Edwards and Sons Inc., now Wells Fargo Investment Advisors. Ms. Klessig holds a Bachelor in geology from Western State College, is a Certified Professional Geologist and a qualified person as defined by NI 43-101.

Newmarket Securities Held
Shares	Options	PSUs
Nil	Nil	Nil
Kirkland Securities Held
Shares	Options	DSUs	PSUs	RSUs
15,000	Nil	10,089	Nil	Nil
Combined Company Securities Held (on a post- Consolidation basis)
Shares	Options	DSUs	PSUs	RSUs
15,000	Nil	10,089	Nil	Nil

Barry Olson, MSc. Arizona, United States Kirkland Director since October 22, 2014 Independent

Principal Occupation: Retired Mining Executive

Biography: Mr. Olson has a Bachelor of Science degree in Metallurgical Engineering and Masters of Science degree in Mining Engineering from the University of Idaho. He most recently served as Senior Vice President of Project Development at Gold Corp Inc. and served as its Vice President of Project Development from October 2008 to July 2010. He has over 17 years of progressive mining experience in both South America and the United States and has extensive experience in design, construction and managing mines in Nevada, California, Chile and Argentina.

Newmarket Securities Held
Shares	Options	PSUs
Nil	Nil	Nil
Kirkland Securities Held
Shares	Options	DSUs	PSUs	RSUs
5,000	150,000	10,089	Nil	Nil
Combined Company Securities Held (on a post- Consolidation basis)
Shares	Options	DSUs	PSUs	RSUs
5,000	150,002	10,089	Nil	Nil

Jeffrey Parr, CPA Ontario, Canada Kirkland Director since October 22, 2014 Independent

Principal Occupation: Retired Mining Executive

Biography: Mr. Parr, a Chartered Professional Accountant (CPA, CA 1984), received his Master of Business Administration degree from McMaster University in 1982 and a Bachelor of Arts in Economics from the University of Western Ontario in 1979. He has over 28 years of experience in the mining and service provider industries. Until his retirement on March 31, 2016, Mr. Parr was the Chief Financial Officer of Centerra Gold Inc. (TSX:CG). He joined Centerra in 2006 and was appointed Chief Financial Officer in 2008. From 1997 to 2006 he worked for Acres International as Chief Financial Officer, and from 1988 to 1997, he held progressively senior financial positions at WMC International Ltd. ultimately serving as the company’s Executive Vice President.

Mr. Parr is a member of the Canadian Institute of Chartered Professional Accountants, Financial Executives International (FEI Canada) and the Institute of Chartered Professional Accountants of Ontario. Mr. Parr has also served as Director and Vice Chair of the Oakville Economic Development Alliance from 2002 to 2007 and was a member of its Executive Committee. He has also been a member of the Board of Directors of the Mining Association of Canada.

Newmarket Securities Held
Shares	Options	PSUs
Nil	Nil	Nil
Kirkland Securities Held
Shares	Options	DSUs	PSUs	RSUs
5,000	150,000	10,089	Nil	Nil
Combined Company Securities Held (on a post- Consolidation basis)
Shares	Options	DSUs	PSUs	RSUs
5,000	150,000	10,089	Nil	Nil

Eric Sprott, FCPA, FCA Ontario, Canada Kirkland Non-Executive Chairman and Director since February 20, 2015 Independent

Principal Occupation: Chairman, Sprott Inc.

Biography: Mr. Sprott is a renowned and respected leader in the investment community and one of the world’s premiere gold and silver investors with over 40 years of experience in the investment industry. Mr. Sprott entered the investment industry as a research analyst at Merrill Lynch and Company Inc. In 1981, he founded Sprott Securities (a predecessor to Sprott Securities Inc., now Cormark Securities Inc.). After establishing Sprott Asset Management Inc. in December 2001 as a separate entity, he divested his entire stake in Sprott Securities Inc. to its employees. From 2008 until September 2010, Mr. Sprott served as the Chief Executive Officer of Sprott Inc., before stepping down to focus on his roles as Chairman of the Board of Sprott Inc., Chief Investment Officer of Sprott Inc. and Senior Portfolio Manager of Sprott Asset Management LP. On January 20, 2015, as part of his transition away from day-to-day fund management, Mr. Sprott stepped down from his roles with Sprott Inc. and Sprott Asset Management LP.

Over the course of his career, Mr. Sprott has received numerous industry awards and, in 2012, he was awarded the Queen Elizabeth II Diamond Jubilee Medal by the Governor General. In 2013 he was appointed as a Member of the Order of Canada. Mr. Sprott graduated with a Bachelor of Commerce from Carleton University in 1965 and was awarded an Honorary Doctorate from Carleton University in 2003. He received his Chartered Accountant designation in 1968 and was awarded the FCA designation in 2011. He has been elected Fellow of the Chartered Professional Accountants of Ontario (FCPA, FCA), a designation reserved for those who demonstrate outstanding career achievements and service to the community and profession.

Newmarket Securities Held
Shares	Options	PSUs
23,941,896	Nil	Nil
Kirkland Securities Held
Shares	Options	DSUs	PSUs	RSUs
7,851,119	150,000	10,089	Nil	Nil
Combined Company Securities Held (on a post- Consolidation basis)
Shares	Options	DSUs	PSUs	RSUs
19,223,656	150,002	10,089	Nil	Nil

Raymond Threlkeld, Virginia, United States Newmarket Director and Non-Executive Chairman since July 10, 2015 Independent

Principal Occupation: Corporate Director and Consultant

Biography: Mr. Threlkeld is a seasoned mining professional with more than 32 years of experience in mineral exploration, mine operations and construction and executive management. Most recently Mr. Threlkeld was President and Chief Executive Officer of Rainy River Resources that was developing the 4.0 million ounce Rainy River gold deposit in Ontario. New Gold purchased Rainy River for $310 million in 2013.

From 2006 to 2009 Mr. Threlkeld led a team that acquired, developed and put into operation the Mesquite gold mine in California with Western Goldfields subsequently being purchased by New Gold for $314 million in 2009. From 1996 to 2004 Mr. Threlkeld held a variety of senior executive positions with Barrick Gold Corporation rising to the position of Vice President, Project Development. During Mr. Threlkeld’s tenure at Barrick he was responsible for placing more than 30 million ounces of gold resources into production in Africa, South America and Australia. Among his accomplishments were the Pierina Mine in Peru, Bulyanhulu Mine in Tanzania, Veladero Mine in Argentina, Lagunas Norte Mine in Peru and the Cowel Mine in Australia. Mr. Threlkeld holds a B.Sc. degree in Geology from the University of Nevada.

Newmarket Securities Held
Shares	Options		PSUs
503,300	1,560,000		50,000
Kirkland Securities Held
Shares	Options	DSUs	PSUs	RSUs
Nil	Nil	Nil	Nil	Nil
Combined Company Securities Held (on a post- Consolidation basis)
Shares	Options	DSUs	PSUs	RSUs
239,067	741,000	Nil	23,750	Nil

After giving effect to the Arrangement, it is expected that the number of New Newmarket Shares beneficially owned, directly or indirectly, or over which control or direction will be exercised, by the proposed directors and officers of the Combined Company and their associates and affiliates, on a post- Consolidation basis, will be an aggregate of approximately 19,660,742 New Newmarket Shares representing approximately 9.72% of the 202,244,868 New Newmarket Shares anticipated to be outstanding following completion of the Arrangement and the Consolidation.

THE ARRANGEMENT AGREEMENT

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the principal terms of the Arrangement Agreement and Plan of Arrangement. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which is incorporated by reference herein and has been filed by Kirkland and Newmarket on their respective SEDAR profiles at www.sedar.com, and to the Plan of Arrangement, which is attached as APPENDIX D to this Circular.

On September 29, 2016, Kirkland and Newmarket agreed to merge the two companies and entered into the Arrangement Agreement. Pursuant the Arrangement Agreement, Kirkland and Newmarket agreed that, subject to the terms and conditions set forth therein, Kirkland will amalgamate with Subco to create Amalco, which will be a wholly-owned subsidiary of Newmarket, and Kirkland Shareholders (other than Dissenting Kirkland Shareholders) will receive 2.1053 Newmarket Shares on a pre-Consolidation basis (approximately one New Newmarket Share on a post-Consolidation basis) as consideration for each Kirkland Share held. Concurrently with the closing of the Arrangement, the Combined Company will undertake a 0.475 for 1 share consolidation (the “Consolidation”), subject to the approval of the Newmarket Shareholders. Under the Arrangement Agreement, Kirkland has agreed to, among other things, call the Kirkland Meeting to seek approval of Kirkland Shareholders for the Arrangement Resolution and, if approved, apply to the Court for the Final Order, and Newmarket has agreed to, among other things, call the Newmarket Meeting to seek approval of Newmarket Shareholders of the Newmarket Resolutions and the Board Delegation Resolution. The terms of the Arrangement Agreement are the result of arm’s length negotiations conducted between representatives of the Newmarket Board and the Kirkland Board and their respective advisors.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by Kirkland to Newmarket and representations and warranties made by Newmarket to Kirkland. Those representations and warranties were made solely for the purposes of the Arrangement Agreement and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating its terms. Moreover, some of the representations and warranties contained in the Arrangement Agreement are subject to a contractual standard of materiality (including a Material Adverse Effect) that is different from that generally applicable to the public disclosure to Kirkland Shareholders or Newmarket Shareholders, as the case may be, or those standards used for the purpose of allocating risk between parties to an agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties provided by Kirkland in favour of Newmarket relate to, among other things: (a) organization and corporate capacity; (b) ownership of subsidiaries; (c) qualification to do business; (d) no dissolution; (e) authority to enter into the Arrangement Agreement and perform obligations thereunder; (f) the execution and delivery of the Arrangement Agreement and the performance by it of its obligations thereunder not (A) resulting in certain violations, conflicts or breaches, (B) giving rise to any termination or acceleration of indebtedness, or (C) resulting in creation of encumbrances, giving rise to any rights of first refusal or rights of first offer or triggering any change of control provisions; (g) third party consent requirements; (h) capitalization; (i) compliance with filing requirements in accordance with all applicable Securities Laws; (j) the accuracy of the books, records and accounts; (k) financial statements; (l) auditors; (m) absence of certain material changes or events since December 31, 2015; (n) absence of any claims or proceedings; (o) internal controls and financial reporting; (p) absence of undisclosed liabilities; (q) absence of off-balance sheet arrangements; (r) tax related matters; (s) enforceability, the performance of all obligations and absence of breaches under material contracts; (t) absence of related party transactions; (u) absence of brokerage fees in connection with the Arrangement; (v) insurance matters; (w) possession of necessary authorizations; (x) compliance with Laws, including anti-bribery and money laundering Laws; (y) intellectual property rights; (z) operational matters; (aa) Authorizations; (bb) interest and title to the Kirkland properties; (cc) expropriation; (dd) NI 43-101 disclosure; (ee) description of the Kirkland properties; (ff) environmental matters; (gg) absence of claims by native, indigenous or other aboriginal groups; (hh) absence of disputes with non-governmental organizations, communities or community groups; (ii) absence of any restrictions on business activities; (jj) employee plans, employment and labour matters; (kk) health and safety matters; (ll) employment withholdings; (mm) absence of arrangements with securityholders; (nn) United States Securities Laws matters; (oo) the receipt of the Kirkland Fairness Opinions; and (pp) the approval of the Arrangement Agreement by the Kirkland Special Committee and the Kirkland Board.

The representations and warranties provided by Newmarket in favour of Kirkland relate to, among other things: (a) organization and corporate capacity; (b) ownership of subsidiaries; (c) qualification to do business; (d) no dissolution; (e) authority to enter into the Arrangement Agreement and perform obligations thereunder; (f) the execution and delivery of the Arrangement Agreement and the performance by it of its obligations thereunder not (A) resulting in certain violations, conflicts or breaches, (B) giving rise to any termination or acceleration of indebtedness, or (C) resulting in creation of encumbrances, giving rise to any rights of first refusal or rights of first offer or triggering any change of control provisions; (g) regulatory approvals and consents; (h) third party consent requirements; (i) capitalization; (j) compliance with filing requirements in accordance with all applicable Securities Laws; (k) the valid issuance of the Newmarket Shares to be issued as consideration for Kirkland Shares pursuant to the Arrangement; (l) the accuracy of the books, records and accounts; (m) financial statements; (n) absence of certain material changes or events since December 31, 2015; (o) absence of any claims or proceedings; (p) internal controls and financial reporting; (q) absence of undisclosed liabilities; (r) absence of off-balance sheet arrangements; (s) tax related matters; (t) enforceability, the performance of all obligations and absence of breaches under material contracts; (u) absence of related party transactions; (v) absence of brokerage fees in connection with the Arrangement; (w) insurance matters; (x) possession of necessary authorizations; (y) compliance with Laws, including anti-bribery and money laundering Laws; (z) intellectual property rights; (aa) operational matters; (bb) Authorizations; (cc) interest and title to the Newmarket properties; (dd) expropriation; (ee) NI 43-101 disclosure; (ff) description of the Newmarket properties; (gg) environmental matters; (hh) absence of claims by native, indigenous or other aboriginal groups; (ii) absence of disputes with non-governmental organizations, communities or community groups; (jj) absence of any restrictions on business activities; (kk) employee plans, employment and labour matters; (ll) health and safety matters; (mm) employment withholdings; (nn) absence of arrangements with securityholders; (oo) United States Securities Laws matters; (pp) the receipt of the Newmarket Fairness Opinion; and (qq) the approval of the Arrangement Agreement by the Newmarket Board.

Conditions Precedent to the Arrangement

Mutual Conditions

The obligations of the Parties to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived in whole or in part with the mutual consent of Kirkland and Newmarket:

•	the Arrangement Resolution will have been approved and adopted at the Kirkland Meeting in accordance with the Interim Order;

•	the Share Issuance Resolution will have been approved and adopted by the Newmarket Shareholders at the Newmarket Meeting;

•

the Interim Order and the Final Order will each have been obtained on terms consistent with the Arrangement Agreement and will not have been set aside or modified in a manner unacceptable to either of Kirkland and Newmarket, acting reasonably, on appeal or otherwise;

•

there will have been no action taken under any applicable Law or by any Governmental Entity which make it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Arrangement;

•	Key Regulatory Approvals will have been obtained; and

•

the Newmarket Shares to be issued as consideration for Kirkland Shares pursuant to the Arrangement and Replacement Securities (but not the issuance of any underlying securities) to be issued pursuant to the Arrangement will be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof based on the Court’s approval of the Arrangement and compliance with the requirements under the applicable U.S. Securities Laws, provided however, that Kirkland will not be entitled to rely on the provisions of this condition in failing to complete the transactions contemplated by the Arrangement Agreement in the event that Kirkland fails to advise the Court prior to the hearing in respect of the Interim Order, as required by the terms of the foregoing exemptions, that Newmarket will rely on the foregoing exemption based on the Court approval of the Arrangement.

Additional Conditions in Favour of Newmarket

The obligation of Newmarket to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent at or before the Effective Time (each of which is for the exclusive benefit of Newmarket and may be waived by Newmarket in whole or in part at any time):

•

all covenants of Kirkland under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Newmarket will have been duly performed by Kirkland in all material respects and Newmarket will have received a certificate of Kirkland addressed to Newmarket and dated the Effective Date, signed on behalf of Kirkland by two of its senior executive officers (on Kirkland’s behalf and without personal liability), confirming the same as of the Effective Date;

•

the representations and warranties of Kirkland set forth in the Arrangement Agreement will be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect; and Newmarket will have received a certificate of Kirkland addressed to Newmarket and dated the Effective Date, signed on behalf of Kirkland by two senior executive officers of Kirkland (on Kirkland’s behalf and without personal liability), confirming the same as at the Effective Time;

•

there will not have occurred a Material Adverse Effect that has not been publicly disclosed by Kirkland prior to the date of the Arrangement Agreement or disclosed to Newmarket in writing prior to the date of the Arrangement Agreement, and since the date of the Arrangement Agreement, there will not have occurred a Material Adverse Effect; and

•

there will be no suit, action or proceeding by any Governmental Entity or any other person that has resulted in an imposition of material limitations on the ability of Newmarket to acquire or hold, or exercise full rights of ownership of, any Kirkland Shares.

Additional Conditions in Favour of Kirkland

The obligation of Kirkland to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent at or before the Effective Time (each of which is for the exclusive benefit of Kirkland and may be waived by Kirkland in whole or in part at any time):

•

all covenants of Newmarket under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Kirkland will have been duly performed by Newmarket in all material respects and Kirkland will have received a certificate of Newmarket addressed to Kirkland and dated the Effective Date, signed on behalf of Newmarket by two of its senior executive officers (on Newmarket’s behalf and without personal liability), confirming the same as of the Effective Date;

•

the representations and warranties of Newmarket set forth in the Arrangement Agreement will be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect; and Kirkland will have received a certificate of Newmarket addressed to Kirkland and dated the Effective Date, signed on behalf of Newmarket by two senior executive officers of Newmarket (on Newmarket’s behalf and without personal liability), confirming the same as at the Effective Time;

•

there will not have occurred a Material Adverse Effect that has not been publicly disclosed by Newmarket prior to the date of the Arrangement Agreement or disclosed to Kirkland in writing prior to the date of the Arrangement Agreement, and since the date of the Arrangement Agreement, there will not have occurred a Material Adverse Effect;

•

Kirkland will have received from Newmarket satisfactory evidence of the conditional approval for listing of the Newmarket Shares to be issued as consideration for Kirkland Shares pursuant to the Arrangement on the TSX, subject only to customary listing conditions of the TSX;

•

Newmarket will, following receipt by Kirkland of the Final Order deposit in escrow with the Depositary sufficient Newmarket Shares to satisfy the issuance of the Newmarket Shares to the Kirkland Shareholders; and the Depositary will have confirmed receipt of the Consideration;

•

the Name Change Resolution, the Consolidation Resolution, the Newmarket Board Resolution and the election of each of the Board Nominees will have been approved and adopted at the Newmarket Meeting; and

•	holders of no more than 5% of the Kirkland Shares will have exercised, and at the date of the Kirkland Meeting, have not withdrawn, Dissent Rights.

Covenants

In the Arrangement Agreement, each of Kirkland and Newmarket has agreed to certain covenants, including customary affirmative and negative covenants relating to the operation of their respective businesses, and using commercially reasonable efforts to satisfy the conditions precedent to their respective obligations under the Arrangement Agreement.

The Parties will, and will cause each of its subsidiaries to, conduct their respective business in the ordinary course consistent with past practice and use its commercially reasonable efforts to (i) preserve intact the present business organization, assets and goodwill, (ii) maintain its real property interests in good standing, (iii) keep available the services of present directors, officers and senior employees, and (iv) preserve intact the material relationships with suppliers, senior employees, consultants, customers and others having business relationships with it.

Covenants of Kirkland Regarding the Conduct of Business

Without limiting the generality of the foregoing, Kirkland will not, without the prior written consent of Newmarket:

•

issue, sell, pledge, lease, dispose of or encumber, or agree to issue, sell, pledge, lease, dispose of or encumber, any Kirkland Shares or any securities convertible into Kirkland Shares, other than in connection with the exercise, in accordance with their respective terms, of outstanding Kirkland Options or other convertible securities or except as provided for in the Arrangement Agreement, amend, extend or terminate, or agree to amend, extend or terminate, any of the terms of, or agreements governing, any of the outstanding Kirkland Options or other convertible securities;

•

amend or propose to amend its articles, by-laws or other constating documents or split, consolidate or reclassify, or propose to split, consolidate or reclassify, any of the Kirkland Shares or undertake or propose to undertake any other capital reorganization or change in Kirkland Shares, any other of its securities or its share capital;

•	sell, pledge, lease, dispose of or encumber any assets, rights or properties, except in the ordinary course of business consistent with past practice;

•

acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any company, partnership or other business organization or division, or incorporate or form, or agree to incorporate or form, any company, partnership or other business organization or make or agree to make any investment either by purchase of shares or securities, contributions of capital, property transfer or purchase of, any property or assets of any other person, company, partnership or other business organization;

•	except as contemplated by the Arrangement Agreement, pursue any corporate acquisition, merger or make any other material change to its business or affairs;

•	enter into or complete any transaction not in the ordinary course of business consistent with past practice or in accordance with plans disclosed to Newmarket;

•

subject to applicable Law, fail to notify Newmarket immediately orally and then promptly in writing of any material change (within the meaning of the Securities Act (Ontario)) in relation to Kirkland and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

•	enter into or agree to the terms of any material joint venture or similar agreement, arrangement or relationship;

•

incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligation of any other person or make any loans, capital contribution, investments or advances, except in the ordinary course of business;

•	engage in any transaction with any related parties other than in the ordinary course of business consistent with past practice;

•

waive, release, grant or transfer any rights of value or modify or change in any material respect any existing Kirkland material contract, material Authorization or other material document, without first advising Newmarket and obtaining Newmarket’s consent and direction, acting reasonably, as to any action to be taken in that regard, and forthwith taking any action directed by Newmarket, acting reasonably, other than in the ordinary course of business;

•

other than as disclosed to Newmarket, enter into or modify any employment, consulting, severance, or similar agreements or arrangements with, or grant any bonuses, salary or fee increases, severance or termination pay to, any officers or directors or, in the case of employees or consultants who are not officers or directors, take any action other than in the ordinary, regular and usual course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary or fee increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date of the Arrangement;

•	enter into or adopt any shareholder rights plan or similar agreement or arrangement;

•

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;

•

commence, settle or assign any rights relating to or any interest in any litigation, proceeding, claim, action, assessment or investigation that is material to Kirkland and involving Kirkland or its material assets without the prior written consent of Newmarket;

•	fail to duly and timely file all material forms, reports, schedules, statements and other documents required to be filed pursuant to any applicable Laws;

•	make any changes to existing accounting policies or internal controls other than as required by applicable Law or by IFRS;

•

except as required by Law, change any method of reporting income, deductions or Tax accounting, make or change any material Tax election, file any materially amended Tax returns, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment, or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

•

take any action that could reasonably be expected to interfere with or be inconsistent with the completion of the Arrangement or the transactions contemplated in the Arrangement Agreement or which would render, or which may reasonably be expected to render, untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect any of the representations and warranties of Kirkland set forth in the Arrangement Agreement;

•

(i) offer, promise, pay, authorize or take up any act in furtherance of any offer, promise, payment or authorization or payment of anything of value, directly or indirectly, to any Governmental Entity for the purpose of securing discretionary action or inaction or a decision of a Governmental Entity, influence over discretionary action of a Governmental Entity, or any improper advantage; or (ii) take any action which is otherwise inconsistent with or prohibited by the substantive prohibitions or requirements of anti-bribery Laws of any jurisdiction prohibiting corruption, bribery, money laundering, in connection with any of their business; or

•	announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing.

Covenants of Kirkland Relating to the Arrangement

Kirkland will, and will cause its subsidiaries to, use reasonable commercial efforts to perform all obligations required to be performed by Kirkland or any of its subsidiaries under the Arrangement Agreement, co-operate with Newmarket and do all such other acts and things as may be necessary or desirable in order to consummate the Arrangement and Kirkland will and, where applicable, will cause its subsidiaries to:

•

apply for and use commercially reasonable effort to obtain all Key Regulatory Approvals relating to Kirkland that are required or deemed by Kirkland to be advisable and keep Newmarket reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals;

•

use commercially reasonable efforts to provide such information to Newmarket, as may be deemed necessary or desirable by Newmarket, acting reasonably, in connection with any Key Regulatory Approvals to be obtained by Newmarket;

•	use commercially reasonable efforts to obtain all third party consents, approvals and notices required under the Arrangement Agreement;

•

use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against Kirkland challenging or affecting the Arrangement Agreement or the consummation of the Arrangement;

•

not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Kirkland to consummate the Arrangement;

•	provide such assistance as may be reasonably requested by Newmarket for the purposes of completing the Newmarket Meeting; and

•	use commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement and take all steps set forth in the Interim Order.

Covenants of Newmarket Regarding the Conduct of Business

Without limiting the generality of the foregoing, Newmarket will not, without the prior written consent of Kirkland:

•

issue, sell, pledge, lease, dispose of or encumber, or agree to issue, sell, pledge, lease, dispose of or encumber, any Newmarket Shares or any securities convertible into Newmarket Shares, other than in connection with the exercise, in accordance with their respective terms, of outstanding Newmarket Options or other convertible securities or except as provided for in the Arrangement Agreement, amend, extend or terminate, or agree to amend, extend or terminate, any of the terms of, or agreements governing, any of the outstanding Newmarket Options or other convertible securities;

•	except as contemplated by the Arrangement Agreement, amend, vary or modify the Newmarket Option Plan, the Newmarket PSU Plan or any Newmarket Options or Newmarket PSUs;

•

except as contemplated by the Arrangement Agreement, amend or propose to amend its articles, by-laws or other constating documents or split, consolidate or reclassify, or propose to split, consolidate or reclassify, any of the Newmarket Shares, or undertake or propose to undertake any other capital reorganization or change in Newmarket Shares, any other of its securities or its share capital;

•	redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Newmarket;

•	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Newmarket;

•	sell, pledge, lease, dispose of or encumber any assets, rights or properties, except in the ordinary course of business consistent with past practice;

•

acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any company, partnership or other business organization or division, or incorporate or form, or agree to incorporate or form, any company, partnership or other business organization or make or agree to make any investment either by purchase of shares or securities, contributions of capital, property transfer or purchase of, any property or assets of any other person, company, partnership or other business organization;

•	except as contemplated by the Arrangement Agreement, pursue any corporate acquisition, merger or make any other material change to its business or affairs;

•	enter into or complete any transaction not in the ordinary course of business consistent with past practice or in accordance with plans disclosed to Kirkland;

•

subject to applicable Law, fail to notify Kirkland immediately orally and then promptly in writing of any material change (within the meaning of the Securities Act (Ontario)) in relation to Newmarket and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

•	enter into or agree to the terms of any joint venture or similar agreement, arrangement or relationship;

•

incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligation of any other person or make any loans, capital contribution, investments or advances except in the ordinary course of business;

•

pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Newmarket’s financial statements, incurred in the ordinary course of business consistent with past practice or of fees, expenses and other charges of the Newmarket Board, advisors and service providers which are or become payable in connection with the Arrangement;

•	engage in any transaction with any related parties other than in the ordinary course of business consistent with past practice;

•

waive, release, grant or transfer any rights of value or modify or change in any material respect any existing Newmarket material contract, material Authorization or other material document, without first advising Kirkland and obtaining Kirkland’s consent and direction, acting reasonably, as to any action to be taken in that regard, and forthwith taking any action directed by Kirkland, acting reasonably;

•

enter into or modify any employment, consulting, severance, or similar agreements or arrangements with, or grant any bonuses, salary or fee increases, severance or termination pay to, any officers or directors or, in the case of employees or consultants who are not officers or directors, take any action other than in the ordinary, regular and usual course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary or fee increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date of the Arrangement Agreement provided, however, that those employees or consultants of Newmarket who are, under their existing employment or consulting agreements entitled to change of control, severance, termination or other payments upon completion of the Arrangement will be offered such payments as disclosed to Kirkland;

•	enter into or adopt any shareholder rights plan or similar agreement or arrangement;

•

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;

•

commence, settle or assign any rights relating to or any interest in any litigation, proceeding, claim, action, assessment or investigation that is material to Newmarket and involving Newmarket or its material assets without the prior written consent of Kirkland;

•	fail to duly and timely file all material forms, reports, schedules, statements and other documents required to be filed pursuant to any applicable Laws;

•	make any changes to existing accounting policies or internal controls other than as required by applicable Law or by IFRS;

•

except as required by Law, change any method of reporting income, deductions or Tax accounting, make or change any material Tax election, file any materially amended Tax returns, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment, or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

•

take any action that could reasonably be expected to interfere with or be inconsistent with the completion of the Arrangement or the transactions contemplated in the Arrangement Agreement or which would render, or which may reasonably be expected to render, untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect any of the representations and warranties of Newmarket set forth in the Arrangement Agreement;

•

(i) offer, promise, pay, authorize or take up any act in furtherance of any offer, promise, payment or authorization or payment of anything of value, directly or indirectly, to any Governmental Entity for the purpose of securing discretionary action or inaction or a decision of a Governmental Entity, influence over discretionary action of a Governmental Entity, or any improper advantage; or (ii) take any action which is otherwise inconsistent with or prohibited by the substantive prohibitions or requirements of the anti-bribery Laws of any jurisdiction prohibiting corruption, bribery, money laundering, in connection with any of their business; or

•	announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing.

Covenants of Newmarket Relating to the Arrangement

Newmarket will, and will cause its subsidiaries to, use reasonable commercial efforts to perform all obligations required to be performed by Newmarket or any of its subsidiaries under the Arrangement Agreement, co-operate with Kirkland and do all such other acts and things as may be necessary or desirable in order to consummate the Arrangement and Newmarket will and, where applicable, will cause its subsidiaries to:

•

apply for and use commercially reasonable effort to obtain all Key Regulatory Approvals relating to Newmarket that are required or deemed by Kirkland to be advisable and keep Kirkland reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals;

•

use commercially reasonable efforts to provide such information to Kirkland, as may be deemed necessary or desirable by Kirkland, acting reasonably, in connection with any Key Regulatory Approvals to be obtained by Kirkland;

•	use commercially reasonable efforts to obtain all third party consents, approvals and notices required under the Arrangement Agreement;

•

use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against Newmarket challenging or affecting the Arrangement Agreement or the consummation of the Arrangement;

•

not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Newmarket to consummate the Arrangement;

•

until the earlier of the Effective Time and termination of the Arrangement Agreement in accordance with its terms, subject to applicable Law, use commercially reasonable efforts to make available and cause to be made available to Kirkland, and its Representatives, information reasonably requested by Kirkland for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Newmarket and Kirkland following the Effective Date;

•	provide such assistance as may be reasonably requested by Kirkland for the purposes of completing the Kirkland Meeting;

•	use commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement;

•

subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement and applicable Laws, prior to the Effective Date pay to the Depositary the aggregate Consideration to be paid pursuant to the Arrangement;

•

use commercially reasonable efforts to have the Newmarket Shares to be issued as consideration for Kirkland Shares pursuant to the Arrangement listed and posted for trading on the TSX following the closing of the Arrangement;

•

take such action as is necessary, in accordance with the Newmarket Option Plan, to cause all unvested Newmarket Options held by any director, officer or employee of Newmarket, to vest on the Effective Date, and any Options held by (A) any director, officer or employee of Newmarket that will not continue as a director, officer or employee of Newmarket following the Effective Date shall be exercisable until the earlier of: (i) 12 months following the Effective Date; and (ii) the expiry date of such Newmarket Options; (B) any director, officer or employee of Newmarket that will continue as a director, officer or employee of Newmarket following the Effective Date will be exercisable until the expiry date of such Newmarket Options; and

•

take such action as is necessary, in accordance with the Newmarket PSU Plan, to cause all unvested Newmarket PSUs to vest as of the Effective Date and to entitle the holders thereof to defer receipt of the Newmarket Shares underlying the Newmarket PSUs for up to one year from the Effective Date.

Mutual Covenant Regarding Acquisition Proposal

Except as expressly provided in the Arrangement Agreement, each Party agrees that it will not, and will not authorize or permit any of its Representatives, directly or indirectly, to:

•

make, solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing information, permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding) any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably be expected to lead to an Acquisition Proposal;

•

participate in any discussions or negotiations with any person regarding an Acquisition Proposal, provided however that a Party may communicate and participate in discussions with a third party for the purpose of (A) clarifying the terms of any proposal in order to determine if it may reasonably be expected to result in a Superior Proposal; and (B) advising such third party that an Acquisition Proposal does not constitute a Superior Proposal and cannot reasonably be expected to result in a Superior Proposal;

•

agree to, endorse, approve, recommend or remain neutral with respect to any, Acquisition Proposal or potential Acquisition Proposal, it being understood that publicly taking no position or a neutral position with respect to any Acquisition Proposal for a period of no more than five business days after such Acquisition Proposal has been publicly announced shall not be deemed to be a violation of this covenant, provided that the Kirkland Board or Newmarket Board, as applicable, has rejected such Acquisition Proposal and affirmed their recommendation of the Arrangement prior to the end of such five business day period;

•	make a Change in Recommendation; or

•

accept or enter into, or publicly propose to accept or enter into any arrangement, letter of intent, memorandum of understanding, agreement in principle or agreement related to any Acquisition Proposal.

Notification of Acquisition Proposals

Each Party will promptly (and in any event within 24 hours) notify the other Party, at first orally and then in writing, of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal or any request for non-public information relating to such Party or any of its subsidiaries. Such notice will include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the person making such proposal, inquiry or offer and provide such other details of the proposal, inquiry or offer as the other Party may reasonably request. Each Party will promptly keep the other Party fully informed of the status, including any changes to the material terms, of such proposal, inquiry or offer.

Responding to Acquisition Proposals

Notwithstanding any other provision of the Arrangement Agreement, if at any time following the date of the Arrangement Agreement and prior to obtaining the approval of such Party’s shareholders at the Kirkland Meeting or Newmarket Meeting, as applicable, a Party that receives a request for material non-public information, or to enter into discussions, from a person that proposes to such Party an unsolicited bona fide written Acquisition Proposal that did not result from a breach of the covenants regarding Acquisition Proposals in the Arrangement Agreement and that its Board determines in good faith after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal may reasonably be expected to lead to a Superior Proposal; then such Party may: (i) provide the person making such Acquisition Proposal with access to material non-public information regarding such Party and its subsidiaries; and/or (ii) enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal, provided that such Party shall not, and shall not allow any of its subsidiaries or Representatives to disclosure any non-public information with respect to such Person without having (A) entered into a confidentiality and standstill agreement on substantially the same terms as the other Party’s Confidentiality Agreement, including a standstill provision at least as stringent as contained in the Confidentiality Agreement, and provided a copy of such confidentiality and standstill agreement promptly upon execution to the other Party; and (B) provided to the other Party a list of and access to the information made or to be made available to such Person. Any such confidentiality and standstill agreement may not include any provision calling for an exclusive right to negotiate with such Party and may not restrict such Party or any of its subsidiaries from complying with the covenants regarding Acquisition Proposals in the Arrangement Agreement.

Right to Match

If a Party has complied with the covenants regarding Acquisition Proposals in the Arrangement Agreement, such Party (the “Terminating Party”) may accept, approve or enter into any agreement, understanding or arrangement (a “Proposed Agreement”) in respect of a Superior Proposal (other than a confidentiality agreement permitted by the Arrangement Agreement) received prior to the date of approval of the Arrangement and the transactions contemplated by the Arrangement Agreement by the Terminating Party’s shareholders and terminate the Arrangement Agreement, if and only if:

•	the Board of the Party in receipt of the Acquisition Proposal determines, in good faith, that the Acquisition Proposal constitutes a Superior Proposal;

•

the Terminating Party has provided the other Party (the “Responding Party”) with notice (“Superior Proposal Notice”) in writing, that there is a Superior Proposal, together with all documentation relating to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, at least five business days prior to the proposed acceptance, approval or execution of the Proposed Agreement by the Terminating Party;

•

a period (the “Response Period”) of five business days has elapsed from the date on which the Responding Party received the Superior Proposal Notice and, if the Responding Party has proposed to amend the terms of the Arrangement in accordance with the Arrangement Agreement, the Kirkland Board or the Newmarket Board, as applicable, shall have determined, in good faith, after consultation with its financial advisor and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Arrangement by the Responding Party;

•	the Terminating Party concurrently terminates the Arrangement Agreement; and

•	the Terminating Party has previously paid, or concurrently pays, to the Responding Party the Kirkland Termination Payment or the Newmarket Termination Payment, as applicable.

During the Response Period, the Responding Party will have the right, but not the obligation, to offer to amend the Arrangement Agreement and the Plan of Arrangement. The Board of the Terminating Party will review any such offer by the Responding Party to amend the Arrangement Agreement and the Plan of Arrangement in good faith in order to determine whether the Acquisition Proposal to which the Responding Party is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by the Responding Party to be amended. If the Board of the Terminating Party determines that the Acquisition Proposal no longer constitutes a Superior Proposal, such board of directors will cause the Terminating Party to enter into an amendment to the Arrangement Agreement with the Responding Party incorporating the amendments to the Arrangement Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement by the prompt issuance of a press release to that effect.

Each successive material modification of any Acquisition Proposal will constitute a new Acquisition Proposal for the purposes of the Arrangement Agreement and the Responding Party will be afforded a new Response Period and the rights afforded in the Arrangement Agreement in respect of each such Acquisition Proposal.

Where at any time within ten days before the Kirkland Meeting or the Newmarket Meeting, as applicable, the Terminating Party has provided the Responding Party with a Superior Proposal Notice and the Response Period has not elapsed, then, subject to applicable Laws, the Terminating Party may, or at the Responding Party’s request, will, postpone or adjourn the Kirkland Meeting or the Newmarket Meeting, as applicable, to a date acceptable to the Responding Party, acting reasonably, which will not be later than ten days after the scheduled date of the Kirkland Meeting or the Newmarket Meeting, as applicable, and will, in the event that the Parties amend the terms of the Arrangement Agreement, ensure that the details of such amended agreement are communicated to the shareholders of the Terminating Party prior to the resumption of the adjourned or postponed meeting.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated at any time prior to the Effective Time in certain circumstances, including, as follows:

•	by mutual written agreement of Kirkland and Newmarket;

•	by either Kirkland or Newmarket, if:

•

the Effective Time has not occurred on or before the Outside Date, except that the right to terminate in this circumstance will not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

•

any Governmental Entity has issued an order decree or ruling or there will be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or otherwise restrains, enjoins or prohibits Kirkland or Newmarket from consummating the Arrangement (unless such order, decree, ruling or applicable Law has been withdrawn, reversed or otherwise made inapplicable) and such order, decree, ruling or applicable Law or enjoinment will have become final and non-appealable;

•	Kirkland Shareholder Approval will not have been obtained at the Kirkland Meeting in accordance with applicable Laws and the Interim Order; or

•	approval of the Newmarket Shareholders in respect of the Share Issuance Resolution will not have been obtained at the Newmarket Meeting in accordance with applicable Laws.

•	by Newmarket, if:

•

prior to the Effective Time: (i) the Kirkland Board makes a Change in Recommendation, (ii) Kirkland will have accepted or entered into or publicly proposed to accept or enter into (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement) a legally binding written agreement, arrangement or understanding with respect to an Acquisition Proposal, or (iii) Kirkland breaches the covenants regarding Acquisition Proposals in the Arrangement Agreement;

•

prior to the Effective Time, subject to the cure period in the Arrangement Agreement, a representation or warranty of Kirkland contained in the Arrangement Agreement (without regard to any materiality or Material Adverse Effect qualifications contained in them) will be inaccurate or will have become inaccurate, or a material failure to perform any covenant or agreement on the part of Kirkland set forth in the Arrangement Agreement will have occurred, in each case that would cause one or more mutual conditions precedent or conditions precedent in favour of Newmarket not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Newmarket is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions precedent or conditions precedent in favour of Kirkland not to be satisfied; or

•

at any time prior to receipt of the Newmarket Shareholder approval of the Share Issuance Resolution, Newmarket wishes to enter into a legally binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement), subject to compliance with the right to match provisions in the Arrangement Agreement, and provided that no termination will be effective unless and until Newmarket will have paid to Kirkland the Newmarket Termination Payment.

•	by Kirkland, if:

•

prior to the Effective Time, (i) the Newmarket Board makes a Change in Recommendation, (ii) Newmarket will have accepted or entered into or publicly proposed to accept or enter into (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement) a legally binding written agreement, arrangement or understanding with respect to an Acquisition Proposal, or (iii) Newmarket breaches the covenants regarding Acquisition Proposals in the Arrangement Agreement;

•

prior to the Effective Time, subject to the cure period in the Arrangement Agreement, a representation or warranty of Newmarket contained in the Arrangement Agreement (without regard to any materiality or Material Adverse Effect qualifications contained in them) will be inaccurate or will have become inaccurate, or a material failure to perform any covenant or agreement on the part of Newmarket set forth in the Arrangement Agreement will have occurred, in each case that would cause one or more mutual conditions precedent or conditions precedent in favour of Kirkland not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Kirkland is not then in breach of the Arrangement Agreement so as to cause any of such mutual conditions precedent or conditions precedent in favour of Newmarket not to be satisfied; or

•

at any time prior to receipt of the Kirkland Shareholder Approval, Kirkland wishes to enter into a legally binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement), subject to compliance with the right to match provisions in the Arrangement Agreement, and provided that no termination will be effective unless and until Kirkland will have paid to Newmarket the Kirkland Termination Payment.

Expenses

Except as otherwise provided in the Arrangement Agreement, Kirkland and Newmarket have agreed in the Arrangement Agreement that each Party will pay all costs and expenses incurred by such Party with respect to the Arrangement. The estimated costs to be incurred by each of Kirkland and Newmarket with respect to the Arrangement and related matters including, without limitation, financial advisory, proxy solicitation, accounting and legal fees, the costs of preparation, printing and mailing of this Circular and other related documents and agreements, and stock exchange and regulatory filing fees, are estimated to be approximately $15 million and $14 million, respectively.

Termination Payments

Kirkland Termination Payment

The Arrangement Agreement provides that Kirkland will pay the Kirkland Termination Payment to Newmarket upon the termination of the Arrangement Agreement as a result of the occurrence of any of the following events (each a “Kirkland Termination Payment Event”):

•	by Newmarket, if:

•

the Kirkland Board makes a Change in Recommendation (other than a Change in Recommendation by the Kirkland Board which resulted from the occurrence of a Material Adverse Effect in respect of Newmarket) ;

•

Kirkland will have accepted or entered into or publicly proposed to accept or enter into (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement) a legally binding written agreement, arrangement or understanding with respect to an Acquisition Proposal; or

•	Kirkland breaches the covenants regarding Acquisition Proposals in the Arrangement Agreement,

•

by Kirkland, if at any time prior to receipt of the Kirkland Shareholder Approval, Kirkland wishes to enter into a legally binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement), subject to compliance with the right to match provisions in the Arrangement Agreement;

•

by either Party, as a result of the Arrangement Resolution having failed to obtain the Kirkland Shareholder Approval at the Kirkland Meeting in accordance with applicable Laws and the Interim Order, but only if prior to such Kirkland Meeting, a bona fide Acquisition Proposal, or the intention to make a bona fide Acquisition Proposal with respect to Kirkland, has been publicly announced and not withdrawn and within twelve months following the date of such termination:

•	such Acquisition Proposal is consummated by Kirkland; or

•

Kirkland and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Kirkland Board approves or recommends such Acquisition Proposal and that transaction is consummated at any time thereafter, provided that, for the purposes of this Kirkland Termination Payment Event, the term “Acquisition Proposal” will have the meaning ascribed thereto in the “Glossary of Defined Terms” in this Circular, except that references to “20%” will be deemed to be references to “50%”.

Newmarket Termination Payment

The Arrangement Agreement provides that Newmarket will pay the Newmarket Termination Payment to Kirkland upon the termination of the Arrangement Agreement as a result of the occurrence of any of the following events (each a “Newmarket Termination Payment Event”):

•	by Kirkland, if:

•

the Newmarket Board makes a Change in Recommendation (other than a Change in Recommendation by the Newmarket Board which resulted from the occurrence of a Material Adverse Effect in respect of Kirkland);

•

Newmarket will have accepted or entered into or publicly proposed to accept or enter into (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement) a legally binding written agreement, arrangement or understanding with respect to an Acquisition Proposal; or

•	Newmarket breaches the covenants regarding Acquisition Proposals in the Arrangement Agreement,

•

by Newmarket, if at any time prior to receipt of the Newmarket Shareholder approval of the Share Issuance Resolution, Newmarket wishes to enter into a legally binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement), subject to compliance with the right to match provisions in the Arrangement Agreement; or

•

by either Party, as a result of the Newmarket Shareholders having failed to approve the Share Issuance Resolution at the Newmarket Meeting in accordance with applicable Laws, but only if prior to such Newmarket Meeting, a bona fide Acquisition Proposal, or the intention to make a bona fide Acquisition Proposal with respect to Newmarket, has been publicly announced and not withdrawn and within twelve months following the date of such termination:

•	such Acquisition Proposal is consummated by Newmarket; or

•

Newmarket and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Newmarket Board approves or recommends such Acquisition Proposal and that transaction is consummated at any time thereafter, provided that, for the purposes of this Newmarket Termination Payment Event, the term “Acquisition Proposal” will have the meaning ascribed thereto in the “Glossary of Defined Terms” in this Circular, except that references to “20%” will be deemed to be references to “50%”.

Termination Expense Reimbursement

In the event that either Kirkland or Newmarket, as applicable, terminates the Arrangement Agreement as a result of:

•	approval of the Newmarket Shareholders in respect of the Share Issuance Resolution not being obtained or the Kirkland Shareholder Approval not being obtained, as applicable; or

•

a representation or warranty of Newmarket or Kirkland, as applicable, contained in the Arrangement Agreement (without regard to any materiality or Material Adverse Effect qualifications contained in them) will be inaccurate or will have become inaccurate, or a material failure to perform any covenant or agreement on the part of Newmarket or Kirkland, as applicable, set forth in the Arrangement Agreement will have occurred, in each case that would cause one or more mutual conditions precedent or conditions precedent in favour of Kirkland or Newmarket, as applicable, not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, then Newmarket or Kirkland, as applicable, shall reimburse the other Party in respect of the expenses it has actually incurred in respect of the Arrangement and the Arrangement Agreement to a maximum of $1 million (the “Termination Expense Reimbursement”).

Amendments

The Plan of Arrangement and the Arrangement Agreement may, at any time and from time to time prior to the Effective Time, be amended by mutual written agreement of Kirkland and Newmarket, and any such amendment may, subject to the Interim Order and the Final Order, the Plan of Arrangement and applicable Law, without limitation:

•	change the time for performance of any of the obligations or acts of the Parties;

•	waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement;

•	waive compliance with or modify any of the covenants in the Arrangement Agreement and waive or modify the performance of any of the obligations of the Parties; and

•	waive compliance with or modify any mutual conditions precedent in the Arrangement Agreement.

REGULATORY MATTERS

Other than the Final Order, Competition Act Approval, FIRB Approval and the necessary conditional approval of the TSX having been obtained, Kirkland and Newmarket are not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought. Any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Kirkland and Newmarket currently anticipate that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date. Subject to receipt of the Kirkland Shareholder Approval at the Kirkland Meeting, receipt of the Newmarket Shareholder Approval at the Newmarket Meeting, receipt of the Final Order, receipt of Competition Act Approval and FIRB Approval and the satisfaction or waiver of all other conditions specified in the Arrangement Agreement, the Effective Date is expected to be on or about November 30, 2016.

Canadian Securities Law Matters

Each Kirkland Shareholder is urged to consult such Kirkland Shareholder’s professional advisors to determine the Canadian conditions and restrictions applicable to trades in the Newmarket Shares to be issued pursuant to the Arrangement.

Distribution and Resale of Newmarket Shares

The distribution of the Newmarket Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation and is exempt from or otherwise is not subject to the registration requirements under applicable securities legislation. The Newmarket Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) the trade is not a “control distribution” as defined National Instrument 45-102 - Resale of Securities of the Canadian Securities Administrators, (ii) no unusual effort is made to prepare the market or to create a demand for Newmarket Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling security holder is an insider or officer of Newmarket, the selling security holder has no reasonable grounds to believe that Newmarket is in default of applicable Securities Laws.

Multilateral Instrument 61-101

MI 61-101 regulates certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding “interested parties” or “related parties”, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” (as defined in MI 61-101) that terminate the interests of securityholders without their consent. MI 61-101 provides that, in certain circumstances, where a “related party” of an issuer (as defined in MI 61-101) is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement (such as the Arrangement), such transaction may be considered a “business combination” for the purposes of MI 61-101 and as a result such related party will be an “interested party” (as defined in MI-61-101) and the issuer may be subject to valuation and minority approval requirements. A “related party” includes directors, executive officers and shareholders holding over 10% of the issued and outstanding shares of the issuer.

A “collateral benefit” (as defined in MI 61-101) includes any benefit that a related party of Kirkland is entitled to receive as a consequence of the Arrangement, including without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancement in benefits related to services as an employee, director or consultant of Kirkland. MI 61-101 excludes from the meaning of collateral benefit a payment per security that is identical in amount and form to the entitlement of the general body of holders in Canada of securities of the same class, as well as certain benefits to a related party received solely in connection with the related party’s services as an employee or director of an issuer, of an affiliated entity of such issuer or of a successor to the business of such issuer where (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (d) either (i) at the time of the transaction the related party and his or her associated entities beneficially own, or exercise control or direction over, less than 1% of the outstanding securities of each class of equity securities of the issuer, or (ii) the related party discloses to an independent committee of the issuer the amount of consideration that he or she expects to be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities he or she beneficially owns and the independent committee acting in good faith determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party will receive pursuant to the terms of the transaction for the equity securities it beneficially owns, and the independent committee’s determination is disclosed in the disclosure document for the transaction.

Pursuant to the terms of the Arrangement, Eric Sprott, non-executive Chairman of the Kirkland Board, is expected to be appointed as non-executive Chairman of the Combined Company Board upon completion of the Arrangement. Since Mr. Sprott holds more than 1% of the outstanding Kirkland Shares, Mr. Sprott is considered an “interested party” (as defined in MI 61-101) in respect of the Arrangement as his appointment as Chairman of the Newmarket Board as a consequence of the Arrangement constitutes a collateral benefit for the purposes of MI 61-101.

As a result of the foregoing analysis, the minority approval requirements of MI 61-101 will apply in connection with the Arrangement and in addition to obtaining approval of the Arrangement Resolution by at least two-thirds of the votes cast on the Arrangement Resolution at the Kirkland Meeting by Kirkland Shareholders, present in person or represented by proxy and entitled to vote at the Kirkland Meeting, approval will also be sought from a simple majority of the votes cast at the Kirkland Meeting by the Kirkland Shareholders, present in person or represented by proxy at the Kirkland Meeting, excluding the votes cast by Mr. Sprott (and his related parties and joint actors).

As of the Record Date, Mr. Sprott and his related parties and joint actors held, or exercised control or direction over, directly or indirectly, 7,851,119 Kirkland Shares, 150,000 Kirkland Options and SAS Options and 10,089 Kirkland DSUs. As a result, a total of 7,851,119 Kirkland Shares (representing approximately 6.68 % of the issued and outstanding Kirkland Shares as at the Record Date) will be excluded from the “minority approval” vote to be conducted pursuant to MI 61-101.

As of the Record Date, Mr. Sprott and his related parties and joint actors held, exercised control or direction over, directly or indirectly, 23,941,896 Newmarket Shares (representing approximately 13.4% of the issued and outstanding Newmarket Shares on a non-diluted basis). Following completion of the Arrangement, Mr. Sprott will own an aggregate of 19,223,656 New Newmarket Shares (on a post-Consolidation basis), representing approximately 9.5% of the issued and outstanding New Newmarket Shares (on a post-Consolidation basis) on a non-diluted basis. His Kirkland Options and SAS Options will be exchanged for 150,002 Replacement Securities and his Kirkland DSUs will remain outstanding in accordance with the terms of the Kirkland Equity Compensation Plan.

Pursuant to the Arrangement, certain directors and executive officers of Kirkland will be appointed as executive officers or directors of the Combined Company. See “The Arrangement – Interests of Certain Persons in the Arrangement – Kirkland Directors and Officers.” However, since none of such executive officers or directors of Kirkland individually hold more than 1% of the outstanding Kirkland Shares, the appointments that each director or executive officer may be entitled receive as a consequence of the Arrangement will not constitute a “collateral benefit” for the purposes of MI 61-101 and therefore their Kirkland Shares will not need to be excluded from the minority approval of the Arrangement Resolution.

The Kirkland Special Committee and the Kirkland Board are aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by Kirkland Shareholders.

Kirkland is not required to obtain a formal valuation under MI 61-101 as no related party of Kirkland is, as a consequence of the Arrangement, directly or indirectly acquiring Kirkland or its business and neither the Arrangement nor the transactions contemplated thereunder is a “related party transaction” (as defined in MI 61-101) for which Kirkland would be required to obtain a formal valuation.

MI 61-101 also requires Kirkland to disclose any “prior valuations” (as defined in MI 61-101) of Kirkland or its material assets or securities made within the 24-month period preceding the date of this Circular. After reasonable inquiry, neither Kirkland nor any director or officer of Kirkland has knowledge of any such prior valuation. Disclosure is also required for any bona fide prior offer for the Kirkland Shares during the 24 months before entry into the Arrangement Agreement. There has not been any such offer during such 24-month period.

Competition Act (Canada)

Part IX of the Competition Act requires that parties to certain classes of transactions provide prescribed information to the Commissioner where the applicable thresholds set out in Sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”). Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner and the applicable waiting period has expired or has been terminated early by the Commissioner. The Competition Act prescribes an initial waiting period of 30 days from when the parties have both filed their respective Notification. At the end of that period, the parties are permitted to complete their Notifiable Transaction unless, prior to the expiration of the waiting period, the Commissioner issues a supplementary information request (a “SIR”) to the parties, in which case the parties cannot complete their transaction until 30 days after the day in which the parties comply with the SIR, unless, before closing, the competition tribunal, upon the application of the Commissioner, issues a temporary order prohibiting closing in order to facilitate the Commissioner’s continued review of the transaction or litigation before the competition tribunal (the “Competition Tribunal”).

Alternatively to, or in addition to, filing a Notification, a party to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate (an “ARC”) or, in the event that the Commissioner is not prepared to issue an ARC, a “no-action letter”. If the Commissioner issues an ARC, the parties are exempt from having to file a Notification; if the Commissioner issues a “no-action letter”, upon the request of the parties, the Commissioner can waive the parties’ requirement to submit a Notification where the parties have supplied substantially similar information as would have been supplied with their Notification (a “Waiver”). The filing of a request for an ARC or, in the alternative, a “no-action letter” and Waiver does not start a statutory waiting period and, unless the parties have also filed a Notification, the parties cannot complete their transaction until the Commissioner has completed his review and issued the requested clearance.

The Commissioner may challenge a merger before the competition tribunal at any time before, or within one year following, its completion where the merger prevents or lessens, or is likely to prevent or lessen, competition substantially (a “Competition Challenge”). If the competition tribunal agrees with the Commissioner, the competition tribunal can issue an order prohibiting the transaction, provided that the transaction has not been completed by such time, or it can order the divestiture of shares or assets where the transaction already has been completed; the competition tribunal cannot issue an order, however, where the parties have been able to establish the elements of the statutory efficiencies defence. The Commissioner is precluded from bringing a Competition Challenge on substantially the same information that an ARC was issued, provided that the Notifiable Transaction was completed within one year after the ARC was issued. No such prohibition on bringing a Competition Challenge applies to the issuance of a “no-action letter”.

The transactions contemplated by the Arrangement Agreement constitute a Notifiable Transaction. Newmarket filed with the Commissioner a submission in support of a request for an ARC or in the alternative a “no-action letter” on October 11, 2016. The Commissioner issued a “no-action letter” in respect of the Arrangement on October 25, 2016 and waived the Parties’ obligation to provide the prescribed information. Accordingly, approval under the Competition Act has been obtained.

FIRB Approval

Certain transactions involving “foreign persons” with respect to Australian assets or companies require prior approval from the Australian Treasurer. Australian foreign investment proposals are regulated under the FATA.

FIRB is a non-statutory body established to advise the Government of Australia on foreign investment policy and its administration.

The FATA empowers the Australian Treasurer to prohibit an acquisition if he or she is satisfied that the acquisition would be “contrary to the national interest”. The Arrangement will constitute a “notifiable action” under the FATA if at least one of the subsidiaries of Newmarket is an “Australian Land Corporation” and the consideration or value prescribed to that “Australian Land Corporation” is greater than A$252 million.

The Newmarket subsidiaries hold operating Australian gold projects of substantial value. Under the FATA an entity is an “Australian Land Corporation” if more than 50% of the value of its total assets is Australian land, which includes mining tenement and assets affixed to the land. Certain Newmarket subsidiaries are “Australian Land Corporations” valued at greater than the prescribed value.

Under the tracing provisions in the FATA, if two or more foreign persons (whether or not those persons are associates) collectively hold an interest of at least 40% of a holding entity, and the holding entity holds shares in another entity or entities (i.e. the holding entity’s subsidiaries), then those shareholders are taken to hold shares in the subsidiaries.

Therefore, assuming foreign persons (in aggregate) hold at least 40% of Newmarket, the non-Australian Kirkland Shareholders (that is, foreign persons under the FATA) will be taken to have acquired an interest in “Australian land” which is a notifiable action under the FATA and subject to FIRB Approval. Kirkland Shareholders will hold approximately 57% of the shares of the Combined Company on a fully-diluted in-the-money basis upon completion of the Arrangement. As Newmarket holds a 100% interest in the relevant Australian subsidiaries that are “Australian Land Corporations”, under FATA the Kirkland Shareholders will be deemed to hold a 100% interest in those entities as well on completion of the Arrangement.

Kirkland and Newmarket have jointly notified FIRB of the Arrangement and have requested FIRB Approval on behalf of all Kirkland Shareholders. Any Kirkland Shareholder wishing to opt-out of this streamlined process and individually apply for approval from FIRB may do so by notifying Kirkland prior to November 11, 2016, in which event such Kirkland Shareholder will be required to file a notice with FIRB and pay the application fee of AUD$25,300.

The Australian Treasurer generally has 30 days from the date of notification and payment of the application fee to either order that a transaction or acquisition be blocked, or notify that the Australian Government does not object to the transaction. During the 30 day initial notice period, the Australian Treasurer may also make an order extending the approval period by up to an additional 90 days or the applicant may consent to an extension.

If no order is made by the Australian Treasurer within the relevant approval period, the transaction may proceed and the Australian Treasurer cannot later make an order reversing the transaction under the foreign investment regime.

Each Kirkland Shareholder that wishes to opt-out of the streamlined FIRB Approval process is urged to consult such Kirkland Shareholder’s professional advisors to determine any requirements associated with completing an individual application to FIRB.

United States Securities Law Matters

The following discussion is only a general overview of certain requirements of U.S. federal Securities Laws that may be applicable to the holders of Newmarket Shares and Replacement Securities. The discussion is based in part on non-binding interpretations and no-action letters provided by the staff of the SEC, which do not have the force of law. All holders of such securities are urged to obtain legal advice to ensure that the resale of such securities complies with applicable U.S. federal and state Securities Laws. All U.S. Shareholders are urged to consult with their own counsel with respect to the Arrangement and to ensure that any subsequent resale of securities issued or distributed to them under the Arrangement complies with applicable securities legislation.

Exemption from U.S. Registration

The Newmarket Shares to be received by Kirkland Shareholders in exchange for their Kirkland Shares pursuant to the Arrangement, and the Replacement Securities to be received by Kirkland Optionholders in exchange for their Kirkland Options and SAS Options, as applicable, pursuant to the Arrangement, have not been and will not be registered under the U.S. Securities Act or any state securities laws, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities, from the registration requirements of the U.S. Securities Act where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on October 27, 2016, and, subject to the approval of the Arrangement Resolution by Kirkland Shareholders and the approval of the Newmarket Resolutions by the Newmarket Shareholders, a hearing for a final order approving the Arrangement will be held at 10:00 a.m. (Toronto time) on November 29, 2016 (or as soon thereafter as legal counsel can be heard) by the Court. See “The Arrangement – Procedure for the Arrangement to Become Effective” and “The Arrangement – Required Approvals”. All Kirkland Shareholders and Kirkland Optionholders are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. The Final Order of the Court will, if granted after consideration of the substantive and procedural fairness of the Arrangement, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Newmarket Shares to be received by Kirkland Shareholders in exchange for their Kirkland Shares pursuant to the Arrangement, and the Replacement Securities to be received by Kirkland Optionholders in exchange for their Kirkland Options and SAS Options, as applicable, pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.

Resales of Newmarket Shares in the United States after completion of the Arrangement

The Newmarket Shares to be received by Kirkland Shareholders upon completion of the Arrangement may be resold without restriction under the U.S. Securities Act, except in respect of resales by persons who are “affiliates” (within the meaning of Rule 144 under the U.S. Securities Act) of Newmarket at the time of such resale or who have been affiliates of Newmarket within ninety days before such resale. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Newmarket Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom.

A person who is an affiliate of Newmarket after the Arrangement or who have been affiliates within ninety days of the resale in question will be entitled to sell in the United States, during any three-month period, the Newmarket Shares that they receive in connection with the Arrangement, provided that the number of such shares sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about Newmarket. Persons who are affiliates of Newmarket after the Arrangement will continue to be subject to the sale restrictions described in this paragraph with regard to their affiliated issuer’s securities for so long as they continue to be affiliates of Newmarket and for ninety days after the termination of such affiliation.

A person who is an affiliate of Newmarket or who was an affiliate of Newmarket within ninety days prior to the contemplated resale transaction, may, under the U.S. Securities Act, resell the Newmarket Shares issued to them pursuant to the Arrangement in an “offshore transaction” in accordance with Regulation S, provided that: (a) he or she is an affiliate of Newmarket at the time of the resale transaction solely by virtue of having a position as an officer or director of Newmarket; (b) no “directed selling efforts” as defined in Regulation S are made in the United States by the seller, an affiliate of the seller or any person acting on their behalf; and (c) the conditions imposed by Regulation S under the U.S. Securities Act for “offshore transactions” are satisfied. An “offshore transaction” includes a transaction executed using the facilities of the TSX, provided the offer of the securities is not made to a person in the United States, and neither the seller nor any person acting on the seller’s behalf knows the transaction has been prearranged with a buyer in the United States. In addition, in the case of an offer or sale of securities by an officer or director of Newmarket who is an affiliate of Newmarket solely by virtue of holding such position, no selling concession, fee or other remuneration may be paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Issuance of Newmarket Shares upon exercise of Replacement Securities

The exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to Section 3(a)(10) of the U.S. Securities Act. Therefore, the Newmarket Shares issuable upon the exercise of the Replacement Securities to be received by Kirkland Optionholders in exchange for their Kirkland Options or SAS Options, as applicable, pursuant to the Arrangement will not be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and the Replacement Securities may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws, if any. Any such issued Newmarket Shares may be sold outside the United States in compliance with Regulation S under the U.S. Securities Act.

Stock Exchange Approval

The Newmarket Shares currently trade on the TSX under the symbol “NMI” and the OTCQX under the symbol “NMKTF”. Newmarket has applied to the TSX to list the Newmarket Shares issuable to: (i) Kirkland Shareholders under the Arrangement; (ii) Kirkland Optionholders upon the exercise of the Replacement Securities; and (iii) holders of Kirkland PSUs, Kirkland RSUs and Kirkland Debentures upon conversion thereof. It is a condition of closing that Newmarket will have obtained approval of the TSX for the listing of the Newmarket Shares to be issued pursuant to the Arrangement, subject only to the customary listing conditions of the TSX. Newmarket has also requested the TSX consent to the Consolidation. Following completion of the Arrangement, the Name Change and the Consolidation, it is expected that the Combined Company will change its name to Kirkland Lake Gold Ltd., subject to regulatory approval, and will apply for a new ticker symbol for the New Newmarket Shares listed on the TSX. Following completion of the Arrangement, it is expected that the Kirkland Shares, which currently trade on the TSX under the symbol “KLG”, will be de-listed from the TSX.

Other Regulatory Matters

Kirkland is currently a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. Following completion of the Arrangement, it is expected that the Kirkland Shares, which currently trade on the TSX under the symbol “KLG”, will be de-listed from the TSX. In connection with the continued listing of the Kirkland Debentures, it is anticipated that Amalco will continue to be a reporting issuer under the securities laws of each of the provinces of Canada in which it is a reporting issuer. If necessary, Kirkland and Newmarket will apply to certain provincial securities authorities in Canada for an order, effective after the completion of the Arrangement, relieving Amalco from compliance with certain continuous disclosure, certification and insider reporting requirements of applicable securities laws of each of the provinces of Canada in which it is a reporting issuer, and such relief, if granted, will be subject to certain conditions.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) to Kirkland Shareholders and Kirkland Optionholders relating to (i) the Amalgamation of Kirkland and Subco, and (ii) the exchange of Kirkland Options and SAS Options for Replacement Securities who, for the purposes of the Tax Act and at all relevant times: (i) hold their Kirkland Shares, and will hold their Newmarket Shares acquired on the Amalgamation, as capital property; (ii) deal at arm’s length with Kirkland and Newmarket; and (iii) are not “affiliated” with Kirkland and Newmarket (a “Holder”). Kirkland Shares and Newmarket Shares will generally be considered to be capital property to a Holder unless such securities are held by the Holder in the course of carrying on a business of buying and selling securities, or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, and counsel’s understanding of the current administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”). This summary also takes into account all specific proposals to amend the Tax Act and the regulations (the “Proposed Amendments”) announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that all Proposed Amendments will be enacted in the form proposed. There can be no assurance that the Proposed Amendments will be enacted in the form proposed or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action or decision, nor does it take into account other federal or any provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is not applicable to a Holder: (i) that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market property” rules contained in the Tax Act; (ii) that is a “specified financial institution” or “restricted financial institution” as defined in the Tax Act; (iii) an interest in which is, or whose Kirkland Shares or Newmarket Shares are, a “tax shelter investment” as defined in the Tax Act; (iv) that has elected to report its “Canadian tax results” in a currency other than Canadian currency; (v) that has entered, or will enter, into a “derivative forward agreement”, as defined in the Tax Act, with respect to the Kirkland Shares or Newmarket Shares; or (vi) that has acquired any Kirkland Shares upon the exercise of an employee stock option. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in Section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT, AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER AND NO REPRESENTATIONS WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER ARE MADE. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. ACCORDINGLY, HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

Holders Resident in Canada

The following portion of this summary applies to a Holder who, at all relevant times is or is deemed to be resident in Canada for purposes of the Tax Act (a “Resident Holder”). Certain Resident Holders whose Kirkland Shares and Newmarket Shares might not otherwise be capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have such shares, and every other “Canadian security” as defined in the Tax Act owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years, deemed to be capital property. This election does not apply to Kirkland Options, SAS Options and Replacement Securities. Any Resident Holder contemplating making a subsection 39(4) election should consult its tax advisor for advice as to whether the election is available or advisable in its particular circumstances.

Amalgamation of Kirkland and Subco

A Resident Holder who receives Newmarket Shares in exchange for Kirkland Shares on the Amalgamation will not realize any capital gain (or capital loss) as a result of the exchange. Such Resident Holder will be deemed to dispose of its Kirkland Shares for proceeds of disposition equal to the adjusted cost base of such Kirkland Shares immediately before the Amalgamation and to have acquired the Newmarket Shares at an aggregate cost equal to such proceeds of disposition.

For the purpose of determining at any time the adjusted cost base of the Newmarket Shares acquired by a Resident Holder on the Amalgamation, the cost of such shares must be averaged with the adjusted cost base to the Resident Holder of all other Newmarket Shares held by the Resident Holder as capital property at that time.

Dividends on Newmarket Shares

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividend received or deemed to be received on such Resident Holder’s Newmarket Shares.

A Resident Holder who is an individual will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by Newmarket as an “eligible dividend” for purposes of the Tax Act with respect to any dividends paid on the Newmarket Shares.

A Resident Holder that is a corporation generally will be entitled to deduct in computing its taxable income an amount equal to the amount of the taxable dividend included in its income. A “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 38 1/3% on any dividend that it receives, to the extent that the dividend is deductible in computing the corporation’s taxable income.

In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Canadian resident corporation as proceeds of disposition or a capital gain. Shareholders that are corporations should consult their own tax advisors with respect to the potential application of subsection 55(2) of the Tax Act to such dividends.

Disposition of Newmarket Shares

A Resident Holder that disposes or is deemed to dispose of a Newmarket Share will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Newmarket Share exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder of such share, determined immediately before the disposition, and any reasonable costs of disposition. The taxation of capital gains and capital losses is described in “– Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an ”allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to the detailed rules contained in the Tax Act.

A capital loss realized on the disposition of a Kirkland Share or a Newmarket Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends received or deemed to have been received by the corporation on such shares (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own advisors.

Alternative Minimum Tax on Resident Holders who are Individuals

A capital gain realized, or a dividend received, by a Resident Holder who is an individual (including certain trusts and estates) may give rise to liability for alternative minimum tax under the Tax Act.

Additional Refundable Tax on Canadian-Controlled Private Corporations

A Resident Holder that is a “Canadian-controlled private corporation” as defined in the Tax Act may be required to pay an additional 10 2/3% refundable tax on certain investment income, including certain amounts in respect of net taxable capital gains and dividends not deductible in computing taxable income (subject to proration for taxation years beginning before 2016).

Dissenting Kirkland Shareholders

A Resident Holder who, as a result of exercising dissent rights, disposes of Kirkland Shares to Newmarket in consideration for a cash payment from Newmarket will generally be considered to have received proceeds of disposition equal to the cash payment received (excluding interest, if any, awarded by a Court to the Dissenting Kirkland Shareholder). The Dissenting Kirkland Shareholder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Holder’s Kirkland Shares.

A capital gain or capital loss realized by a dissenting Resident Holder will be treated in the same manner as described in “– Disposition of Newmarket Shares”.

Interest awarded by a court to a Dissenting Kirkland Shareholder who is a Resident Holder will be included in the Resident Holder’s income for a particular taxation year to the extent the amount is received or receivable in that year, depending upon the method regularly followed by the Resident Holder in computing income. Where the dissenting Resident Holder is a corporation, partnership or, subject to certain exceptions, a trust, the Resident Holder must include in income for a taxation year the amount of interest that accrues to it before the end of the taxation year, or becomes receivable or is received before the end of the year (to the extent not included in income for a preceding taxation year). Resident Holders who wish to exercise Dissent Rights should consult their own tax advisors with respect to the income tax consequences applicable to their particular circumstances.

Exchange of Kirkland Options and SAS Options

The following portion of this summary is applicable to a Resident Holder that is a Kirkland Optionholder who, for purposes of the Tax Act, received the Kirkland Options or SAS Options in respect of, in the course of, or by virtue of, employment with Kirkland or its subsidiaries. A Resident Holder who exchanges Kirkland Options and SAS Options for Replacement Securities will be deemed not to dispose of their Kirkland Options and SAS Options and not to have acquired the Replacement Securities received on the exchange. The Replacement Securities will be deemed to be a continuation of the exchanged Kirkland Options and SAS Options, respectively. Consequently, a Resident Holder will not realize a capital gain (or a capital loss), or be required to include in income any amount as a result of the exchange of Kirkland Options and SAS Options for Replacement Securities.

Eligibility for Investment

Newmarket Shares will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, registered education savings plan, registered disability savings plan or a tax-free savings account (a “TFSA”), at any particular time, provided that, at that time, the Newmarket Shares are listed on a “designated stock exchange” (which currently includes the TSX).

Notwithstanding the foregoing, if the Newmarket Shares are a “prohibited investment” for the purposes of an RRSP, RRIF or TFSA, the annuitant of such RRSP or RRIF or the holder of the TFSA, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Newmarket Shares will not be a prohibited investment for an, RRSP, RRIF or TFSA provided the annuitant or the holder thereof, as the case may be, (i) deals at arm’s length with Newmarket for purposes of the Tax Act, and (ii) does not have a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in Newmarket. In addition, the Newmarket Shares will not be a “prohibited investment” for an RRSP, RRIF or TFSA if such shares are “excluded property” as defined in the Tax Act for trusts governed by such RRSP, RRIF or TFSA. Resident Holders who intend to hold Newmarket Shares in an RRSP, RRIF or TFSA are advised to consult their own tax advisors.

Holders Not Resident in Canada

The following portion of the summary applies to a Holder who at all relevant times, for the purposes of the Tax Act: (i) is not and is not deemed to be resident in Canada; and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, Kirkland Shares and Newmarket Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This portion of the summary is not applicable to a Non-Resident Holder that is: (i) an insurer carrying on an insurance business in Canada and elsewhere; or (ii) an “authorized foreign bank” as defined in the Tax Act. This portion of the summary does not apply to a Non-Resident Holder of Kirkland Options or SAS Options. Such persons are advised to consult with their own tax advisors as to the tax consequences to them of the exchange of Kirkland Options and SAS Options for Replacement Securities in their particular circumstances.

Amalgamation of Kirkland and Subco

A Non-Resident Holder who receives Newmarket Shares in exchange for Kirkland Shares on the Amalgamation will not realize any capital gain (or capital loss) as a result of the exchange. Such NonResident Holder will be deemed to dispose of its Kirkland Shares for proceeds of disposition equal to the adjusted cost base of such Kirkland Shares immediately before the Amalgamation and to have acquired the Newmarket Shares at an aggregate cost equal to such proceeds of disposition.

For the purpose of determining at any time the adjusted cost base of the Newmarket Shares acquired by a Non-Resident Holder on the Amalgamation, the cost of such shares must be averaged with the adjusted cost base to the Non-Resident Holder of all other Newmarket Shares held by the Non-Resident Holder as capital property at that time.

In addition, if the Kirkland Shares are “taxable Canadian property” to a Non-Resident Holder, the Newmarket Shares received by such Holder on the Amalgamation will be deemed to be taxable Canadian property to such Holder. Non-Resident Holders who dispose of Kirkland Shares that are “taxable Canadian property” (as defined in the Tax Act) should consult their own tax advisors concerning the potential requirement to file a Canadian income tax return depending on their particular circumstances. For a description of the definition of “taxable Canadian property”, see “– Dissenting Non-Resident Holders”.

Dividends on Newmarket Shares

Dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder generally will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced under the provisions of an applicable income tax treaty or convention. The rate of withholding tax under the Canada-U.S. Income Tax Convention (the “Treaty”), as amended, applicable to a Non-Resident Holder who is a resident of the United States for the purposes of the Treaty, is the beneficial owner of the dividend and is entitled to all of the benefits under the Treaty, generally will be reduced to 15% (or to 5% for a company that holds at least 10% of the voting stock of the corporation paying the dividend.

Disposition of Newmarket Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Newmarket Shares, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Newmarket Shares disposed of constitute “taxable Canadian property” of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Provided the Newmarket Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX), at the time of disposition, the Newmarket Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless, at any time in the 60 month period preceding the disposition the following two conditions were met concurrently: (a) 25% or more of the issued shares of any class of the capital stock of Newmarket were owned by any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length and (iii) partnerships in which persons referred to in (i) or (ii) holds a membership interest (directly or indirectly through one or more partnerships); and (b) more than 50% of the fair market value of the Newmarket Shares was derived from, directly or indirectly, any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or an interest in, the property described in (i) to (iii), whether or not such property exists. If the Newmarket Shares constitute taxable Canadian property, a capital gain arising on the disposition of such securities may be exempt from tax in Canada under the terms of a tax treaty or convention between Canada and the country of residence of the Non-Resident Holder. Notwithstanding the foregoing, a Newmarket Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

In the case of a Non-Resident Holder that is a resident of the United States for purposes of the Treaty and that is entitled to benefits thereof, any gain realized by the Non-Resident Holder that would otherwise be subject to tax under the Tax Act on a disposition of Newmarket Shares will generally be exempt from tax pursuant to the Treaty provided that the value of such shares is not derived principally from real property situated in Canada at the time of disposition.

In circumstances where a Newmarket Share is, or is deemed to be, taxable Canadian property of the Non-Resident Holder, any capital gain that would be realized on the disposition of such share that is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention generally will be subject to the same Canadian tax consequences discussed above for a Resident Holder. Such holders should consult their tax advisors about their particular circumstances.

Dissenting Non-Resident Holders

A Non-Resident Holder who exercises Dissent Rights in respect of the Arrangement (a “NonResident Dissenter”) will be entitled to receive a payment from Newmarket equal the fair value of such NonResident Dissenter’s Kirkland Shares and will be considered to have disposed of such shares for proceeds of disposition equal to the amount received by the Non-Resident Dissenter, less the amount of any interest awarded by a court (if applicable). A Non-Resident Dissenter will realize a capital gain to the extent that the proceeds of disposition for such shares exceed the adjusted cost base of such Kirkland Shares immediately before the disposition and any reasonable costs of disposition. A Non-Resident Dissenter generally will not be subject to income tax under the Tax Act in respect of any such capital gain provided such shares do not constitute taxable Canadian property of the Non-Resident Dissenter.

Kirkland Shares will taxable Canadian property to a Non-Resident Holder if, at any time in the 60 month period preceding the disposition, 25% or more of the issued shares of any class of the capital stock of Kirkland were owned by any combination of (a) the Non-Resident Dissenter, (b) persons with whom the Non-Resident Dissenter did not deal at arm’s length, and (c) partnerships in which persons referred to in (a) or (b) holds a membership interest (directly or indirectly through one or more partnerships), and more than 50% of the fair market value of the Kirkland Shares was derived from, directly or indirectly, any combination of (i) real or immovable property situated in Canada, (ii) Canadian resource property, (iii) timber resource property, and (iv) options in respect of, or interest in, the property described in (i) to (iii), whether or not such property exists.

Any interest paid to a Non-Resident Dissenter upon the exercise of dissent rights will not be subject to Canadian withholding tax.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) relating to the Arrangement and to the ownership and disposition of Newmarket Shares received pursuant to the Arrangement. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder (“Treasury Regulations”), judicial authorities, the Treaty, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect on the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.

There can be no assurance that the IRS will not challenge any of the tax considerations described in this summary and Newmarket has not obtained, nor does it intend to obtain, a ruling from the IRS or an opinion from legal counsel with respect to the U.S. federal income tax considerations discussed herein. This summary addresses only certain considerations arising under U.S. federal income tax law and it does not address any other federal tax considerations or any tax considerations arising under the laws of any state, locality or non-U.S. taxing jurisdiction. Except as specifically set forth below, this summary does not discuss applicable income tax filing and reporting requirements.

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with the Amalgamation (whether or not any such transactions are undertaken in connection with the Amalgamation), including, without limitation, the following:

(a)	any conversion into Kirkland Shares or Newmarket Shares of any notes, debentures or other debt instruments;

(b)

any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving restricted share units, deferred share units, or any rights to acquire Kirkland Shares or Newmarket Shares, including the Kirkland Options and SAS Options; and

(c)	any transaction, other than the Amalgamation, in which Kirkland Shares or Newmarket Shares are acquired.

This summary is of a general nature only and does not address all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of such U.S. Holder’s circumstances. In particular, this discussion only deals with a U.S. Holder that holds Kirkland Shares and Newmarket Shares, as applicable, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment purposes), and does not address the special tax rules that may apply to special classes of taxpayers, such as:

(a)	securities broker-dealers;

(b)	persons that hold Kirkland Shares or Newmarket Shares as part of a hedging or integrated financial transaction or a straddle;

(c)	U.S. Holders whose functional currency is not the U.S. dollar;

(d)	U.S. expatriates;

(e)	persons that are owners of an interest in a partnership or other pass-through entity that is a holder of Kirkland Shares or Newmarket Shares;

(f)	partnerships or other pass-through entities;

(g)	regulated investment companies or real estate investment trusts;

(h)	banks, thrifts, mutual funds and other financial institutions;

(i)	insurance companies;

(j)	traders that have elected a mark-to-market method of accounting;

(k)	tax-exempt organizations and pension funds;

(l)

persons that own, or have owned, directly, indirectly or by attribution, 5% or more of the total combined voting power of all issued and outstanding shares of Kirkland or who will own immediately following the Arrangement, directly, indirectly or by attribution, 5% or more of Newmarket; and

(m)

persons who hold Kirkland Options or SAS Options or persons who received their Kirkland Shares upon the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of Kirkland Shares or Newmarket Shares, as the case may be, who is, for U.S. federal income tax purposes:

(a)	an individual citizen or resident of the United States;

(b)	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

(c)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(d)

a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

Kirkland Shareholders should consult their own tax advisors regarding the tax consequences of the Arrangement and of the ownership and disposition of Newmarket Shares received pursuant to the Arrangement in light of their particular circumstances, as well as the tax consequences under state, local, and non-U.S. tax law and the possible effect of changes in tax law.

U.S. Holders

Exchange of Kirkland Shares for Newmarket Shares Pursuant to the Arrangement

Reorganization Treatment

The Arrangement should qualify as a tax-deferred Reorganization under Section 368(a) of the Code (a “Reorganization”). Neither Kirkland nor Newmarket, however, has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the status of the Arrangement as a tax-deferred Reorganization or that the United States courts would uphold the status of the Arrangement as a tax-deferred Reorganization in the event of a successful IRS challenge.

If the Arrangement qualifies as a Reorganization, and subject to the assumptions, limitations and qualifications referred to herein and the PFIC (as defined below) rules, discussed below, the Arrangement would result in the following U.S. federal income tax consequences to U.S. Holders:

(1)      No gain or loss will be recognized upon the receipt of Newmarket Shares in exchange for Kirkland Shares.

(2)      The aggregate tax basis of the Newmarket Shares that a U.S. Holder of Kirkland Shares receives in exchange for its Kirkland Shares will be the same as the aggregate tax basis of its Kirkland Shares exchanged therefor.

(3)      The holding period for Newmarket Shares received in the Arrangement will include the U.S. Holder’s holding period for the Kirkland Shares surrendered pursuant to the Arrangement.

(4)      If a U.S. Holder acquired different blocks of Kirkland Shares at different times or at different prices, such U.S. Holder’s tax basis and holding period in its Newmarket Shares may be determined with reference to each such block of Kirkland Shares exchanged therefor.

(5)      U.S. Holders who exchange Kirkland Shares for Newmarket Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the tax year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

Taxable Exchange Treatment

Subject to the PFIC rules, discussed below, if the Arrangement fails to qualify as a Reorganization, the Arrangement would constitute a taxable disposition of Kirkland Shares by U.S. Holders and would result in the following U.S. federal income tax consequences to U.S. Holders:

(a)

a U.S. Holder would recognize capital gain or loss equal to the difference between (i) the fair market value of the Newmarket Shares received in the Arrangement, and (ii) such U.S. Holder’s adjusted tax basis in its Kirkland Shares exchanged therefor;

(b)	the aggregate tax basis of the Newmarket Shares received by a U.S. Holder in the Arrangement would be equal to the fair market value of the Newmarket Shares at the time of receipt; and

(c)	the holding period of the Newmarket Shares received by a U.S. Holder in the Arrangement would begin on the day after receipt.

Gain or loss recognized by a U.S. Holder in the Arrangement would be long-term capital gain or loss if the U.S. Holder’s holding period for such Kirkland Shares was more than one year at the Effective Date. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains applicable to a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations.

U.S. Holders Exercising Dissent Rights Pursuant to the Arrangement

A U.S. Holder of Kirkland Shares that exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of its Kirkland Shares generally will recognize a taxable gain or loss in an amount equal to the difference, if any, between (i) the amount of cash received by such U.S. Holder in exchange for Kirkland Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (ii) the tax basis of such U.S. Holder in such Kirkland Shares surrendered. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code. If Kirkland has been a PFIC at any time during which a U.S. Holder has held Kirkland Shares, any such gain recognized by a U.S. Holder will be taxable in the manner described under “– Passive Foreign Investment Company Considerations”.

Distributions on Newmarket Shares

Subject to the discussion under “– Passive Foreign Investment Company Considerations”, the gross amount of distributions, if any, payable on Newmarket Shares generally will be treated as a foreign-source dividend to the extent paid out of current or accumulated earnings and profits, and generally will be “passive income” for U.S. foreign tax credit purposes. A distribution on Newmarket Shares in excess of current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in such shares and, to the extent in excess of adjusted tax basis, as capital gain. See “– Sale or Other Disposition of Newmarket Shares”.

Canadian withholding tax on dividend distributions paid by Newmarket to a U.S. Holder generally may be reduced to 15% pursuant to the Treaty in the case of U.S. Holders who are eligible for benefits under the Treaty and who satisfy certain documentation requirements. A U.S. Holder generally may treat the amount of any Canadian income taxes withheld from distributions with respect to Newmarket Shares either as a deduction from gross income or as a dollar-for-dollar credit against such U.S. Holder’s U.S. federal income tax liability, subject to numerous and complex limitations and restrictions, which must be determined and applied on an individual basis by each U.S. Holder. Accordingly, U.S. Holders should consult their own tax advisors concerning the foreign tax credit rules in light of their particular circumstances.

Sale or Other Disposition of Newmarket Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder who sells or otherwise disposes of Newmarket Shares in a taxable disposition will recognize a gain or loss equal to the difference, if any, between the U.S. dollar value of the amount realized on such sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such shares. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holding period for the Newmarket Shares is more than one year at the time of the sale or other disposition. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code. Any such gain or loss generally will be treated as U.S.-source income for U.S. foreign tax credit purposes, although special rules apply to U.S. Holders who have a fixed place of business outside the United States to which the gain is attributable. Special considerations may apply to a U.S. Holder who receives foreign currency in connection with a sale or other taxable disposition of Newmarket Shares. See “– Foreign Currency Considerations”.

Passive Foreign Investment Company Considerations

PFIC Status of Kirkland

The tax consequences of the Arrangement to a particular U.S. Holder will depend on whether Kirkland was a “passive foreign investment company” as defined in Section 1297 of the Code (“PFIC”) during any year in which a U.S. Holder owned Kirkland Shares. In general, a non-U.S. corporation is a PFIC for any taxable year in which either (i) 75% or more of the non-U.S. corporation’s gross income is passive income, or (ii) 50% or more of the average quarterly value of the non-U.S. corporation’s assets produce or are held for the production of passive income. Passive income includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities and certain gains from commodities transactions, but passive income does not include gains from the sale of commodities that arise in the active conduct of a commodities business by a non-U.S. corporation, provided that certain other requirements are satisfied. In determining whether or not it is classified as a PFIC, a non-U.S. corporation must take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

Kirkland believes that it should not constitute a PFIC for its current taxable year. Kirkland also believes that it was not a PFIC for its taxable years ended April 30, 2010 to 2015 and for its short taxable year ended December 31, 2015. Kirkland has not determined whether it was a PFIC during its taxable years beginning prior to May 1, 2009. No opinion of legal counsel or ruling from the IRS concerning the status of Kirkland as a PFIC has been obtained or is currently planned to be requested. The determination of whether Kirkland is or has been a PFIC for any taxable year is made on an annual basis and is based on the types of income earned and the types and value of its assets from time to time, all of which are subject to change. In addition, this analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. As a result, whether Kirkland is, has been, or will be a PFIC for the current or any subsequent taxable year cannot be predicted with certainty and there can be no assurance that the IRS will not challenge any determination made by Kirkland concerning its PFIC status.

If Kirkland was a PFIC as to a U.S. Holder at any time during such U.S. Holder’s holding period of Kirkland Shares, then (absent certain elections) it would continue to be a PFIC as to such U.S. Holder and as to such Kirkland Shares. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of holding an interest in a PFIC.

Under proposed Treasury Regulations, if Kirkland was a PFIC during any year in which a U.S. Holder owned Kirkland Shares, and if Newmarket is not a PFIC for its taxable year in which the Arrangement becomes effective, then even if the Arrangement qualifies as a Reorganization, a U.S. Holder generally would recognize a gain (but not a loss) upon exchanging its Kirkland Shares for Newmarket Shares. Specifically, if Kirkland was a PFIC during any year in which a U.S. Holder owned Kirkland Shares, and Newmarket was not a PFIC at the time of the exchange pursuant to the Arrangement, then, in general, the amount of U.S. federal income tax on a gain recognized by a U.S. Holder upon the consummation of the Arrangement would be increased by an interest charge to compensate for tax deferral. The amount of income tax, before the imposition of the interest charge, would be calculated as if such gain was earned ratably over the period the U.S. Holder held its Kirkland Shares, and would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. Holder, subject to certain exceptions. Similar treatment would apply if Kirkland was a PFIC during any year in which a U.S. Holder owned Kirkland Shares and the Arrangement does not qualify as a Reorganization. However, under such proposed Treasury Regulations, if Kirkland was a PFIC during any year in which a U.S. Holder owned Kirkland Shares, and Newmarket was a PFIC for its taxable year in which the Arrangement becomes effective, and the Arrangement qualifies as a Reorganization, a U.S. Holder that exchanges Kirkland Shares for Newmarket Shares pursuant to the Arrangement should be subject to the rules described under “– Exchange of Kirkland Shares for Newmarket Shares Pursuant to the Arrangement – Reorganization Treatment”.

A U.S. Holder that receives Newmarket Shares pursuant to the Arrangement should be subject to the rules described below discussing the PFIC status of Newmarket. U.S. Holders should consult their own tax advisors regarding the consequences of the Arrangement under the PFIC rules.

PFIC Status of Newmarket

If Newmarket is a PFIC during any year in which a U.S. Holder owns Newmarket Shares, then a gain on a disposition or deemed disposition by the U.S. Holder of such Newmarket Shares and certain distributions payable on such Newmarket Shares, would be subject to tax as an “excess distribution” allocated ratably to all days in the U.S. Holder’s holding period and taxable at the highest marginal tax rates applicable to ordinary income for the “prior-year PFIC period” (i.e., days in the U.S. Holder’s prior taxable years during which the company was a PFIC), and would be subject to an interest charge levied as an additional tax, unless the U.S. Holder timely makes a Mark-to-Market Election or a QEF Election.

Newmarket does not expect to be a PFIC for its current taxable year. However, the determination of PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. Consequently, no assurance can be provided that Newmarket is not and will not be classified as a PFIC for any taxable year during which a U.S. Holder holds Newmarket Shares. U.S. Holders should consult their own tax advisors regarding the consequences of the Arrangement and of the ownership and disposition of Newmarket Shares under the PFIC rules.

Medicare Taxes

In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates or trusts with modified adjusted gross income above prescribed levels are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their income arising from a distribution with respect to Newmarket Shares and net gain from the sale, exchange or other disposition of Newmarket Shares. Special rules apply to PFICs. Each U.S. Holder should consult its own tax advisor regarding the application of this tax.

Foreign Currency Considerations

A U.S. Holder that receives Canadian dollars and converts such Canadian dollars into U.S. dollars on the day the amount is otherwise includible in income for U.S. federal income tax purposes generally will not be required to recognize gain or loss arising from exchange rate fluctuations. A U.S. Holder that receives Canadian dollars and converts them into U.S. dollars subsequent to such day will generally have foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollar against the U.S. dollar (subject to certain de minimis exceptions), which generally will be U.S.-source ordinary gain or loss.

Information Reporting, Backup Withholding and Other Reporting Requirements

U.S. Holders of Kirkland Shares who exercise Dissent Rights may be subject to information reporting and may be subject to backup withholding, currently at up to a 28% rate, on any cash payments received in exchange for Kirkland Shares.

Payments of distributions on, or the proceeds from a sale or other disposition of, Newmarket Shares paid within the United States may be subject to information reporting and may be subject to backup withholding. Payments of distributions on, or the proceeds from the sale or other disposition of, Newmarket Shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances.

Backup withholding generally will not apply, however, to a U.S. Holder who:

(a)	furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on IRS Form W-9; or

(b)	is otherwise exempt from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Certain U.S. Holders who are individuals must report information relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds certain threshold amounts, subject to certain exceptions (including an exception for ordinary shares held in custodial accounts maintained with a U.S. financial institution). Penalties may be imposed for a failure to disclose such information. U.S. Holders should consult their tax advisors regarding the effect, if any, of these additional reporting requirements on their ownership and disposition of Newmarket Shares.

A U.S. Holder who owns Kirkland Shares or Newmarket Shares during any taxable year in which Kirkland or Newmarket is treated as a PFIC with respect to such U.S. Holder generally would be required to file statements with respect to such shares on IRS Form 8621 with their U.S. federal income tax returns. Failure to file such statements may result in the extension of the period of limitations on assessment and collection of U.S. federal income taxes.

RISK FACTORS

In evaluating the Arrangement, Kirkland Shareholders and Newmarket Shareholders should carefully consider the following risk factors relating to the Arrangement. These risk factors are not a definitive list of all risk factors associated with the Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by Kirkland and Newmarket, may also adversely affect the Kirkland Shares, the Newmarket Shares and/or the business of the Combined Company following completion of the Arrangement. In addition to the risk factors described elsewhere in this Circular, including the documents incorporated by reference into this Circular, the following are additional and supplemental risk factors which Newmarket Shareholders should carefully consider before making a decision regarding approving the Newmarket Resolutions and the Board Delegation Resolution and which Kirkland Shareholders should carefully consider before making a decision regarding approving the Arrangement Resolution.

Risks Related to the Arrangement

The value of the Newmarket Shares that Kirkland Shareholders receive under the Arrangement or of the Newmarket Shares that existing Newmarket Shareholders retain following the Arrangement, may be less than the value of the Kirkland Shares or Newmarket Shares, as applicable, as of the date of the Arrangement Agreement or the dates of the shareholder meetings

The Consideration payable to Kirkland Shareholders pursuant to the Arrangement is based on a fixed exchange ratio and there will be no adjustment for changes in the market price of Newmarket Shares or Kirkland Shares prior to the consummation of the Arrangement. None of the Parties are permitted to terminate the Arrangement Agreement and abandon the Arrangement solely because of changes in the market price of the Newmarket Shares or Kirkland Shares.

There may be a significant amount of time between the date when Newmarket Shareholders and Kirkland Shareholders vote at their respective shareholder meetings and the date on which the Arrangement is completed. As a result, the relative or absolute prices of the Newmarket Shares or the Kirkland Shares may fluctuate significantly between the dates of the Arrangement Agreement, this Circular, the shareholder meetings and completion of the Arrangement. If the market price of the Newmarket Shares relative to the Kirkland Shares increases or decreases, the value of the Consideration that Kirkland Shareholders receive pursuant to the Arrangement will correspondingly increase or decrease.

Many of the factors that could affect the market price of the Newmarket Shares and the Kirkland Shares are beyond the control of Newmarket and Kirkland, respectively. These fluctuations may be caused by, among other factors, changes in the businesses, operations, results and prospects of the companies, price of gold, market expectations of the likelihood that the Arrangement will be completed and the timing of its completion, the prospects for the Combined Company’s post-combination operations, the effect of any conditions or restrictions imposed on or proposed with respect to the Combined Company by governmental authorities and general market and economic conditions.

As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Combined Company after completion of the Arrangement. There can be no assurance that the market value of the Combined Company after completion of the Arrangement will equal or exceed the market value of the Kirkland Shares held by such Kirkland Shareholders or of the Newmarket Shares held by such Newmarket Shareholders prior to such time. In addition, there can be no assurance that the trading price of the Newmarket Shares will not decline following completion of the Arrangement.

There can be no certainty that the Arrangement will be completed

Completion of the Arrangement is subject to a number of conditions, certain of which may be outside the control of both Newmarket and Kirkland, including, without limitation, the requisite approvals of the Newmarket Shareholders and the Kirkland Shareholders, Competition Act Approval, FIRB Approval and the receipt of the Final Order. There can be no assurance, nor can Kirkland or Newmarket provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied or that the Arrangement will be completed as currently contemplated or at all. The requirement to take certain actions or to agree to certain conditions to satisfy such requirements or obtain any such approvals may have a material adverse effect on the business and affairs of the Combined Company or the trading price of the Newmarket Shares.

If the Arrangement is not completed, the market price of the Newmarket Shares and the Kirkland Shares may decline to the extent that the current market price reflects a market assumption that the Arrangement will be completed and their respective businesses may suffer. In addition, Newmarket and Kirkland will each remain liable for significant consulting, accounting and legal costs relating to the Arrangement and will not realize anticipated synergies, growth opportunities and other benefits of the Arrangement. If the Arrangement is not completed and the Kirkland Board and/or the Newmarket Board decides to seek another merger or arrangement, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the total Consideration to be paid pursuant to the Arrangement.

The Arrangement Agreement may be terminated in certain circumstances and Kirkland and Newmarket will incur costs even if the Arrangement is not completed and may become liable to pay the Kirkland Termination Payment, the Newmarket Termination Payment or the Termination Expense Reimbursement, as applicable, which could have an adverse effect on their respective financial condition

Each of Kirkland and Newmarket has the right to terminate the Arrangement Agreement and the Arrangement in certain circumstances. Accordingly, there is no certainty, nor can the Parties provide any assurance, that the Arrangement Agreement will not be terminated by either Kirkland or Newmarket before the completion of the Arrangement. See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees must be paid by Kirkland and Newmarket even if the Arrangement is not completed.

Under the Arrangement Agreement, Kirkland or Newmarket may be required to pay the Kirkland Termination Payment, the Newmarket Termination Payment or the Termination Expense Reimbursement as applicable, in certain circumstances. Payment of this amount could have an adverse effect on the applicable Party’s financial condition following any such termination of the Arrangement Agreement. See “The Arrangement Agreement – Termination Payments”.

The Kirkland Termination Payment and the Newmarket Termination Payment provided under the Arrangement Agreement may discourage other Acquisition Proposals

Under the Arrangement Agreement, Newmarket and Kirkland would be required to pay a fee of $42.5 million and $55 million, respectively, in the event the Arrangement Agreement is terminated in certain circumstances. The Kirkland Termination Payment and the Newmarket Termination Payment may discourage other parties from attempting to make an Acquisition Proposal to either Newmarket or Kirkland, even if those parties would otherwise be willing to offer greater value than that offered under the Arrangement.

Kirkland and Newmarket directors and officers may have interests in the Arrangement that are different from those of Kirkland Shareholders and Newmarket Shareholders

In considering the recommendation of the Kirkland Board and the Newmarket Board to vote in favour of the Arrangement Resolution and the Newmarket Resolutions and the Board Delegation Resolution, Kirkland Shareholders and Newmarket Shareholders should be aware that certain members of the Kirkland Board, Newmarket Board and the Kirkland and Newmarket management teams have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of Kirkland Shareholders and Newmarket Shareholders generally. See “The Arrangement – Interests of Certain Persons in the Arrangement – Kirkland Directors and Officers” and “The Arrangement – Interests of Certain Persons in the Arrangement – Newmarket Directors and Officers”.

There is a risk that the Arrangement will be a fully taxable transaction for U.S. federal income tax purposes

Kirkland and Newmarket intend that the Arrangement should qualify as a Reorganization within the meaning of Section 368(a) of the Code. However, there is a risk that the Arrangement could fail to so qualify and accordingly would be a fully taxable transaction. Even if the Arrangement does qualify as a Reorganization, if it is determined that Kirkland was a PFIC for any year during a U.S. Holder’s holding period in its Kirkland Shares, the transactions contemplated herein may result in the application of certain adverse tax rules in respect of the Arrangement to a U.S. Holder if the U.S. Holder does not have in effect a QEF Election or a Mark-to-Market Election with respect to its Kirkland Shares. These adverse tax rules would include, but are not limited to: (a) the Arrangement being treated as a fully taxable transaction even if it qualifies as a Reorganization; (b) the gain resulting from the Arrangement being fully taxable at ordinary income, rather than capital gain, tax rates; and (c) an interest charge being imposed on the amount of the gain treated as being deferred under the PFIC rules. U.S. Holders are urged to consult their own tax advisors regarding all aspects of the Reorganization and PFIC rules and their potential applicability to the Arrangement. For a more detailed discussion of the U.S. federal income tax consequences of the Arrangement, including the consequences under the PFIC rules, see “Certain United States Federal Income Tax Considerations”.

Kirkland Shareholders may be subject to adverse Australian tax treatment

Kirkland Shareholders may be subject, in certain circumstances, to adverse Australian tax treatment as a result of the Plan of Arrangement. The Circular does not describe the potential Australian tax implications to Kirkland Shareholders and Kirkland Shareholders are urged to consult with their own tax advisors taking into consideration their particular circumstances.

Following the completion of the Arrangement, the Combined Company may issue additional equity securities

Following the completion of the Arrangement, the Combined Company may issue equity securities to finance its activities, including in order to finance acquisitions. If the Combined Company were to issue additional equity securities, the ownership interest of existing Shareholders may be diluted and some or all of the Combined Company’s financial measures on a per share basis could be reduced. Moreover, as the Combined Company’s intention to issue additional equity securities becomes publicly known, the Combined Company’s share price may be materially adversely affected.

While the Arrangement is pending, Kirkland and Newmarket are restricted from taking certain actions

The Arrangement Agreement restricts Kirkland and Newmarket from taking specified actions until the Arrangement is completed without the consent of the other Party which may adversely affect the ability of each to execute certain business strategies, including, but not limited to, the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. These restrictions may prevent Kirkland and Newmarket from pursing attractive business opportunities that may arise prior to the completion of the Arrangement.

The pending Arrangement may divert the attention of Kirkland’s and Newmarket’s management

The pendency of the Arrangement could cause the attention of Kirkland’s and Newmarket’s management to be diverted from the day-to-day operations. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of Kirkland or Newmarket regardless of whether the Arrangement is ultimately completed, or of the Combined Company if the Arrangement is completed.

Risk Factors Relating to Kirkland

Upon the completion of the Arrangement, Kirkland will amalgamate with Subco to create Amalco, which will be a wholly-owned subsidiary of the Combined Company and will continue to face the same risk factors that Kirkland currently faces with respect to its business and affairs. An investment in securities of the Combined Company could be subject to certain risks which may differ or be in addition to the risks applicable to an investment in Kirkland alone and should be carefully considered by prospective investors before purchasing such securities. In addition to information set out elsewhere in this Circular, certain of these risk factors are described in Kirkland’s annual information form dated March 10, 2016 under the heading “Description of the Company’s Business – Risk Factors” and in other documents incorporated by reference herein. Any one or more of such risk factors could materially affect the Combined Company’s future operating results and could cause actual events to differ materially from those described in forward-looking information relating to Kirkland alone.

Risk Factors Relating to Newmarket

Upon the completion of the Arrangement, the Combined Company will continue to face many risk factors that Newmarket currently faces with respect to its business and affairs. An investment in securities of the Combined Company could be subject to certain risks which may differ or be in addition to the risks applicable to an investment in Newmarket alone and should be carefully considered by prospective investors before purchasing such securities. In addition to information set out elsewhere in this Circular, certain of these risk factors are described in Newmarket’s annual information form dated March 21, 2016 under the heading “Risk Factors” and in other documents incorporated by reference herein. Any one or more of such risk factors could materially affect the Combined Company’s future operating results and could cause actual events to differ materially from those described in forward-looking information relating to Newmarket alone.

Risks Related to the Combined Company

The business of the Combined Company will be subject to the risks currently affecting the businesses of Kirkland and Newmarket

For a discussion of the businesses of Kirkland and Newmarket, together with factors to consider in connection with those businesses, please see “Appendix E – Information Relating to Kirkland”, “Appendix F – Information Relating to Newmarket” and the documents incorporated by reference into this Circular.

The integration of Newmarket and Kirkland may not occur as planned

If approved, the Arrangement will involve the integration of companies that previously operated independently. A number of risks and uncertainties are associated with the development of the Combined Company’s growth projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects, which are used in establishing ore/mineral reserve estimates for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for the Combined Company’s projects will differ from Kirkland’s and Newmarket’s current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, current estimates. If actual results are less favourable than Kirkland and Newmarket currently estimate, the Combined Company’s business, results of operations, financial condition and liquidity could be materially adversely impacted.

The ability to realize the benefits of the Arrangement including, among other things, those set forth in this Circular under the heading “The Arrangement – Reasons for the Recommendation of the Kirkland Board” and “The Arrangement – Reasons for the Recommendation of the Newmarket Board”, will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the Combined Company’s ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating Kirkland’s and Newmarket’s businesses following completion of the Arrangement.

Most operational and strategic decisions and certain staffing decisions with respect to the Combined Company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies which are geographically separated, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of the Combined Company’s operations after completion of the Arrangement could be adversely affected if the Combined Company cannot retain key employees to assist in the integration and operation of Kirkland and Newmarket. As a result of these factors, it is possible that the cost reductions and synergies expected from the combination of Kirkland and Newmarket will not be realized. In addition, such synergies assume certain realized long-term metals and consumable commodities prices and foreign exchange rates. If actual prices were below such assumed prices, the realization of potential synergies could be adversely effected.

This integration will require the dedication of substantial management effort, time and resources, including the potential of extensive travel, which may divert management’s focus and resources from other strategic opportunities following completion of the Arrangement and from operational matters during this process. The amount and timing of the synergies the Parties hope to realize may not occur as planned. In addition, the integration process may result in the disruption of ongoing business that may adversely affect the ability of the Combined Company to achieve the anticipated benefits of the Arrangement. A variety of factors, including those risk factors set forth in this Circular and in the documents incorporated by reference herein, may adversely affect the ability of Kirkland and Newmarket to achieve the anticipated benefits of the Arrangement. As a result of these factors, it is possible that any benefits expected from the Arrangement will not be realized.

Owning Newmarket Shares will expose Kirkland Shareholders to greater risks from foreign operations

All of Newmarket’s property interests are located in Australia. While Newmarket believes that Australia is a stable jurisdiction in which to conduct business, its operations could be adversely affected in varying degrees by local political and economic developments, including expropriation, nationalization, invalidation of governmental orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on foreign ownership, inability to obtain, or delays in obtaining, necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies.

Under the Arrangement Agreement, the Parties have agreed to complete the Arrangement, unless such would result in a Material Adverse Effect in respect of Kirkland or Newmarket. The occurrence of any such events in respect of the current operations or either Kirkland or Newmarket in the nations in which they conduct business could, following completion of the Arrangement, have an adverse effect on the Combined Company’s business and results of operations as currently contemplated and could adversely affect the ability of the Combined Company to achieve the anticipated benefits of the Arrangement.

Following the Arrangement the trading price of the Newmarket Shares may be volatile

The trading prices of the Kirkland Shares and the Newmarket Shares have been and may continue to be subject to and, following completion of the Arrangement, the Newmarket Shares, may be subject to, material fluctuations and may increase or decrease in response to a number of events and factors. The Newmarket Shares may be subject to, material fluctuations and may increase or decrease in response to a number of events and factors, including:

•	changes in the market price of the commodities that Kirkland and Newmarket and, following completion of the Arrangement, the Combined Company, sell and purchase;

•	current events affecting the economic situation in Canada, Australia and internationally;

•	trends in gold mining and mining, in general;

•	regulatory and/or government actions;

•	changes in financial estimates and recommendations by securities analysts;

•	acquisitions and financings;

•	the economics of current and future projects of Kirkland, Newmarket or, following completion of the Arrangement, the Combined Company;

•	quarterly variations in operating results; and

•	the operating and share price performance of other companies, including those that investors may deem comparable.

Following completion of the Arrangement, existing Kirkland Shareholders will have the ability to significantly influence certain corporate actions of the Combined Company

Immediately following the completion of the Arrangement, existing Kirkland Shareholders are expected to own approximately 57% of the Combined Company on a fully-diluted in-the-money basis, based on the number of outstanding Newmarket Shares and Kirkland Shares as of the date of this Circular and assuming that (i) there are no Dissenting Kirkland Shareholders, (ii) no Kirkland Options or SAS Options are exercised prior to the Effective Time, and (iii) no Newmarket Options are exercised prior to the Effective Time. Former Kirkland Shareholders (other than Dissenting Kirkland Shareholders) will be in a position to exercise significant influence over all matters requiring shareholder approval, including the election of directors, determination of significant corporate actions, amendments to the Combined Company’s articles of incorporation and the approval of any business combinations, mergers or takeover attempts, in a manner that could conflict with the interests of other shareholders. Although there are no agreements or understandings between the Kirkland Shareholders of which Newmarket or Kirkland is aware as to voting, if they voted in concert they would exert significant influence over the Combined Company.

Potential payments to Kirkland Shareholders who exercise Dissent Rights could have an adverse effect on the Combined Company’s financial condition or prevent the completion of the Arrangement

Kirkland Shareholders have the right to exercise Dissent Rights and demand payment equal to the fair value of their Kirkland Shares in cash. If Dissent Rights are exercised in respect of a significant number of Kirkland Shares, a substantial cash payment may be required to be made to such Kirkland Shareholders, which could have an adverse effect on the Combined Company’s financial condition and cash resources. Further, Kirkland’s and Newmarket’s obligation to complete the Arrangement is conditional upon Newmarket Shareholders and Kirkland Shareholders, respectively, holding no more than 5% of the outstanding Kirkland Shares having exercised Dissent Rights. Accordingly, the Arrangement may not be completed if Kirkland Shareholders exercise Dissent Rights in respect of more than 5% of the outstanding Kirkland Shares.

The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following the Arrangement

The unaudited pro forma condensed consolidated financial statements contained in this Circular are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following the Arrangement for several reasons. For example, the unaudited pro forma condensed consolidated financial statements have been derived from the respective historical financial statements of Kirkland and Newmarket and certain adjustments and assumptions have been made. The information upon which these adjustments and assumptions have been made is historical, preliminary and subject to change. Moreover, the unaudited pro forma condensed consolidated financial statements do not reflect all costs that are expected to be incurred by the Combined Company in connection with the Arrangement. For example, the impact of any incremental costs incurred, or synergies realized, in integrating Kirkland and Newmarket is not reflected in the unaudited pro forma condensed consolidated financial statements. In addition, the assumptions used in preparing the pro forma consolidated financial information may not prove to be accurate, and other factors may affect the Combined Company’s financial condition or results of operations following the Arrangement. The price of Newmarket Shares may be adversely affected if the actual results of the Combined Company fall short of the pro forma consolidated financial information contained in this Circular. See “Information Relating to the Combined Company – Selected Unaudited Pro Forma Consolidated Financial Information” and the unaudited pro forma condensed consolidated financial statements of the Combined Company attached as Appendix K to this Circular.

The Combined Company may be subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects

The Combined Company must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustain capital requirements. If the Combined Company does not realize satisfactory prices for the gold that it produces, it could be required to raise very significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could adversely affect the Combined Company’s credit ratings and its ability to access the capital markets in the future to meet any external financing requirements the Combined Company might have. If there are significant delays in when these projects are completed and are producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on the Combined Company’s results of operations, cash flow from operations and financial condition. In addition, the Combined Company’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at the Combined Company’s mining or processing operations could materially adversely affect the Combined Company’s business, results of operations, financial condition and liquidity.

The Combined Company is, and may become in the future, subject to legal proceedings

The Combined Company may, from time to time, become involved in various claims, legal proceedings, regulatory investigations and complaints. In addition, through the merger, the Combined Company will assume any liabilities to which Kirkland and Newmarket are currently subject. The Combined Company cannot reasonably predict the likelihood or outcome of these actions, or any other actions, should they arise. If the Combined Company is unable to resolve any such disputes favourably, it may have a material adverse impact on the Combined Company’s financial performance, cash flows, and results of operations. The Combined Company’s assets and properties may become subject to further liens, agreements, claims, or other charges as a result of such disputes.

Mineral reserve and mineral resource figures pertaining to the Combined Company’s properties are only estimates and are subject to revision based on developing information

Information pertaining to the Combined Company’s mineral reserves and mineral resources presented in this Circular or incorporated by reference herein are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Mineral reserve and mineral resource estimates are materially dependent on the prevailing price of minerals, including gold, and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals, including gold, or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period. The estimates of mineral reserves and mineral resources attributable to any specific property of the Combined Company are based on accepted engineering and evaluation principles. The estimated amount of contained minerals in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties. The level of production and capital and operating cost estimates relating to the Combined Company’s projects, which are used in establishing ore/mineral reserve estimates for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for the Combined Company’s projects will differ from its current estimates and assumptions, and these differences may be material.

RIGHTS OF DISSENTING KIRKLAND SHAREHOLDERS

The following description of the Dissent Rights of a Kirkland Shareholder with respect to the Arrangement is not a comprehensive statement of the procedures to be followed by a Dissenting Kirkland Shareholder who seeks payment of the fair value of his, her or its Kirkland Shares, and is qualified in its entirety by reference to the full text of Section 190 of the CBCA, which is attached as APPENDIX B to this Circular, as modified by the Interim Order, which is attached to this Circular as APPENDIX I. A Dissenting Kirkland Shareholder who intends to exercise Dissent Rights with respect to the Arrangement should carefully consider and comply with the provisions of Section 190 of the CBCA, as modified by the Interim Order. Failure to comply strictly with the provisions of Section 190 of the CBCA, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Dissenting Kirkland Shareholders may exercise Dissent Rights pursuant to and in the manner set forth under Section 190 of the CBCA, as modified by the Interim Order, provided that notwithstanding Subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution must be sent to Kirkland by Dissenting Kirkland Shareholders who wish to dissent with respect to the Arrangement and received by Kirkland not later than 5:00 p.m. (Toronto time) on November 23, 2016, or the date that is two business days immediately prior to the Kirkland Meeting or any date to which the Kirkland Meeting may be postponed or adjourned

Kirkland Shareholders who wish to dissent with respect to the Arrangement should take note that the procedures for dissenting to the Arrangement Resolution require strict compliance.

Summary of Dissent Rights

As indicated in the Kirkland Notice of Meeting, any Registered Kirkland Shareholder is entitled to be paid fair value for any Kirkland Shares in accordance with Section 190 of the CBCA if such holder dissents to the Arrangement and the Arrangement becomes effective. There can be no assurance that a Kirkland Shareholder that dissents will receive consideration for his, her or its Kirkland Shares of equal value to the consideration such Kirkland Shareholder would have received on completion of the Arrangement.

A Registered Kirkland Shareholder is not entitled to dissent with respect to such holder’s Kirkland Shares if such holder votes any of their Kirkland Shares in favour of the Arrangement Resolution. For greater certainty, a proxy submitted by a Registered Kirkland Shareholder that does not contain voting instructions will, unless revoked, be voted in favour of the Arrangement Resolution. A brief summary of the provisions of Section 190 of the CBCA is set out below.

Section 190 of the CBCA

A Dissenting Kirkland Shareholder has until 5:00 p.m. (Toronto time) on November 23, 2016, to send to Kirkland with respect to the Arrangement a written notice of dissent (“Notice of Dissent”) pursuant to Section 190 of the CBCA and the Arrangement Agreement by registered mail. Within 10 days after the Kirkland Shareholders adopt the Arrangement Resolution, Kirkland will send to each Dissenting Kirkland Shareholder who has filed an objection notice to the Arrangement a notice stating that the Arrangement Resolution has been adopted (the “Kirkland Notice”). A Kirkland Notice is not required to be sent to any Registered Kirkland Shareholder who voted for the Arrangement Resolution or who has withdrawn the Notice of Dissent.

The Dissenting Kirkland Shareholder must, within 21 days after receipt of the Kirkland Notice or, if the Dissenting Kirkland Shareholder does not receive a Kirkland Notice, within 21 days after learning that the Arrangement Resolution has been adopted, send to Kirkland a written notice (the “Demand Notice”) containing the Dissenting Kirkland Shareholder’s name and address, the number of Kirkland Shares in respect of which the Dissenting Kirkland Shareholder dissents and a demand for payment of the fair value of such Kirkland Shares. A Dissenting Kirkland Shareholder must, within 30 days after sending the Demand Notice, send the certificate(s) or DRS Advice(s) representing the Kirkland Shares in respect of which the Dissenting Kirkland Shareholder dissents to Kirkland or else the Dissenting Kirkland Shareholder will lose such right to make a claim for the fair value of the Kirkland Shares. On sending the Demand Notice, the Dissenting Kirkland Shareholder ceases to have any rights as a Kirkland Shareholder except the right to be paid the fair value of his or her Kirkland Shares in respect of which the dissent has been given, except where the Registered Kirkland Shareholder withdraws the Demand Notice before Kirkland sends its Offer to Purchase, or Kirkland decides not to proceed with the Arrangement, in which case such Registered Kirkland Shareholder’ rights are reinstated as of the date the Dissenting Kirkland Shareholder sent the Demand Notice.

The Combined Company is required, not later than seven days after the later of the Effective Date or the date the Combined Company receives a Demand Notice, to deliver to each Dissenting Kirkland Shareholder a written offer (the “Offer to Purchase”) to pay for the Kirkland Shares held by the Dissenting Kirkland Shareholder in an amount considered by the directors of the Combined Company to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Purchase shall be on the same terms as all other Offers to Purchase for the same class and series of Kirkland Shares. Dissenting Kirkland Shareholders who accept the Offer to Purchase will, unless such payment is prohibited by the CBCA, be paid within ten days. The Offer to Purchase lapses if the Combined Company does not receive an acceptance within 30 days after the date on which the Offer to Purchase was made.

If the Combined Company fails to make the Offer to Purchase, or the Dissenting Kirkland Shareholder fails to accept the Offer to Purchase, the Combined Company may apply to a court to fix a fair value for the Kirkland Shares held by Dissenting Kirkland Shareholders within 50 days after the Effective Date or within such further period as the court may allow. Upon any such application by the Combined Company, the Combined Company shall notify each affected Dissenting Kirkland Shareholder of the date, place and consequences of the application and of such Dissenting Kirkland Shareholder’s right to appear and be heard in person or by counsel. If the Combined Company fails to make such an application, a Dissenting Kirkland Shareholder has the right to so apply within a further period of 20 days or within such further period as the court may allow. The applications referred to above shall be made to a court having jurisdiction in the place where the Combined Company has its registered office (expected to be Toronto, Ontario, Canada) or in the province where the Dissenting Kirkland Shareholder resides if the Combined Company carries on business in that province. All Dissenting Kirkland Shareholders whose Kirkland Shares have not been purchased by the Combined Company will be joined as parties to the application and will be bound by the decision of the court. The court may determine whether any person is a Dissenting Kirkland Shareholder who should be joined as a party and the court will fix a fair value for the Kirkland Shares of all Dissenting Kirkland Shareholders. In its discretion, the court may appoint one or more appraisers to assist the court to fix a fair value for the shares of the Dissenting Kirkland Shareholder. A court may include, in its discretion, a reasonable rate of interest on the amount payable to each Dissenting Kirkland Shareholder from the Effective Date until the date of payment. The final order of a court would be rendered against the Combined Company in favour of each Dissenting Kirkland Shareholder and for the amount of the shares as fixed by the court.

Addresses for Notice

All Notices of Dissent to the Arrangement Resolution pursuant to Section 190 of the CBCA should be addressed to:

Kirkland Lake Gold Inc.

c/o Cassels Brock & Blackwell LLP
Suite 2100, 40 King Street West
Toronto, Ontario
M5H 3C2

Attention: Eva Bellissimo

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Kirkland Shareholder with respect to the Arrangement. Section 190 of the CBCA, as modified by the Interim Order, requires strict adherence to the procedures established therein and failure to do so may result in the loss of all Dissent Rights. Accordingly, each Kirkland Shareholder who might desire to exercise Dissent Rights with respect to the Arrangement should carefully consider and comply with the provisions of Section 190 of the CBCA, the full text of which is set forth in APPENDIX B to this Circular, and the Interim Order set forth in APPENDIX I to this Circular and consult such shareholder’s legal advisor.

If, as of the Effective Date, Kirkland Shareholders that, in the aggregate constitute greater than 5% of the number of Kirkland Shares then outstanding, have indicated their intention in writing to exercise Dissent Rights, Kirkland will not be obligated to complete the Arrangement. See “The Arrangement Agreement – Conditions Precedent to the Arrangement – Additional Conditions in Favour of Kirkland”.

GENERAL INFORMATION CONCERNING
THE KIRKLAND MEETING AND VOTING

Time, Date and Place

The Kirkland Meeting will be held at the offices of Cassels Brock & Blackwell LLP, Suite 2100, 40 King Street West, Toronto, Ontario M5H 3C2 on November 25, 2016 at 10:00 a.m. (Toronto time).

Record Date

The record date for determining the Kirkland Shareholders entitled to receive notice of and to vote at the Kirkland Meeting is October 25, 2016. Only Kirkland Shareholders of record as of the close of business (Toronto time) on the Record Date are entitled to receive notice of and to vote at the Kirkland Meeting. The failure of any Kirkland Shareholder who was a Kirkland Shareholder on the Record Date to receive notice of the Kirkland Meeting does not deprive the Kirkland Shareholder of the right to vote at the Kirkland Meeting.

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of Kirkland for use at the Kirkland Meeting and any postponement or adjournment thereof for the purposes set forth in the accompanying Kirkland Notice of Meeting. It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone by directors, officers or employees of Kirkland to whom no additional compensation will be paid. In addition, Kirkland has retained Kingsdale for governance advisory and proxy solicitation services for a fee of approximately $200,000 plus reasonable additional out-of-pocket expenses. All costs of solicitation by management will be borne by Kirkland.

Voting by Proxies

The form of proxy accompanying this Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Kirkland Notice of Meeting and any other matters that may properly come before the Kirkland Meeting or any postponement or adjournment thereof. As at the date of this Circular, Kirkland’s management is not aware of any such amendments or variations, or of other matters to be presented for action at the Kirkland Meeting. However, if any amendments to matters identified in the accompanying Kirkland Notice of Meeting or any other matters which are not now known to management should properly come before the Kirkland Meeting or any postponement or adjournment thereof, the Kirkland Shares represented by properly executed proxies given in favour of the person(s) designated by management of Kirkland in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

If the instructions in a proxy given to Kirkland’s management are specified, the Kirkland Shares represented by such proxy will be voted FOR or AGAINST in accordance with your instructions on any poll that may be called for. If a choice is not specified, the Kirkland Shares represented by a proxy given to Kirkland’s management will be voted FOR the approval of the Arrangement Resolution as described in this Circular. A Kirkland Shareholder has the right to appoint a person (who need not be a Kirkland Shareholder) to attend and act for him, her or it and on his, her or its behalf at the Kirkland Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy and striking out the names now designated.

Kirkland Shareholders are invited to attend the Kirkland Meeting. Registered Kirkland Shareholders who are unable to attend the Kirkland Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the enclosed instructions.

To vote by telephone, Registered Kirkland Shareholders should call Computershare Investor Services Inc. at 1-866-732-8683. Kirkland Shareholders will need to enter the 15-digit control number provided on the form of proxy to identify themselves as shareholders on the telephone voting system.

To vote over the internet, Registered Kirkland Shareholders should go to www.investorvote.com. Kirkland Shareholders will need to enter the 15-digit control number provided on the form of proxy to identify themselves as shareholders on the voting website.

To be used at the Kirkland Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 (Telephone: 1-800-564-6253 (toll free within North America) or (514) 982-7555 (outside North America)) by mail or fax ((416) 263-9394 or 1-888-453-0330) or the proxy vote is otherwise registered in accordance with the instructions thereon. Beneficial Kirkland Shareholders who receive these materials through their Intermediary should complete and send the form of proxy or VIF in accordance with the instructions provided by their Intermediary. To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Toronto time) on November 23, 2016, or in the case of any postponement or adjournment of the Kirkland Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the postponed or adjourned meeting. Late proxies may be accepted or rejected by the Chair of the Kirkland Meeting in his or her discretion, and the Chair is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chair of the Kirkland Meeting at his or her discretion, without notice.

If your Kirkland Shares are registered in more than one name, all registered persons must sign the form of proxy. If your Kirkland Shares are registered in a company’s name or any name other than your own, you may be required to provide documents proving your authorization to sign the form of proxy for that company or name. For any questions about the proper supporting documents, contact Computershare before submitting your form of proxy.

Revocability of Proxies

In addition to revocation in any other manner permitted by Law, a Kirkland Shareholder executing the enclosed form of proxy has the power to revoke it by depositing an instrument in writing executed by the Kirkland Shareholder or his or her legal representative authorized in writing or, where the Kirkland Shareholder is a corporation, such instrument must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation. To be valid, an instrument of revocation must be delivered to Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or to Kirkland at 200 Bay Street, Suite 3120, Toronto, Ontario M5J 2J1 any time up to and including the close of business on the last business day preceding the day of the Kirkland Meeting, or any postponement or adjournment thereof, or deposited with the Chair of the Kirkland Meeting prior to the commencement of the Kirkland Meeting.

A Beneficial Kirkland Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Beneficial Kirkland Shareholder’s are held and following the instructions of the Intermediary respecting the revocation of proxies.

Voting of Kirkland Shares Owned by Beneficial Kirkland Shareholders

Many shareholders are “Beneficial Shareholders” because the shares of the company they own are not registered in their names but are instead registered in the name of the Intermediary through which they purchased the shares. If you are a Beneficial Kirkland Shareholder, you should read the information under the heading “Joint Management Information Circular - Information for Beneficial Shareholders” for information on how to vote your Kirkland Shares at the Kirkland Meeting.

There are two kinds of Beneficial Shareholders – those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners). Kirkland is sending the Meeting Materials directly to NOBOs in connection with the Kirkland Meeting.

Intermediaries are required to forward the Meeting Materials to Beneficial Kirkland Shareholders unless in the case of certain proxy-related materials the Beneficial Kirkland Shareholder has waived the right to receive them. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable VIF instead of the form of proxy. The Beneficial Kirkland Shareholder is asked to complete the VIF and return it by mail or facsimile. Alternatively, the Beneficial Kirkland Shareholder may call a toll-free number or go online to vote. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Kirkland Shares to be represented at the applicable meeting.

Kirkland may utilize the Broadridge QuickVote™ service to assist shareholders with voting their shares. NOBOs of Kirkland may be contacted by Kingsdale to conveniently obtain a vote directly over the telephone.

Should a Beneficial Kirkland Shareholder wish to attend and vote at the Kirkland Meeting in person, they must insert his or her name (or the name of such other person as the Beneficial Kirkland Shareholder wishes to attend and vote on his or her behalf) in the blank space provided for that purpose on the VIF and return the completed VIF in accordance with the instructions provided well in advance of the Kirkland Meeting. For greater certainty, Beneficial Kirkland Shareholders should note that they are not entitled to use a VIF or proxy form received from Broadridge or their Intermediary to vote Kirkland Shares directly at the Kirkland Meeting.

Quorum

A quorum at meetings of Kirkland Shareholders is present if two persons holding not less than 25% of the Kirkland Shares entitled to vote at the meeting are present in person or represented by proxy.

Principal Kirkland Shareholders

The authorized share capital of Kirkland consists of an unlimited number of Kirkland Shares. As at the Record Date, 117,503,088 Kirkland Shares were issued and outstanding. Each Kirkland Share is entitled to one vote at a meeting of Kirkland Shareholders.

To the knowledge of the directors and executive officers of Kirkland, as of the date of this Circular, no persons beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding common shares of Kirkland.

Particulars of Matters to be Acted Upon at the Kirkland Meeting

The Arrangement Resolution

At the Kirkland Meeting, the Kirkland Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution set forth in Appendix A to this Circular to approve the Arrangement.

The Arrangement Resolution must be approved by (i) at least two-thirds of the votes cast on the Arrangement Resolution by Kirkland Shareholders, present in person or represented by proxy and entitled to vote at the Kirkland Meeting and (ii) a simple majority of the votes cast on the Arrangement Resolution by Kirkland Shareholders, present in person or represented by proxy and entitled to vote at the Kirkland Meeting, excluding the votes cast in respect of Kirkland Shares held by any “interested party” (as defined in MI 61-101), any “related party” (as defined in MI 61-101) of such interested party or any joint actor (as defined in MI 61-101) of such interested party or related party. If the Arrangement Resolution does not receive the requisite approval, the Arrangement will not proceed. Unless otherwise directed in a properly completed form of proxy, it is the intention of individuals named in the enclosed form of proxy to vote FOR the Arrangement Resolution. If you do not specify how you want your Kirkland Shares voted at the Kirkland Meeting, the persons named as proxyholders in the enclosed form of proxy will cast the votes represented by your proxy at the Kirkland Meeting FOR the Arrangement Resolution.

The Kirkland Board unanimously, with the exception of Eric Sprott who did not participate in the board meetings or vote with respect to the Arrangement, approved the Arrangement Agreement and the performance of the transactions contemplated in the Arrangement Agreement and recommends that Kirkland Shareholders vote their Kirkland Shares FOR the Arrangement Resolution.

See “Rights Of Dissenting Kirkland Shareholders” in this Circular for information concerning the rights of Kirkland Shareholders to dissent in respect of the Arrangement Resolution.

GENERAL INFORMATION CONCERNING
THE NEWMARKET MEETING AND VOTING

Time, Date And Place

The Newmarket Meeting will be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9 on November 25, 2016 at 10:00 a.m. (Toronto time).

Record Date

The record date for determining the Newmarket Shareholders entitled to receive notice of and to vote at the Newmarket Meeting is October 25, 2016. Only Newmarket Shareholders of record as of the close of business (Toronto time) on the Record Date are entitled to receive notice of and to vote at the Newmarket Meeting. The failure of any Newmarket Shareholder who was a Newmarket Shareholder on the Record Date to receive notice of the Newmarket Meeting does not deprive the Newmarket Shareholder of the right to vote at the Newmarket Meeting.

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of Newmarket for use at the Newmarket Meeting and any postponement or adjournment thereof for the purposes set forth in the accompanying Newmarket Notice of Meeting. It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone by directors, officers or employees of Newmarket to whom no additional compensation will be paid. In addition, Newmarket has retained the services of Laurel Hill to solicit proxies for a fee of approximately $60,000 plus reasonable additional out-of-pocket expenses. All costs of solicitation by management will be borne by Newmarket.

Voting by Proxies

The form of proxy accompanying this Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Newmarket Notice of Meeting and any other matters that may properly come before the Newmarket Meeting or any postponement or adjournment thereof. As at the date of this Circular, Newmarket’s management is not aware of any such amendments or variations, or of other matters to be presented for action at the Newmarket Meeting. However, if any amendments to matters identified in the accompanying Newmarket Notice of Meeting or any other matters which are not now known to management should properly come before the Newmarket Meeting or any postponement or adjournment thereof, the Newmarket Shares represented by properly executed proxies given in favour of the person(s) designated by management of Newmarket in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

If the instructions in a proxy given to Newmarket’s management are specified, the Newmarket Shares represented by such proxy will be voted FOR or AGAINST in accordance with your instructions on any poll that may be called for. If a choice is not specified, the Newmarket Shares represented by a proxy given to Newmarket’s management will be voted FOR the approval of the Newmarket Resolutions and the Board Delegation Resolution, each as described in this Circular. A Newmarket Shareholder has the right to appoint a person (who need not be a Newmarket Shareholder) to attend and act for him, her or it and on his, her or its behalf at the Newmarket Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy and striking out the names now designated.

Newmarket Shareholders are invited to attend the Newmarket Meeting. Registered Newmarket Shareholders who are unable to attend the Newmarket Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote over the internet, in each case in accordance with the enclosed instructions.

To vote over the internet, Registered Newmarket Shareholders should go to www.voteproxyonline.com. Newmarket Shareholders will need to enter the 12-digit control number provided on the form of proxy to identify themselves as shareholders on the voting website.

To be used at the Newmarket Meeting, the completed proxy form must be deposited at the office of TSX Trust, 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1, Attention: Proxy Department by mail or fax at (416) 595-9593 or the proxy vote is otherwise registered in accordance with the instructions thereon. Beneficial Newmarket Shareholders who receive these materials through their Intermediary should complete and send the form of proxy or VIF in accordance with the instructions provided by their Intermediary. To be effective, a proxy must be received by TSX Trust not later than 10:00 a.m. (Toronto time) on November 23, 2016, or in the case of any postponement or adjournment of the Newmarket Meeting not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the postponed or adjourned meeting. Late proxies may be accepted or rejected by the Chair of the Newmarket Meeting in his or her discretion. The Chair is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chair of the Newmarket Meeting at his or her discretion, without notice.

If your Newmarket Shares are registered in more than one name, all registered persons must sign the form of proxy. If your Newmarket Shares are registered in a company’s name or any name other than your own, you may be required to provide documents proving your authorization to sign the form of proxy for that company or name. For any questions about the proper supporting documents, contact TSX Trust before submitting your form of proxy.

Revocability of Proxies

In addition to revocation in any other manner permitted by Law, a Newmarket Shareholder executing the enclosed form of proxy has the power to revoke it by: (i) completing and signing a proxy bearing a later date, and delivering it to TSX Trust any time up to 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Newmarket Meeting, or 48 hours (excluding Saturdays, Sundays and holidays) preceding the time to which the meeting was adjourned or postponed; or (ii) depositing an instrument in writing executed by the Newmarket Shareholder or his or her legal representative authorized in writing or, where the Newmarket Shareholder is a corporation, by the corporation or a representative of the corporation. To be valid, an instrument of revocation must be received at Newmarket’s registered office by fax at (604) 681-6112, or by mail or by hand at Scotia Plaza, 40 King Street West, Suite 2100, Toronto, Ontario M5H 3C2 at any time up to and including the last business day preceding the day of the Newmarket Meeting, or in the case of any postponement or adjournment of the Newmarket Meeting, the last business day preceding the day of the postponed or adjourned Newmarket Meeting, or delivered to the Chair of the Newmarket Meeting on the day fixed for the Newmarket Meeting, and prior to the start of the Newmarket Meeting or any postponement or adjournment thereof. A Registered Newmarket Shareholder may also revoke a proxy in any other manner permitted by Law. Only Registered Newmarket Shareholders have the right to revoke a proxy. Beneficial Newmarket Shareholders who wish to change their vote must in sufficient time in advance of the Newmarket Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures.

Voting of Newmarket Shares Owned by Beneficial Newmarket Shareholders

Many shareholders are “Beneficial Shareholders” because the shares of the company they own are not registered in their names but are instead registered in the name of the Intermediary through which they purchased the shares. If you are a Beneficial Newmarket Shareholder, you should read the information under the heading “Joint Management Information Circular – Information for Beneficial Shareholders” for information on how to vote your Newmarket Shares at the Newmarket Meeting.

There are two kinds of Beneficial Shareholders – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

Intermediaries are required to forward the Meeting Materials to Beneficial Shareholders unless in the case of certain proxy-related materials the Beneficial Shareholder has waived the right to receive them. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable VIF instead of the form of proxy. The Beneficial Shareholder is asked to complete the VIF and return it by mail or facsimile. Alternatively, the Beneficial Shareholder may call a toll-free number or go online to vote. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Newmarket Shares to be represented at the applicable meeting.

Newmarket may utilize the Broadridge QuickVote™ service to assist shareholders with voting their shares. NOBOs of Newmarket may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

Should a Beneficial Shareholder wish to attend and vote at the Newmarket Meeting in person, they must insert his or her name (or the name of such other person as the Beneficial Shareholder wishes to attend and vote on his or her behalf) in the blank space provided for that purpose on the VIF and return the completed VIF in accordance with the instructions provided well in advance of the Newmarket Meeting.

Quorum

A quorum at meetings of Newmarket Shareholders consists of two persons present in person, each being a Newmarket Shareholder entitled to vote thereat, or a duly appointed proxy or proxyholder for an absent Newmarket Shareholder so entitled, holding or representing in the aggregate not less than 10% of the issued Newmarket Shares enjoying voting rights at such meeting.

Principal Newmarket Shareholders

As at the close of business on October 26, 2016, Newmarket has issued and outstanding 178,399,420 fully paid and non-assessable Newmarket Shares. Newmarket Shareholders are entitled to cast one vote per Newmarket Share.

Any Newmarket Shareholder of record at the close of business on October 25, 2016 who either personally attends the Newmarket Meeting or who has completed and delivered a proxy in the manner specified, subject to the provisions described above, will be entitled to vote or to have such shareholder’s shares voted at the Newmarket Meeting.

To the best of the knowledge of the directors and executive officers of Newmarket, as of the date of this Circular, there are no persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, voting shares carrying 10% or more of the voting rights attached to any class of voting shares of Newmarket, except for Eric Sprott, who holds an aggregate of 23,941,896 Newmarket Shares and Van Eck Associates, which holds an aggregate of 23,069,942 Newmarket Shares, constituting approximately 13.5% and 13% of the Newmarket Shares, respectively.

Particulars of Matters to be Acted Upon at the Newmarket Meeting

The Share Issuance Resolution

At the Newmarket Meeting, the Newmarket Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “Share Issuance Resolution”), the full text of which is set forth in APPENDIX C to this Circular, approving the issuance by Newmarket of such number of Newmarket Shares as may be required to be issued pursuant to or in connection with the Arrangement in accordance with the terms of the Arrangement Agreement.

If the Arrangement is completed, up to (i) approximately 247,379,251 Newmarket Shares will be issued as consideration for Kirkland Shares, (ii) 6,167,446 Newmarket Shares will be reserved for issuance upon the exercise of Replacement Securities, (iii) 17,529,565 Newmarket Shares will be reserved for issuance upon the conversion of the Kirkland Debentures; (iv) 306,885 Newmarket Shares will be reserved for issuance upon the vesting of Kirkland RSUs and (v) 529,499 Newmarket Shares will be reserved for issuance upon the vesting of Kirkland PSUs, representing, in the aggregate, up to approximately 271,912,619 Newmarket Shares or approximately 152.42% of the current number of issued and outstanding Newmarket Shares on a fully-diluted in-the-money basis (based on an aggregate 117,503,088 Kirkland Shares, 1,640,375 Kirkland Options, 1,289,111 SAS Options, 56,903 6% Debentures, 62,100 7.5% Debentures, 145,754 Kirkland RSUs and 125,754 Kirkland PSUs outstanding as of the date hereof and assuming the maximum pay-out factor under the terms of the Kirkland PSUs). Pursuant to the policies of the TSX, Newmarket Shareholders will be asked at the Newmarket Meeting to approve the maximum aggregate issuance of Newmarket Shares comprising the Consideration and the Newmarket Shares issuable upon the exercise of the Replacement Securities. The Share Issuance Resolution must be approved, with or without variation, by at least a majority of the votes cast by Newmarket Shareholders, present in person or represented by proxy and entitled to vote at the Newmarket Meeting. If the Share Issuance Resolution does not receive the requisite approval, the Arrangement will not proceed.

Unless otherwise directed in a properly completed form of proxy, it is the intention of individuals named in the enclosed form of proxy to vote FOR the Share Issuance Resolution. If you do not specify how you want your Newmarket Shares voted at the Newmarket Meeting, the persons named as proxyholders in the enclosed form of proxy will cast the votes represented by your proxy at the Newmarket Meeting FOR the Share Issuance Resolution.

The Newmarket Board has unanimously approved the Arrangement Agreement and the performance of the transactions contemplated therein and recommends that Newmarket Shareholders vote their Newmarket Shares FOR the Share Issuance Resolution.

The Articles of Amendment Resolutions

(a)	The Name Change Resolution

At the Newmarket Meeting, the Newmarket Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Name Change Resolution”), the full text of which is set forth in APPENDIX C to this Circular, approving, conditional upon the closing of the Arrangement, the amendment to the articles of Newmarket to change the name of Newmarket to “Kirkland Lake Gold Ltd.”, subject to regulatory approval.

(b)	The Consolidation Resolution

At the Newmarket Meeting, the Newmarket Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Consolidation Resolution”, and together with the Name Change Resolution, the “Articles of Amendment Resolutions”), the full text of which is set forth in APPENDIX C to this Circular, approving, conditional upon the closing of the Arrangement, the amendment to the articles of Newmarket to provide that (i) the authorized capital of Newmarket be altered by consolidating all of the Newmarket Shares on the basis of 0.475 of a new Newmarket Share for every one existing Newmarket Share; and (iii) any fractional Newmarket Shares arising from the Consolidation of the Newmarket Shares will be deemed to have been tendered by its registered owner to Newmarket for cancellation for no consideration.

Each of the Articles of Amendment Resolutions must be approved, with or without variation, by the affirmative vote of at least 66 2/3% of the votes cast by Newmarket Shareholders, present in person or represented by proxy and entitled to vote at the Newmarket Meeting. Approval of the Articles of Amendment Resolutions by the Newmarket Shareholders is a condition precedent to completion of the Arrangement in favour of Kirkland. Should Newmarket Shareholders fail to approve the Articles of Amendment Resolutions by the requisite majority, the Arrangement will not be completed, unless such condition precedent is waived by Kirkland.

Unless otherwise directed in a properly completed form of proxy, it is the intention of individuals named in the enclosed form of proxy to vote FOR each of the Articles of Amendment Resolutions. If you do not specify how you want your Newmarket Shares voted at the Newmarket Meeting, the persons named as proxyholders in the enclosed form of proxy will cast the votes represented by your proxy at the Newmarket Meeting FOR each of the Articles of Amendment Resolutions.

The Newmarket Board has unanimously approved the Arrangement Agreement and the performance of the transactions contemplated therein and recommends that Newmarket Shareholders vote their Newmarket Shares FOR each of the Articles of Amendment Resolutions.

The Newmarket Board Resolution and the Election of the Board Nominees

At the Newmarket Meeting, the Newmarket Shareholders will be asked to consider and, if thought advisable, to (i) pass, with or without variation, an ordinary resolution (the “Newmarket Board Resolution”), the full text of which is set forth in APPENDIX C to this Circular, conditional upon the closing of the Arrangement, setting the board of directors of Newmarket at nine directors and (ii) elect, conditional on the closing of the Arrangement, Anthony Makuch, Maryse Bélanger, Jon Gill, Arnold Klassen, Pamela Klessig, Barry Olson, Jeffrey Parr, Eric Sprott and Raymond Threlkeld (collectively, the “Board Nominees”) as directors of Newmarket.

Management does not contemplate that any of the Board Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Newmarket Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Board Nominee(s) unable to serve.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR (i) the Newmarket Board Resolution and (ii) the election of each of the Board Nominees.

Newmarket’s by-laws contain an advance notice provision (the “Advance Notice Provision”) for nominations of directors by shareholders in certain circumstances. As of the date hereof, Newmarket has not received notice of any director nominations in connection with the Newmarket Meeting within the time periods prescribed by the Advance Notice Provision. Assuming no nominations are received by the close of business on October 27, 2016, the only persons eligible to be nominated for election to the Newmarket Board are the Board Nominees.

Biographies of Board Nominees

See “Governance and Management of the Combined Company – Directors and Senior Officers” for biographies of each of the Board Nominees.

The Newmarket Board Resolution must be approved, with or without variation, by at least a majority of the votes cast by Newmarket Shareholders, present in person or represented by proxy and entitled to vote at the Newmarket Meeting.

To be elected, each of the Board Nominees must receive the support of at least a majority of the votes cast by Newmarket Shareholders, present in person or represented by proxy and entitled to vote at the Newmarket Meeting.

Approval by the Newmarket Shareholders of: (i) the Newmarket Board Resolution; and (ii) the election of each of the Board Nominees, is a condition precedent to completion of the Arrangement in favour of Kirkland. Should Newmarket Shareholders fail to approve the Newmarket Board Resolution and the election of each of the Board Nominees by the requisite majority, the Arrangement will not be completed, unless such condition precedent is waived by Kirkland.

Unless otherwise directed in a properly completed form of proxy, it is the intention of individuals named in the enclosed form of proxy to vote FOR (i) the Newmarket Board Resolution and (ii) the election each of the Board Nominees. If you do not specify how you want your Newmarket Shares voted at the Newmarket Meeting, the persons named as proxyholders in the enclosed form of proxy will cast the votes represented by your proxy at the Newmarket Meeting FOR (i) the Newmarket Board Resolution and (ii) the election of each of the Board Nominees.

The Newmarket Board unanimously recommends that Newmarket Shareholders vote their Newmarket Shares FOR (i) the Newmarket Board Resolution and (ii) the election of each of the Board Nominees.

The Board Delegation Resolution

At the Newmarket Meeting, the Newmarket Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Board Delegation Resolution”), the full text of which is set forth in APPENDIX C to the accompanying Circular, conditional upon the closing of the Arrangement, authorizing the Newmarket Board to determine the size of the Newmarket Board from time to time in accordance with subsection 125(3) and 124(2) of the OBCA. Subsections 125(3) and 124(2) of the OBCA, allows the Newmarket Shareholders, by way of a special resolution, to empower the Newmarket Board to increase the size of the Newmarket Board by up to 1/3 the number of directors serving on the Newmarket Board, within the minimum and maximum number of directors provided for in the articles of Newmarket, and appoint a director to fill any vacancy resulting from such an increase in the size of the Newmarket Board between annual meetings of Newmarket Shareholders.

Unless otherwise directed in a properly completed form of proxy, it is the intention of individuals named in the enclosed form of proxy to vote FOR the Board Delegation Resolution. If you do not specify how you want your Newmarket Shares voted at the Newmarket Meeting, the persons named as proxyholders in the enclosed form of proxy will cast the votes represented by your proxy at the Newmarket Meeting FOR the Board Delegation Resolution.

The Newmarket Board has unanimously approved the Arrangement Agreement and the performance of the transactions contemplated therein and recommends that Newmarket Shareholders vote their Newmarket Shares FOR the Newmarket Board Delegation Resolution.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular or the documents incorporated by reference herein, within the three years prior to the date of this Circular, no insider of Kirkland or Newmarket, director or associate or affiliate of any insider or director of Kirkland or Newmarket, has or had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or could materially affect Kirkland or Newmarket or any of their respective subsidiaries.

LEGAL MATTERS

Certain Canadian legal matters in connection with the Arrangement will be passed upon by Cassels Brock & Blackwell LLP on behalf of Kirkland. Certain Canadian legal matters in connection with the Arrangement will be passed upon by Stikeman Elliott LLP on behalf of Newmarket. Certain United States legal matters in connection with the Arrangement will be passed upon by Dorsey & Whitney LLP. As of the date hereof, the partners and associates of Cassels Brock & Blackwell LLP, in each case as a group, beneficially owned, directly or indirectly, less than one percent of the Kirkland Shares, and the partners and associates of Stikeman Elliott LLP, in each case as a group, beneficially owned, directly or indirectly, less than one percent of the Newmarket Shares. As of the date hereof, the partners and associates of Dorsey & Whitney LLP, in each case as a group, beneficially owned, directly or indirectly, less than one percent of the Kirkland Shares and Newmarket Shares, respectively.

INTERESTS OF EXPERTS OF KIRKLAND AND NEWMARKET

For information on the interests of experts of Kirkland and Newmarket, see “Appendix E – Information Relating to Kirkland – Interest of Experts” and “APPENDIX F – Information Relating to Newmarket – Interest of Experts”, respectively.

KIRKLAND DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the Kirkland Board.

The information concerning Newmarket contained in this Circular, including the appendices attached hereto and the information incorporated by reference herein, has been provided by Newmarket. The Kirkland Board has relied upon this information without having made any independent inquiry as to the accuracy thereof. Kirkland assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of Newmarket to disclose facts or events which may affect the accuracy of any such information.

DATED this 28th day of October, 2016.

BY ORDER OF THE BOARD OF DIRECTORS
OF KIRKLAND LAKE GOLD INC.

“Anthony Makuch”

Anthony Makuch

President and Chief Executive Officer and Director

NEWMARKET DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the Newmarket Board.

The information concerning Kirkland contained in this Circular, including the appendices attached hereto, has been provided by Kirkland. The Newmarket Board has relied upon this information without having made any independent inquiry as to the accuracy thereof. Newmarket assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of Kirkland to disclose facts or events which may affect the accuracy of any such information.

DATED this 28th day of October, 2016.

BY ORDER OF THE BOARD OF DIRECTORS
OF NEWMARKET GOLD INC.

“Douglas B. Forster”

Douglas B. Forster

President and Chief Executive Officer and Director

GLOSSARY OF DEFINED TERMS

The following terms used in the Circular have the meanings set forth below.

“6% Debentures” means the 6% convertible unsecured subordinated debentures of Kirkland issued on July 19, 2012, maturing on June 30, 2017.

“7.5% Debentures” means the 7.5% convertible unsecured subordinated debentures of Kirkland issued on November 7, 2012, maturing on December 31, 2017.

“Acquisition Proposal” means, with respect to a Party, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned subsidiaries, any offer, proposal, expression of interest or inquiry from any person or group of persons acting jointly or in concert, whether or not in writing and whether or not delivered to the shareholders of a Party, after the date hereof relating to: (a) any acquisition or sale, direct or indirect, through one or more transactions, of: (i) the assets of that Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of that Party and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of a Party and its subsidiaries, taken as a whole, or (ii) 20% or more of the issued and outstanding voting or equity securities or any securities exchangeable for or convertible into voting or equity securities of that Party or any one or more of its subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the fair market value consolidated assets of that Party and its subsidiaries, taken as a whole; (b) any take-over bid, tender offer, exchange offer or other transaction that, if consummated, would result in such person or group of persons beneficially owning 20% or more of the issued and outstanding voting or equity securities of any class of voting or equity securities of that Party; (c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, joint venture, partnership, liquidation, dissolution or other similar transaction involving that Party or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that Party and its subsidiaries, taken as a whole; (d) any other similar transaction or series of transactions similar to those referred to in paragraphs (a) through (c) above, involving a Party or any of its subsidiaries; or (e) any transaction or agreement which could reasonably be expected to materially impede, prevent or delay the completion of the Arrangement. For the purposes of the definition of “Superior Proposal”, reference in this definition of Acquisition Proposal to “20%” will be deemed to be replaced by “100%”.

“Advance Notice Provision” has the meaning ascribed thereto under the heading “General Information Concerning the Newmarket Meeting and Voting – Particulars of Matters to be Acted Upon at the Newmarket Meeting – The Newmarket Board Resolution and the Election of the Board Nominees”.

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions.

“AISC” means all-in sustaining cash costs.

“allowable capital loss” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

“Amalco” means the corporation resulting from the Amalgamation.

“Amalco Shares” means the common shares in the authorized share capital of Amalco.

“Amalgamation” means the amalgamation of Kirkland and Subco under the CBCA pursuant to the Plan of Arrangement.

“ARC” has the meaning ascribed thereto under the heading “Regulatory Matters – Competition Act (Canada)”.

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Kirkland and Newmarket, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of September 29, 2016 among Kirkland and Newmarket, as may be amended, varied or supplemented from time to time.

“Arrangement Resolution” means the special resolution of the Kirkland Shareholders approving the Plan of Arrangement, which is to be considered at the Kirkland Meeting substantially in the form of Appendix A to the Circular.

“Articles of Amendment” means the articles of amendment giving effect to the Name Change and the Consolidation.

“Articles of Amendment Resolutions” has the meaning ascribed thereto under the heading “General Information Concerning the Newmarket Meeting and Voting – Particulars of Matters to be Acted Upon at the Newmarket Meeting – The Articles of Amendment Resolutions”.

“Articles of Arrangement” means the articles of arrangement of Kirkland in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to Kirkland and Newmarket, each acting reasonably.

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, of, from or required by any Governmental Entity.

“Beneficial Kirkland Shareholder” means a non-registered holder of Kirkland Shares.

“Beneficial Newmarket Shareholder” means a non-registered holder of Newmarket Shares.

“Beneficial Shareholder” means a Beneficial Kirkland Shareholder or Beneficial Newmarket Shareholder, as applicable.

“Big Hill Gold Project” means the Big Hill Gold Project, a project at the Stawell Gold Mine.

“Board” means in respect of any Party, its board of directors.

“Board Delegation Resolution” has the meaning ascribed thereto under the heading “General Information Concerning the Newmarket Meeting and Voting – Particulars of Matters to be Acted Upon at the Newmarket Meeting – The Board Delegation Resolution”.

“Board Nominees” has the meaning ascribed thereto under the heading “General Information Concerning the Newmarket Meeting and Voting – Particulars of Matters to be Acted Upon at the Newmarket Meeting – The Newmarket Board Resolution and the Election of the Board Nominees”.

“Broadridge” means Broadridge Financial Solutions, Inc.

“Cassels” means Cassels Brock & Blackwell LLP.

“CBCA” means the Canada Business Corporations Act.

“CDS” means CDS Clearing and Depository Services Inc.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Change in Recommendation” means the circumstances where, prior to Kirkland having obtained the Kirkland Shareholder Approval or Newmarket having obtained approval of the Share Issuance Resolution, as applicable, the board of directors of a Party (a) fails to unanimously recommend or withdraws, amends, modifies, qualifies, or changes in a manner adverse to the other Party, or publicly proposes to or publicly state that it intends to withdraw, amend, modify, qualify or change in a manner adverse to the other Party, its approval or recommendation of the Arrangement; (b) fails to approve or recommend or reaffirm its approval or recommendation of the Arrangement within three business days (and in any case prior to the Kirkland Meeting and the Newmarket Meeting) after having been requested in writing by such other Party to do so; or (c) in the event of a publicly announced Acquisition Proposal, fails to approve or recommend or reaffirm its approval or recommendation of the Arrangement within five business days after any such announcement of an Acquisition Proposal (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five business days after any such announcement of an Acquisition Proposal (or beyond the date which is one day prior to the Kirkland Meeting and the Newmarket Meeting, if sooner) will be considered an adverse modification).

“CIBC” means CIBC World Markets Inc., financial advisor to the Kirkland Special Committee.

“CIBC Fairness Opinion” means the opinion provided by CIBC to the effect that as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Exchange Ratio is fair, from a financial point of view, to Kirkland Shareholders.

“Circular” means the Kirkland Notice of Meeting and the Newmarket Notice of Meeting to be sent to the Kirkland Shareholders in connection with the Kirkland Meeting and to the Newmarket Shareholders in connection with the Newmarket Meeting, respectively, together with this joint management information circular, including all schedules, appendices and exhibits hereto, and information incorporated by reference herein, as amended, supplemented or otherwise modified from time to time.

“Code” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations”.

“Combined Company” means Newmarket after completion of the Arrangement.

“Combined Company Board” means the board of directors of the Combined Company as the same is constituted from time to time.

“Commissioner” means the Commissioner of Competition.

“Competition Act” means the Competition Act, RSC 1985, c C-34, as amended, including the regulations promulgated thereunder.

“Competition Act Approval” means: (a) the Commissioner or his delegate shall have issued an advance ruling certificate under Section 102 of the Competition Act with respect to the transactions contemplated by the Arrangement Agreement; or (b) both of (i) the Commissioner or his delegate shall have advised Newmarket in writing that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement and (ii) the applicable waiting period under the Competition Act shall have expired or been terminated or the obligation to file merger notifications under Part IX of the Competition Act shall have been waived.

“Competition Challenge” has the meaning ascribed thereto under the heading “Regulatory Matters – Competition Act (Canada)”.

“Competition Tribunal” has the meaning ascribed thereto under the heading “Regulatory Matters – Competition Act (Canada)”.

“Computershare” means Computershare Investor Services Inc.

“Confidentiality Agreement” means the confidentiality agreement between the Parties made with effect as of July 8, 2016.

“Consideration” means the consideration to be received by Kirkland Shareholders from Newmarket pursuant to the Plan of Arrangement in respect of each Kirkland Share that is issued and outstanding immediately prior to the Effective Time, comprising 2.1053 Newmarket Shares (on a pre-Consolidation basis) for each Kirkland Share.

“Consideration Shares” means the Newmarket Shares to be issued by Newmarket upon the amalgamation of Kirkland and Subco pursuant to the Arrangement.

“Consolidation” has the meaning ascribed thereto under the heading “The Arrangement Agreement”.

“Consolidation Depositary” means TSX Trust Company, in its capacity as depositary in connection with the Consolidation.

“Consolidation Letter of Transmittal” means the letter of transmittal (printed on yellow paper) that accompanies the Circular for use by Registered Newmarket Shareholders.

“Consolidation Resolution” has the meaning ascribed thereto under the heading “General Information Concerning the Newmarket Meeting and Voting – Particulars of Matters to be Acted Upon at the Newmarket Meeting – The Articles of Amendment Resolutions”.

“Cosmo Gold Mine” means the Cosmo Gold Mine, an operating mine owned by Newmarket, which is located in the Northern Territory of Australia.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“CRA” means the Canada Revenue Agency.

“Debenture Change of Control Notice” means has the meaning ascribed thereto under the heading “The Arrangement – Effects of the Arrangement – Kirkland Debentures”.

“Demand Notice” has the meaning ascribed thereto under the heading “Rights of Dissenting Kirkland Shareholders – Section 190 of the CBCA”.

“Depositary” means TSX Trust Company, which has been jointly appointed as depositary by Kirkland and Newmarket for the purpose of, among other things, exchanging Kirkland Shares for the Consideration issuable in connection with the Arrangement.

“Director” means the director appointed pursuant to Section 260 of the CBCA.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“Dissent Shares” means the Kirkland Shares held by a Dissenting Kirkland Shareholder and in respect of which the Dissenting Kirkland Shareholder has validly exercised Dissent Rights.

“Dissenting Kirkland Shareholder” means a Registered Shareholder who validly dissents in respect of the Arrangement in strict compliance with the procedure for exercising Dissent Rights and does not withdraw such dissent prior to the Effective Time.

“DRS” means Direct Registration System.

“DRS Advice” means a DRS advice.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Eligible Institution” means a Canadian Schedule I Chartered Bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

“FATA” means the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth of Australia).

“Exchange Ratio” means 2.1053 Newmarket Shares for each Kirkland Share held.

“Final Order” means the final order of the Court pursuant to Section 192(3) of the CBCA in a form acceptable to Kirkland and Newmarket, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Kirkland and Newmarket, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Kirkland and Newmarket, each acting reasonably) on appeal.

“FIRB” means the Australian Foreign Investment Review Board.

“FIRB Approval” occurs where either (a) the Australian Treasurer notifies that the Australian Government does not object to the transactions contemplated by the Arrangement Agreement or (b) the Australian Treasurer does not make an order prohibiting the transactions contemplated by the Arrangement Agreement during the approval period (including any extension of that approval period).

“Fosterville Gold Mine” means the Fosterville Gold Mine, an operating mine owned by Newmarket, which is located in the State of Victoria in Australia.

“GAAP” means generally accepted accounting principles.

“GMP” means GMP Securities L.P., financial advisor to Newmarket.

“Governmental Entity” means (i) any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency including any taxing authority under the authority of any of the foregoing, (ii) any self-regulatory organization or stock exchange, including the TSX, (iii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Holder” has the meaning attributed thereto under the heading “Certain Canadian Federal Income Tax Considerations”.

“Holt Mine Complex” has the meaning ascribed thereto under the heading “Information Relating to the Combined Company – Overview – Description of the Business”.

“IASB” means the International Accounting Standards Board.

“IFRS” means International Financial Reporting Standards, as incorporated in the Handbook of the Canadian Institute of Chartered Accountants at the relevant time applied on a consistent basis.

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Kirkland Meeting, as such order may be amended by the Court with the consent of Kirkland and Newmarket, each acting reasonably.

“Intermediary” has the meaning ascribed thereto under the heading “Joint Management Information Circular – Information for Beneficial Shareholders”.

“IRS” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations”.

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals of Governmental Entities, necessary or deemed advisable by Kirkland, acting reasonably, to proceed with the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement, including but not limited to (i) in relation to Kirkland, the approval of the TSX in respect of the Arrangement and the grant of the Interim Order and the Final Order, (ii) in relation to Newmarket, the approval of the TSX for the issuance and listing of the Consideration Shares, and (iii) any and all foreign investment and competition law approvals.

“Kingsdale” means Kingsdale Shareholder Services, proxy solicitation agent to Kirkland.

“Kirkland Board” means the board of directors of Kirkland as the same is constituted from time to time.

“Kirkland Debentures” means, collectively, the 6% Debentures and the 7.5% Debentures.

“Kirkland DSUs” means all deferred share units granted under the Kirkland Equity Compensation Plan.

“Kirkland Equity Compensation Plan” means the 2015 omnibus equity incentive compensation plan of Kirkland.

“Kirkland Fairness Opinions” means the Kirkland CIBC Fairness Opinion, the Kirkland Maxit Fairness Opinion and the Kirkland RBC Fairness Opinion.

“Kirkland Financial Advisors” means RBC and Maxit, as co-advisors to Kirkland.

“Kirkland Indenture” means the indenture between Kirkland and Computershare Trust Company of Canada, as trustee, dated July 19, 2012 as supplemented by the supplemental indenture made as of November 7, 2012 between the parties thereto.

“Kirkland Locked-Up Shareholders” means all of the senior officers and directors of Kirkland who own Kirkland Shares or securities convertible or exercisable into Kirkland Shares.

“Kirkland Meeting” means the special meeting of Kirkland Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Kirkland Notice” has the meaning ascribed thereto under the heading “Rights of Dissenting Kirkland Shareholders – Section 190 of the CBCA”.

“Kirkland Notice of Meeting” means the Notice of Special Meeting of Shareholders of Kirkland accompanying the Circular.

“Kirkland Option In-The-Money Amount” in respect of a Kirkland Option means the amount, if any, by which the total fair market value of the Kirkland Shares that a holder is entitled to acquire on exercise of the Kirkland Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Kirkland Shares at that time.

“Kirkland Options” means, at any time, stock options to acquire Kirkland Shares granted under the Kirkland Equity Compensation Plan which are, at such time, outstanding and unexercised, whether or not vested.

“Kirkland Optionholders” means the holders of Kirkland Options and SAS Options.

“Kirkland PSUs” means the performance share units granted under the Kirkland Equity Compensation Plan.

“Kirkland RSUs” means all restricted share units granted under the Kirkland Equity Compensation Plan.

“Kirkland Shareholder Approval” means the affirmative vote of (i) at least two-thirds of the votes cast on the Arrangement Resolution by the Kirkland Shareholders, present in person or represented by proxy and entitled to vote at the Kirkland Meeting and (ii) a simple majority of the votes cast on the Arrangement Resolution by Kirkland Shareholders, present in person or represented by proxy and entitled to vote at the Kirkland Meeting, excluding the votes cast in respect of Kirkland Shares held by any interested party (as defined in MI 61-101), related party (as defined in MI 61-101) or joint actor (as defined in MI 61-101) and such other Kirkland Shareholders excluded by MI 61-101.

“Kirkland Shareholders” means the holders of Kirkland Shares.

“Kirkland Shares” means common shares in the authorized share capital of Kirkland.

“Kirkland Special Committee” means the special committee of certain independent directors of the Kirkland Board, that has considered the Arrangement and the transactions contemplated by the Arrangement Agreement.

“Kirkland Termination Payment” means $55,000,000.

“Kirkland Termination Payment Event” has the meaning ascribed thereto under the heading “The Arrangement Agreement – Termination Payments – Kirkland Termination Payment”.

“Kirkland Voting Agreements” means the voting agreements (including all amendments thereto) between Kirkland and the Newmarket Locked-Up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Newmarket Shares in favour of the Newmarket Resolutions and the Board Delegation Resolution.

“Law” means, with respect to any person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Laurel Hill” means Laurel Hill Advisory Group, proxy solicitation agent to Newmarket.

“Letter of Transmittal” means the letter of transmittal (printed on yellow paper) that accompanies the Circular for use by Registered Kirkland Shareholders.

“Locked-Up Shareholders” means, collectively, the Kirkland Locked-Up Shareholders and the Newmarket Locked-Up Shareholders.

“Macassa Mine Complex” means the Macassa Mine Complex, a group of mining properties owned by Kirkland, located near Kirkland Lake, Ontario.

“Mark-to-Market Election” means a mark-to-market election made by a U.S. Holder under section 1296 of the Code.

“Material Adverse Effect” means, in respect of any person, any change, effect, event or circumstance that is, or could reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (whether absolute, accrued, conditional or otherwise), operations or results of operations of such person and its subsidiaries, taken as a whole, other than any change, effect, event or circumstance relating to or affecting, as applicable (i) the Canadian or the Australian economy, political conditions (including the outbreak of war or any acts of terrorism) or securities markets in general, (ii) any of the industries in which a person or any of its subsidiaries operate; (iii) any change in applicable Laws (other than orders, judgments or decrees against such person or any of its subsidiaries) or IFRS, or (iv) a change in the market trading price or volume of that person that is either (A) related to the Arrangement Agreement and the transactions contemplated by the Arrangement Agreement or the announcement thereof, or (B) primarily a result of a change, effect, event or occurrence excluded from this definition of Material Adverse Effect referred to in clause (i), (ii) or (iii) above; provided, however, that the effect referred to in clause (i), (ii) or (iii) above does not primarily relate only to (or have the effect of primarily relating only to) such person and its subsidiaries, taken as a whole, or disproportionately adversely affect such person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which such person and its subsidiaries operate.

“Maud Creek Gold Project” means the Maud Creek Gold Project located within the Pine Creek region of the Northern Territory of Australia, which is owned by Newmarket and comprised of 23 mineral titles.

“Maxit” means Maxit Capital LP.

“Maxit Fairness Opinion” means the opinion provided by Maxit to the effect that as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Exchange Ratio is fair, from a financial point of view, to Kirkland Shareholders.

“Meeting Materials” means the Circular, the Newmarket Notice of Meeting, the Kirkland Notice of Meeting and the forms of proxy in respect of the Kirkland Meeting and Newmarket Meeting, as applicable, which accompany the Circular.

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

“Name Change Resolution” has the meaning ascribed thereto under the heading “General Information Concerning the Newmarket Meeting and Voting – Particulars of Matters to be Acted Upon at the Newmarket Meeting – The Articles of Amendment Resolutions”.

“New Newmarket Share” means the common shares in the authorized share capital of Newmarket on a post-Consolidation basis.

“Newmarket” means Newmarket Gold Inc., a corporation existing under the Laws of Ontario.

“Newmarket Board” means the board of directors of Newmarket as the same is constituted from time to time.

“Newmarket Board Resolution” means such ordinary or special resolution of Newmarket Shareholders as may be requested by Kirkland, acting reasonably, to give effect to the reconstituted board of directors of Newmarket in connection with the Arrangement as contemplated in the Arrangement Agreement, which resolution will be approved at the Newmarket Meeting.

“Newmarket Broker Warrants” means the outstanding broker warrants issued to BMO Nesbitt Burns and Haywood Securities Inc.

“Newmarket Fairness Opinion” means the opinion provided by GMP to the effect that as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Newmarket to Kirkland Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to Newmarket.

“Newmarket Locked-Up Shareholders” means, collectively, the Newmarket Major Shareholders and all senior officers and directors of Newmarket who own Newmarket Shares, Newmarket Options or Newmarket PSUs.

“Newmarket Major Shareholders” means Eric Sprott, Lukas Lundin and Zebra Holdings and Investments S.a.r.l.

“Newmarket Meeting” means the special meeting of Newmarket Shareholders, including any adjournment or postponement thereof, to be called for the purpose of considering the Newmarket Resolutions and the Board Delegation Resolution.

“Newmarket Notice of Meeting” means the Notice of the Special Meeting of Shareholders of Newmarket accompanying the Circular.

“Newmarket Option Plans” means the stock option plans of Newmarket and includes the following: (a) the stock option plan of Newmarket approved by Newmarket Shareholders on July 6, 2015, (b) the Crocodile stock option plan effective May 22, 2012, and (c) the Newmarket stock option plan dated June 4, 2014.

“Newmarket Options” means, at any time, stock options to acquire Newmarket Shares granted under the Newmarket Option Plans which are, at such time, outstanding and unexercised, whether or not vested.

“Newmarket PSU Plan” means the Share Unit Plan of Newmarket dated July 6, 2015.

“Newmarket PSUs” means the outstanding performance share units granted under the Newmarket PSU Plan.

“Newmarket Resolutions” means, collectively, the Share Issuance Resolution, Name Change Resolution, Consolidation Resolution, Newmarket Board Resolution and election of the Board Nominees. “Newmarket Shareholder Approval” means the approval by the Newmarket Shareholders of the Newmarket Resolutions at the Newmarket Meeting.

“Newmarket Shareholders” means the holders of Newmarket Shares.

“Newmarket Shares” means the common shares in the authorized share capital of Newmarket.

“Newmarket Termination Payment” means $42,500,000.

“Newmarket Termination Payment Event” has the meaning ascribed thereto under the heading “The Arrangement Agreement – Termination Payments – Newmarket Termination Payment”.

“Newmarket Voting Agreements” means the voting agreements (including all amendments thereto) between Newmarket and Kirkland Locked-Up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Kirkland Shares in favour of the Arrangement Resolution.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations.

“NOBOs” means Beneficial Holders who do not object to their name being made known to the issuer of securities.

“Non-Resident Dissenter” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holder”.

“Non-Resident Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.

“Notice of Appearance” means the notice which must be filed by any Kirkland Shareholder who wishes to appear, or to be represented, and to present evidence at the hearing in respect of the Final Order as set out in the Interim Order.

“Notice of Application” means the Notice of Application to the Court for the Final Order, a copy of which is attached as APPENDIX J to this Circular.

“Notice of Dissent” has the meaning ascribed thereto under the heading “Rights of Dissenting Kirkland Shareholders – Section 190 of the CBCA”

“Notifiable Transactions” has the meaning ascribed thereto under the heading “Regulatory Matters – Competition Act (Canada)”.

“Notification” has the meaning ascribed thereto under the heading “Regulatory Matters – Competition Act (Canada)”.

“Notice Shares” means the Kirkland Shares held by a Dissenting Kirkland Shareholder in respect of which the Dissenting Kirkland Shareholder has given a Notice of Dissent.

“OBCA” means the Business Corporations Act, R.S.O. 1990, c B.16, as amended, including the regulations promulgated thereunder.

“OBOs” means Beneficial Holders who object to their names being made known to the issuer of securities.

“Offer to Purchase” has the meaning ascribed thereto under the heading “Rights of Dissenting Kirkland Shareholders – Section 190 of the CBCA”.

“OTCQX” means the OTCQX over-the-counter securities marketplace operated in the United States by OTC Markets Group Inc.

“Outside Date” means January 31, 2017 or such later date as may be agreed to in writing by the Parties.

“Parties” means Kirkland and Newmarket, and “Party” means either of them.

“PFIC” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations”.

“Plan of Arrangement” means the plan of arrangement of Kirkland, substantially in the form of Appendix D to the Circular, and any amendments or variations thereto made from time to time in accordance with the Arrangement Agreement, the Plan of Arrangement or upon the direction of the Court in the Interim Order or the Final Order with the consent of the Parties, each acting reasonably.

“Porcupine-Destor Fault Zone” means the Porcupine-Destor Fault Zone, located in north-eastern Ontario.

“Proposed Agreement” has the meaning ascribed thereto under the heading “The Arrangement Agreement – Covenants – Right to Match”.

“Proposed Amendments” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”.

“QEF Election” means a timely and effective election to treat Kirkland as a “qualified electing fund” under Section 1295 of the Code.

“RBC” means RBC Dominion Securities Inc., a member company of RBC Capital Markets.

“RBC Fairness Opinion” means the opinion provided by RBC to the effect that as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Exchange Ratio is fair, from a financial point of view, to Kirkland Shareholders.

“Record Date” means October 25, 2016.

“Registered Kirkland Shareholder” means a registered holder of Kirkland Shares.

“Registered Newmarket Shareholder” means a registered holder of Newmarket Shares.

“Registered Shareholder” means a Registered Kirkland Shareholder or Registered Newmarket Shareholder, as applicable.

“Regulation S” means Regulation S under the U.S. Securities Act.

“Reorganization” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations – U.S. Holders – Exchange of Kirkland Shares for Newmarket Shares Pursuant to the Arrangement – Reorganization Treatment”.

“Replacement Options” means the options to purchase Newmarket Shares to be issued in exchange for Kirkland Options pursuant to the Plan of Arrangement.

“Replacement Option In-The-Money Amount” means, in respect of a Replacement Option, the amount, if any, by which the total fair market value of the Newmarket Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Newmarket Shares at that time.

“Replacement SAS Options” means the options to purchase Newmarket Shares to be issued in exchange for SAS Options pursuant to the Plan of Arrangement.

“Replacement SAS Option In-The-Money Amount” means, in respect of a Replacement SAS Option means the amount, if any, by which the total fair market value of the Newmarket Shares that a holder is entitled to acquire on exercise of the Replacement SAS Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Newmarket Shares at that time.

“Replacement Securities” means the Replacement Options and the Replacement SAS Options.

“Representative” means, collectively, in respect of a person, its subsidiaries and its affiliates and its and their officers, directors, employees, consultants, advisors, agents or other representatives (including financial, legal or other advisors).

“Resident Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

“Responding Party” has the meaning ascribed thereto under the heading “The Arrangement Agreement – Covenants – Right to Match”.

“Response Period” has the meaning ascribed thereto under the heading “The Arrangement Agreement – Covenants – Right to Match”.

“RRIF” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.

“RRSP” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.

“SAS” means St Andrew Goldfields Ltd.

“SAS Option In-The-Money Amount” in respect of a SAS Option means the amount, if any, by which the total fair market value of the Kirkland Shares that a holder is entitled to acquire on exercise of the SAS Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Kirkland Shares at that time.

“SAS Option Plan” means the SAS stock option plan.

“SAS Options” means the options to acquire Kirkland Shares pursuant to the SAS Option Plan.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Securities Laws” means the Securities Act, the U.S. Securities Act, and U.S. Exchange Act, together with all other applicable state, federal and provincial securities Laws, and the rules and regulations and published policies of the securities authorities thereunder, as now in effect and as they may be promulgated or amended from time to time, and includes the rules and policies of the TSX.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Shareholders” means, collectively, the Kirkland Shareholders and the Newmarket Shareholders.

“Shares” means the Kirkland Shares and/or the Newmarket Shares, as applicable.

“Share Issuance Resolution” has the meaning ascribed thereto under the heading “General Information Concerning the Newmarket Meeting and Voting – Particulars of Matters to be Acted Upon at the Newmarket Meeting – The Share Issuance Resolution”.

“SIR” has the meaning ascribed thereto under the heading “Regulatory Matters – Competition Act (Canada)”.

“Stawell Gold Mine” means the Stawell Gold Mines located both under and around the Township of Stawell in Australia, which encompasses both the Magdala and Wonga Mines and covers an area of approximately 1,000.58 hectares.

“Stikeman Elliott” means Stikeman Elliott LLP.

“Subco” means 9950036 Canada Inc., a wholly-owned subsidiary of Newmarket.

“Subco Shares” means the common shares in the authorized share capital of Subco.

“Subject Shares” has the meaning ascribed thereto under the heading “The Arrangement – Voting Agreements”.

“Superior Proposal” means any bona fide Acquisition Proposal made in writing by a third party or third parties acting jointly or in concert with one another, who deal at arm’s length to Kirkland or Newmarket, as the case may be, after the date hereof that, in the good faith determination of the Kirkland Board or the Newmarket Board, as applicable, after receipt of advice from its outside financial advisor and legal counsel: (i) is reasonably capable of being completed in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available; (iii) is not subject to a due diligence or access condition; (iv) did not result from a material breach of Article 7 of the Arrangement Agreement, by the receiving Party or its representatives; (v) in the case of a transaction that involves the acquisition of common shares of a Party, is made available to all Kirkland Shareholders or Newmarket Shareholders, as the case may be, on the same terms and conditions; (vi) in the event that the receiving Party does not have the financial resources to pay the Kirkland Termination Payment or the Newmarket Termination Payment, as applicable, the terms of such Acquisition Proposal provide that the person making such Superior Proposal shall advance or otherwise provide such Party the cash required for such Party to pay the Kirkland Termination Payment or the Newmarket Termination Payment, as applicable, and such amount shall be advanced or provided on or before such Kirkland Termination Payment or the Newmarket Termination Payment, as applicable, becomes payable; (vii) failure to recommend such Acquisition Proposal to the Kirkland Shareholders or Newmarket Shareholders, as the case may be, would be inconsistent with the Kirkland Board’s fiduciary duties or the Newmarket Board’s fiduciary duties; and (viii) taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to its shareholders, taken as a whole, from a financial point of view, than the Arrangement (after taking into account any adjustment to the terms and conditions of the Arrangement proposed by the other Party pursuant to Section 7.3 of the Arrangement Agreement).

“Superior Proposal Notice” has the meaning ascribed thereto under the heading “The Arrangement Agreement – Covenants – Right to Match”.

“Supplemental Indenture” means the supplemental indenture to be entered into by Newmarket, Amalco and Computershare Trust Company of Canada, as trustee, in connection with the Arrangement to provide for the issuance of Newmarket Shares upon conversion of the Kirkland Debentures.

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“taxable capital gain” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

“Taxes” means any and all domestic and foreign federal, state, provincial, territorial, municipal and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Entity, including without limitation pension plan contributions, tax instalment payments, unemployment insurance contributions and employment insurance contributions, workers’ compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, capital, use, and occupation, and including goods and services, value added, ad valorem, sales, capital, transfer, franchise, non-resident withholding, customs, payroll, recapture, employment, excise and property duties and taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts.

“Taylor Mine” means the Taylor Mine, which is part of the Holt Mine Complex.

“Terminating Party” has the meaning ascribed thereto under the heading “The Arrangement Agreement – Covenants – Right to Match”.

“Termination Expense Reimbursement” has the meaning ascribed thereto under the heading “The Arrangement Agreement – Termination Payments – Termination Expense Reimbursement”.

“TFSA” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.

“Treasury Regulations” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations”.

“Treaty” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dividends on Newmarket Shares”.

“TSX” means the Toronto Stock Exchange.

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.

“U.S. GAAP” means United States generally accepted accounting principles.

“U.S. Holder” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations”.

“U.S. Person” means a “U.S. person”, as such term is defined in Regulation S under the U.S. Securities Act.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

“U.S. Shareholder” means a Kirkland Shareholder or Newmarket Shareholder who is a resident in, or a citizen of, the United States.

“VIF” means a voting instruction form.

“Voting Agreements” means, collectively, the Kirkland Voting Agreements and the Newmarket Voting Agreements.

“Waiver” has the meaning ascribed thereto under the heading “Regulatory Matters – Competition Act (Canada)”.

CONSENT OF CIBC WORLD MARKETS INC.

To:	The Special Committee of Kirkland Lake Gold Inc.

We hereby consent to the references to our firm name and to the references to our fairness opinion dated September 28, 2016, contained under the headings “Kirkland Shareholders – Questions and Answers About the Arrangement and the Kirkland Meeting – Q&A on the Arrangement”, “Summary – Recommendation of the Kirkland Special Committee”, “Summary – Reasons for the Recommendation of the Kirkland Special Committee”, “Summary – Kirkland Fairness Opinions”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendation of the Kirkland Board”, “The Arrangement – Reasons for the Recommendation of the Kirkland Board”, “The Arrangement – Kirkland Fairness Opinions”, “The Arrangement Agreement – Representations and Warranties”, “The Arrangement Agreement – Covenants” and “Glossary of Defined Terms” and the inclusion of the text of our fairness opinion dated September 28, 2016 as APPENDIX G to the joint management information circular of Kirkland Lake Gold Inc. (“Kirkland”) and Newmarket Gold Inc. dated October 28, 2016. Our fairness opinion was given as at September 28, 2016 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Special Committee of Kirkland shall be entitled to rely upon our opinion.

(Signed) CIBC WORLD MARKETS INC.

October 28, 2016

CONSENT OF RBC CAPITAL MARKETS

To:	The Board of Directors of Kirkland Lake Gold Inc.

We hereby consent to the references to our firm name and to the references to our fairness opinion dated September 28, 2016, contained under the headings “Kirkland Shareholders – Questions and Answers About the Arrangement and the Kirkland Meeting – Q&A on the Arrangement”, “Summary – Reasons for the Recommendation of the Kirkland Board”, “Summary – Kirkland Fairness Opinions”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendation of the Kirkland Board”, “The Arrangement – Reasons for the Recommendation of the Kirkland Board”, “The Arrangement – Kirkland Fairness Opinions”, “The Arrangement Agreement – Representations and Warranties”, “The Arrangement Agreement – Covenants” and “Glossary of Defined Terms” and the inclusion of the text of our fairness opinion dated September 28, 2016 as APPENDIX G to the joint management information circular of Kirkland Lake Gold Inc. (“Kirkland”) and Newmarket Gold Inc. dated October 28, 2016. Our fairness opinion was given as at September 28, 2016 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Directors of Kirkland shall be entitled to rely upon our opinion.

(Signed) RBC DOMINION SECURITIES INC.

October 28, 2016

CONSENT OF MAXIT CAPITAL LP

To:	The Board of Directors of Kirkland Lake Gold Inc.

We hereby consent to the references to our firm name and to the references to our fairness opinion dated September 28, 2016, contained under the headings “Kirkland Shareholders – Questions and Answers About the Arrangement and the Kirkland Meeting – Q&A on the Arrangement”, “Summary – Reasons for the Recommendation of the Kirkland Board”, “Summary – Kirkland Fairness Opinions”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendation of the Kirkland Board”, “The Arrangement – Reasons for the Recommendation of the Kirkland Board”, “The Arrangement – Kirkland Fairness Opinions”, “The Arrangement Agreement – Representations and Warranties”, “The Arrangement Agreement – Covenants” and “Glossary of Defined Terms” and the inclusion of the text of our fairness opinion dated September 28, 2016 as APPENDIX G to the joint management information circular of Kirkland Lake Gold Inc. (“Kirkland”) and Newmarket Gold Inc. dated October 28, 2016. Our fairness opinion was given as at September 28, 2016 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Directors of Kirkland shall be entitled to rely upon our opinion.

(Signed) MAXIT CAPITAL LP

October 28, 2016

CONSENT OF GMP SECURITIES L.P.

To:	The Board of Directors of Newmarket Gold Inc.

We hereby consent to the references to our firm name and to the references to our fairness opinion dated September 28, 2016, contained under the headings “Newmarket Shareholders – Questions and Answers About the Arrangement and the Newmarket Meeting – Q&A on the Arrangement”, “Summary – Reasons for the Recommendation of the Newmarket Board”, “Summary – Newmarket Fairness Opinion”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendation of the Newmarket Board”, “The Arrangement – Reasons for the Recommendation of the Newmarket Board”, “The Arrangement – Newmarket Fairness Opinion”, “The Arrangement Agreement – Representations and Warranties”, “The Arrangement Agreement – Covenants – Covenants of Newmarket Relating to the Arrangement” and “Glossary of Defined Terms” and the inclusion of the text of our fairness opinion dated September 28, 2016 as APPENDIX H to the joint management information circular of Kirkland Lake Gold Inc. and Newmarket Gold Inc. (“Newmarket”) dated October 28, 2016. Our fairness opinion was given as at September 28, 2016 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Directors of Newmarket shall be entitled to rely upon our opinion.

(Signed) GMP SECURITIES L.P.

October 28, 2016

APPENDIX A
FORM OF KIRKLAND ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)

the arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Kirkland Lake Gold Inc. (“Kirkland”) and Newmarket Gold Inc. (“Newmarket”) and shareholders of Kirkland, all as more particularly described and set forth in the joint management information circular (the “Circular”) of Kirkland and Newmarket dated October 28, 2016 accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

(2)

the arrangement agreement (the “Arrangement Agreement”) among Newmarket and Kirkland dated September 29, 2016 and all the transactions contemplated therein, the actions of the directors of Kirkland in approving the Arrangement and the actions of the directors and officers of Kirkland in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

(3)

the plan of arrangement (the “Plan of Arrangement”) of Kirkland implementing the Arrangement, the full text of which is set out in Appendix D to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

(4)

notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of Kirkland or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Kirkland are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Kirkland to:

a.	amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

b.	subject to the terms of the Arrangement Agreement, not proceed with the Arrangement;

(5)

any director or officer of Kirkland is hereby authorized and directed for and on behalf of Kirkland to execute, whether under corporate seal of Kirkland or otherwise, and to deliver any and all documents as are necessary or desirable, to the Director under the CBCA in accordance with the Arrangement Agreement; and

(6)

any one or more directors or officers of Kirkland is hereby authorized, for and on behalf and in the name of Kirkland, to execute and deliver, whether under corporate seal of Kirkland or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

a.	all actions required to be taken by or on behalf of Kirkland, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

b.	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Kirkland;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX B
SECTION 190 OF THE CBCA

190.      (1) Right to dissent – Subject to Sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under Section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under Section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under Section 184;

(d)	be continued under Section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

(2)      Further right – A holder of shares of any class or series of shares entitled to vote under Section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section. (2.1) If one class of shares – The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3)      Payment for shares – In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4)      No partial dissent – A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)      Objection – A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6)      Notice of resolution – The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7)      Demand for payment – A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

(8)      Share certificate – A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9)      Forfeiture – A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10)     Endorsing certificate – A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11)     Suspension of rights – On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)

the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

(12)     Offer to pay – A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13)     Same terms – Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14)     Payment – Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15)     Corporation may apply to court – Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16)     Shareholder application to court – If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17)      Venue – An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18)      No security for costs – A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19)      Parties – On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20)      Powers of court – On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21)      Appraisers – A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22)      Final order – The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

(23)      Interest – A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24)      Notice that subsection (26) applies – If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25)      Effect where subsection (26) applies – If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26)      Limitation – A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

APPENDIX C
FORM OF NEWMARKET RESOLUTIONS

Share Issuance Resolution:

The text of the Share Issuance Resolution which the Newmarket Shareholders will be asked to pass at the Newmarket Meeting is as follows:

“BE IT RESOLVED THAT:

(1)

Newmarket Gold Inc. (“Newmarket”) is hereby authorized to issue such number of common shares (the “Newmarket Shares”) in the capital of Newmarket as is necessary to allow Newmarket to acquire 100% ownership of a successor by amalgamation to Kirkland Lake Gold Inc. (“Kirkland”) pursuant to an arrangement transaction (the “Arrangement”) in accordance with an arrangement agreement among Newmarket and Kirkland (the “Arrangement Agreement”), as more particularly described in the joint management information circular dated October 28, 2016 (the “Circular”) of Newmarket and Kirkland, including, but not limited to, the issuance of Newmarket Shares upon the exercise of options of Kirkland and the issuance of Newmarket Shares for any other matters contemplated by or related to the Arrangement (as the Arrangement may be, or may have been, modified or amended in accordance with its terms);

(2)	Newmarket is hereby further authorized to issue such number of Newmarket Shares as is necessary to meet its obligations to Kirkland as contemplated in the Arrangement Agreement;

(3)

Notwithstanding that this resolution has been duly passed by the holders of Newmarket Shares or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Newmarket are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Newmarket to:

a.	amend the Arrangement Agreement to the extent permitted by the Arrangement Agreement; or

b.	subject to the terms of the Arrangement Agreement, not proceed with the Arrangement;

(4)

Notwithstanding that this resolution has been duly passed by the holders of Newmarket Shares, the directors of Newmarket are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the closing date of the Arrangement, without further notice to or approval of the shareholders of Newmarket; and

(5)

Any one or more director or officer of Newmarket is hereby authorized, for and on behalf and in the name of Newmarket, to execute and deliver, whether under corporate seal of Newmarket or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

Name Change Resolution:

The text of the Name Change Resolution which the Newmarket Shareholders will be asked to pass as a special resolution at the Newmarket Meeting is as follows:

“BE IT RESOLVED THAT, conditional on the closing of the Arrangement:

(1)	The articles of Newmarket shall be amended to change the name of Newmarket to “Kirkland Lake Gold Ltd.”, subject to regulatory approval;

(2)	Newmarket shall deliver the articles of amendment reflecting such name change in the prescribed form to the Director appointed under the Business Corporations Act (Ontario);

(3)

Notwithstanding that this resolution has been duly passed by the holders of Newmarket Shares, the directors of Newmarket are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the closing date of the Arrangement, without further notice to, or approval of, the shareholders of Newmarket; and

(4)

Any one or more director or officer of Newmarket is hereby authorized, for and on behalf and in the name of Newmarket, to execute and deliver, whether under corporate seal of Newmarket or otherwise, the articles of amendment reflecting such name change and all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

Share Consolidation Resolution:

The text of the Share Consolidation Resolution which the Newmarket Shareholders will be asked to pass as a special resolution at the Newmarket Meeting is as follows:

“BE IT RESOLVED THAT, conditional on the closing of the Arrangement:

(1)

The articles of Newmarket shall be amended to provide that: (i) the authorized capital of Newmarket is altered by consolidating all of the issued and outstanding Newmarket Shares on the basis of 0.475 of a new Newmarket Share for every one existing Newmarket Share; and (ii) any fractional Newmarket Shares arising from the consolidation of the Newmarket Shares will be deemed to have been tendered by its registered owner to Newmarket for cancellation for no consideration;

(2)	Newmarket shall deliver the articles of amendment reflecting such share consolidation in the prescribed form to the Director appointed under the Business Corporations Act (Ontario);

(3)

Notwithstanding that this resolution has been duly passed by the holders of Newmarket Shares, the directors of Newmarket are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the closing date of the Arrangement, without further notice to, or approval of, the shareholders of Newmarket; and

(4)

Any one or more director or officer of Newmarket is hereby authorized, for and on behalf and in the name of Newmarket, to execute and deliver, whether under corporate seal of Newmarket or otherwise, the articles of amendment reflecting such share consolidation and all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

Newmarket Board Resolution:

The text of the Newmarket Board Resolution which the Newmarket Shareholders will be asked to pass at the Newmarket Meeting is as follows:

“BE IT RESOLVED THAT, conditional on the closing of the Arrangement:

(1)	The board of directors of Newmarket, within the minimum and maximum number of directors provided for in the articles, shall be set at nine (9) directors; and

(2)

Any one or more director or officer of Newmarket is hereby authorized, for and on behalf and in the name of Newmarket, to execute and deliver, whether under corporate seal of Newmarket or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

Newmarket Board Delegation Resolution:

The text of the Newmarket Board Delegation Resolution which the Newmarket Shareholders will be asked to pass as a special resolution at the Newmarket Meeting is as follows:

“BE IT RESOLVED THAT, conditional on the closing of the Arrangement:

(1)

The directors of Newmarket are empowered to determine the number of directors of Newmarket from time to time, within the minimum and maximum set out in Newmarket’s articles, by a resolution of the directors, subject to the limitations set out in the Business Corporations Act (Ontario); and

(2)

Any one or more director or officer of Newmarket is hereby authorized, for and on behalf and in the name of Newmarket, to execute and deliver, whether under corporate seal of Newmarket or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

APPENDIX D
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1	In this Plan of Arrangement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Arrangement Agreement” means the arrangement agreement dated September 29, 2016 between Company and Newmarket, together with the Schedules attached thereto, with respect to the Arrangement, as the same may be amended or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Arrangement” means the arrangement under Section 192 of the CBCA, on the terms and conditions set forth in this Plan of Arrangement subject to any amendments or variations thereto made in accordance with Section 8.5 of the Arrangement Agreement, the Plan of Arrangement or at the direction of the Court;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required under section 192(6) of the CBCA to be filed with the Director after the Final Order has been granted, giving effect to the Arrangement, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Newmarket and the Company, each acting reasonably;

“business day” means any day, other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

“CBCA” means the Canada Business Corporations Act, and includes any successor thereto;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Company” means Kirkland Lake Gold Inc., a corporation existing under the laws of Canada;

“Company Equity Compensation Plan” means the 2015 omnibus equity incentive compensation plan of Company;

“Company Meeting” means the annual and special meeting of Company Shareholders at which the Arrangement was approved by the Company Shareholders;

“Company Option In-The-Money-Amount” in respect of a Company Option means the amount, if any, by which the total fair market value of the Company Shares that a holder is entitled to acquire on exercise of the Company Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Company Shares at that time;

“Company Options” means all options to acquire Company Shares outstanding immediately prior to the Effective Time under the Company Equity Compensation Plan;

“Company Securityholders” means, collectively, the holders of Company Shares, Company Options and SAS Options;

“Company Shareholders” means the holders from time to time of Company Shares;

“Company Shares” means common shares in the capital of Company;

“Consideration” means 2.1053 Newmarket Shares to be issued by Newmarket in respect of each Company Share;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Depositary” means any trust company, bank or financial institution agreed to between Newmarket and Company for the purpose of, among other things, exchanging certificates representing Company Shares for the Consideration in connection with the Arrangement;

“Dissent Rights” means the right of a registered Company Shareholder to dissent to the resolution approving the Arrangement and to be paid the fair value of the Company Shares in respect of which the holder dissents, all in accordance with the Interim Order and Article 5 hereof;

“Dissenting Shareholders” means the registered Company Shareholders that validly exercise the Dissent Rights and “Dissenting Shareholder” means any one of them;

“Effective Date” means the date shown in the certificate giving effect to the Arrangement issued pursuant to the CBCA which will be a date following satisfaction or waiver of all of the conditions to the completion of the Arrangement as set forth in the Arrangement Agreement and delivery of all documents agreed to be delivered to the satisfaction of the Company and Newmarket, acting reasonably;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Exchange Ratio” means 2.1053;

“Final Order” means the final order of the Court in form acceptable to Company and Newmarket, each acting reasonably, approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Former Company Shareholders” means the holders of Company Shares immediately prior to the Effective Time;

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court;

“Letter of Transmittal” means the Letter of Transmittal for use by Company Shareholders to be delivered in connection with the Arrangement;

“Newmarket” means Newmarket Gold Inc., a corporation existing under the laws of the Province of Ontario;

“Newmarket Replacement Options” means the options to purchase Newmarket Shares to be issued in exchange for Company Options pursuant to this Plan of Arrangement;

“Newmarket Replacement Option In-The-Money Amount” in respect of a Newmarket Replacement Option means the amount, if any, by which the total fair market value of the Newmarket Shares that a holder is entitled to acquire on exercise of the Newmarket Replacement Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Newmarket Shares at that time;

“Newmarket Replacement SAS Options” means the options to purchase Newmarket Shares to be issued in exchange for SAS Options pursuant to this Plan of Arrangement;

“Newmarket Replacement SAS Option In-The-Money Amount” in respect of a Newmarket Replacement SAS Option means the amount, if any, by which the total fair market value of the Newmarket Shares that a holder is entitled to acquire on exercise of the Newmarket Replacement SAS Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Newmarket Shares at that time;

“Newmarket Shareholders” means holders from time to time of Newmarket Shares;

“Newmarket Shares” means common shares in the capital of Newmarket;

“Plan” or “Plan of Arrangement” means this plan of arrangement as amended or supplemented from time to time in accordance with the terms hereof and Section 8.5 of the Arrangement Agreement, this Plan of Arrangement or at the direction of the Court;

“SAS Option In-The-Money-Amount” in respect of a SAS Option means the amount, if any, by which the total fair market value of the Company Shares that a holder is entitled to acquire on exercise of the SAS Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Company Shares at that time;

“SAS Option Plan” means the St. Andrew Goldfield Ltd. stock option plan;

“SAS Options” means all options to acquire Company Shares outstanding immediately prior to the Effective Time under the SAS Option Plan;

“Subco” means 9950036 Canada Inc.;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“U.S. Person” means a person who is subject to income taxation in the United States on the income received for his or her services to the Company and who is not otherwise exempt from U.S. income taxation under the relevant provisions of the Code, or the Canada-U.S. Income Tax Convention, as amended from time to time.

1.2

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections, subsections and subparagraphs are to articles, sections, subsections and subparagraphs of this Plan of Arrangement, and use of the terms “herein”, “hereof” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion of this Plan of Arrangement.

1.4

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5

In the event that the date on which any action is required to be taken hereunder by any of the parties hereto is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.7	In this Plan of Arrangement, unless otherwise stated, all references to sums of money are expressed in lawful money of Canada.

1.8	This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the law of the Province of Ontario and the laws of Canada applicable therein.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2	This Plan of Arrangement will become effective on, and be binding on and after, the Effective Time on: the Company Securityholders, the Company, Newmarket, Subco and the Dissenting Shareholders.

ARTICLE 3
ARRANGEMENT

3.1

Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur sequentially in the following order without any further act or formality except as otherwise expressly provided herein:

(a)

the Company Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately before the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Newmarket (free and clear of any liens, charges or encumbrances of any nature whatsoever) and Newmarket shall thereupon be obligated to pay the amount therefor determined and payable in accordance with Article 5 hereof and, as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as Company Shareholders, other than the right to be paid the fair value of their Company Shares by Newmarket in accordance with the Dissent Rights;

(b)

from and after the Effective Date, Subco and the Company shall be amalgamated under the CBCA and continue as one corporation (“Amalco”) on the terms prescribed in this Plan of Arrangement (the “Amalgamation”) as follows:

a.	The name of Amalco shall be “Kirkland Lake Gold Inc.”;

b.	Amalco shall be authorized to issue an unlimited number of common shares without par value;

c.	The registered office of Amalco will be the registered office of Subco;

d.	There shall be no restrictions on the business Amalco may carry on or on the powers it may exercise;

e.	The directors of Amalco shall, until otherwise changed in accordance with the CBCA, consist of a minimum number of one and a maximum number of ten;

f.	The first directors of Amalco following the Amalgamation shall be the directors of Subco; and

g.	The provisions of subsections 186(a), (b), (c), (d), (e) and (f) of the CBCA will apply to the Amalgamation with the result that:

i.	The Amalgamation of the Subco and the Company and their continuance as one corporation shall become effective;

ii.	The property of each of Subco and the Company shall continue to be the property of Amalco;

iii.	Amalco shall continue to be liable for the obligations of each of Subco and the Company;

iv.	Any existing cause of action, claim or liability to prosecution shall be unaffected;

v.	Any civil, criminal or administrative action or proceeding pending by or against Subco or the Company may continue to be prosecuted by or against Amalco; and

vi.	Any conviction against, or ruling, or order or judgment in favour of or against Subco or the Company may be enforced by or against Amalco;

h.

The Articles of Arrangement filed to give effect to the Arrangement shall be deemed to be the articles of amalgamation of Amalco and the Certificate of Arrangement issued in respect of such Articles of Arrangement by the Director under the CBCA shall be deemed to be the certificate of amalgamation of Amalco; and

i.	The by-laws of Amalco shall be the same as those of Subco, mutatis mutandis;

(c)	Pursuant to such Amalgamation:

(i)	each Company Share (other than Company Shares held by Newmarket) shall be cancelled in exchange for the Consideration;

(ii)	each Company Share held by Newmarket and each Subco common share shall be converted into one common share of Amalco;

(iii)

as consideration for the issuance of the Consideration by Newmarket in connection with the Amalgamation, Amalco shall issue to Newmarket one common share of Amalco for each Newmarket share issued pursuant to Section 3.1(c)(i);

(iv)

The stated capital of the common shares of Amalco will be equal to the total of (a) the aggregate paid-up capital (as such term is defined in the Tax Act) of the Company Shares described in Section 3.1(c)(i), (b) the aggregate paid-up capital (as such term is defined in the Tax Act) of the Company Shares described in Section 3.1(c)(ii), and (c) the aggregate paid-up capital (as such term is defined in the Tax Act) of the Subco common shares described in Section 3.1(c)(ii);

(v)	there shall be added to the stated capital of the Newmarket Shares an amount equal to the paid-up capital (as such term is defined in the Tax Act) of the Company Shares described in Section 3.1(c)(i);

(d)

each Company Option outstanding immediately prior to the Effective Time, whether vested or not, will be exchanged for a Newmarket Replacement Option to acquire from Newmarket the number of Newmarket Shares equal to the product of (A) the number of Company Shares subject to the Company Option immediately before the Effective Time, and (B) the Option Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of a Newmarket Share on any particular exercise of Newmarket Replacement Options, then the number of Newmarket Shares otherwise issued shall be rounded down to the nearest whole number of Newmarket Shares. The exercise price per Newmarket Share subject to any such Newmarket Replacement Option shall be an amount equal to the quotient of (A) the exercise price per Company Share under the exchanged Company Option immediately prior to the Effective Time divided by (B) the Option Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Newmarket Replacement Options shall be rounded up to the nearest whole cent). Except as set out above, the terms of each Newmarket Replacement Option shall be the same as the terms of the Company Option exchanged therefor pursuant to the Company Equity Compensation Plan and any agreement evidencing the grant thereof prior to the Effective Time. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange and that the exchange with respect to Company Options held by U.S. Persons shall be effected in a manner consistent with Section 409A of the Code. Therefore, in the event that the Newmarket Replacement Option In-The- Money Amount in respect of a Company Option would otherwise exceed the Company Option In-The-Money Amount in respect of the Newmarket Replacement Option, the number of Newmarket Shares which may be acquired on exercise of the Newmarket Replacement Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Newmarket Replacement Option In-The-Money Amount in respect of the Newmarket Replacement Option does not exceed the Company Option In-The-Money Amount in respect of the Company Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged; and

(e)

each SAS Option outstanding immediately prior to the Effective Time, whether vested or not, will be exchanged for a Newmarket Replacement SAS Option to acquire from Newmarket the number of Newmarket Shares equal to the product of (A) the number of Company Shares subject to the SAS Option immediately before the Effective Time, and (B) the Option Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of a Newmarket Share on any particular exercise of Newmarket Replacement SAS Options, then the number of Newmarket Shares otherwise issued shall be rounded down to the nearest whole number of Newmarket Shares. The exercise price per Newmarket Share subject to any such Newmarket Replacement SAS Option shall be an amount equal to the quotient of (A) the exercise price per Company Share under the exchanged SAS Option immediately prior to the Effective Time divided by (B) the Option Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Newmarket Replacement SAS Options shall be rounded up to the nearest whole cent). Except as set out above, the terms of each Newmarket Replacement SAS Option shall be the same as the terms of the SAS Option exchanged therefor pursuant to the SAS Option Plan and any agreement evidencing the grant thereof prior to the Effective Time. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange and that the exchange with respect to the SAS Options held by U.S. Persons shall be effected in a manner consistent with Section 409A of the Code. Therefore, in the event that the Newmarket Replacement SAS Option In-The-Money Amount in respect of a SAS Option would otherwise exceed the SAS Option In-The-Money Amount in respect of the Newmarket Replacement SAS Option, the number of Newmarket Shares which may be acquired on exercise of the Newmarket Replacement SAS Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Newmarket Replacement SAS Option In-The-Money Amount in respect of the Newmarket Replacement SAS Option does not exceed the SAS Option In-The-Money Amount in respect of the SAS Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged.

ARTICLE 4
OUTSTANDING CERTIFICATE AND FRACTIONAL SECURITIES

4.1

From and after the Effective Time, any certificates representing Company Shares held by Former Company Shareholders shall represent only the right to receive the Consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, to receive the fair value of the Company Shares represented by such certificates.

4.2

Newmarket, as soon as practicable following the later of the Effective Date and the date of deposit by a Former Company Shareholder of a duly completed Letter of Transmittal and the certificates representing the Company Shares held by such Former Company Shareholder, will either:

(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such Former Company Shareholder at the address specified in the Letter of Transmittal, or

(b)	if requested by such Former Company Shareholder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such Former Company Shareholder certificates, representing the number of Newmarket Shares issued to such holder under the Arrangement.

4.3

If any certificate which immediately prior to the Effective Time represented an interest in outstanding Company Shares that were transferred or cancelled pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary shall issue and deliver in exchange for such lost, stolen or destroyed certificate the Consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto). Unless otherwise agreed to by Newmarket, the person who is entitled to receive such Consideration shall, as a condition precedent to the receipt thereof, give a bond to Newmarket and the Depositary, which bond is in form and substance satisfactory to Newmarket and the Depositary, or shall otherwise indemnify Newmarket and its transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4

All dividends and distributions made after the Effective Time with respect to any Newmarket Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder of such Newmarket Shares. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. Subject to this Section 4.4, the Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder is entitled, net of any applicable withholding and other taxes.

4.5

Any certificate which immediately prior to the Effective Time represented Company Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and, for greater certainty, the right of the Former Company Shareholder of such Company Shares to receive the Consideration shall be deemed to be surrendered to Newmarket together with all dividends, distributions or cash payments thereon held for such holder. For greater certainty, on such date, any certificate formerly representing Company Shares shall cease to represent a claim or interest of any kind or nature against Company or Newmarket.

4.6

In no event shall any holder of Company Shares be entitled to a fractional Newmarket Share. Where the aggregate number of Newmarket Shares to be issued to a Company Shareholder as Consideration under the Arrangement would result in a fraction of a Newmarket Share being issuable, the number of Newmarket Shares to be received by such Company Shareholder shall be rounded down to the nearest whole Newmarket Share.

4.7

Newmarket, Company and the Depositary and any person acting on their behalf shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person pursuant to the Arrangement and from all dividends or other distributions otherwise payable to any former Company Securityholders such amounts as Newmarket, Company or the Depositary may be required to deduct and withhold therefrom under any provision of applicable laws in respect of taxes including without limitation any amounts payable to Dissenting Shareholders or payable in respect of Company Options, SAS Options or Company PSUs. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the person to whom such amounts would otherwise have been paid.

4.8

Each of the Company, Newmarket and the Depositary and any person acting on their behalf is hereby authorized to sell or otherwise dispose of such portion of Newmarket Shares payable as Consideration as is necessary to provide sufficient funds to the Company, Newmarket or the Depositary, as the case may be, to enable it to implement such deduction or withholding, and the Company, the Newmarket or the Depositary will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.

ARTICLE 5
DISSENTING SHAREHOLDERS

5.1

Pursuant to the Interim Order, each registered holder of Company Shares shall have the right to dissent with respect to the Arrangement under the provisions of the CBCA, the Interim Order and the Final Order. A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a holder of Company Shares and shall only be entitled to be paid by Newmarket the fair value of the holder’s Company Shares. A Dissenting Shareholder who is paid the fair value of the holder’s Company Shares shall be deemed to have transferred the holder’s Company Shares to Newmarket at the Effective Time, notwithstanding the provisions of the CBCA. A Dissenting Shareholder who, for any reason is not entitled to be paid the fair value of the holder’s Company Shares, shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Company Shares, notwithstanding the provisions of the CBCA. The fair value of the Company Shares shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the Company Shareholders at the Company Meeting; but in no event shall Company be required to recognize such Dissenting Shareholder as shareholders of Company after the Effective Time and the names of such holders shall be removed from the applicable Company register of shareholders as at the Effective Time. For greater certainty, in addition to any other restrictions in the CBCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 6
AMENDMENTS

6.1

Company and Newmarket may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (a) set out in writing;(b) filed with the Court and, if made following the Company Meeting, approved by the Court; and (c) communicated to Company Shareholders if and as required by the Court.

6.2

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Company and Newmarket at any time prior to or at the Company Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if (a) it is consented to by each of Company and Newmarket; and (b) if required by the Court or applicable law, it is consented to by Company Shareholders.

6.4

Each of Newmarket and Company shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, elections, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out in this Plan of Arrangement

APPENDIX E
INFORMATION RELATING TO KIRKLAND

The following information about Kirkland should be read in conjunction with the documents incorporated by reference into this Appendix E and the information concerning Kirkland appearing elsewhere in this Circular. Capitalized terms used but not otherwise defined in this Appendix E shall have the meaning ascribed to them in this Circular.

The information concerning Kirkland contained or incorporated by reference in this Circular has been provided or publicly filed by Kirkland. Although Newmarket has no knowledge that would indicate that any of such information is untrue or incomplete, Newmarket does not assume any responsibility for the accuracy or completeness of such information or the failure by Newmarket to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Kirkland.

General

Kirkland was originally incorporated under the Company Act (British Columbia) (now called the Business Corporations Act (British Columbia)) on June 29, 1983 and continued under the CBCA on July 27, 1988, changing from a provincially to a Canadian federally incorporated company, at which time the authorized capital was changed to an unlimited number of Kirkland Shares. Kirkland changed its name from ‘Foxpoint Resources Ltd.’ to ‘Kirkland Lake Gold Inc.’ on October 25, 2002 to reflect the nature and location of Kirkland’s business.

Kirkland’s head and registered office is located at 200 Bay Street, Suite 3120, Toronto, Ontario M5J 2J1.

Kirkland is a Canadian focused, intermediate gold producer with assets in the historic Kirkland Lake gold camp, and east of the Timmins gold camp along the Porcupine-Destor Fault Zone, both in northeastern Ontario. Kirkland is currently targeting annual gold production of between 270,000 to 290,000 ounces from its cornerstone asset, the Macassa Mine Complex and the Holt Mine Complex which includes the Holt, Holloway and Taylor mines.

Kirkland is committed to building a sustainable mining company that is recognized as a safe and responsible gold producer. Kirkland plans to evolve into an intermediate gold mining company centered in the historically robust Kirkland Lake gold camp, while evaluating opportunities for growth in other safe mining jurisdictions. Kirkland’s mining business consists of five contiguous gold properties. These properties include the former Macassa mine and Lake Shore, Wright-Hargreaves, Teck-Hughes and Kirkland Minerals properties, all of which were formerly producing, underground gold mines (such five properties and mines are collectively referred to as the “Mine Complex”). Kirkland’s operations are centered currently and rely heavily on the former Macassa mine and mill infrastructure. A new ore zone known as the South Mine Complex (the “SMC”) is located south of the historical 2004 Main Break mined by these former producing properties and which are collectively known as being part of the Kirkland Lake gold camp. The SMC contributes approximately 70% of all ore production. All exploration, development and mining activities in the SMC are today supported by the former Macassa mine infrastructure, which has undergone substantial renovation and modernization since Kirkland acquired the property.

Kirkland is currently carrying out a number of developments to the Mine Complex, including: (i) rehabilitation and extension of several levels for exploration; (ii) development of a main haulage ramp to serve the SMC and lower parts of the ‘04 and Main Break mineralization; (iii) extensions to the paste fill system, including drilling of back-up paste fill holes; (iv) development of the 5400 level in the SMC including associated infrastructure such as haulage truck load-outs, refuge station, and battery charging bays in order to bring additional stoping areas on line; (v) development of the main haulage ramp to the 5600 level and development of this level; and (vi) construction of an ore pad at the mill complex.

In 2016, Kirkland completed the acquisition of St Andrew Goldfields Ltd. Kirkland acquired all of the issued and outstanding common shares of SAS in exchange for 0.0906 of one Kirkland Share for each SAS common share. Following the receipt of necessary shareholder, regulatory and court approvals, the acquisition of SAS was completed on January 26, 2016. Kirkland issued a total of 33,367,488 Kirkland Shares to the former shareholders of SAS and acquired the SAS mineral properties including the Holt, Holloway and Taylor mines (collectively, the “Holt Mine Complex”). Production from the Holt, Holloway and Taylor mines are processed at the nearby Holt Mill. Exploration and development efforts in 2016 are focused on the Holloway and Taylor mines in order to increase the level of mineral resources and reserves. The Company is targeting gold production of between 110,000 to 120,000 ounces for the Holt Mine Complex in 2016.

For further information regarding Kirkland, its subsidiaries and their respective business activities, see Kirkland’s annual information form for the stub year ended December 31, 2015 under Kirkland’s profile on SEDAR at www.sedar.com, which is incorporated by reference in this Circular.

Recent Development

On October 12, 2016, Kirkland released its preliminary production results and costs for the quarter ended September 30, 2016. In particular it was noted that Kirkland produced 77,274 ounces of gold for the period for year to date production of 207,886 ounces of gold. It was noted that Kirkland was on track to meet its full year production guidance of between 270,000 and 290,000 ounces of gold.

On September 29, 2016, Kirkland announced that it had entered into the Arrangement Agreement whereby the two companies will merge and Kirkland and Subco will amalgamate. Under the terms of the Arrangement Agreement, all of the Kirkland Shares will be exchanged on the basis of 2.1053 of a Newmarket Share for each Kirkland Share. Upon completion of the Arrangement, existing Kirkland Shareholders and Newmarket Shareholders will own approximately 57% and 43% of the Combined Company, respectively, on a fully-diluted in-the-money basis.

On September 15, 2016, Kirkland announced that the trading symbol on the TSX for Kirkland Shares was changed to KLG and that the 6% Debentures and 7% Debentures would now trade under the symbols KLG.DB and KLG.DB.A, respectively.

On September 13, Kirkland announced the appointment of Meri Verli, Senior Vice President, Finance and Treasurer, Pierre Rocque, Vice President Mining Engineering and Ray Yip, Vice President Business Intelligence Systems. Kirkland also announced that Chris Stewart, Vice President of Operations was no longer with Kirkland.

On August 4, 2016, Kirkland announced financial and operating results for the second quarter of 2016, the full details of which are provided in the unaudited condensed consolidated interim financial statements of Kirkland as at and for the three and six month period ended June 30, 2016 and July 31, 2015and the management discussion and analysis thereof, both of which are incorporated by reference in this Circular.

On July 14, 2016, Kirkland announced the appointment of Anthony Makuch as President and Chief Executive Officer of Kirkland.

On July 14, 2016, Kirkland announced production results for second quarter of 2016 of 68,338 ounces for the second quarter of 2016 and 130,613 ounces for the six months ended June 30, 2016.

On July 13, 2016, Kirkland announced the closing of a non-brokered flow-through private placement financing of 1,047,343 flow-through shares for aggregate gross proceeds of approximately $15 million.

Trading Price and Volume of Kirkland Shares

The Kirkland Shares are listed for trading on the TSX under the trading symbol “KLG” (formerly “KGI”). The following table sets forth, for the calendar periods indicated, the intraday high and low sale prices and composite volume of trading of the Kirkland Shares as reported on the TSX.

	TSX
	Price Range
	High	Low	Volume
October 2015	$6.15	$5.48	8,705,336
November 2015	$5.57	$4.51	5,977,191
December 2015	$5.09	$4.60	8,430,956
January 2016	$5.38	$4.51	14,532,886
February 2016	$8.25	$5.02	19,454,466
March 2016	$9.53	$8.06	32,486,614
April 2016	$9.58	$7.97	15,119,699
May 2016	$11.97	$9.45	18,441,446
June 2016	$12.34	$10.17	25,899,030
July 2016	$12.39	$10.24	13,961,603
August 2016	$12.38	$10.57	13,551,244
September 2016	$12.20	$9.85	16,894,349
October 1 – October 26, 2016	$10.05	$7.59	18,161,973

On September 28, 2016, the last trading day on which the Kirkland Shares traded prior to the announcement by Kirkland and Newmarket of the Arrangement, the closing price of the Kirkland Shares on the TSX was $11.12. The closing price of the Kirkland Shares on the TSX on October 26, 2016 was $8.29.

Trading Price and Volume of Kirkland Debentures

The 6% Debentures are listed on the TSX for trading under the stock symbol “KLG.DB” (formerly “KGI.DB”). The following table sets forth, for the calendar periods indicated, the intraday high and low sale prices and composite volume of trading of the 6% Debentures as reported on the TSX.

	TSX
	Price Range
	High	Low	Volume
October 2015	$99.00	$95.10	1,020
November 2015	$97.00	$95.26	800
December 2015	$97.00	$95.20	2,300
January 2016	$99.00	$95.02	7,310
February 2016	$103.50	$96.06	7,410
March 2016	$105.00	$101.00	54,600
April 2016	$106.00	$101.50	2,820
May 2016	$107.00	$102.01	5,083
June 2016	$108.00	$104.00	2,167
July 2016	$105.50	$102.00	4,040
August 2016	$108.00	$104.00	23,350
September 2016	$106.50	$103.50	2,370
October 1 – October 26, 2016	$107.00	$103.00	5,410

On September 28, 2016, the last trading day on which the 6% Debentures traded prior to the announcement by Kirkland and Newmarket of the Arrangement, the closing price of the 6% Debentures on the TSX was $105.01. The closing price of the 6% Debentures on the TSX on October 26, 2016 was $107.00.

The 7.5% Debentures are listed on the TSX for trading under the stock symbol “KLG.DB.A” (formerly “KGI.DB.A”). The following table sets forth, for the calendar periods indicated, the intraday high and low sale prices and composite volume of trading of the 7.5% Debentures as reported on the TSX.

	TSX
	Price Range
	High	Low	Volume
October 2015	$98.00	$95.00	2,470
November 2015	$97.44	$97.00	620
December 2015	$97.50	$97.00	2,930
January 2016	$99.00	$97.50	16,180
February 2016	$103.99	$99.25	2,960
March 2016	$104.51	$102.75	5,000
April 2016	$105.16	$104.00	520
May 2016	$110.00	$107.50	3,020
June 2016	$111.00	$109.99	750
July 2016	$115.78	$110.00	660
August 2016	$116.62	$111.00	2,050
September 2016	$109.00	$108.62	380
October 1 – October 26, 2016	$107.80	$106.00	21,040

On September 28, 2016, the last trading day on which the 7.5% Debentures traded prior to the announcement by Kirkland and Newmarket of the Arrangement, the closing price of the 7.5% Debentures on the TSX was $108.62. The closing price of the 7.5% Debentures on the TSX on October 26, 2016 was $106.00.

Prior Sales

The following table sets forth information in respect of issuances of Kirkland Shares and securities that are convertible or exchangeable into Kirkland Shares within the 12 months prior to the date of this Circular, including the price at which such securities have been issued, the number of securities issued, and the date on which such securities were issued:

	Price per Kirkland
	Share or Exercise Price
Date of issuance	per Kirkland Option	Number and Type of Securities	Reasons for issuance
December 15, 2015	$4.76	400,000 Kirkland Options	Stock Option Grant
January 7, 2016	$5.31	30,000 Kirkland Options	Stock Option Grant
January 26, 2016	$6.86	1,566,876 Kirkland Options	Stock Option Grant on
			the acquisition of SAS
January 26, 2016	$5.19	33,367,488 Kirkland Shares	Share Issuance on the
			acquisition of SAS(1)
March 2, 2016	$2.99	200,000 Kirkland Shares	Stock Options Exercised
March 10, 2016	$6.83	2,250 Kirkland Shares	Stock Options Exercised
March 15, 2016	$6.83	8,250 Kirkland Shares	Stock Options Exercised
	$2.99	15,000 Kirkland Shares	Stock Options Exercised
March 16, 2016	$5.73	9,060 Kirkland Shares	Stock Options Exercised
	$5.73	2,944 Kirkland Shares	Stock Options Exercised
	$4.41	2,718 Kirkland Shares	Stock Options Exercised

	$5.62	9,060 Kirkland Shares	Stock Options Exercised
	$5.62	2,944 Kirkland Shares	Stock Options Exercised
	$5.62	2,944 Kirkland Shares	Stock Options Exercised
	$4.19	2,718 Kirkland Shares	Stock Options Exercised
	$4.19	2,718 Kirkland Shares	Stock Options Exercised
	$4.19	1,812 Kirkland Shares	Stock Options Exercised
	$4.19	2,718 Kirkland Shares	Stock Options Exercised
	$2.99	15,000 Kirkland Shares	Stock Options Exercised
	$6.83	3,000 Kirkland Shares	Stock Options Exercised
March 17, 2016	$5.62	2,944 Kirkland Shares	Stock Options Exercised
	$5.62	2,944 Kirkland Shares	Stock Options Exercised
	$4.19	3,624 Kirkland Shares	Stock Options Exercised
	$5.62	944 Kirkland Shares	Stock Options Exercised
	$4.19	3,624 Kirkland Shares	Stock Options Exercised
	$5.62	2,944 Kirkland Shares	Stock Options Exercised
	$5.62	2,944 Kirkland Shares	Stock Options Exercised
	$4.19	3,624 Kirkland Shares	Stock Options Exercised
March 18, 2016	$2.86	906 Kirkland Shares	Stock Options Exercised
	$6.83	6,000 Kirkland Shares	Stock Options Exercised
	$2.99	15,000 Kirkland Shares	Stock Options Exercised
March 21, 2016	$5.73	2,944 Kirkland Shares	Stock Options Exercised
	$5.73	8,154 Kirkland Shares	Stock Options Exercised
	$5.73	2,944 Kirkland Shares	Stock Options Exercised
	$5.73	5,889 Kirkland Shares	Stock Options Exercised
	$6.51	2,265 Kirkland Shares	Stock Options Exercised
	$5.62	2,944 Kirkland Shares	Stock Options Exercised
	$5.62	8,154 Kirkland Shares	Stock Options Exercised
	$5.62	2,944 Kirkland Shares	Stock Options Exercised
	$5.62	5,889 Kirkland Shares	Stock Options Exercised
	$4.19	2,718 Kirkland Shares	Stock Options Exercised
	$4.19	3,624 Kirkland Shares	Stock Options Exercised
	$4.19	4,228 Kirkland Shares	Stock Options Exercised
	$4.19	3,624 Kirkland Shares	Stock Options Exercised
		22,801 Kirkland Shares	Stock Options Exercised
	$2.99	150,000 Kirkland Shares	Stock Options Exercised
March 22, 2016	$2.99	65,000 Kirkland Shares	Stock Options Exercised
	$4.76	35,0000 Kirkland Shares	Stock Options Exercised
	$2.99	15,000 Kirkland Shares	Stock Options Exercised
	$3.86	1,208 Kirkland Shares	Stock Options Exercised
	$4.19	3,624 Kirkland Shares	Stock Options Exercised
March 23, 2016	$4.19	2,718Kirkland Shares	Stock Options Exercised
	$2.99	75,000 Kirkland Shares	Stock Options Exercised
	$2.99	30,000 Kirkland Shares	Stock Options Exercised
March 24, 2016	$4.19	5,436 Kirkland Shares	Stock Options Exercised

	$4.19	1,812 Kirkland Shares	Stock Options Exercised
	$3.42	1,812 Kirkland Shares	Stock Options Exercised
	$3.42	3,020 Kirkland Shares	Stock Options Exercised
	$3.42	3,020 Kirkland Shares	Stock Options Exercised
	$3.42	1,812 Kirkland Shares	Stock Options Exercised
	$3.42	2,114 Kirkland Shares	Stock Options Exercised
	$3.42	3,020 Kirkland Shares	Stock Options Exercised
	$6.83	6,000 Kirkland Shares	Stock Options Exercised
March 24, 2016	$4.96	35,000 Kirkland Shares	Stock Options Exercised
March 28, 2016	$4.41	724 Kirkland Shares	Stock Options Exercised
	$4.19	3,624 Kirkland Shares	Stock Options Exercised
	$3.42	1,812 Kirkland Shares	Stock Options Exercised
	$3.42	1,812 Kirkland Shares	Stock Options Exercised
March 28, 2016	$2.99	285,000 Kirkland Shares	Stock Options Exercised
	$2.99	5,000 Kirkland Shares	Stock Options Exercised
March 29, 2016	$6.83	6,000 Kirkland Shares	Stock Options Exercised
March 30, 2016	$5.73	2,944 Kirkland Shares	Stock Options Exercised
	$5.62	2,944 Kirkland Shares	Stock Options Exercised
	$4.19	3,624 Kirkland Shares	Stock Options Exercised
	$3.42	1,812 Kirkland Shares	Stock Options Exercised
March 31, 2016	$3.42	2,114 Kirkland Shares	Stock Options Exercised
	$2.99	65,000 Kirkland Shares	Stock Options Exercised
April 1, 2016	$5.73	5,889 Kirkland Shares	Stock Options Exercised
April 4, 2016	$4.76	25,000 Kirkland Shares	Stock Options Exercised
April 5, 2016	$2.86	906 Kirkland Shares	Stock Options Exercised
	$3.42	3,020 Kirkland Shares	Stock Options Exercised
	$3.42	3,020 Kirkland Shares	Stock Options Exercised
April 8, 2016	$3.42	3,020 Kirkland Shares	Stock Options Exercised
April 12, 2016	$8.84	20,000 Kirkland Shares	Restricted Share Units(2)
April 14, 2016	$2.86	1,812 Kirkland Shares	Stock Options Exercised
	$3.42	3,020 Kirkland Shares	Stock Options Exercised
	$6.83	11,250 Kirkland Shares	Stock Options Exercised
April 15, 2016	$4.97	10,000 Kirkland Shares	Stock Options Exercised
May 20, 2016	$6.83	5,250 Kirkland Shares	Stock Options Exercised
June 3, 2016	$6.83	2,250 Kirkland Shares	Stock Options Exercised
June 7, 2016	$6.83	3,000 Kirkland Shares	Stock Options Exercised
June 8, 2016	$6.83	12,000 Kirkland Shares	Stock Options Exercised
June 13, 2016	$5.62	5,889 Kirkland Shares	Stock Options Exercised
	$4.19	5,436 Kirkland Shares	Stock Options Exercised
	$3.42	3,020 Kirkland Shares	Stock Options Exercised
June 15, 2016	$6.83	4,500 Kirkland Shares	Stock Options Exercised
June 20, 2016	$2.99	75,000 Kirkland Shares	Stock Options Exercised
	$6.83	13,875 Kirkland Shares	Stock Options Exercised
June 21, 2016	$5.73	29,445 Kirkland Shares	Stock Options Exercised

	$5.62	29,445 Kirkland Shares	Stock Options Exercised
June 22, 2016	$2.99	200,000 Kirkland Shares	Stock Options Exercised
June 23, 2016	$3.42	9,060 Kirkland Shares	Stock Options Exercised
June 24, 2016	$6.83	4,500 Kirkland Shares	Stock Options Exercised
June 30, 2016	$2.99	100,000 Kirkland Shares	Stock Options Exercised
July 6, 2016	$6.83	750 Kirkland Shares	Stock Options Exercised
July 6, 2016	$2.99	200,000 Kirkland Shares	Stock Options Exercised
July 7, 2016	$4.30	5,436 Kirkland Shares	Stock Options Exercised
	$6.83	2,625 Kirkland Shares	Stock Options Exercised
July 8, 2016	$6.83	3,000 Kirkland Shares	Stock Options Exercised
	$6.83	8,875 Kirkland Shares	Stock Options Exercised
	$3.74	10,000 Kirkland Shares	Stock Options Exercised
July 13, 2016	$14.32	1,047,343 Kirkland Shares	Non-Brokered Flow-
			Through Financing
August 8, 2016	$11.07	137,272 Kirkland Shares	Restricted Share Units(3)
August 8, 2016	$11.07	137,272 Kirkland Shares	Performance Share(4)
August 12, 2016	$6.83	3,375 Kirkland Shares	Stock Options Exercised
August 24, 2016	$6.83	3,500 Kirkland Shares	Stock Options Exercised
August 25, 2016	$3.42	1,812 Kirkland Shares	Stock Options Exercised
September 19, 2016	$6.83	4,125 Kirkland Shares	Stock Options Exercised
September 20, 2016	$6.83	3,000 Kirkland Shares	Stock Options Exercised
September 21, 2016	$2.99	67,500 Kirkland Shares	Stock Options Exercised
September 27, 2016	$5.73	500 Kirkland Shares	Stock Options Exercised
September 30, 2016	$2.99	52,500 Kirkland Shares	Stock Options Exercised
October 6, 2016	$3.53	1,500 Kirkland Shares	Stock Options Exercised

Notes:

(1)

Shareholders of SAS received 0.0906 of a Kirkland Share for each SAS common share held. This exchange ratio represents the equivalent of C$0.47 per SAS common share, based on the closing price of Kirkland Shares on November 16, 2015.

(2)

Kirkland RSUs which entitle to the holder to receive, on April 12, 2019 a payment from Kirkland in settlement of each Kirkland RSU held in either: (i) cash, (ii) Kirkland Shares issued from treasury; or (iii) some combination thereof, as determined by the Compensation Committee of Kirkland and in accordance with the terms of the Kirkland Equity Compensation Plan.

(3)

Kirkland RSUs shall vest to the holders on December 31, 2018, subject to early vesting in certain circumstances prescribed by the Kirkland Equity Compensation Plan. On the settlement date, holders will be entitled to receive payment from Kirkland in either: (i) cash; (ii) Kirkland Shares issued from treasury; or (iii) in some combination thereof, as determined by the Compensation Committee of Kirkland. For the purpose of such payments, in the event of a cash settlement, the holder will receive a cash payment equal to the amount of vested Kirkland RSUs multiplied by the fair market value of a Kirkland Share, calculated as the volume weighted average trading price of a Kirkland Share on the TSX for the five business days prior to the settlement date. In the event of a settlement in Kirkland Shares issued from treasury, the holder will receive that number of Kirkland Shares equal to the number of vested Kirkland RSUs, subject to adjustments as prescribed under the Kirkland Equity Compensation Plan.

(4)

Kirkland PSUs shall vest to holders on December 31, 2018 (the “Performance Period”), subject to early vesting in certain conditions prescribed by the Kirkland Equity Compensation Plan. Payout is calculated based on the performance of Kirkland which shall be measured as follows: 100% of the award will be based on Kirkland’s total shareholder return (“TSR”) compared to the S&P Global Gold Index (or such replacement or equivalent sub-index as may exist from time to time). TSR shall be measured as a percentage change in the market price of the Kirkland Shares plus cumulative dividend yield over the Performance Period. At the end of the Performance Period, the TSR performance measurement shall be made for the S&P/TSX Global Gold Index and Kirkland’s performance will be ranked on a percentile basis relative to the other constituents of the S&P/TSX Global Gold Index. The percentage change in stock price shall be calculated as (A) the volume weighted average trading price over the five trading days immediately preceding the end of the Performance Period divided by (B) the volume weighted average trading price over the five day trading days immediately preceding the commencement of the Performance Period. Each Kirkland PSU represents the right to receive from Kirkland in settlement of each Kirkland PSU held either: (i) a cash payment; (ii) Kirkland Shares issued from treasury; or (iii) some combination thereof, in accordance with the terms of the Kirkland Equity Compensation Plan.

Consolidated Capitalization

There have been no material changes in the share capital of Kirkland, on a consolidated basis, since June 30, 2016, the date of the most recently filed financial statements of Kirkland, other than (i) the private placement financing of 1,047,343 flow-through Kirkland Shares completed on July 13, 2016, (ii) the grant of 137,272 Kirkland RSUs and 137,272 Kirkland PSUs and (iii) the issuance of 368,498 Kirkland Shares upon the exercise of outstanding Kirkland Options. As at the close of business on October 26, 2016, there were 117,503,088 Kirkland Shares issued and outstanding on a non-diluted basis and 129,030,480 Kirkland Shares on a fully-diluted basis.

Risk Factors

The business and operations of Kirkland are subject to risks. In addition to considering the other information in this Circular, Kirkland Shareholders should consider carefully the factors set forth in the annual information form of Kirkland dated March 10, 2016, which is incorporated by reference herein.

Auditors, Transfer Agent and Registrar

The auditors of Kirkland are KPMG LLP, Chartered Accountants, Toronto, Ontario, Canada.

The transfer agent and registrar for the Kirkland Shares is Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. The register of transfers of the Kirkland Shares are maintained by Computershare at its offices in Toronto, Ontario.

Additional Information

The information contained in this Circular is given as of October 26, 2016, except as otherwise indicated. Financial information is provided in Kirkland’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial year and interim period.

A copy of Kirkland’s management’s discussion and analysis and the consolidated financial statements for Kirkland’s most recently completed financial year, including the auditor’s report thereon, together with any subsequent interim financial statements and management’s discussion and analysis thereon, may be obtained, without charge, upon request from Kirkland by contacting the Corporate Secretary of Kirkland by mail at 200 Bay Street, Suite 3120, Toronto, Ontario M5J 2J1 or by email at jwagner@klgold.com.

Information contained in or otherwise accessible through Kirkland’s website does not form a part of this Circular and is not incorporated by reference into this Circular.

Interested persons may also access disclosure documents and any reports, statements or other information that Kirkland files with the Canadian Securities Administrators under Kirkland’s profile on SEDAR at www.sedar.com.

Documents Incorporated by Reference

Information in respect of Kirkland has been incorporated by reference in this Circular from documents filed with the Canadian securities authorities. Copies of the documents incorporated herein by reference may be obtained on request without charge from Kirkland at 200 Bay Street, Suite 3120, Toronto, Ontario M5J 2J1. These documents are also available through the internet under Kirkland’s profile on SEDAR which can be accessed at www.sedar.com.

The following documents of Kirkland, filed with the Canadian securities authorities, are specifically incorporated by reference into, and form an integral part of, this Circular:

1.	the annual information form of Kirkland dated March 10, 2016;

2.	the financial statements of Kirkland as at and for the stub year ended December 31, 2015 and year ended April 30, 2015, together with the notes thereto and the auditor’s report thereon;

3.	the management’s discussion and analysis of Kirkland for the eight month (stub) year ended December 31, 2015;

4.	the unaudited condensed consolidated interim financial statements of Kirkland as at and for the three and six month period ended June 30, 2016 and July 31, 2015, together with the notes thereto;

5.	the management’s discussion and analysis of Kirkland for the three and six months ended June 30, 2016;

6.	the management information circular of Kirkland dated May 16, 2016 in connection with the annual meeting of the Kirkland Shareholders held on June 13, 2016;

7.	the management information circular of Kirkland dated December 15, 2015 in connection with the special meeting of the Kirkland Shareholders held on January 19, 2016 to vote on the acquisition of SAS;

8.	the management information circular of Kirkland dated September 23, 2015 in connection with the annual meeting of the Kirkland Shareholders held on October 2, 2015;

9.	the material change report of Kirkland dated October 3, 2016 in connection with the signing of a definitive agreement in connection with the Arrangement;

10.	the material change report of Kirkland dated January 27, 2016 in connection with the closing of acquisition of SAS; and

11.	the amended business acquisition report of Kirkland dated October 28, 2016 in connection with the acquisition of SAS.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, in its unmodified or non-superseded form, to constitute a part of this Circular.

Any document of the type required by Item 11.1 of Form 44-101F1 – Short Form Prospectus to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, audited annual financial statements, management’s discussion and analysis and information circulars filed by Kirkland with applicable securities commissions or similar authorities in Canada on SEDAR at www.sedar.com after the date of this Circular and before the Kirkland Meeting, are deemed to be incorporated by reference into this Circular.

Interest of Experts

The following persons, firms and companies are named as having prepared or certified a statement, report, valuation or opinion described or included herein directly or in a document incorporated by reference herein and whose profession or business gives authority to the statement, report, valuation or opinion, in each case with respect to Kirkland:

•	KPMG LLP
•	CIBC World Markets Inc.
•	RBC Dominion Securities Inc.
•	Maxit Capital LP

To the knowledge of Kirkland, as of the date of this Circular, CIBC, RBC and Maxit each hold less than 1% of the outstanding securities of Kirkland or any associate or affiliate of Kirkland. KPMG LLP is independent in accordance with the rules of professional conduct of the Chartered Professional Accountants of Ontario.

APPENDIX F
INFORMATION RELATING TO NEWMARKET

The following information about Newmarket should be read in conjunction with the documents incorporated by reference into this Appendix F and the information concerning Newmarket appearing elsewhere in this Circular. Capitalized terms used but not otherwise defined in this Appendix F shall have the meaning ascribed to them in this Circular.

The information concerning Newmarket contained or incorporated by reference in this Circular has been provided or publicly filed by Newmarket. Although Kirkland has no knowledge that would indicate that any of such information is untrue or incomplete, Kirkland does not assume any responsibility for the accuracy or completeness of such information or the failure by Kirkland to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Kirkland.

General

Newmarket was formed pursuant to articles of arrangement on July 10, 2015, whereby Newmarket Gold Inc. (“Old Newmarket”) amalgamated with Crocodile Gold Corp. (“Crocodile”) under the OBCA.

Old Newmarket was incorporated as 565300 B.C. Ltd under the Company Act (British Columbia) on May 27, 1998 and changed its name to Raystar Enterprises Ltd. on August 13, 1998. Old Newmarket transitioned to the Business Corporations Act (British Columbia) on May 25, 2004. On October 17, 2007, Old Newmarket changed its name to Raystar Capital Ltd. and on October 4, 2013 announced that it had changed its name to “Newmarket Gold Inc.”. On July 7, 2015, Old Newmarket was continued under the OBCA.

Newmarket’s head office is located at 1680-200 Burrard Street, Vancouver, British Columbia V6C 3L6 and its registered office is located at Scotia Plaza, 40 King Street West, Suite 2100, Toronto, Ontario M5H 3C2.

Newmarket is a gold mining, development and exploration company with three 100% owned operating mines in Australia targeting annual gold production for 2016 of 225,000 – 235,000 ounces of gold. The three operating minds are the Fosterville Gold Mine and the Stawell Gold Mine in the State of Victoria and the Cosmo Gold Mine, which forms part of the Northern Territory Operations in the Northern Territory. Newmarket also owns the Maud Creek Gold Project, located in the Northern Territory, Australia, and the Big Hill Project located in Stawell in the state of Victoria. Newmarket is based on a strong foundation of quality gold production from its three Australian mines, with over 200,000 ounces of gold produced annually. Newmarket is dedicated to the development of its resources, targeted exploration, and prudent cost management practices, while continuing to generate free cash flow and maintaining a large resource base. Newmarket also strives to enhance shareholder value through a disciplined approach to growth, which includes executing on a clearly defined gold asset consolidation strategy and by building gold reserves and resources while maintaining the high standards that the Newmarket core values represent.

For further information regarding Newmarket, its subsidiaries and their respective business activities, see Newmarket’s annual information form for the year ended December 31, 2015, which is incorporated by reference in this Circular.

Documents Incorporated by Reference

Information in respect of Newmarket has been incorporated by reference in this Circular from documents filed with the Canadian securities authorities. Copies of the documents incorporated herein by reference may be obtained on request without charge from Newmarket at 1680-200 Burrard Street, Vancouver, British Columbia V6C 3L6. These documents are also available through the internet under Newmarket’s profile on SEDAR which can be accessed at www.sedar.com.

The following documents of Newmarket, filed with the Canadian securities authorities, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the annual information form of Newmarket for the year ended December 31, 2015;

(b)

the audited annual consolidated financial statements of Newmarket, consisting of its consolidated statements of financial position as of December 31, 2015 and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows, for the year then ended, together with the notes thereto and reports of its independent registered public accounting firm thereon;

(c)	the annual management discussion and analysis of financial condition and results of operations of Newmarket for the fiscal year ended December 31, 2015;

(d)

the unaudited condensed interim consolidated financial statements of Newmarket, consisting of its consolidated statement of financial position as of June 30, 2016, and its consolidated statements of income, comprehensive income, cash flow, and changes in equity for the three and six-month periods ended June 30, 2016 and 2015, together with the notes thereto;

(e)	the management’s discussion and analysis of financial condition and results of operations of Newmarket for the three and six months ended June 30, 2016 and 2015;

(f)	the management information circular of Newmarket dated April 7, 2016 related to the annual general meeting of Newmarket Shareholders held on May 25, 2016;

(g)	the joint management information circular of Newmarket and Crocodile dated June 2, 2015 related to the special meeting of Newmarket Shareholders held on July 6, 2015;

(h)	the material change report dated October 4, 2016 in respect of the Arrangement and the Arrangement Agreement;

(i)	the material change report dated May 18, 2016 in respect of the results of a preliminary economic assessment on Newmarket’s Maud Creek Gold Project;

(j)	the material change report dated March 21, 2016 in respect of the results of Newmarket’s updated 2015 year-end mineral reserves and resources; and

(k)	the material change report dated February 17, 2016 in respect of the redemption of all of its then outstanding convertible unsecured debentures due April 30, 2018.

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus filed by Newmarket with the Canadian securities authorities subsequent to the date of this Circular and prior to the Newmarket Meeting shall be deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Consolidated Capitalization

There have been no material changes in the consolidated capitalization of Newmarket since June 30, 2016. As at the close of business on October 26, 2016, there were 178,399,420 Newmarket Shares issued and outstanding on a non-diluted basis and 191,647,233 Newmarket Shares on a fully-diluted basis.

Description of Share Capital

The authorized share capital of Newmarket consists of: (i) an unlimited number of common shares, and (ii) an unlimited number of preferred shares.

Common Shares

Newmarket Shareholders are entitled to receive notice of and to attend any meetings of shareholders of Newmarket and to cast one vote per common share at all such meetings, except meetings at which only holders of another class or series of shares are entitled to vote separately as such class or series. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Newmarket ranking in priority to or rateably with the common shares with respect to the payment of dividends, Newmarket Shareholders are entitled to receive dividends if, as and when declared by the Newmarket Board out of the assets of Newmarket properly applicable to the payment of dividends in such amounts and payable in such manner as the Newmarket Board may from time to time determine. In the event of the liquidation, dissolution or winding up of Newmarket or any other distribution of the property or assets of Newmarket among its shareholders for the purpose of winding up its affairs, Newmarket Shareholders shall, subject to the rights of the holders of any other class of shares of Newmarket entitled to receive the property or assets of Newmarket upon such a liquidation, dissolution, winding up or other distribution in priority to or rateably with Newmarket Shareholders, be entitled to receive the remaining property and assets of Newmarket.

Preferred Shares

Newmarket may issue preferred shares at any time or from time to time in one or more series. Before any shares of a series are issued, the Newmarket Board shall fix the number of shares that will form such series and shall, subject to the limitations set out in Newmarket’s articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the preferred shares of such series. The preferred shares of each series shall rank on a parity with the preferred shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the common shares and over any other shares ranking junior to the preferred shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Newmarket, whether voluntary or involuntary, or any other distribution of the assets of Newmarket among its shareholders for the purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of the preferred shares, the preferred shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were cleared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims, the claims of the holders of the preferred shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The preferred shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the preferred share as a class over the common shares of Newmarket and over any other shares ranking junior to the preferred shares as may be determined in the case of such series of preferred shares.

Prior Sales

The following table sets forth information in respect of issuances of Newmarket Shares and securities that are convertible or exchangeable into Newmarket Shares within the 12 months prior to the date of this Circular, including the price at which such securities have been issued, the number of securities issued, and the date on which such securities were issued:

	Price Per Share or Exercise
Date Of Issuance	Price Per Option	Number and Type of Securities	Reasons For Issuance
December 17, 2015	$0.53	30,700 Common Shares	Exercise of Options
November 25, 2015	$Nil	100,000 Performance Share Units	Grant of Performance
			Share Units
November 25, 2015	$1.38	100,000 Stock Options	Grant of Stock Options
December 7, 2015	$Nil	200,000 Performance Share Units	Grant of Performance
			Share Units
December 7, 2015	$1.48	400,000 Stock Options	Grant of Stock Options
January 1, 2016	$1.35	125,000 Stock Options	Grant of Stock Options
January 4, 2016	$1.02	34,384 Common Shares	Convertible Debenture
January 11, 2016	$1.02	56,979 Common Shares	Convertible Debenture
February 5, 2016	$1.02	466,640 Common Shares	Convertible Debenture
February 8, 2016	$1.02	24,560 Common Shares	Convertible Debenture
February 9, 2016	$1.02	1,399,920 Common Shares	Convertible Debenture
February 10, 2016	$1.02	73,680 Common Shares	Convertible Debenture
February 16, 2016	$1.02	933,280 Common Shares	Convertible Debenture
February 17, 2016	$1.02	982,400 Common Shares	Convertible Debenture
February 18, 2016	$1.02	4,074,012 Common Shares	Convertible Debenture
February 22, 2016	$0.46	380,680 Common Shares	Exercise of Options
February 22, 2016	$1.02	736,800 Common Shares	Convertible Debenture
February 23, 2016	$1.02	7,859 Common Shares	Convertible Debenture
February 24, 2016	$1.02	475,481 Common Shares	Convertible Debenture
February 25, 2016	$0.53	42,980 Common Shares	Exercise of Options
February 25, 2016	$1.02	122,800 Common Shares	Convertible Debenture
February 25, 2016	$1.63	4,039,120 Common Shares	Exercise of Warrants
February 29, 2016	$1.63	211,644 Common Shares	Exercise of Warrants
March 1, 2016	$1.02	73,680 Common Shares	Convertible Debenture
March 3, 2016	$1.02	4,912 Common Shares	Convertible Debenture
March 4, 2016	$1.02	982,400 Common Shares	Convertible Debenture
March 7, 2016	$1.02	5,611,468 Common Shares	Convertible Debenture
March 8, 2016	$1.02	72,697 Common Shares	Convertible Debenture
March 9, 2016	$1.02	308,473 Common Shares	Convertible Debenture
March 10, 2016	$1.02	491,200 Common Shares	Convertible Debenture

March 11, 2016	$1.02	992,224 Common Shares	Convertible Debenture
March 14, 2016	$1.02	167,008 Common Shares	Convertible Debenture
March 15, 2016	$1.02	982,400 Common Shares	Convertible Debenture
March 16, 2016	$0.53	171,920 Common Shares	Exercise of Options
March 17, 2016	$1.02	3,198,694 Common Shares	Convertible Debenture
March 17, 2016	$1.02	2,695,705 Common Shares	Convertible Debenture
March 21, 2016	$1.02	491,200 Common Shares	Convertible Debenture
March 23, 2016	$1.02	14,736 Common Shares	Convertible Debenture
March 29, 2016	$1.02	5,314,784 Common Shares	Convertible Debenture
March 29, 2016	$1.02	3,072,947 Common Shares	Convertible Debenture
March 30, 2016	$1.02	10,287 Common Shares	Convertible Debenture
April 6, 2016	$Nil	140,000 Performance Share Units	Grant of Performance
			Share Units
April 6, 2016	$2.46	150,000 Stock Options	Grant of Stock Options
April 8, 2016	$1.25	49,600 Common Shares	Exercise of Warrants
April 8, 2016	$Nil	462,000 Common Shares	Conversion of
			Performance Share Units
April 13, 2016	$Nil	1,667 Common Shares	Conversion of
			Performance Share Units
April 21, 2016	$1.25	12,800 Common Shares	Exercise of Warrants
April 21, 2016	$1.25	396,800 Common Shares	Exercise of Warrants
April 29, 2016	$1.25	12,000 Common Shares	Exercise of Warrants
April 29, 2016	$Nil	45,333 Common Shares	Conversion of
			Performance Share Units
April 29, 2016	$2.20	63,856 Common Shares	Exercise of Options
April 29, 2016	$1.25	99,200 Common Shares	Exercise of Warrants
May 6, 2016	$0.41	208,760 Common Shares	Exercise of Options
May 6, 2016	$Nil	449,000 Common Shares	Conversion of
			Performance Share Units
May 16, 2016	$2.20	63,856 Common Shares	Exercise of Options
May 16, 2016	$Nil	16,667 Common Shares	Conversion of
			Performance Share Units
May 24, 2016	$0.41	208,760 Common Shares	Exercise of Options
May 31, 2016	$0.53	94,556 Common Shares	Exercise of Options
May 31, 2016	$Nil	112,000 Common Shares	Conversion of
			Performance Share Units
May 31, 2016	$0.53	97,300 Common Shares	Exercise of Options
June 1, 2016	$0.53	25,500 Common Shares	Exercise of Options
June 4, 206	$Nil	555,000 Performance Share Units	Grant of Performance
			Share Units
June 4, 2016	$3.71	480,000 Stock Options	Grant of Stock Options
June 9, 2016	$0.53	94,556 Common Shares	Exercise of Options
June 24, 2016	$Nil	1,667 Common Shares	Conversion of
			Performance Share Units
June 30, 2016	$0.53	132,092 Common Shares	Exercise of Options
June 30, 2016	$Nil	345,333 Common Shares	Conversion of
			Performance Share Units
July 12, 2016	$0.53	100,000 Common Shares	Exercise of Options
July 26, 2016	$Nil	25,000 Performance Share Units	Grant of Performance
			Share Units
July 26, 2016	$3.75	25,000 Stock Options	Grant of Stock Options

August 3, 2016	$Nil	114,000 Performance Share Units	Grant of Performance
			Share Units
August 3, 2016	$4.52	250,000 Stock Options	Grant of Stock Options
August 22, 2016	$1.53	35,000 Common Shares	Exercise of Options
August 26, 2016	$0.53	36,840 Common Shares	Exercise of Options
September 12, 2016	$0.53	171,920 Common Shares	Exercise of Options
October 5, 2016	$1.25	396,800 Common Shares	Exercise of Warrants

Price Range and Trading Volumes

The Newmarket Shares are listed and trade on the TSX under the trading symbol “NMI”. The following table sets forth the price range for and trading volume of the Newmarket Shares as reported by the TSX for the periods indicated:

	High ($)	Low ($)	Volume
September 2015	1.50	1.06	9,667,273
October 2015	1.75	1.38	10,418,474
November 2015	1.66	1.32	6,339,304
December 2015	1.49	1.27	3,624,599
January 2016	1.52	1.33	5,839,125
February 2016	1.99	1.46	30,180,832
March 2016	2.49	1.89	25,448,245
April 2016	3.53	2.08	24,211,226
May 2016	4.00	3.37	17,815,128
June 2016	4.10	3.44	13,526,913
July 2016	4.40	3.67	10,129,434
August 2016	4.71	3.75	11,625,771
September 2016	5.07	3.85	62,327,094
October 1 – October 26, 2016	4.70	3.57	19,292,580

On September 28, 2016, the last trading day on which the Newmarket Shares traded prior to the announcement by Newmarket and Kirkland of the Arrangement, the closing price of the Newmarket Shares on the TSX was $4.83. On October 26, 2016 the closing price of the Newmarket Shares on the TSX was $3.86.

Directors and Officers

See “Governance and Management of the Combined Company – Directors and Senior Officers” for information about each Board Nominee. Each director elected will hold office until the next annual meeting of shareholders of the Combined Company, or any postponement(s) or adjournment(s) thereof, unless his or her office is earlier vacated or until his or her successor is elected or appointed.

Corporate Cease Trade Orders

No proposed director of Newmarket is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Newmarket) that:

(i)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies and Other Proceedings

No proposed director of Newmarket (a) is, as at the date hereof, or has been within the 10 years prior to the date hereof, a director or executive officer of any company (including Newmarket) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties and Sanctions

No proposed director of Newmarket has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Majority Voting Policy

Newmarket has adopted a majority voting policy to provide a meaningful way for the shareholders to hold individual directors accountable and to require Newmarket to closely examine directors that do not have the support of a majority of shareholders. The policy provides that at each meeting of shareholders, forms of proxy for the election of directors will permit a shareholder to vote in favour of, or to withhold from voting, separately for each director nominee and that where a director nominee has more votes withheld than are voted in favour of him or her, the nominee will be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law. Pursuant to the policy, such a nominee will forthwith submit his or her resignation to the Newmarket Board, such resignation to be effective on acceptance by the Newmarket Board. The Newmarket Board will establish an advisory committee to which it shall refer the resignation for consideration. In such circumstances, the committee will make a recommendation to the Newmarket Board as to the director’s suitability to continue to serve as a director after reviewing, among other things, the results of the voting for the nominee, and the Newmarket Board will consider such recommendation.

Following the Newmarket Meeting, Newmarket will file on SEDAR at www.sedar.com a report of voting results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations disclosing the outcome of each matter voted upon at the Newmarket Meeting and issue a press release including the detailed results of the vote for the election of directors.

Executive Compensation

Compensation Discussion and Analysis

The following section discusses Newmarket’s compensation program and key compensation decisions for Newmarket’s President and Chief Executive Officer, Chief Financial Officer, and three other most highly compensated executive officers (or persons acting in a similar capacity) for the year ended December 31, 2015 (the “Named Executive Officers”):

•	Douglas B. Forster, President and Chief Executive Officer of Newmarket and Former President and Chief Executive Officer of Old Newmarket;

•	Robert Dufour, Chief Financial Officer of Newmarket and former Chief Financial Officer of Crocodile;

•	Blayne Johnson, Executive Vice President of Newmarket;

•	Darren Hall, Chief Operating Officer of Newmarket;

•	Paulo Santos, Treasurer and Corporate Secretary of Newmarket and former Chief Financial Officer of Old Newmarket; and

•	Rodney Lamond, former President and Chief Executive Officer of Crocodile and former Chief Operating Officer of Newmarket.

Objectives

While Newmarket does not have a formal compensation policy, the general objectives of Newmarket’s compensation strategy for the financial year ended December 31, 2015 included: (a) attracting, retaining and motivating high performing executives critical to the success of Newmarket; (b) linking the interests of management with those of the shareholders; and (c) providing rewards for outstanding corporate and individual performance. Newmarket also seeks to ensure that compensation is fair, balanced and linked to the performance of the individual Named Executive Officers.

The following principles guide Newmarket’s overall compensation philosophy: (a) compensation is determined on an individual basis by the need to attract and retain talented, entrepreneurial, high achievers; (b) an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate; (c) Newmarket supports reasonable expenses in order that employees continuously maintain and enhance their skills; and (d) all compensation and compensation objectives shall be fully and plainly disclosed.

During the year ended December 31, 2015, Newmarket engaged an independent party, Meridian Compensation Partners LLP to review compensation for a sample of its executive officers and senior management and compared it to market data, based on the recently updated compensation comparator group. The report assessed the competiveness of Newmarket’s executive compensation and also provided information on peer group pay mix (fixed, short-term and long-term incentives) and long-term incentive vehicles used. The report was also used as an evaluation of Newmarket’s current incentive plans and compensation policies as compared to its principles outlined above.

Components of Executive Compensation

Compensation for the Named Executive Officers is composed primarily of three components: base salary, bonus payments and long-term incentives, as discussed below. The compensation committee of Newmarket (the “Compensation Committee”) recommends to the Newmarket Board the base salary, performance bonus, stock options and bonus shares to be granted to the Named Executive Officers. The Newmarket Board has not developed a compensation plan and Newmarket does not engage in benchmarking practices.

With respect to compensation of the President and Chief Executive Officer of Newmarket, the Compensation Committee: (a) periodically reviews the terms of reference for Newmarket’s President and Chief Executive Officer and recommends any changes to the Newmarket Board for approval; (b) reviews the compensation of the President and Chief Executive Officer and makes recommendations to the Newmarket Board for approval; and (c) reviews, and makes recommendations to the Newmarket Board for approval of, any agreements between Newmarket and the President and Chief Executive Officer, including protections in the event of a change of control or other special circumstances, as appropriate. The Compensation Committee reviews and ensures that the compensation of the President and Chief Executive Officer complies with the principles underlying Newmarket’s overall compensation philosophy.

Base Salary

In determining the base salary of an executive officer (other than the President and Chief Executive Officer) for the year ended December 31, 2015, the Compensation Committee considered the recommendation from the President and Chief Executive Officer of Newmarket, if any, as well as the particular responsibilities related to the position, the experience level of the executive officer, the difficulties in recruiting new talent and his or her overall performance.

Bonus Payments

Executive officers are eligible for annual cash bonuses. The Newmarket Board and Compensation Committee consider a number of key performance indicators, including but not limited to, whether the executive officer has met certain targets established by the Newmarket Board and management, controlled costs, taken successful advantage of business opportunities and enhanced the competitive and business prospects of Newmarket.

Newmarket has established an annual incentive program (“AIP”) for eligible employees, including executive officers and senior management, which includes annual cash bonuses. The AIP’s objectives are to support the achievement of Newmarket’s performance targets, to ensure that interests of key persons are aligned with the strategic goals of Newmarket and to provide compensation opportunities to attract, retain and motivate employees critical to the success of Newmarket.

The AIP program provides for annual incentive payments to employees conditional on the achievement of company-wide, site and individual performance. Bonus payments will be assessed using a balanced scorecard which includes financial, operational and sustainability metrics and other individual performance objectives and job specific assessment criteria.

Long-Term Incentives

The Compensation Committee believes that granting stock options, performance share units and bonus shares to key personnel encourages retention and more closely aligns the interests of management with the interests of shareholders. The inclusion of stock options, performance share units and bonus shares in compensation packages allows Newmarket to compensate employees without drawing on cash resources. The number of stock options, performance share units and bonus shares to be granted is based on the relative contribution and involvement of the individual, taking into consideration previous stock option and bonus share grants.

Risks Associated with Compensation

In light of Newmarket’s size and the balance between long-term objectives and short-term financial goals with respect to Newmarket’s executive compensation program, at this time, the Newmarket Board does not deem it necessary to consider the implications of the risks associated with its compensation policies and practices.

Performance Graph

The following graph compares and tracks the effect of $100 invested in Newmarket Shares on January 1, 2011 against a total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Gold Index for the five most recently completed financial years of Newmarket, assuming the reinvestment of all dividends.

	2011	2012	2013	2014	2015	2015
Newmarket Gold Inc.	100.00	61.52	23.07	26.91	63.74	22.10
S&P/TSX Composite Index	100.00	104.00	113.94	122.40	108.83	96.78
S&P/TSX Global Gold Index	100.00	84.09	43.42	40.45	35.95	30.80

In 2011 and 2012, executive compensation at Crocodile increased while shareholder value decreased, which is reflective of the need to attract new management in a competitive environment for skilled professionals, the Newmarket Board’s desire to continue to reward the Named Executive Officers’ loyalty and continued efforts in the face of operational challenges, the completion of a take-over bid by the major shareholder on February 8, 2012 which resulted in various one-time payments to the Named Executive Officers and the acquisition of two further operating mine sites in May 2012. In addition, a portion of the compensation paid to management and directors of Newmarket is paid in stock options and as such, the value of the compensation is directly related to the stock performance of Newmarket.

In 2013, shareholder value and executive compensation decreased; however, the executive compensation amount is not proportionate to shareholder value given the Newmarket Board’s desire to continue to reward the Named Executive Officers’ loyalty and continued efforts in the face of operational challenges and difficult markets.

In 2014, shareholder value remained steady and executive compensation increased, as a result of compensation paid to management and directors of Crocodile being paid in stock options and the value of the compensation is directly related to the stock performance of Crocodile. In addition, executive cash compensation was stable from the prior periods due to recently entered into agreements with the Crocodile Named Executive Officers.

In 2015, as a result of the completion of the amalgamation of Old Newmarket with Crocodile (the “Prior Arrangement”), Newmarket took the opportunity to review its policies with Meridian Compensation Partners LLP and consider the appropriateness of its compensation package in comparison to its peer group in Canada and create a new baseline for the newly amalgamated company, Newmarket

Compensation Governance

Compensation Committee

The Compensation Committee, which is comprised entirely of independent directors, is responsible for making recommendations to the Newmarket Board relating to the compensation of the members of the Newmarket Board, the President and Chief Executive Officer of Newmarket and other members of senior management of Newmarket.

The Compensation Committee assists the Newmarket Board in fulfilling its responsibilities relating to human resources and compensation issues and to establish a plan of continuity for executive officers and other members of senior management. The Compensation Committee ensures that Newmarket has an executive compensation program that is both motivational and competitive so that it will attract, retain and inspire performance of executive officers and senior management of a quality and nature that will enhance the sustainable profitability and growth of Newmarket.

The Compensation Committee reviews the compensation philosophy and guidelines for executive officers and members of senior management as well as for all employees, including annual salary and incentive policies and programs, and new benefit programs or amendments to existing benefit programs.

The Compensation Committee is comprised of Mr. Farrauto (Chair), Maryse Bélanger and Raymond Threlkeld, each of whom is an independent director of the Newmarket Board.

Each member of the Compensation Committee has experience relevant to his responsibilities as a Compensation Committee member.

Edward Farrauto – Mr. Farrauto is a Chartered Professional Accountant and has 20 years’ experience as a senior financial officer in private and public companies. His experience encompasses financial and regulatory compliance and public company management. Mr. Farrauto has been directly responsible for overseeing private placement financings, prospectus filings, reverse takeovers and merger and acquisition transactions.

Raymond Threlkeld – Mr. Threlkeld is a seasoned mining professional with more than 32 years in mineral exploration, mine operations and construction and executive management within the industry. Since March 2014, Mr. Threlkeld has been the Chairman of the Board at New Gold Inc. He was President and Chief Executive Officer of Rainy River Resources Ltd. until its acquisition by New Gold Inc. in 2013. From 2006 to 2009, he was President and Chief Executive Officer of Western Goldfields Inc. From 1996 to 2004, Mr. Threlkeld held a variety of senior executive positions with Barrick Gold Corporation, rising to the position of Vice President, Project Development. Mr. Threlked holds a B.Sc. degree in Geology from the University of Nevada.

Maryse Bélanger – Ms. Bélanger brings over 30 years of experience in the global mining sector. Currently, she is Chief Operating Officer of Atlantic Gold Corp., where she is responsible for the overall operational and technical management of the company. Previously Ms. Bélanger served as the Chief Executive Officer and Managing Director of Mirabela Nickel Ltd. Ms. Bélanger has also held senior positions at Goldcorp Inc. and Kinross Gold Corporation and has been a director of True Gold Mining Corp. prior to its acquisition by Endeavour Mining Corporation. Ms. Bélanger holds a Bachelor of Science in Geology and a graduate certificate in Geostatisics.

Summary Compensation Table

The following table provides information regarding compensation earned by the Named Executive Officers for the years ended December 31, 2015, December 31, 2014 and December 31, 2013:

Name and principal position	Year	Salary or Fee ($)	Share- based awards ($)(2)	Option- based awards ($)(3)	Non-equity incentive plan compensation ($)		Pension Value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Douglas B. Forster President and Chief Executive Officer and former President and Chief Executive Officer of Old Newmarket	2015 2014 2013	292,500 250,000 83,333	427,000 Nil Nil	785,200 Nil 24,378	121,125 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 28,000(1)	1,625,825 250,000 135,711
Robert Dufour Chief Financial Officer and former Chief Financial Officer of Crocodile	2015 2014 2013	265,000 253,005 257,777	82,960 18,200 Nil	137,712 40,709 47,080	62,938 38,866 Nil	N/A N/A N/A	N/A N/A N/A	265,000(4) Nil Nil	813,610 350,780 304,857
Blayne Johnson Executive Vice President	2015 2014 2013	244,889 225,000 75,000	366,000 Nil Nil	513,400 Nil 24,378	62,938 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 28,000(1)	1,187,227 225,000 127,378
Darren Hall Chief Operating Officer	2015 2014 2013	11,200 Nil Nil	122,000 Nil Nil	241,600 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	374,800 Nil Nil
Paulo Santos Treasurer and Corporate Secretary and former Chief Financial Officer of Old Newmarket	2015 2014 2013	129,333 63,000 25,000	15,250 Nil Nil	90,600 Nil 8,126	21,375 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 28,000	256,558 63,000 33,126
Rodney Lamond(6) Former Chief Operating Officer and former President and Chief Executive Officer of Crocodile	2015 2014 2013	264,438 352,293 188,750	247,660 21,938 Nil	411,928 169,359 264,525	39,548 64,130 Nil	Nil Nil Nil	Nil Nil Nil	400,000(4) Nil Nil	1,417,574 607,720 324,350

Notes:

(1)

During a portion of 2013, Old Newmarket was party to an agreement with Featherstone Capital Advisors Inc. (“Featherstone”) for corporate development and financial advisory services. Featherstone is a company owned 50% by Mr. Forster and 50% by Mr. Johnson. The agreement with Featherstone was terminated effective August 31, 2013. For the purposes of the compensation table above, the fees paid to Featherstone for 2013 have been allocated 50% to Mr. Forster and 50% to Mr. Johnson.

(2)

The figures represent the value of the performance share units (“Share Units”) granted on July 10, 2015 (grant date fair value of $0.61 per Share Unit). The Share Units granted under Newmarket’s share unit plan (the “Share Unit Plan”) (described below) have an expiry of three years from the date of grant and vest based on the 20-day volume weighted average price on the TSX of the Newmarket Shares: (i) as to one-third when the price of the Newmarket Shares is C$2.25 or greater; (ii) as to one-third when the price of the Newmarket Shares is C$3.00 or greater; and (iii) as to one-third when the price of the Newmarket Shares is C$3.75 or greater. On vesting, each vested Share Unit will be converted to one Newmarket Share. As at December 31, 2015, none of the Share Units had vested. As the Share Units only vest on the Newmarket Share price reaching a certain threshold (as noted above), no market or pay-out value is ascribed to the Share Units granted as at December 31, 2015. The fair value of the Share Units was calculated using a Monte- Carlo simulation model which provides a valuation based on a number of future probabilities and scenarios based on the vesting terms noted above. For amounts in 2014, share-based award values have been calculated using the grant date fair value of shares granted under the Crocodile bonus share plan. The figures represent the value of bonus shares granted on December 23, 2014 (grant date fair value of $0.13 per bonus share).

(3)

Based on grant date fair value of the options which is calculated using the Black-Scholes model. The Black-Scholes model was selected as it is a widely used financial method to determine fair prices of options. The assumptions used in the calculation of the fair value for options granted in 2015 include a volatility of 63%, expected life of 5 years, dividend yield of 0% and risk free interest rate risk of 0.66%.

(4)	In connection with the Prior Arrangement, Mr. Dufour and Mr. Lamond each received a retention bonus as discussed in the narrative below.
(5)	Mr. Hall was appointed Chief Operating Officer of Newmarket effective December 7, 2015.
(6)

Mr. Lamond was appointed as President and Chief Executive Officer of Crocodile on July 31, 2013 and following the closing of the Prior Arrangement was appointed Chief Operating Officer of Newmarket effective July 10, 2015. Mr. Lamond resigned from his position of Chief Operating Officer of Newmarket effective September 15, 2015.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table provides information regarding all incentive plan awards for each Named Executive Officer employed by Newmarket and outstanding as of December 31, 2015:

Name	Option-based Awards				Share-based Awards(5)
	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(4)	Number of shares or units of shares that have not vested	Market or pay-out value of share-based awards that have not vested ($)	Market or pay-out value of vested share-based awards not paid out or distributed ($)
Douglas B. Forster President and Chief Executive Officer and former President and Chief Executive Officer of Old Newmarket	60,000(1) 1,300,000(3)	1.00 1.50	October 4, 2018 July 10, 2020	21,000 Nil	700,000	N/A	N/A
Robert Dufour Chief Financial Officer and former Chief Financial Officer of Crocodile	73,680(2) 135,080(2) 270,160(2) 228,000(3)	1.53 0.41 0.53 1.50	July 9, 2017 September 25, 2018 December 23, 2019 July 10, 2020	Nil 127,358 221,716 Nil	136,000	N/A	N/A
Blayne Johnson Executive Vice President	60,000(1) 850,000(3)	1.00 1.50	October 4, 2018 July 10, 2020	21,000 Nil	600,000	N/A	N/A
Darren Hall Chief Operating Officer	400,000(3)	1.48	July 10, 2020	Nil	200,000	N/A	N/A
Paulo Santos Treasurer and Corporate Secretary and former Chief Financial Officer of Old Newmarket	20,000(1) 150,000(3)	1.00 1.50	October 4, 2018 July 10, 2020	7,000 Nil	25,000	N/A	N/A
Rodney Lamond Former Chief Operating Officer and former President and Chief Executive Officer of Crocodile	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)

These options were granted and continue to be governed by and subject to the terms of the Old Newmarket stock option plan (the “Old Newmarket Stock Option Plan”) in accordance with the terms of the Prior Arrangement. All of these options denoted were fully vested as at December 31, 2015. Following the completion of the Prior Arrangement, no further options can be granted under the Old Newmarket Stock Option Plan.

(2)

These options were granted and continue to be governed by and subject to the terms of the Crocodile stock option plan (the “Crocodile Stock Option Plan”) in accordance with the terms of the Prior Arrangement. All these options denoted were fully vested as at December 31, 2015. Following the completion of the Prior Arrangement, no further options can be granted under the Crocodile Stock Option Plan.

(3)

These options were granted under, and subject to, the Newmarket Option Plan (described below) on July 10, 2015. The options vest over a three year period, with one-third vesting one year after the date of grant, one-third vesting two years following the date of grant, and the final one-third vesting three years after the date of grant. As at December 31, 2015, none of these options had vested.

(4)

Based on the difference in value between the exercise price of the options and the closing price of the Newmarket Shares on the TSX as at the close of business on December 31, 2015 of $1.35. No value is attributable to options that are not in-the-money as at December 31, 2015.

(5)

The Share Units granted under the Share Unit Plan (described below) have an expiry of three years from the date of grant and vest based on the 20-day volume weighted average price on the TSX of the Newmarket Shares: (i) as to one-third when the price of the Newmarket Shares is C$2.25 or greater; (ii) as to one-third when the price of the Newmarket Shares is C$3.00 or greater; and (iii) as to one-third when the price of the Newmarket Shares is C$3.75 or greater. On vesting, each vested Share Unit will be converted to one Newmarket Share. As at December 31, 2015, none of the Share Units had vested. As the Share Units only vest on the price per Newmarket Share reaching a certain threshold (as noted above), no market or pay-out value is ascribed to the performance share units granted as at December 31, 2015.

Value Vested or Earned During the Year

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for each Named Executive Officer for the year ended December 31, 2015:

Name	Option-based Awards – Value vested during the year ($)(1)	Share-based Awards – Value vested during the year ($)	Non-Equity Incentive Plan Compensation – Value earned during the year ($)
Douglas B. Forster President and Chief Executive Officer and former President and Chief Executive Officer of Old Newmarket	Nil	Nil	121,125
Robert Dufour Chief Financial Officer and former Chief Financial Officer of Crocodile	246,875	37,222(2)	62,938
Blayne Johnson Executive Vice President	Nil	Nil	62,938
Darren Hall Chief Operating Officer	Nil	Nil	Nil
Paulo Santos Treasurer and Corporate Secretary and former Chief Financial Officer of Old Newmarket	Nil	Nil	21,375
Rodney Lamond Former Chief Operating Officer and former President and Chief Executive Officer of Crocodile	819,375	39,375(2)	39,548

Notes:

(1)

The value is based on the number of options that vested during the year and calculated based on the difference between the market price of the Newmarket Shares on the TSX on the vesting date and the exercise price of the options.

(2)

The value is based on the number of bonus shares (based on the plan described below) vested and issued during the year, multiplied by the market price of the Newmarket Shares on the TSX on the date of vesting.

Pension Plan Benefits

     Newmarket does not have a pension plan and does not provide any pension plan benefits.

Termination and Change of Control Benefits

     Newmarket has entered into employment agreements with certain of the Named Executive Officers.

For the purpose of the following, “Change of Control” means the occurrence of any one or more of the following events:

(a)

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving Newmarket or any of its affiliates and another company or other entity, as a result of which the holders of shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor company after completion of the transaction;

(b)

any person, entity of group of persons of entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of voting securities of Newmarket which, when added to the voting securities owned of record of beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror and/or affiliates of the Acquiror (as such terms are defined in the OBCA) to cast or to direct the casting of 50% or more of the votes attached to all of Newmarket’s outstanding voting securities which may be cast to elect directors of Newmarket or the successor corporation (regardless of whether a meeting has been called to elect directors);

(c)

Newmarket shall sell or otherwise transfer, including by way of the grant of a leasehold interest or joint venture interest (or one or more subsidiaries of Newmarket shall sell or otherwise transfer, including without limitation by way of the grant of a leasehold interest or joint venture interest) property or assets (A) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of Newmarket and the subsidiaries thereof as at the end of the most recently completed financial year of Newmarket or (B) which during the most recently completed financial year of Newmarket generated, or during the then current financial year of Newmarket are expected to generate, more than 50% of the consolidated operating income or cash flow of Newmarket and the subsidiaries thereof, to any person or group of persons (other than one or more subsidiaries of Newmarket), in which case the Change of Control shall be deemed to occur on the date of the transfer of the property of assets representing one dollar more than 50% of the consolidated assets in the case of clause (A) or 50% of the consolidated operating income or cash flow in the case of clause (B), as the case may be; or

(d)	the Newmarket Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

Non-Solicitation and Non-Competition

For the purposes of the agreements discussed below, the executive employee agreements for Messrs. Forster, Dufour, Johnson, and Santos (individually referred to as the “Executive”) contain provisions which outline the following conditions:

(a)

The Executive shall not, during the term of their agreement and for a period of twenty- four months after the expiry of the term or the termination of their agreement for any reason, directly or indirectly, induce or solicit, or attempt to induce or solicit, any such employee to resign from his or her engagement with Newmarket or any independent contractor to cease providing services to Newmarket.

(b)

The Executive shall not, during the term and for a period of twelve months after the termination of this Agreement for any reason, within Australia directly or indirectly, in any manner whatsoever including, without limitation, either individually or in partnership, jointly or in conjunction with any other person, or as employee, principal, agent, director, or shareholder, be engaged in any undertaking, have any financial interest in or advise, lend money to, guarantee the debts or obligations of or permit the use of the Executive’s name by any person who carries on a business which is the same as or which competes with the business carried on by Newmarket during the term of their agreement.

(c)

During the term of their agreement and for a period of twelve months thereafter, the Executive shall not within Australia, either alone or in connection with any person, directly or indirectly, either as an employee, consultant, partner, principal, agent, proprietor, lender, shareholding or advisor, engage in, have a financial or other interest in, or be otherwise commercially involved in, any endeavor, activity or business that is substantially the same as, or in competition with, Newmarket’s business as it exists during the term of their agreement. For clarity, Newmarket’s business is defined as the gold mining and exploration business.

Douglas Forster

Effective on the date of the closing of the Prior Arrangement, July 10, 2015, Newmarket and Mr. Forster entered into an executive employment agreement pursuant to which Mr. Forster was appointed President and Chief Executive Officer of Newmarket for an indefinite term. In connection with this agreement, Mr. Forster is to be paid a monthly base salary of $28,333, together with reimbursement for travel and other business expenses incurred on behalf of Newmarket and any such increments and bonuses (including additional grants of stock options and Share Units) as the Newmarket Board may from time to time determine. Mr. Forster may terminate his agreement and his employment by providing Newmarket with six weeks’ written notice. Newmarket may terminate the agreement with Mr. Forster at any time without cause by providing Mr. Forster with a lump sum payment equivalent to twenty-four months’ base salary, plus any accrued but unused vacation, with any stock options or performance share units granted to Mr. Forster being dealt with in accordance with the terms of the Newmarket Option Plan and the Share Unit Plan. Mr. Forster’s executive employment agreement does not include any Change of Control provisions.

Robert Dufour

Effective on the date of the closing of the Prior Arrangement, July 10, 2015, Newmarket and Mr. Dufour entered into an executive employment agreement pursuant to which Mr. Dufour was appointed Chief Financial Officer of Newmarket for an indefinite term. In connection with this agreement, Mr. Dufour is paid a monthly base salary of $22,083, together with reimbursement for travel and other business expenses incurred on behalf of Newmarket and any such increments and bonuses (including additional grants of stock options and Share Units) as the Newmarket Board may from time to time determine. Mr. Dufour may terminate his agreement and his employment by providing Newmarket with six weeks’ written notice. Newmarket may terminate the agreement with Mr. Dufour at any time without cause by providing Mr. Dufour notice and within thirty days of such, make a lump sum payment to the executive that is equivalent to twelve months’ base salary. Also, notwithstanding any term to the contrary contained in any other document, in the event of Mr. Dufour’s termination for any reason other than for just cause, each vested stock option and vested Share Units will cease to be exercisable on the earlier of the expiry date of its term and the date prescribed, as may be applicable in the Newmarket Option Plan and the Share Unit Plan, respectively.

Pursuant to the terms of the Prior Arrangement and his employment agreement, Mr. Dufour received a retention bonus of $265,000 payable on July 10, 2015 and a similar retention bonus of $100,000 payable on the 18 month anniversary of the date of amalgamation (being January 10, 2017, and which is payable if Mr. Dufour is terminated in any event without cause). In addition to the above, Mr. Dufour’s agreement provided relocation expense reimbursements of up to a maximum of $40,000, which included moving expenses, extra airfares, temporary housing and other living expenses in connection with the Prior Arrangement and the relocation of the head office from Toronto, Ontario to Vancouver, British Columbia. If Mr. Dufour is terminated without cause before January 10, 2017, he is entitled to reimbursements associated with the costs required to relocate back to Toronto, however such costs must be incurred within three months of the date of termination.

In addition to the above, if there is a Change of Control at any time during Mr. Dufour’s employment and within the subsequent twelve months of the Change of Control: (a) Newmarket terminates Mr. Dufour’s employment without cause; or (b) a Triggering Event occurs (as defined in Mr. Dufour’s agreement to be a material adverse change in Mr. Dufour’s duties, powers, rights, title or salary, as they existed immediately prior to a Change of Control, without Mr. Dufour’s written agreement) and Mr. Dufour resigns his employment with thirty days of such event, Mr. Dufour will receive a lump sum payment equal to twenty-four months of base salary and payment of accrued but unused annual leave up to the termination date or resignation date.

Blayne Johnson

Effective on the date of the closing of the Prior Arrangement, July 10, 2015, Newmarket and Mr. Johnson entered into an executive employment agreement pursuant to which Mr. Johnson was appointed Executive Vice President of Newmarket for an indefinite term. In connection with this agreement, Mr. Johnson is to be paid a monthly base salary of $22,083, together with reimbursement for travel and other business expenses incurred on behalf Newmarket and any such increments and bonuses (including additional grants of stock options and Share Units) as the Newmarket Board may from time to time determine. Mr. Johnson may terminate his agreement and his employment by providing Newmarket with six weeks’ written notice. Newmarket may terminate the agreement with Mr. Johnson at any time without cause by providing Mr. Johnson with a lump sum payment equivalent to twelve months’ base salary, plus any accrued but unused vacation, with any stock options or Share Units granted to Mr. Johnson being dealt with in accordance with the terms of the Newmarket Option Plan and the Share Unit Plan. Mr. Johnson’s executive employment agreement does not include any Change of Control provisions.

Darren Hall

Mr. Darren Hall was appointed Newmarket’s Chief Operating Officer effective December 7, 2015, pursuant to the terms of his executive employment agreement and continuing for an indefinite term, unless terminated by either party in accordance with the terms of his agreement. In connection with his agreement, Mr. Hall is to be paid a monthly base salary of AUS$33,333, superannuation contributions as required by Australian regulations, together with reimbursement for travel and other business expenses incurred on behalf of Newmarket and any such increments and bonuses (including additional grants of stock options and Share Units) as the Newmarket Board may from time to time determine. Mr. Hall may terminate his agreement and his employment by providing Newmarket with eight weeks’ written notice. Newmarket may terminate the agreement with Mr. Hall at any time without cause by providing Mr. Hall with a lump sum payment equivalent to twelve months’ base salary, plus any accrued but unused vacation, with any stock options or Share Units granted to Mr. Hall being dealt with in accordance with the terms of the Newmarket Option Plan and the Share Unit Plan.

In addition to the above, if there is a Change of Control at any time during Mr. Hall’s employment and within the subsequent twelve months of the Change of Control: (a) Newmarket terminates Mr. Hall’s employment without cause; or (b) a Triggering Event occurs (as defined in Mr. Hall’s agreement to be a material adverse change in Mr. Hall’s duties, powers, rights, title or salary, as they existed immediately prior to a Change of Control, without Mr. Hall’s written agreement), Mr. Hall will receive a lump sum payment equal to twenty-four months of base salary and payment of accrued but unused annual leave up to the termination date or resignation date.

Mr. Hall’s employment agreement contains provisions for non-solicitation and non-competition following the termination of his employment with Newmarket. The conditions outline certain restrictions in various geographic areas within Australia and over specified periods of times that restrict activities related to carrying on a competing business, interfering in any relationship between Newmarket and its clients or perspective clients or other working relationships or solicitation of Newmarket’s employees, among other similar restrictions.

Paulo Santos

Effective on the date of the closing of the Prior Arrangement, July 10, 2015, Newmarket and Mr. Santos entered into an executive employment agreement pursuant to which Mr. Santos was appointed Treasurer and Corporate Secretary of Newmarket for an indefinite term. In connection with this agreement, Mr. Santos is to be paid a monthly base salary of $15,000, together with reimbursement for travel and other business expenses incurred on behalf of Newmarket and any such increments and bonuses (including additional grants of stock options and performance share units) as the Newmarket Board may from time to time determine. Mr. Santos may terminate his agreement and his employment by providing Newmarket with six weeks’ written notice. Newmarket may terminate the agreement with Mr. Santos at any time without cause by providing Mr. Santos with a lump sum payment equivalent to twelve months’ base salary, plus any accrued but unused vacation, with any stock options or Share Units granted to Mr. Santos being dealt with in accordance with the terms of the Newmarket Option Plan and the Share Unit Plan.

In addition to the above, if there is a Change of Control at any time during Mr. Santos’ employment and within the subsequent twelve months of the Change of Control: (a) Newmarket terminates Mr. Santos’ employment without cause; or (b) a Triggering Event occurs (as defined in Mr. Santos’ agreement to be a material adverse change in Mr. Santos’ duties, powers, rights, title or salary, as they existed immediately prior to a Change of Control, without Mr. Santos’ written agreement) and Mr. Santos’ resigns his employment with thirty days of such event, Mr. Santos will receive a lump sum payment equal to twelve months of base salary and payment of accrued but unused annual leave up to the termination date or resignation date.

Rodney Lamond

Effective September 15, 2015, Mr. Lamond resigned his position as Chief Operating Officer of Newmarket and as such is no longer eligible for the second retention bonus. In connection with his resignation, Mr. Lamond received no severance payments and $5,896 in accrued but unpaid vacation. Mr. Lamond’s employment agreement contained non-solicitation and non-compete clauses similar to other named executive officers as described above.

The following are the estimated incremental payments, payables and benefits, assuming termination without cause took place on December 31, 2015:

Name	Aggregate base salary ($)	Aggregate bonus ($)	Stock Based Options ($)(1)	Other benefits ($)	Total ($)
Douglas B. Forster	680,000	121,125	21,000	Nil	822,125
Robert Dufour	360,000	62,938	349,074	Nil	772,012
Blayne Johnson	260,000	62,938	21,000	Nil	343,938
Darren Hall(3)	403,320	Nil	Nil	Nil	403,320
Paulo Santos	180,000	21,375	7,000	Nil	208,375
Rodney Lamond(2)	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	Based on the closing price of the Newmarket Shares on the TSX on December 31, 2015 of $1.35.

(2)	Mr. Lamond resigned his position with Newmarket effective September 15, 2015.
(3)	Mr. Hall’s aggregate base salary in this situation uses an exchange rate of CDN$1:AUS$1.0083.

The following are the estimated incremental payments, payables and benefits, assuming a Change of Control took place on December 31, 2015:

Name	Aggregate base salary ($)	Aggregate bonus ($)	Options/PSUs ($)(1)	Other benefits ($)	Total ($)
Douglas B. Forster	Nil	121,125	966,000	Nil	1,087,125
Robert Dufour	530,000	62,938	532,674	Nil	1,125,612
Blayne Johnson	Nil	62,938	831,000	Nil	893,938
Darren Hall(3)	806,640	Nil	270,000	Nil	1,076,640
Paulo Santos	180,000	21,375	40,750	Nil	242,125
Rodney Lamond(2)	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	Based on the closing price of the Newmarket Shares on the TSX on December 31, 2015 of $1.35.
(2)	Mr. Lamond resigned his position with Newmarket effective September 15, 2015.
(3)	Mr. Hall’s aggregate base salary in this situation uses an exchange rate of CDN$1:AUS$1.0083.

The Newmarket Board has approved US$1,000,000 transaction bonus payments payable upon the closing of the Arrangement to each of Mr. Forster and Mr. Johnson.

Director Compensation

Prior to the completion of the Prior Arrangement, the compensation paid to directors of Old Newmarket and Crocodile was determined on a case-by-case basis with reference to the role that each director provides to Newmarket. Directors may have received cash bonuses and, in addition, were entitled to participate in the current stock option plan and share bonus plan, which were designed to give each option holder an interest in preserving and maximizing shareholder value. Such grants were determined by an informal assessment of an individual’s current and expected future performance, level of responsibilities and the importance of his or her position and contribution to Newmarket.

Subsequent to the completion of the Prior Arrangement, Meridian Compensation Partners LLP was engaged to review the market practices for non-executive director compensation based on prevailing practices observed among Newmarket’s peers. The review provided a comprehensive study that was used to facilitate non-executive director compensation packages. The current Newmarket Board package is designed to compensate directors based on the experience level of the director, the difficulties in recruiting new directors and remaining competitive to Newmarket’s peer group. Director compensation can consist of annual cash retainers and cash retainers for acting on the various committees, with additional amounts for acting as chair for a committee. Compensation will also include eligibility for participation in the Newmarket Option Plan and the Share Unit Plan.

Based on the analysis, the Newmarket Board determined that the following breakdown of annual fees was appropriate for each of the non-executive Newmarket Board members:

•	$175,000 for acting as the Chairman of the Newmarket Board;

•	$35,000 for acting as a member of the Newmarket Board;

•	$5,000 for acting as a member of a Newmarket Board committee;

•	$20,000 for acting as the Chairman of the Audit Committee;

•	$15,000 for acting as the Chairman of the Compensation Committee; and

•	$10,000 for acting as the Chairman of any other committee.

Director Compensation Table

The following table provides information regarding compensation paid to each of Newmarket’s directors (who is not also a Named Executive Officer) during the financial year ended December 31, 2015:

Name	Fees earned ($)(1)	Share-based awards ($)(2)	Option-based awards ($)(3)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Raymond Threlkeld	168,952	366,000	906,000	Nil	Nil	Nil	1,440,952
Randall Oliphant	24,576	244,000	634,200	Nil	Nil	Nil	902,776
Lukas Lundin(4)	16,635	152,500	302,000	Nil	Nil	Nil	471,135
Robert Getz(5)	315,914(6)	102,480	90,600	Nil	Nil	Nil	508,994
Kevin Conboy(5)	151,493	102,480	90,600	Nil	Nil	Nil	344,573
Edward Farrauto	13,261	106,750	151,000	Nil	Nil	67,667(7)	338,678
George Faught(6)	121,061	N/A	N/A	Nil	Nil	Nil	121,061
Peter Tagliamonte(6)	29,167	N/A	N/A	Nil	Nil	Nil	29,167

Notes:

(1)

All fees awarded, earned paid, or payable in cash for services as a director and retainer fees, including annual retainer fees, any committee, chair and meeting fees received from Newmarket and its predecessors.

(2)

The figures represent the value of the Share Units granted on July 10, 2015 (grant date fair value of $0.61 per Share Unit). The Share Units granted under the Share Unit Plan (described below) have an expiry of three years from the date of grant and vest based on the 20-day volume weighted average price on the TSX of the Newmarket Shares: (i) as to one-third when the price of the Newmarket Shares is C$2.25 or greater; (ii) as to one-third when the price of the Newmarket Shares is C$3.00 or greater; and (iii) as to one-third when the price of the Newmarket Shares is C$3.75 or greater. On vesting, each vested Share Unit will be converted to one Newmarket Share. As at December 31, 2015, none of the Share Units had vested. As the Share Units only vest on the Newmarket Share price reaching a certain threshold (as noted above), no market or pay-out value is ascribed to the Share Units granted as at December 31, 2015. The fair value of the Share Units was calculated using a Monte-Carlo simulation model which provides a valuation based on a number of future probabilities and scenarios based on the vesting terms noted above.

(3)

Based on grant date fair value of the options which is calculated using the Black-Scholes model. The Black-Scholes model was selected as it is a widely used financial method to determine fair prices of options. The assumptions used in the calculation of the fair value include a volatility of 63%, expected life of 5 years, dividend yield of 0% and risk free interest rate risk of 0.66%.

(4)	Mr. Lundin retired from the Newmarket Board on August 3, 2016.
(5)	Messrs. Conboy and Getz did not stand for re-election at the annual general meeting of Newmarket Shareholders held on May 25, 2016.
(6)	Messrs. Faught and Tagliamonte resigned from the board of directors of Crocodile effective July 10, 2015, in conjunction with the close of the Prior Arrangement.
(7)	Prior to joining the Newmarket Board, Mr. Farrauto provided consulting services to Newmarket and its predecessor during the year ended December 31, 2015.
(8)

Prior to the completion of the Prior Arrangement in 2015, Mr. Getz received fees for acting as the Chairman of the Board of Crocodile and special committee fees for specific work performed at the request of the Newmarket Board.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table provides information regarding all incentive plan awards for each director (who is not also a Named Executive Officer) outstanding as of December 31, 2015.

Name	Option-based Awards				Share-based Awards(5)
	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(4)	Number of shares or units of shares that have not vested	Market or pay-out value of share-based awards that have not vested ($)	Market or pay-out value of vested share-based awards not paid out or distributed ($)
Raymond Threlkeld	60,000(1) 1,500,000(3)	1.65 1.50	April 7, 2019 July 10, 2020	Nil Nil	600,000	N/A	N/A
Randall Oliphant	60,000(1) 1,050,000(3)	1.00 1.50	October 4, 2018 July 10, 2020	21,000 Nil	400,000	N/A	N/A
Lukas Lundin(5)	60,000(1) 500,000(3)	1.00 1.50	October 4, 2018 July 10, 2020	21,000 Nil	250,000	N/A	N/A
Robert Getz(6)	63,856(2) 208,760(2) 232,092(2) 150,000(3)	2.20 0.41 0.53 1.50	March 30, 2017 September 25, 2018 December 23, 2019 July 20, 2020	Nil 196,826 190,474 Nil	168,000	N/A	N/A
Kevin Conboy(6)	63,856(2) 208,760(2) 171,920(2)	2.20 0.41 0.53	March 30, 2017 September 25, 2018 December 23, 2019	Nil 196,826 141,092	168,000	N/A	N/A
Edward Farrauto	60,000(1) 150,000(3) 100,000(3)	1.00 1.50 1.35	October 4, 2018 July 10, 2020 November 25, 2020	21,000 Nil Nil	175,000	N/A	N/A
George Faught(8)	36,840(2) 63,856(2) 171,920(2)	4.03 2.20 0.53	June 6, 2016 July 10, 2016 July 10, 2016	Nil Nil 141,092	N/A	N/A	N/A
Peter Tagliamonte(8)	61,400(2) 63,856(2) 208,760(2) 171,920(2)	4.03 2.20 0.41 0.53	June 6, 2016 July 10, 2016 July 10, 2016 July 10, 2016	Nil Nil 196,826 141,092	N/A	N/A	N/A

Notes:

(1)

These options were granted and continue to be governed by and subject to the terms of the Old Newmarket Stock Option Plan in accordance with the terms of the Prior Arrangement. All these options denoted were fully vested as at December 31, 2015. Following the completion of the Prior Arrangement, no further options can be granted under the Old Newmarket Stock Option Plan.

(2)

These options were granted and continue to be governed by and subject to the terms of the Crocodile Stock Option Plan in accordance with the terms of the Prior Arrangement. All these options denoted were fully vested as at December 31, 2015. Following the completion of the Prior Arrangement, no further options can be granted under the Crocodile Stock Option Plan.

(3)

These options were granted under, and subject to, the Newmarket Option Plan (described below) on July 10, 2015. The options vest over a three year period, with one-third vesting one year after the date of grant, one-third vesting two years following the date of grant, and the final one-third vesting three years after the date of grant. As at December 31, 2015, none of these options had vested.

(4)

Based on the difference in value between the exercise price of the options and the closing price of the Newmarket Shares on the TSX as at the close of business on December 31, 2015 of $1.35. No value is attributable to options that are not in-the-money as at December 31, 2015.

(5)

The Share Units granted under the Share Unit Plan (described below) have an expiry of three years from the date of grant and vest based on the 20-day volume weighted average price on the TSX of the Newmarket Shares: (i) as to one-third when the price of the Newmarket Shares is C$2.25 or greater; (ii) as to one-third when the price of the Newmarket Shares is C$3.00 or greater; and (iii) as to one-third when the price of the Newmarket Shares is C$3.75 or greater. On vesting, each vested Share Unit will be converted to one Newmarket Share. The Share Units expire on July 10, 2018. As at December 31, 2015, none of the Share Units had vested. As the Share Units only vest on the Newmarket Share price reaching a certain threshold (as noted above), no market or pay-out value is ascribed to the Share Units granted as at December 31, 2015.

(6)	Mr. Lundin retired from the Newmarket Board on August 3, 2016.
(7)	Messrs. Conboy and Getz did not stand for re-election at the annual general meeting of Newmarket Shareholders held on May 25, 2016.
(8)

Messrs. Faught and Tagliamonte resigned from the board of directors of Crocodile effective July 10, 2015, in conjunction with the close of the Prior Arrangement and their options remain governed by Crocodile Stock Option Plan until such time as they are exercised or expire in the dates provided in the above chart.

Value Vested or Earned During the Year

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for each director for the year ended December 31, 2015.

Name	Option-based Awards – Value vested during the year ($)(1)	Share-based Awards – Value vested during the year ($)(2)	Non-Equity Incentive Plan Compensation – Value earned during the year ($)
Raymond Threlkeld	Nil	Nil	Nil
Randall Oliphant	Nil	Nil	Nil
Lukas Lundin(3)	Nil	Nil	Nil
Robert Getz(4)	61,625	26,587	Nil
Kevin Conboy(4)	50,750	18,611	Nil
Edward Farrauto	Nil	Nil	Nil
George Faught(5)	50,750	18,611	Nil
Peter Tagliamonte(5)	50,750	18,611	Nil

Notes:

(1)

The value is based on the number of options that vested during the year and calculated based on the difference between the market price of the Newmarket Shares on the TSX on the vesting date and the exercise price of the options.

(2)

The value is based on the number of bonus shares (based on the plan described above) vested and issued during the year, multiplied by the market price of the Newmarket Shares on the TSX on the date of vesting.

(3)	Mr. Lundin retired from the Newmarket Board on August 3, 2016.
(4)	Messrs. Conboy and Getz did not stand for re-election at the annual general meeting of Newmarket Shareholders held on May 25, 2016.
(5)

Messrs. Faught and Tagliamonte resigned from the Newmarket Board effective July 10, 2015, in conjunction with the close of the Prior Arrangement and their options remain governed by Crocodile Stock Option Plan until such time as they are exercised or expire.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of Newmarket are authorized for issuance as of December 31, 2015. A description of the significant terms of each of the equity compensation plans of Newmarket follows the table below:

Plan Category	Number of securities to be issued upon exercise of outstanding options(1)	Weighted-average price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans(2)
Equity compensation plans approved by securityholders	11,041,192 options 4,012,000 Share Units	$1.36 for options N/A for Share Units	3,033,277
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	11,041,192 options 4,012,000 Share Units	$1.36 for options N/A for Share Units	3,033,277

Notes:

(1)	Represents the number of Newmarket Shares reserved for issuance upon exercise of the denoted outstanding options and Share Units issued in accordance with their respective plans.
(2)	Based on the maximum aggregate number of Newmarket Shares that were available for issuance under the Newmarket Option Plan and the Share Unit Plan, collectively, as at December 31, 2015.
(3)

The Share Units granted under the Share Unit Plan (described below) have an expiry of three years from the date of grant and vest based on the 20-day volume weighted average price on the TSX of the Newmarket Shares: (i) as to one-third when the price of the Newmarket Shares is C$2.25 or greater; (ii) as to one-third when the price of the Newmarket Shares is C$3.00 or greater; and (iii) as to one-third when the price of the Newmarket Shares is C$3.75 or greater. On vesting, each vested Share Unit will be converted to one Newmarket Share. The Share Units expire on July 10, 2018. As at December 31, 2015, none of the Share Units had vested. As the Share Units only vest on the Newmarket Share price reaching a certain threshold (as noted above), no market or pay-out value is ascribed to the Share Units granted as at December 31, 2015.

In conjunction with the completion of the Prior Arrangement, shareholders of both predecessor entities (Crocodile and Old Newmarket) approved new incentive plans for the amalgamated company, Newmarket. The new incentive plans supersede all existing executive-based compensation plans, however, awards outstanding prior to the date of closing of the Prior Arrangement, being July 10, 2015, will continue to be governed by and subject to the terms of the incentive plans of each predecessor entity. The Newmarket Option Plan and the Share Unit Plan are consistent with current TSX policies and are summarized below. On completion of the Prior Arrangement, all previously granted options prior to July 10, 2015 became fully vested pursuant to the terms of the Prior Arrangement. No new options can be issued under the previous Crocodile Stock Option Plan and/or Old Newmarket Stock Option Plan.

During the year ended December 31, 2015, Newmarket granted a total of 8,670,000 stock options to directors, employees and consultants. The options had a weighted average exercise price of $1.50 per share and the options expire in the year 2020. The options vested over three year period, with one-third vesting at one year after the date of grant, one-third vesting two years after the date of grant, and the final one-third vesting three years after the date of grant.

During the year ended December 31, 2015, Newmarket granted 4,418,000 Share Units and 406,000 Share Units were cancelled as the holders of such Share Units left Newmarket, leaving 4,012,000 Share Units outstanding as of December 31, 2015. The Share Units granted during the year ended December 31, 2015 have an expiry of three years from the date of grant and vest based on the 20-day volume weighted average price on the TSX of the Newmarket Shares: (i) as to one-third when the price of the Newmarket Shares is C$2.25 or greater; (ii) as to one-third when the price of the Newmarket Shares is C$3.00 or greater; and (iii) as to one-third when the price of the Newmarket Shares is C$3.75 or greater.

As at December 31, 2015, the following share based compensation awards were outstanding:

Executive Based Compensation Plan	Number of Newmarket Shares Issuable under Plan and percentage of Issued and Outstanding Newmarket Shares	Number of Newmarket Shares as at December 31, 2015 reserved for Issuance and percentage of Issued and Outstanding Newmarket Shares as of December 31, 2015
Crocodile Stock Option Plan	18,086,469 (10.35%)	2,473,192 (1.82%)
Old Newmarket Option Plan		580,000 (0.43%)
Newmarket Option Plan		7,988,000 (5.88%)
Share Unit Plan		4,012,000 (2.38%)

Since December 31, 2015, Newmarket has issued 125,000 options to a consultant and 150,000 options to a newly appointed director of Newmarket. In addition, 140,000 Share Units were granted to the same newly appointed director. The Share Units granted under the vest based on a 20-day volume weighted average price on the TSX of the Newmarket Shares: (i) as to one-third when the price of the Newmarket Shares is C$3.00 or greater; and (ii) as to two-thirds when the price of the Newmarket Shares is C$3.75 or greater. On vesting, each vested share unit will be converted to one Newmarket Share.

Crocodile and Old Newmarket Share Based Compensation Arrangements

Prior to the completion of the Prior Arrangement, the Crocodile Stock Option Plan was administered by the board of Crocodile for directors, officers, employees and consultants. The Crocodile Stock Option Plan provided for the issuance of share options to acquire up to 10% of the Crocodile’s issued and outstanding capital. Similarly, the Old Newmarket Stock Option Plan was also administered by the board of Old Newmarket, who determined the various terms, exercise price and other attributes of any options granted under the Old Newmarket Stock Option Plan. Under the terms of the Old Newmarket Stock Option Plan, a fixed number of common shares were reserved for issuance.

At the annual and special meeting of the Crocodile shareholders held on June 5, 2014 and May 19, 2011, shareholders of Crocodile approved the adoption of a share compensation plan pursuant to which the board of directors of Crocodile was authorized to issue up to 663,120 common shares to encourage the recruitment and retention of key personnel. During the year ended December 31, 2014, Crocodile allocated 201,392 common shares out of a total of 202,007 shares available for issuance under the share compensation plan to directors, officers, and employees of Crocodile. The allocated shares were granted on December 23, 2014 and issued from treasury on a quarterly basis in four equal instalments beginning on January 23, 2015, provided the individual remained contracted to Crocodile (or its successor) at the date the shares were vested and released.

During the year ended December 31, 2015, a total of 166,087 common shares were released under this plan. The remaining 35,305 shares issuable under the plan were forfeited in 2015. As a result of the completion of the Prior Arrangement, no further shares are issuable under this compensation plan.

Newmarket Option Plan

The principal purposes of the Newmarket Option Plan is to secure for Newmarket and the Newmarket Shareholders the benefits of incentives inherent in the share ownership by the directors, key employees and consultants of Newmarket and its subsidiaries who, in the judgment of the Newmarket Board, will be largely responsible for its future growth and success. The Newmarket Option Plan is meant to aid in retaining and encouraging employees and directors of exceptional ability through the opportunity to acquire a proprietary interest in Newmarket Gold.

The following is a summary of the key terms of the Newmarket Option Plan:

•

The Newmarket Option Plan provides for the issuance of options to employees, directors or officers of Newmarket or any of its subsidiaries or affiliates, consultants and management company employees and, except in relation to a consultant company, includes a company that is wholly-owned by such persons.

•

The aggregate number of Newmarket Shares available at all times for issuance under the Newmarket Option Plan or any other security based compensation arrangements (pre-existing or otherwise) shall not exceed 20,000,000 Newmarket Shares. Any option which has been cancelled or terminated prior to exercise in accordance with the terms of the Newmarket Option Plan will again be available under the Newmarket Option Plan.

•

The exercise price per Newmarket Share shall be determined by the Newmarket Board, but, in any event, shall not be lower than the market price of the Newmarket Shares on the date of grant of the options.

•

The period within which options may be exercised and the number of options which may be exercised in any such period are determined by the Newmarket Board at the time of granting, however, the maximum term of any options awarded under the Newmarket Option Plan is five years.

•

In the event that the expiry of an option falls within, or within two days of, a trading blackout period imposed by Newmarket, the expiry date of the option shall be automatically extended to the tenth business day following the end of the blackout period.

•	An option holder will have, in all cases subject to the original option expiry date and any determination otherwise by the Newmarket Board:

o	in the event of retirement, a twelve month period to exercise his or her options, which will automatically vest;
o	in the event of resignation, ninety days to exercise his or her options that have vested;
o	in the event of the death or disability of an option holder, all options will vest and the option holder or his or her estate will have twelve months to exercise his, her or its options;
o

in the event of termination without cause of an option holder, the option holder will have ninety days to exercise his, her or its options which have vested but any unvested options will become void; and

o

in the event of termination with cause, immediate termination of the options, except as may be set out in the option holder’s option commitment or as otherwise determined by the Newmarket Board in its sole discretion.

•

In the event of a change of control, the vesting of all options and the time for the fulfilment of any conditions or restrictions on such vesting shall be accelerated to a date or time immediately prior to the effective time of the change of control and the Newmarket Board, in its sole discretion, may authorize and implement any one or more of the following additional courses of action:

o	terminating without any payment or other consideration, any options not exercised or surrendered by the effective time of the change of control;
o

causing Newmarket to offer to acquire from each option holder his or her options for a cash payment equal to the in-the-money amount and any options not surrendered or exercised by the effective time of the change of control will be deemed to have expired; and

o

an option granted under the Newmarket Option Plan be exchanged for an option to acquire, for the same exercise price, that number and type of securities as would be distributed to the option holder in respect of the Newmarket Shares issued to the option holder had he or she exercised the option prior to the effective time of the change of control, provided that any such replacement option must provide that it survives for a period of not less than one year from the effective time of the change of control, regardless of the continuing directorship, officership or employment of the option holder.

For greater certainty, and notwithstanding anything else to the contrary contained in the Newmarket Option Plan, the Newmarket Board shall have the power, in its sole discretion, in any change of control which may or has occurred, to make such arrangements as it shall deem appropriate for the exercise of issued and outstanding options including, without limitation, to modify the terms of the Newmarket Option Plan and/or the options as contemplated above. If the Newmarket Board exercises such power, the options shall be deemed to have been amended to permit the exercise thereof in whole or in part by the option holder at any time or from time to time as determined by the Newmarket Board prior to or in conjunction with completion of the change of control.

•

The grant of options under the Newmarket Option Plan is subject to a restriction such that the number of Newmarket Shares: (i) issued to insiders of Newmarket, within any one year period and (ii) issuable to insiders of Newmarket, at any time, under the Newmarket Option Plan, or when combined with all of Newmarket’s other security based compensation arrangements, shall not exceed 10% of the total issued and outstanding Newmarket Shares, respectively.

•

The Newmarket Board may delegate, to the extent permitted by applicable law and by resolution of the Newmarket Board, its powers under the Newmarket Option Plan to the Compensation Committee or such other committee as the Newmarket Board may determine from time to time.

•

The amendment provisions of the Newmarket Option Plan provide the Newmarket Board with the power, subject to the requisite regulatory approval, to make the following amendments to the provisions of the Newmarket Option Plan and any option commitment without approval of the Newmarket Shareholders (without limitation):

o	amendments of a housekeeping nature;
o	the addition or a change to any vesting provisions of an option;
o	changes to the termination provisions of an option or the Newmarket Option Plan which do not entail an extension beyond the original expiry date;
o

the addition of a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Newmarket Shares from the Newmarket Option Plan reserves; and

o	amendments to reflect changes to applicable securities or tax laws.

However, any of the following amendments requires approval of the Newmarket Shareholders:

o	reduction of the exercise price of an option, cancelling and reissuing an option, or cancelling an option in order to issue an alternative entitlement;
o	amending the term of an option to extend the term beyond its original expiry date;
o	materially increasing the benefits to the holder of options who is an insider to the material detriment of Newmarket and the Newmarket Shareholders;
o

increasing the number of Newmarket Shares or maximum percentage of Newmarket Shares which may be issued pursuant to the Newmarket Option Plan (other than by virtue of adjustments permitted under the Newmarket Option Plan);

o	permitting options to be transferred other than for normal estate settlement purposes;
o	removal or exceeding of the insider participation limits;
o	materially modifying the eligibility requirements for participation in the Newmarket Option Plan; or
o	modifying the amending provisions of the Newmarket Option Plan.

Newmarket Share Unit Plan

The purpose of the Share Unit Plan is to assist Newmarket in attracting, incentivizing and retaining key directors, officers, employees and consultants of Newmarket who are considered by the Newmarket Board to be key to the growth and success of Newmarket and to align the interests of key directors, officers, employees and consultants with those of Newmarket Shareholder’s through longer term equity ownership in Newmarket.

The following is a summary of the key terms of the Share Unit Plan:

•

The Share Unit Plan provides for the issuance of Share Units to employees, directors or officers of Newmarket or any of its subsidiaries or affiliates, consultants and management company employees and, except in relation to a consultant company, includes a company that is wholly- owned by such persons.

•

The Share Unit Plan provides that Share Units may be granted by the Newmarket Board or the Compensation Committee or such other committee as the Newmarket Board may determine from time to time, authorized by the Newmarket Board to administer the Share Unit Plan. Share Units are units created by means of an entry on the books of Newmarket representing the right to receive one Newmarket Share (subject to adjustments) issued from treasury per Share Unit. All grants of Share Units must be evidenced by a confirmation Share Unit grant letter.

•

The maximum number of Newmarket Shares available for issuance under the Share Unit Plan or any other security based compensation arrangement (pre-existing or otherwise) shall not exceed 20,000,000 Newmarket Shares (including Newmarket’s underlying outstanding Share Units). Any Newmarket Shares subject to a Share Unit which has been cancelled or terminated in accordance with the terms of the Share Unit Plan without settlement will again be available for grant of a Share Unit under the Share Unit Plan.

•

The number of Share Units granted and any applicable vesting conditions are determined in the discretion of the Newmarket Board or the Compensation Committee or such other committee as the Newmarket Board may determine from time to time, with the number of Share Units granted being determined based on the closing market price of the Newmarket Shares on the TSX on the grant date. In granting Share Units, the Newmarket Board or the Compensation Committee or such other committee as the Newmarket Board may determine from time to time may include any other terms, conditions and/or vesting criteria which are not inconsistent with the Share Unit Plan.

•

Share Units are settled by way of the issuance of Newmarket Shares from treasury as soon as practicable following the maturity date determined by the Newmarket Board the Compensation Committee or such other committee as the Newmarket Board may determine from time to time in accordance with the terms of the Share Unit Plan. Individuals granted Share Units who are Canadian residents or as otherwise may be designated in the Share Unit grant letter (with the exception of U.S. taxpayers) are permitted to elect to defer issuance of all or any part of the Newmarket Shares issuable to them, provided proper notice is provided to the Newmarket Board or a compensation committee of the Newmarket Board in accordance with the terms of the Share Unit Plan.

•

In the event a cash dividend is paid to Newmarket’s Shareholders on the Newmarket Shares while a Share Unit is outstanding, each participant will be credited with additional Share Units in lieu of any cash dividends paid to Newmarket Shareholders, equal to the aggregate amount of any cash dividends that would have been paid to the individual if the Share Units had been Newmarket Shares, divided by the market price of the Newmarket Shares on the date on which dividends were paid by Newmarket. No cash payment will be made to a participant if cash dividends are paid to Newmarket Shareholders.

•	The termination provisions under the Share Unit Plan are as follows subject to any determination otherwise by the Newmarket Board:

o

in the event of retirement, any unvested Share Units will automatically vest on the date of retirement and the Newmarket Shares underlying such Share Units will be issued as soon as reasonably practical thereafter;

o

in the event of the death, any unvested Share Units will automatically vest on the date of death and the Newmarket Shares underlying all Share Units will be issued to the estate of the deceased as soon as reasonably practical thereafter;

o

in the event of disability (as may be determined in accordance with the policies, if any, or general practices of Newmarket or any subsidiary), any unvested Share Units will automatically vest on the date on which the participant is determined to be totally disabled and the Newmarket Shares underlying the Share Units will be issued as soon as reasonably practical thereafter;

o

in the event of termination without cause of a Share Unit holder, (i) any unvested Share Units that are not subject to performance vesting criteria will automatically vest on the date on which the individual is terminated and the Newmarket Shares underlying the Share Units will be issued as soon as reasonably practical thereafter, and (ii) any unvested Share Units that are subject to performance vesting criteria will vest in accordance with their normal vesting schedule, except, in either case, as may otherwise be stipulated in the applicable Share Unit grant letter or as may otherwise be determined by the Newmarket Board; and

o

in the event of termination with cause or resignation, all of the Share Units shall become void and the holder shall have no entitlement and will forfeit any rights to any issuance of Newmarket Shares under the Share Unit Plan, except as may otherwise be stipulated in the applicable Share Unit grant letter or as may otherwise be determined by the Newmarket Board or the Compensation Committee or such other committee as the Newmarket Board may determine from time to time in its sole and absolute discretion. Share Units that have vested but that are subject to an election to set a deferred payment date shall be issued forthwith following the termination with cause or the resignation of the Share Unit holder.

•	In the event of a change of control, all unvested Share Units issued and outstanding shall automatically and immediately vest on the date of such change of control.

•

The grant of Share Units under the Share Unit Plan is subject to a restriction such that the number of Newmarket Shares: (i) issued to insiders of Newmarket, within any one year period and (ii) issuable to insiders of Newmarket, at any time, under the Share Unit Plan, or when combined with all of Newmarket’s other security based compensation arrangements, shall not exceed 10% of total issued and outstanding Newmarket Shares, respectively.

•

The amendment provisions of the Share Unit Plan provide the Newmarket Board or the Compensation Committee or such other committee as the Newmarket Board may determine from time to time with the power, subject to the requisite regulatory approval, to make the following amendments to the provisions of the Share Unit Plan and any Share Unit grant letter without approval of the Newmarket Shareholders (without limitation):

o	amendments of a housekeeping nature;

o	the addition or a change to any vesting provisions of a Share Unit;

o	changes to the termination provisions of a Share Unit or the Share Unit Plan; and

o	amendments to reflect changes to applicable securities or tax laws.

However, any of the following amendments requires approval of the Newmarket Shareholders:

o	materially increasing the benefits to the holder of any Share Units who is an insider to the material detriment of Newmarket and the Newmarket Shareholders;

o

increasing the number of Newmarket Shares or maximum percentage of Newmarket Shares which may be issued pursuant to the Share Unit Plan (other than by virtue of adjustments permitted under the Share Unit Plan);

o	permitting share units to be transferred other than for normal estate settlement purposes;

o	removal or exceeding of the insider participation limits;

o	materially modifying the eligibility requirements for participation in the Share Unit Plan; or

o	modifying the amending provisions of the Share Unit Plan.

Risk Factors

Whether or not the Arrangement is completed, Newmarket will continue to face many risk factors that it currently faces with respect to its business and affairs. An investment in the Newmarket Shares or other securities of Newmarket is subject to certain risks which may differ or be in addition to the risks applicable to an investment in Kirkland. Investors should carefully consider the risk factors described under the heading “Risk Factors” in Newmarket’s annual information form for the year ended December 31, 2015 and the risk factors discussed throughout Newmarket’s management’s discussion and analysis for the year ended December 31, 2015 and the three and six-month periods ended June 30, 2016, all of which are incorporated by reference in this Circular and filed with the Canadian securities authorities and available on SEDAR at www.sedar.com, as well as the risk factors set forth elsewhere in this Circular.

Legal Proceedings and Regulatory Actions

From time to time Newmarket may become involved in legal or administrative proceedings and regulatory actions in the normal conduct of its business. Newmarket’s assessment of the likely outcome of these matters is based on its judgment of a number of factors, including experience with similar matters, past history, precedents, relevant financial, scientific and other evidence, and facts specific to the matter. Newmarket does not believe that these matters in aggregate will have a material effect on its consolidated financial position or results of operations.

Auditors, Transfer Agent and Registrar

The auditors of Newmarket are PricewaterhouseCoopers LLP.

TSX Trust is the transfer agent and registrar for the Newmarket Shares.

Additional Information

The information contained in this Circular is given as of October 26, 2016, except as otherwise indicated. Financial information is provided in Newmarket’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial year.

Interested persons may access disclosure documents and any reports, statements or other information that Newmarket files with the Canadian provincial securities commissions or other similar regulatory authorities through the SEDAR website at www.sedar.com.

Indebtedness of Directors and Executive Officers

None of Newmarket’s directors or executive officers, nor any associate of such director or executive officer is as at the date hereof, or has been, during the year ended December 31, 2015, indebted to Newmarket or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of Newmarket or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as disclosed elsewhere in this Circular (including the documents incorporated by reference herein and the Appendices hereto), Newmarket is not aware of any material interest, direct or indirect, of any informed person of Newmarket or any associate or affiliate of any informed person, in any transaction since the commencement of Newmarket’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect Newmarket or any of its subsidiaries.

For the purposes of this Circular an “informed person” means a director or executive officer of Newmarket, a director or executive officer of a person or company that is itself an “informed person” or subsidiary of Newmarket and any person or company who beneficially owns, directly or indirectly, voting securities of Newmarket or who exercises control or direction over voting securities of Newmarket or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of Newmarket.

Interest of Experts

The following persons, firms and companies are named as having prepared or certified a statement, report, valuation or opinion described or included herein directly or in a document incorporated by reference herein and whose profession or business gives authority to the statement, report, valuation or opinion, in each case with respect to Newmarket:

•	PricewaterhouseCoopers LLP
•	GMP Securities L.P.

To the knowledge of Newmarket, as of the date of this Circular, GMP holds less than 1% of the outstanding securities of Newmarket or any associate or affiliate of Newmarket. PricewaterhouseCoopers LLP is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

APPENDIX G
KIRKLAND FAIRNESS OPINIONS

See attached.

September 28, 2016

The Special Committee of the Board of Directors
of Kirkland Lake Gold Inc.
95 Wellington Street West, Suite 1430
Toronto, Ontario M5J 2N7

To the Special Committee of the Board of Directors:

CIBC World Markets Inc. (“CIBC”, “we” or “us”) understands that Kirkland Lake Gold Inc. (“KLG” or the “Company”) is proposing to enter into an arrangement agreement (the “Arrangement Agreement”) with Newmarket Gold Inc. (“Newmarket” or the “Target”) providing for, among other things, the acquisition by the Company of the Target via a reverse take-over (the “Proposed Transaction”).

We further understand that pursuant to the Arrangement Agreement:

a)	KLG will amalgamate with a wholly-owned subsidiary of Newmarket to form Amalco, which will be a wholly-owned subsidiary of Newmarket;

(b)

the holders (the “Company Shareholders”) of common shares of the Company (the “Company Shares”) will receive, on a pre-consolidation basis, 2.1053 common shares of the Target in consideration for each Company Share held (the “Exchange Ratio”);

c)

the authorized capital of Newmarket will be altered by consolidating all of the Newmarket common shares on the basis of 0.475 of a new Newmarket common share for every 1 existing Newmarket common share;

d)	Newmarket will be renamed “Kirkland Lake Gold Ltd.” or such other name as is determined by the board of directors of Newmarket in its discretion, subject to regulatory approval;

e)	the Proposed Transaction will be effected by way of a plan of arrangement under Section 192 of the Canada Business Corporations Act;

f)

the completion of the Proposed Transaction will be conditional upon, among other things, approval by (A) at least two-thirds of the votes cast by Company Shareholders who are present in person or represented by proxy at the special meeting (the “Company Meeting”), (B) a simple majority of the votes cast by the Company Shareholders who are present in person or represented by proxy at the Company Meeting, excluding votes cast in respect of Company Shares held by any interested party (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)), any related party (as defined in MI 61-101) of such interested party or related party or any joint actor (as defined in MI 61-101), (C) a simple majority of the votes cast by the shareholders of the Target (“Target Shareholders”) who are present in person or represented by proxy at the Target special meeting (the “Target Meeting”), (D) the approval of the Ontario Superior Court of Justice (Commercial List) and (E) the approval of the Toronto Stock Exchange; and

g)

the terms and conditions of the Proposed Transaction will be described in a joint management information circular and related documents of the Company and the Target (the “Joint Circular”) that will be mailed to the Company Shareholders and the Target Shareholders in connection with the Company Meeting and the Target Meeting.

Engagement of CIBC

By letter agreement dated September 25, 2016 (the “Engagement Agreement”), the Company retained CIBC to act as financial advisor to the Special Committee of the Board of Directors of the Company (the “Special Committee”) in connection with the Proposed Transaction. Pursuant to the Engagement Agreement, the Special Committee has requested that we prepare and deliver to it our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Exchange Ratio to the Company Shareholders.

CIBC will be paid a fee for rendering the Opinion that is not contingent upon the completion of the Proposed Transaction or any alternative transaction. The Company has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses and to indemnify CIBC in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC

CIBC is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i)	a draft dated September 28, 2016 of the Arrangement Agreement;

ii)	a draft dated September 28, 2016 of the Voting Support Agreements;

iii)	the interim reports, including the comparative unaudited financial statements and management’s discussion and analysis, of the Target for the three months ended June 30, 2016 and March 31, 2016;

iv)	the annual reports, including the comparative audited financial statements and management’s discussion and analysis, of the Target for the fiscal years ended December 31, 2015, 2014 and 2013;

v)	the annual information form of the Target for the fiscal years ended December 31, 2015, 2014 and 2013;

vi)	the management information circular of the Target dated April 7, 2016 relating to the annual meeting of shareholders held on May 25, 2016;

vii)	the interim reports, including the comparative unaudited financial statements and management’s discussion and analysis, of the Company for the three months ended June 30, 2016 and March 31, 2016;

viii)

the annual reports, including the comparative audited financial statements and management’s discussion and analysis, of the Company for the fiscal years ended December 31, 2015, April 30, 2015 and 2014;

ix)	the annual information form of the Company for the fiscal years ended December 31, 2015, April 30, 2015 and 2014;

x)	the management information circular of the Company dated May 16, 2016 relating to the annual meeting of shareholders held on June 13, 2016;

xi)	certain internal financial, operational, corporate and other information with respect to the Target and the Company, including internal operating and financial projections;

xii)	selected public market trading statistics and relevant financial information of the Target and the Company and other selected mining entities considered by us to be relevant;

xiii)	selected financial statistics and relevant financial information with respect to relevant precedent transactions in the mining industry;

xiv)

selected relevant reports published by equity research analysts and industry sources regarding the Target, the Company and the mining industry and other public entities, to the extent deemed relevant by us;

xv)	a certificate addressed to us, dated as of the date hereof, from two senior officers of the Company, as to the completeness and accuracy of the Information (as defined below); and

xvi)	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. We have also participated in discussions with Cassels Brock LLP, external legal counsel to the Company, concerning the Proposed Transaction, the Arrangement Agreement and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Target, the Company or any of their respective affiliates (including the combined company, after giving effect to the completion of the Proposed Transaction) and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Proposed Transaction.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company in connection with preparing this Opinion, and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the audited financial statements of the Target and of the Company and the reports of the auditors thereon and the interim unaudited financial statements of the Target and of the Company.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Target and the Company and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Company, having regard to the business, plans, financial condition and prospects of the Target and of the Company.

We have also assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof and that the Proposed Transaction will be completed substantially in accordance with its terms and all applicable laws and that the Joint Circular will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements.

The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Target and the Company referred to above under the heading “Scope of Review” (collectively, the “Information”), are complete and correct at the date the Information was provided to us and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Target and of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion is being provided to the Special Committee for its exclusive use only in considering the Proposed Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC. Our Opinion is not intended to be and does not constitute a recommendation to the Special Committee as to whether they should approve the Arrangement Agreement nor as a recommendation to any Company Shareholder as to how to vote or act at the Company Meeting or as an opinion concerning the trading price or value of any securities of the Company or the Target following the announcement of the Proposed Transaction or the trading price or value of any securities of the combined company following the completion of the Proposed Transaction.

CIBC believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Exchange Ratio is fair, from a financial point of view, to the Company Shareholders.

Yours very truly,

(Signed) CIBC World Markets Inc.

RBC DOMINION SECURITIES INC.
P.O. BOX 50
ROYAL BANK PLAZA
TORONTO, ONTARIO M5J 2W7
TELEPHONE: (416) 842-2000

September 28, 2016

The Board of Directors
Kirkland Lake Gold Inc.
95 Wellington St. W., Suite 1430
Toronto, Ontario M5J 2N7

To the Board:

RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that Kirkland Lake Gold Inc. (“Kirkland Lake”) and Newmarket Gold Inc. (“Newmarket”) propose to enter into an arrangement agreement to be dated September 29, 2016 (the “Arrangement Agreement”) to effect a plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act pursuant to which each outstanding common share of Kirkland Lake (“Kirkland Lake Share”) will be exchanged for 2.1053 (the “Exchange Ratio”) Newmarket common shares (“Newmarket Share”). In connection with the Arrangement, the combined company, to be renamed Kirkland Lake Gold Ltd. or such other name as is determined by the board of directors of the combined company in its discretion, subject to regulatory approval, will undertake a 0.475 for 1 share consolidation. The terms of the Arrangement will be more fully described in a joint information circular of Kirkland Lake and Newmarket (the “Circular”), which will be mailed to holders of Kirkland Lake Shares (each, a “Kirkland Lake Shareholder”) and Newmarket Shares in connection with the Arrangement.

RBC understands that each of the officers and directors of Kirkland Lake, who together control approximately 6.8% of the outstanding Kirkland Lake Shares, have entered into voting support agreements pursuant to which, among other things, each such officer or director will vote their Kirkland Lake Shares in favor of the Arrangement (each a “Kirkland Lake Voting and Support Agreement”). RBC also understands that officers, directors and principal shareholders of Newmarket, who together control approximately 20.0% of the of the outstanding Newmarket Shares, have entered into voting support agreements pursuant to which, among other things, each such officer, director or principal shareholder will vote their Newmarket Shares in favor of the Arrangement (each a “Newmarket Voting and Support Agreement”).

The board of directors of Kirkland Lake (the “Board”) has retained RBC to provide advice and assistance to the Board in evaluating the Arrangement, including the preparation and delivery to the Board of RBC’s opinion (the “Fairness Opinion”) as to the fairness of the Exchange Ratio, from a financial point of view, to the Kirkland Lake Shareholders. RBC has not prepared a valuation of Kirkland Lake, Newmarket or any of their respective securities or assets and the Fairness Opinion should not be construed as such.

Engagement

Kirkland Lake initially contacted RBC regarding a potential advisory assignment in July 2016, and RBC was formally engaged by the Board through an agreement between Kirkland Lake and RBC dated July 26, 2016 (the “Engagement Agreement”). The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees that are contingent on completion of the Arrangement or certain other events. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by Kirkland Lake in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular, and to the filing thereof, as necessary, by Kirkland Lake with the securities commissions or similar regulatory authorities in each province of Canada.

Relationship With Interested Parties

Neither RBC, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Kirkland Lake, Newmarket or any their respective associates or affiliates. Neither RBC nor any of its affiliates has been engaged to provide any financial advisory services nor has it participated in any financing involving Kirkland Lake, Newmarket or any of their respective associates or affiliates, within the past two years. There are no understandings, agreements or commitments between RBC, Kirkland Lake and Newmarket or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Kirkland Lake, Newmarket, or any of their respective associates or affiliates. Royal Bank of Canada, controlling shareholder of RBC, provides banking services to Newmarket in the normal course of business.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Kirkland Lake, Newmarket or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Kirkland Lake, Newmarket or the Arrangement.

Credentials of RBC Capital Markets

RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	the most recent draft, dated September 28, 2016, of the Arrangement Agreement;
2.	the most recent draft, dated September 28, 2016, of the Kirkland Lake Voting and Support Agreement;
3.	the most recent draft, dated September 28, 2016, of the Newmarket Voting and Support Agreement;
4.	audited financial statements of Kirkland Lake for each of the four years ended April 30, 2012, 2013, 2014 and 2015 and for the eight months ended December 31, 2015;
5.	audited financial statements of Newmarket for each of the five years ended December 31, 2011, 2012, 2013, 2014 and 2015;
6.	unaudited interim reports of Kirkland Lake and Newmarket for the quarters ended March 31, 2016 and June 30, 2016;
7.	the annual report of Newmarket for the year ended December 31, 2015;
8.	the Notices of Annual Meeting of Shareholders and Management Information Circulars of Kirkland Lake for the meetings held on October 22, 2015 and June 13, 2016;
9.

the Notice of Special Meeting and Management Information Circular of Newmarket for the meeting held on July 6, 2015 and the Notice of Meeting and Management Information Circular of Newmarket for the meeting held on May 25, 2016;

10.	annual information forms of Kirkland Lake for the two years ended April 30, 2015 and December 31, 2015;
11.	annual information forms of Newmarket for each of the two years ended December 31, 2014 and 2015;
12.	unaudited financial projections for Kirkland Lake prepared by management of Kirkland Lake for the years ending December 31, 2016 to December 31, 2033;
13.	unaudited financial projections for Newmarket prepared by management of Newmarket for the years ending December 31, 2016 to December 31, 2028;
14.	discussions with senior management of Kirkland Lake and Newmarket;
15.	discussions with Kirkland Lake’s legal counsel;
16.

public information relating to the business, operations, financial performance and stock trading history of each of Kirkland Lake, Newmarket and other selected public companies considered by us to be relevant;

17.	public information with respect to other transactions of a comparable nature considered by us to be relevant;
18.	public information regarding the gold mining industry;
19.

representations contained in a certificate addressed to us, dated as of the date hereof, from senior officers of Kirkland Lake as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

20.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by Kirkland Lake to any information requested by RBC. RBC requested a certificate of representation from Newmarket; however, Newmarket declined to provide such a certificate.

Assumptions and Limitations

With the Board’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial (including, without limitation, the financial statements of Kirkland Lake and Newmarket) and other information, data, advice, opinions or representations obtained by it from public sources, senior management of Kirkland Lake and Newmarket, and their consultants and advisors (collectively, the “Kirkland Lake Information” as it relates to Kirkland Lake and its associates and affiliates and the “Newmarket Information” as it relates to Newmarket and its associates and affiliates). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Kirkland Lake Information and Newmarket Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Kirkland Lake Information and Newmarket Information.

Senior officers of Kirkland Lake have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Kirkland Lake Information (as defined above) provided orally by, or in the presence of, an officer or employee of Kirkland Lake or in writing by Kirkland Lake or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date the Kirkland Lake Information was provided to RBC, and is complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of Kirkland Lake, its subsidiaries or the Arrangement and did not and does not omit to state a material fact in respect of Kirkland Lake, its subsidiaries or the Arrangement necessary to make the Kirkland Lake Information or any statement contained therein not misleading in light of the circumstances under which the Kirkland Lake Information was provided or any statement was made; and that (ii) since the dates on which the Kirkland Lake Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Kirkland Lake or any of its subsidiaries and no material change has occurred in the Kirkland Lake Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Arrangement will be met.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Kirkland Lake, Newmarket and their respective subsidiaries and affiliates, as they were reflected in the Kirkland Lake Information and Newmarket Information as they have been represented to RBC in discussions with management of Kirkland Lake. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Arrangement.

The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to Kirkland Lake Shareholders as to whether to vote in favour of the Arrangement.

Fairness Analysis

Approach to Fairness

In considering the fairness of the Exchange Ratio, from a financial point of view, to the Kirkland Lake Shareholders, RBC principally considered and relied upon the following approaches: (i) a comparison of the Exchange Ratio to the exchange ratios implied by dividing the values per share implied by a discounted cash flow analysis of Newmarket by the values per share implied by a discounted cash flow analysis of Kirkland Lake, in each case, under a variety of sensitivity analyses; (ii) a comparison of selected financial multiples, to the extent publicly available, of selected precedent transactions to the multiples implied by the Arrangement; and (iii) an analysis of the pro forma impact of the Arrangement on Kirkland Lake.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Kirkland Lake Shareholders.

Yours very truly,

RBC DOMINION SECURITIES INC.

BROOKFIELD PLACE, 181 BAY STREET, SUITE 830
TORONTO, ON M5J 2T3

September 28, 2016

Kirkland Lake Gold Inc.
95 Wellington Street West
Suite 1430
Toronto, ON M5J 2N7

To the Board of Directors:

Maxit Capital LP (“Maxit Capital”, “we” or “us”) understands that Kirkland Lake Gold Inc. (“Kirkland Lake” or the “Company”) is proposing to enter into an arrangement agreement (the “Arrangement Agreement”) with Newmarket Gold Inc., providing for, among other things, the amalgamation of Kirkland Lake and Newmarket to form a new corporation (“MergeCo”) pursuant to a plan of arrangement (the “Plan of Arrangement”) under section 192 of the Canada Business Corporations Act (the “Arrangement”). We further understand that, pursuant to the Arrangement (and subject to the Arrangement Agreement and Plan of Arrangement) and through a series of transactions to be more fully described in the Circular (defined below), among other things:

i.

holders (“Kirkland Lake Shareholders”) of Kirkland Lake common shares (“Kirkland Lake Shares”) shall receive, for each Kirkland Lake Share held, 2.1053 Newmarket common shares (“Newmarket Shares”) on a pre-consolidation basis (the “Exchange Ratio”);

ii.	all options to acquire Kirkland Lake Shares will be exchanged for replacement securities with similar terms and adjusted for the Exchange Ratio;
iii.	all outstanding restricted share units (“RSU’s”) and performance share units (“PSU’s”) of Kirkland will be assumed by Newmarket;
iv.

all unvested Newmarket options will immediately vest and any Newmarket Options held by (a) resigning officers or directors will be exercisable until the earlier of 12 months from the effective date of the Arrangement (the “Effective Date”) and the original expiry date of such options and (b) continuing officers or directors will be exercisable until the original expiry date of such options;

v.	all unvested PSUs will automatically best and entitle the holders thereof to defer receipt of the Newmarket Shares underlying the Newmarket PSUs for up to one year from the Effective Date.
vi.	the Newmarket Shares will be consolidated on the basis of 0.475 of a new Newmarket Share for every 1 existing Newmarket Share (the “Consolidation Ratio”);
vii.

the size of the Newmarket board of directors will be increased from six to nine directors, four current directors of Newmarket will resign and seven nominees of Kirkland Lake will be appointed as directors of Newmarket; and

viii.	Newmarket will undergo a name change to Kirkland Lake Gold Ltd. or such other name as is determined by board of directors of Newmarket in its discretion, subject to regulatory approval.

Based on the foregoing, we understand that following completion of the Arrangement, existing Kirkland Lake Shareholders and Newmarket shareholders will own approximately 57% and 43% of MergeCo, respectively, on a fully-diluted in-the-money basis.

The terms and conditions of the Arrangement will be fully described in a joint management information circular (the “Circular”) which will be prepared by the board of directors of each of Kirkland Lake and Newmarket and mailed to, among others, the Kirkland Lake Shareholders and the Newmarket Shareholders in connection with the special meetings of the Kirkland Lake Shareholders and Newmarket Shareholders (the “Kirkland Lake Meeting” and the “Newmarket Meeting”, respectively, and collectively the “Meetings”) to be held by Kirkland Lake and Newmarket to consider, among other things, the Arrangement.

We also understand that the Company's board of directors (the “Board of Directors”) has appointed an independent special committee (the “Special Committee”) to consider the Arrangement and to make recommendations to the Board of Directors concerning the Arrangement and responses thereto.

Engagement of Maxit Capital

By letter agreement dated September 28, 2016 (the “Engagement Agreement”), the Company retained Maxit Capital to act as co-financial advisor in connection with the Arrangement and any alternative transaction. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver a written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Exchange Ratio offered pursuant to the Arrangement to the Kirkland Lake Shareholders.

Maxit Capital will be paid a fixed fee for rendering this Opinion, no portion of which is conditional upon this Opinion being favourable. Maxit Capital will also be paid an additional fee if the Arrangement or any agreement or variation of the Arrangement, or an alternative transaction is completed. The Company has also agreed to reimburse Maxit Capital for its reasonable out-of-pocket expenses and to indemnify Maxit Capital in respect of certain liabilities that might arise out of our engagement.

Credentials of Maxit Capital

Maxit Capital is an independent advisory firm with expertise in mergers and acquisitions. The Opinion expressed herein is the opinion of Maxit Capital and the form and content herein have been approved for release by its managing partners, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Independence of Maxit Capital

Neither Maxit Capital, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, Newmarket, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

Maxit Capital has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than acting as financial advisor to the Company pursuant to the Engagement Agreement and other than being retained to provide ongoing financial advisory and general corporate strategy advice pursuant to a previous engagement with the Company in 2016.

Other than as described in the Engagement Agreement, there are no other understandings, agreements or commitments between Maxit Capital and any of the Interested Parties with respect to any current or future business dealings which would be material to the Opinion. Maxit Capital may, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i.	a draft of the Arrangement Agreement dated September 27, 2016;
ii.	a draft of the Plan of Arrangement dated September 27, 2016;
iii.

the annual reports, including the comparative audited consolidated financial statements and management’s discussion and analysis, of the Company for the fiscal years ended December 31, 2015 (stub year), April 30, 2015 and April 30, 2014;

iv.

the interim reports, including the comparative unaudited consolidated financial statements and management’s discussion and analysis, of the Company for the quarters ended March 31, 2016 and June 30, 2016;

v.	the annual information forms of the Company for the fiscal years ended December 31, 2015 (stub year), April 30, 2015 and April 30, 2014;
vi.	the annual reports, including the comparative audited consolidated financial statements and management’s discussion and analysis, of Newmarket for the fiscal years ended December 31, 2015 and 2014;
vii.

the interim reports, including the comparative unaudited consolidated financial statements and management’s discussion and analysis, of Newmarket for the quarters ended March 31, 2016 and June 30, 2016;

viii.	the annual information forms of Newmarket for the fiscal years ended December 31, 2015 and 2014;
ix.

certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company and Newmarket concerning the business operations, assets, liabilities and prospects of the Company and Newmarket;

x.

internal management forecasts, development and operating projections, estimates (including future estimates of mineable resources) and budgets prepared or provided by or on behalf of the Company and Newmarket;

xi.	discussions with management of Kirkland Lake relating to the business and financial condition of the Company and Newmarket;
xii.	the indentures of outstanding convertible debentures of the Company dated July 19, 2012 and November 7, 2012;
xiii.	select public market trading statistics and relevant financial information of the Company, Newmarket and other public entities;
xiv.	select financial statistics and relevant financial information with respect to relevant precedent transactions;
xv.	select reports published by equity research analysts and industry sources regarding the Company, Newmarket and other comparable public entities;
xvi.	a certificate addressed to us, dated as of the date hereof, from two senior officers of the Company as to the completeness and accuracy of the Information (as defined below); and
xvii.	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

Maxit Capital has also participated in discussions regarding the Arrangement and related matters with Cassels Brock & Blackwell LLP, legal counsel to the Board of Directors and RBC Capital Markets, co-financial advisor to Kirkland Lake.

In addition, we have participated in discussions with members of the senior management of Kirkland Lake regarding its businesses, operations, financial condition, prospects and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below. We have not been asked to prepare, and have not prepared, a formal valuation or appraisal of any of the assets or securities of the Company or its affiliates and our Opinion should not be construed as such.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, including information provided by the Company in relation to Newmarket, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the audited financial statements of the Company and the reports of the auditors thereon and the interim unaudited financial statements of the Company.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of the Company, having regard to the Company's business, plans, financial condition and prospects.

The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that (i) the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading "Scope of Review" (collectively, the “Information”), are complete and correct at the date the Information was provided to us, (ii) since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof and (iii) the representations and certifications with respect to the Information relating to Newmarket are given solely on the basis of, and are qualified by the terms of, the representations made to the Company by Newmarket in the Arrangement Agreement and the disclosure letter delivered by Newmarket to the Company pursuant to the Arrangement..

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement or the sufficiency of this letter for your purposes. Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

The Opinion is being provided to the Board of Directors for its exclusive use only in considering the Arrangement and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of Maxit Capital, provided that the Opinion may be reproduced in full in the Circular. Our Opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available to the Company or in which the Company might engage. Our Opinion is not intended to be and does not constitute a recommendation to any Kirkland Lake Shareholders with respect to the Arrangement. Additionally, we do not express any opinion as to the prices at which the Kirkland Lake Shares or Newmarket Shares may trade at any time.

Maxit Capital believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the Information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Exchange Ratio is fair, from a financial point of view, to Kirkland Lake Shareholders.

Yours very truly,

Maxit Capital LP

APPENDIX H
NEWMARKET FAIRNESS OPINION

See attached.

September 28, 2016

The Board of Directors of Newmarket Gold Inc.
200 Burrard Street
Suite 1680
Vancouver, BC, V6C 3L6

Dear Sirs:

GMP Securities L.P. (“GMP”) understands that Newmarket Gold Inc. (“Newmarket”) intends to enter into an arrangement agreement (the “Arrangement Agreement”) with Kirkland Lake Gold Inc. (“Kirkland” or the “Company”) pursuant to which, among other things, Newmarket will acquire all of the issued and outstanding common shares of Kirkland (“Company Shares”) in exchange for common shares of Newmarket (“Newmarket Shares”) by way of a plan of arrangement under the Canada Business Corporations Act (the “Arrangement”).

The Arrangement

Pursuant to the Arrangement, holders of Company Shares will receive 2.1053 Newmarket Shares (on a pre-consolidation basis) for each Company Share held (the “Consideration”). The terms of the Arrangement are more fully described in the Arrangement Agreement.

The Arrangement is subject to certain conditions, including, without limitation, approval by at least two-thirds of the votes cast by the Company shareholders present in person or by proxy at a meeting of Company shareholders plus any minority approval if so required pursuant to Multilateral Instrument 61-101 (“MI 61-101”), the approval by simple majority of the votes cast in person or by proxy at a meeting of Newmarket shareholders in accordance with the policies of the Toronto Stock Exchange (the “Exchange”) as well as court and Exchange approval.

GMP’s Engagement

Newmarket formally retained GMP to act as its financial advisor in respect of the Arrangement pursuant to an engagement letter (the “Engagement Letter”) dated as of September 23, 2016 to, among other things, deliver, at the request of the Board of Directors of Newmarket (the “Board”), an opinion (the “Opinion”) as to the fairness of the Consideration, from a financial point of view, to Newmarket.

The Engagement Letter provides for GMP to receive from Newmarket, for the services provided thereunder, a work fee payable upon closing of the Arrangement as well as an opinion fee payable whether or not the Arrangement is completed, in addition to reimbursement of all reasonable legal and out-of-pocket expenses. In addition, GMP and its affiliates and their respective directors, officers, employees, agents and controlling persons are to be indemnified by Newmarket under certain circumstances from and against certain liabilities arising out of the performance of professional services rendered to Newmarket. GMP may in the future in the ordinary course of business seek to perform financial advisory services or corporate finance services for Newmarket and its associates from time to time.

GMP has not been engaged to prepare, and has not prepared, a valuation or appraisal of Newmarket or Kirkland, or any of their respective assets, securities or liabilities (whether on a standalone basis or as a combined entity), and the Opinion should not be construed as such. GMP was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement and accordingly expresses no views thereon. We have assumed, with Newmarket’s agreement, that the Arrangement is not a “related party transaction” nor an “Insider Bid” as defined in MI 61-101 and, accordingly, the Arrangement is not subject to the valuation requirements under MI 61-101.

Credentials of GMP

GMP is a wholly-owned subsidiary of GMP Capital Inc. which is a publicly traded investment banking firm listed on the Toronto Stock Exchange with offices in Toronto, Calgary and Montreal, Canada; in New York and Dallas, USA and in Beijing and Hong Kong, China. GMP is a leading independent Canadian investment dealer focused on investment banking and institutional equities for corporate clients and institutional investors. As part of our investment banking activities, we are regularly engaged in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engage in market making, underwriting and secondary trading of securities in connection with a variety of transactions. GMP is not in the business of providing auditing services and is not controlled by a financial institution.

The Opinion expressed herein represents the opinion of GMP as a firm. The form and content of the Opinion have been approved for release by a group of professionals of GMP, each of whom is experienced in merger, acquisition, divestiture, restructurings, valuation and fairness opinion matters.

Independence of GMP

None of GMP, its affiliates or associates, is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Newmarket or Kirkland or any of their respective associates or affiliates. GMP has been retained by Newmarket to, among other things, provide the Opinion to the Board in respect to the Arrangement.

In the ordinary course of its business, GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today, or in the future, positions in the securities of Newmarket and Kirkland and, from time to time, may have executed or may execute transactions on behalf of Newmarket and Kirkland or other clients for which it received or may receive compensation. In addition, as an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including research with respect to Newmarket or Kirkland and/or their respective affiliates or associates.

Scope of Review

GMP has acted as financial advisor to Newmarket in respect of the Arrangement and certain related matters. In this context, and for the purpose of preparing the Opinion, we have analyzed financial, operational and other information relating to Newmarket and Kirkland, including information derived from meetings and discussions with the management of Newmarket. Except as expressly described herein, GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

In connection with rendering the Opinion, and among other things, we have done, the following:

(A)	reviewed the draft Arrangement Agreement between Newmarket and Kirkland dated September 28, 2016;

(B)	reviewed and analyzed certain publicly available financial statements, technical reports, continuous disclosure documents and other information of Newmarket and Kirkland;

(C)

performed a comparison of the multiples implied under the terms of the Arrangement to an analysis of recent precedent acquisitions involving companies we deemed relevant and the consideration paid for such companies;

(D)	performed a comparison of the multiples implied under the terms of the Arrangement to an analysis of the trading levels of similar companies we deemed relevant under the circumstances;

(E)	performed a comparison of the Consideration to be paid by Newmarket to the recent trading levels of securities of Kirkland;

(F)	reviewed certain internal financial models, analyses, forecasts and projections prepared by the management of Newmarket relating to its business and Kirkland;

(G)	reviewed certain technical information and analysis prepared by the management of Newmarket relating to the respective assets of Newmarket and Kirkland;

(H)

reviewed the officer’s certificate addressed to GMP and executed and delivered by the Chief Executive Officer and Chief Financial Officer of Newmarket dated the date hereof setting out representations as to certain factual matters and the completeness and accuracy of the Information (as defined herein) upon which the Opinion is based;

(I)	reviewed various equity research reports and industry sources regarding Newmarket and Kirkland and the mining industry;

(J)	reviewed historical metal commodity prices and considered the impact of various commodity pricing assumptions on the respective business, prospects and financial forecasts of Newmarket and Kirkland;

(K)

performed a comparison of the relative contribution of assets, cash flow, earnings, net asset value, production and reserves/resources by Newmarket and Kirkland to the relative pro forma ownership of Newmarket and Kirkland if the Arrangement is completed; and

(L)	considered such other corporate, industry and financial market information, investigations and analyses as GMP considered necessary or appropriate in the circumstances.

In its assessment, GMP looked at several methodologies, analyses and techniques and used the combination of these approaches to determine its opinion on the Arrangement. GMP based the Opinion upon a number of quantitative and qualitative factors as deemed appropriate based on GMP’s experience in rendering such opinions.

GMP has not, to the best of its knowledge, been denied access by Newmarket to any information requested by GMP. GMP did not meet with the auditors of Newmarket or Kirkland and has assumed the accuracy and fair presentation of the audited comparative consolidated financial statements of Newmarket and Kirkland, and the reports of the auditors thereon.

Assumptions and Limitations

With Newmarket’s approval and as provided for in the Engagement Letter, GMP has relied upon and has assumed the completeness, accuracy and fair representation of all financial information, business plans, budgets, forecasts and other information, data, advice, opinions and representations obtained by GMP from public sources, including information relating to Newmarket and Kirkland, or provided to GMP by Newmarket and its affiliates or advisors or otherwise pursuant to GMP’s engagement (collectively, the “Information”) and the Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgment and except as expressly described herein, GMP has not attempted to verify independently the accuracy or completeness of any such Information. Senior officers of Newmarket have represented to GMP, in separate certificates delivered as at the date hereof, among other things, that the Information provided to GMP by Newmarket (verbal or written): (i) in respect of itself is true and correct at the date the Information was provided to GMP and did not, and does not contain a misrepresentation; and (ii) in respect of Kirkland, is true and correct as at the date the Information was provided to GMP and that, since the date of the Information, there has been no material change, or new material fact, financial or otherwise, in Newmarket’s or Kirkland’s financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects and there has been no new material fact which is of a nature as to render the Information or any part of the Information untrue or misleading in any material respect or which could reasonably be expected to have a material effect on the Opinion.

GMP was not engaged to review any legal, regulatory, tax or accounting aspects of the Arrangement and accordingly expresses no view thereon. The Arrangement is subject to a number of conditions outside the control of Newmarket and Kirkland, and GMP has assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, agreements, permissions, exemptions or orders of relevant regulatory and governmental authorities will be obtained, without adverse conditions or qualification and that the Arrangement can be completed as currently planned without additional material costs or liabilities to Newmarket or Kirkland. GMP has also assumed that the Arrangement will be completed in accordance with the terms and conditions of the Arrangement Agreement without wavier of, or amendment to, any term or condition that is any way material to our analyses, that the Arrangement will be completed in compliance with applicable laws and that the disclosure relating to Newmarket, Kirkland and the Arrangement in any disclosure documents will be accurate and will comply with the requirements of applicable laws.

The Opinion is rendered as of September 28, 2016 on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise, of Newmarket and Kirkland as they were reflected in the Information and as they were represented to GMP in discussions with the management of Newmarket. In rendering the Opinion, GMP has assumed that there are no undisclosed material facts relating to Newmarket or Kirkland, or their respective businesses, operations, capital or future prospects. Any changes therein may affect the Opinion and, although GMP reserves the right to change or withdraw the Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update the Opinion after today. Any reference to the Opinion or the engagement of GMP by Newmarket is expressly prohibited without the express written consent of GMP.

GMP believes that the analyses and factors considered in arriving at the Opinion must be considered as a whole and is not amenable to partial analyses or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. In arriving at the Opinion, GMP has not attributed any particular weight to any specific analyses or factor but rather has based the Opinion on a number of qualitative and quantitative factors deemed appropriate by GMP based on GMP’s experience in rendering such opinions.

In GMP’s analyses and in connection with the preparation of the Opinion, GMP made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. While in the opinion of GMP, the assumptions used in preparing the Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.

The Opinion has been provided solely for the use of the Board for the purposes of considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without the express prior written consent of GMP.

The Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without GMP’s prior written consent.

Remainder of page left intentionally blank.

Conclusion and Fairness Opinion

Based upon and subject to all of the foregoing, GMP is of the opinion that, as of the date hereof, the Consideration to be paid by Newmarket pursuant to the Arrangement is fair, from a financial point of view, to Newmarket.

Yours very truly,

GMP SECURITIES L.P.

APPENDIX I
INTERIM ORDER

See attached.

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Court File No. CV-16-11571-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE	)	THURSDAY, THE 27th
	)	
JUSTICE NEWBOULD	)	DAY OF OCTOBER, 2016

IN THE MATTER OF an application under section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended;

AND IN THE MATTER OF Rule 14.05(2) of the *Rules of Civil Procedure*

AND IN THE MATTER OF a proposed arrangement of KIRKLAND LAKE GOLD INC. and NEWMARKET GOLD INC.

INTERIM ORDER

THIS MOTION made by the Applicant, Kirkland Lake Gold Inc. ("**Kirkland**"), for an interim order for advice and directions pursuant to section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended, (the "**CBCA**") was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Notice of Application issued on October 21, 2016 and the affidavit of Perry Ing sworn October 26, 2016 (the "**Ing Affidavit**"), including the Plan of Arrangement, which is attached as Appendix D to the draft joint management information circular (the "**Information Circular**") of Kirkland and Newmarket Gold Inc. ("**Newmarket**"), which is attached as Exhibit "**A**" to the Ing Affidavit, and on hearing the submissions of counsel for Kirkland and counsel for Newmarket and on being advised that the Director appointed under the CBCA (the "**Director**") does not consider it necessary to appear.

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Definitions

1. **THIS COURT ORDERS** that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Information Circular or otherwise as specifically defined herein.

The Meeting

2. **THIS COURT ORDERS** that Kirkland is permitted to call, hold and conduct a special meeting (the "**Meeting**") of the holders (the "**Shareholders**") of voting common shares in the capital of Kirkland (the "**Common Shares**") to be held at the offices of Cassels, Brock and Blackwell LLP, counsel to Kirkland, Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2 on November 25, 2016 at 10:00 a.m. (Toronto time) in order for the Shareholders to consider and, if determined advisable, pass, with or without variation, a special resolution authorizing, adopting and approving, with or without variation, the Plan of Arrangement (the "**Arrangement Resolution**").

3. **THIS COURT ORDERS** that the Meeting shall be called, held and conducted in accordance with the CBCA, the notice of meeting of Shareholders, which accompanies the Information Circular (the "**Notice of Meeting**") and the articles and by-laws of Kirkland, subject to what may be provided hereafter and subject to further order of this court.

4. **THIS COURT ORDERS** that the record date (the "**Record Date**") for determination of the Shareholders entitled to notice of, and to vote at, the Meeting shall be October 25, 2016.

5. **THIS COURT ORDERS** that the only persons entitled to attend or speak at the Meeting shall be:

a) the Shareholders or their respective proxyholders;

b) holders of Kirkland Options and SAS Options;

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c) the officers, directors, auditors and advisors of Kirkland;

d) representatives and advisors of Newmarket;

e) the Director; and

f) other persons who may receive the permission of the Chair of the Meeting.

6. **THIS COURT ORDERS** that Kirkland may transact such other business at the Meeting as is contemplated in the Information Circular, or as may otherwise be properly brought before the Meeting.

Quorum

7. **THIS COURT ORDERS** that the Chair of the Meeting shall be determined by Kirkland and that the quorum at the Meeting shall be not less than two persons present in person at the opening of the Meeting who are entitled to vote at the Meeting either as Shareholders or proxyholders, holding at least 25% of the Common Shares entitled to vote at the Meeting.

Amendments to the Arrangement and Plan of Arrangement

8. **THIS COURT ORDERS** that Kirkland is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Arrangement.

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9. **THIS COURT ORDERS** that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 8, above, would, if disclosed, reasonably be expected to affect a Shareholder's decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Kirkland may determine.

Amendments to the Information Circular

10. **THIS COURT ORDERS** that Kirkland is authorized to make such amendments, revisions and/or supplements to the draft Information Circular as it may determine and the Information Circular, as so amended, revised and/or supplemental, shall be the Information Circular to be distributed in accordance with paragraphs 12 and 13.

Adjournments and Postponements

11. **THIS COURT ORDERS** that Kirkland, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Kirkland may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12. **THIS COURT ORDERS** that, in order to effect notice of the Meeting, Kirkland shall send the Information Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy or voting instruction form, as applicable, and the letter of

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transmittal, along with such amendments or additional documents as Kirkland may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the "**Meeting Materials**"), to the following:

a) the registered Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

i) by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the books and records of Kirkland, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Kirkland;

by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

iii) by facsimile or electronic transmission to any Shareholder, who is identified to the satisfaction of Kirkland, who requests such transmission in writing and, if required by Kirkland, who is prepared to pay the charges for such transmission;

b) non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and

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c) the respective directors and auditors of Kirkland, and to the Director appointed under the CBCA, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13. **THIS COURT ORDERS** that, in the event that Kirkland elects to distribute the Meeting Materials, Kirkland is hereby directed to distribute the Information Circular (including the Notice of Application, and this Interim Order), and any other communications or documents determined by Kirkland to be necessary or desirable (collectively, the "**Court Materials**") to (i) the holders of SAS Options by any method permitted for notice to Shareholders as set forth in paragraphs 12(a) or 12(b), above, (ii) the Indenture Trustee for the Kirkland Debentures by any method permitted for notice to Shareholders as set forth in paragraphs 12(a) or 12(b), above, and (iii) the holders of Kirkland Options, Kirkland PSUs and Kirkland RSUs by email, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons shall be to their mailing addresses and email addresses, respectively, as they appear on the books and records of Kirkland or its registrar and transfer agent at the close of business on the Record Date.

14. **THIS COURT ORDERS** that accidental failure or omission by Kirkland to give notice of the Meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Kirkland, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such

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failure or omission is brought to the attention of Kirkland, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15. **THIS COURT ORDERS** that Kirkland is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials, as Kirkland may determine in accordance with the terms of the Arrangement Agreement ("**Additional Information**"), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Kirkland may determine.

16. **THIS COURT ORDERS** that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.

Solicitation and Revocation of Proxies

17. **THIS COURT ORDERS** that Kirkland is authorized to use the letter of transmittal and form of proxy or voting instruction form, as applicable, substantially in the form of the drafts accompanying the Information Circular, with such amendments and additional information as Kirkland may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Kirkland and Newmarket are authorized, at their expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of

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personal or electronic communication as it may determine. Kirkland may waive generally, in its discretion, the time limits set out in the Information Circular for the deposit or revocation of proxies by Shareholders, if Kirkland deems it advisable to do so.

18. **THIS COURT ORDERS** that Shareholders shall be entitled to revoke their proxies in accordance with section 148(4) of the CBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to s.148(4)(a)(i) of the CBCA: (a) may be deposited at the registered office of Kirkland or with the transfer agent of Kirkland as set out in the Information Circular; and (b) any such instruments must be received by Kirkland or its transfer agent not later than the close of business on the last business day immediately preceding the Meeting (or any adjournment or postponement thereof).

Voting

19. **THIS COURT ORDERS** that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Shareholders who hold Common Shares as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20. **THIS COURT ORDERS** that votes shall be taken at the Meeting on the basis of one vote per Common Share and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by:

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(i) an affirmative vote of at least two-thirds (66 $^{2}/_{3}$%) of the votes cast in respect of the Arrangement Resolution at the Meeting in person or by proxy by the Shareholders; and

(ii) a simple majority of the votes cast in respect of the Arrangement Resolution at the Meeting in person or proxy by the Shareholders, other than votes cast by (i) Eric Sprott, (ii) any person that is a "related party" to Eric Sprott, and (iii) any person that is a "joint actor" with Eric Sprott, as determined pursuant to Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions* of the Canadian Securities Regulatory Authorities, but subject to the exemptions noted therein and any exemptions granted thereunder.

Such votes shall be sufficient to authorize Kirkland to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

21. **THIS COURT ORDERS** that in respect of matters properly brought before the Meeting pertaining to items of business affecting Kirkland (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each Common Share held.

Dissent Rights

22. **THIS COURT ORDERS** that each registered Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 190 of the CBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 190(5) of the CBCA, any

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Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Kirkland in the form required by section 190 of the CBCA and the Arrangement Agreement, which written objection must be received by Kirkland not later than 5:00 p.m. (Eastern time), two (2) business days immediately preceding the Meeting (or any adjournment or postponement thereof), and must otherwise strictly comply with the requirements of the CBCA. For purposes of these proceedings, the "court" referred to in section 190 of the CBCA means this Honourable Court.

23. **THIS COURT ORDERS** that, notwithstanding section 190(3) of the CBCA, Newmarket, not Kirkland, shall be required to offer to pay fair value, as of the day prior to approval of the Arrangement Resolution, for Common Shares held by Shareholders who duly exercise Dissent Rights, and to pay the amount to which such Shareholders may be entitled pursuant to the terms of the Plan of Arrangement. In accordance with the Plan of Arrangement and the Information Circular, all references to the "corporation" in subsections 190(3) and 190(11) to 190(26), inclusive, of the CBCA (except for the second reference to the "corporation" in subsection 190(12) and the two references to the "corporation" in subsection 190(17)) shall be deemed to refer to "Newmarket" in place of the "corporation", and Newmarket shall have all of the rights, duties and obligations of the "corporation" under subsections 190(11) to 190(26), inclusive, of the CBCA.

24. **THIS COURT ORDERS** that any Shareholder who duly exercises such Dissent Rights set out in paragraph 22 above and who:

i) is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its Common Shares, shall be deemed to have transferred those Common Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges,

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adverse interests or security interests to Newmarket for cancellation in consideration for a payment of cash from Newmarket equal to such fair value; or

ii) is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its Common Shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder;

but in no case shall Kirkland, Newmarket or any other person be required to recognize such Shareholders as holders of Common Shares of Kirkland at or after the date upon which the Arrangement becomes effective and the names of such Shareholders shall be deleted from Kirkland's register of holders of Common Shares at that time.

Hearing of Application for Approval of the Arrangement

25. **THIS COURT ORDERS** that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Kirkland may apply to this Honourable Court for final approval of the Arrangement.

26. **THIS COURT ORDERS** that distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 12 and 13 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 27.

27. **THIS COURT ORDERS** that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Kirkland, with a copy to counsel for

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Newmarket, as soon as reasonably practicable, and, in any event, no less than two business days before the hearing of this Application at the following addresses:

Cassels Brock & Blackwell LLP Scotia Plaza, Suite 2100 40 King Street West Toronto, Ontario M5H 3C2	Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9
Lara Jackson Tel:416-860-2907/Fax: 416-640-3108	Alexander Rose Tel: 416 869 5261/ Fax: 416 947 0866
Lawyers for Kirkland	Lawyers for Newmarket

28. **THIS COURT ORDERS** that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

i) Kirkland;

Newmarket;

iii) the Director; and

iv) any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the *Rules of Civil Procedure*.

29. **THIS COURT ORDERS** that any materials to be filed by Kirkland and/or Newmarket in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

30. **THIS COURT ORDERS** that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 27 shall be entitled to be given notice of the adjourned date.

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Precedence

31, **THIS COURT ORDERS** that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Common Shares, Kirkland Options and SAS Options, or the articles or by-laws of Kirkland, this Interim Order shall govern.

Extra-Territorial Assistance

32. **THIS COURT** seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance

33. **THIS COURT ORDERS** that Kirkland shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

____

ENTERED AT / INSCRIT À TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO:

OCT 27 2016

PER / PAR:

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IN THE MATTER OF KIRKLAND LAKE GOLD INC.

Applicant

Court File No. CV-16-11571-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

PROCEEDING COMMENCED AT Toronto

INTERIM ORDER

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2

Lara M.B. Jackson LSUC #: 41858M
Tel: 416.860.2907
Fax: 416.640.3108
ljackson@casselsbrock.com

Stephanie Voudouris LSUC#: 65752M
Tel: 416.860.6617
Fax: 416 642.7145
svoudouris@casselsbrock.com

Lawyers for the Applicant

I-15

APPENDIX J

NOTICE OF APPLICATION FOR FINAL ORDER

See attached.

J-1

CV-16-11571-00CL

Court File No.

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

BETWEEN:

SUPERIOR COURT OF JUSTICE / COUR SUPÉRIEURE DE JUSTICE

KIRKLAND LAKE GOLD INC.

Applicant

IN THE MATTER OF an application under section 192 of the _Canada Business Corporations Act_, R.S.C. 1985, c. C-44, as amended

AND IN THE MATTER OF Rule 14.05(2) of the _Rules of Civil Procedure_

AND IN THE MATTER OF a proposed arrangement of KIRKLAND LAKE GOLD INC. and NEWMARKET GOLD INC.

NOTICE OF APPLICATION

TO THE RESPONDENT

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

THIS APPLICATION will come on for a hearing on Tuesday, November 29, 2016, at 10:00 a.m., before a judge presiding over the Commercial List at 330 University Avenue, 7th Floor, Toronto ON, M5G 1R7.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the _Rules of Civil Procedure_, serve it on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

J-2

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Date Oct. 21, 2016 Issued by ______________________
Local Registrar C. Irwin Registrar

Address of court office: Superior Court of Justice
330 University Avenue, 7th Floor
Toronto ON
M5G 1R7

TO: **ALL HOLDERS OF COMMON SHARES, OPTIONS, PERFORMANCE SHARE UNITS AND RESTRICTED SHARE UNITES OF KIRKLAND LAKE GOLD INC.**

AND TO: **COMPUTERSHARE INVESTOR SERVICES INC.**
100 University Avenue, 8th Floor
Toronto, ON M5J 2Y1

Indenture Trustee for the Kirkland Debentures

AND TO: **ALL DIRECTORS AND THE AUDITOR OF KIRKLAND LAKE GOLD INC.**

AND TO: **THE DIRECTOR**
Compliance & Policy Directorate
Corporations Canada, Industry Canada
C.D. Howe Building, West Tower, 7th Floor
Ottawa, ON K1A 0H5

Valerie Carpentier
Manager
Tel. 343.291.3370
Fax: 343.291.3408
valerie.carpentier@canada.ca

Jeffrey Baylis
Officer
Tel. 613.762.7133
Fax: 343.291.3408
jeffrey.baylis@canada.ca

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AND TO: **STIKEMAN ELLIOT LLP**
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

Alexander Rose LSUC#: 49415P
Tel: 416.869.5261
Fax: 416.947.0866
arose@stikeman.com

Patrick Corney LSUC#: 65462N
Tel: 416.869.5668
Fax: 416.947.0866
pcorney@stikeman.com

Lawyers for Newmarket Gold Inc.

J-4

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APPLICATION

1. The applicant makes application for:

   (a) an interim order (the "**Interim Order**") for advice and directions pursuant to subsection 192(4) of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended (the "**CBCA**"), with respect to a proposed arrangement (the "**Arrangement**") involving the applicant, Kirkland Lake Gold Inc. ("**Kirkland**"), and Newmarket Gold Inc. ("**Newmarket**"), as described below;

   (b) an order granting final approval of the Arrangement pursuant to subsections 192(3) and 192(4) of the CBCA if the Arrangement is approved by the shareholders of Kirkland (the "**Kirkland Shareholders**") pursuant to the Interim Order; and

   (c) such further and other relief as this Court may deem just.

2. The grounds for the application are:

   (a) Kirkland is a gold producer continued under and governed by the CBCA with assets in Kirkland Land, northeastern Ontario. Kirkland is a reporting issuer in Ontario, among other provinces. The common shares of Kirkland ("**Kirkland Shares**") are listed on the Toronto Stock Exchange (the "**TSX**");

   (b) Newmarket is a gold mining, development and exploration company with three operating mines in Australia. Newmarket was formed pursuant to an arrangement under the *Business Corporations Act* (Ontario), R.S.O. 1990, c. B.16, as amended, in July 2015. The common shares of Newmarket ("**Newmarket Shares**") are listed on the TSX;

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(c) Kirkland proposes to effect a fundamental change in the nature of an arrangement;

(d) Kirkland is proposing the Arrangement under the CBCA, which includes the following steps:

(i) each Kirkland Share held by a dissenting Kirkland Shareholder will be deemed to be transferred by the holder thereof, free and clear of all liens, charges or encumbrances, to Newmarket, and Newmarket will thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 5 of the Plan of Arrangement;

(iii) Pursuant to the Amalgamation:

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(e) The Arrangement is an "arrangement" within the meaning of section 192(1) of the CBCA;

(f) Kirkland seeks the court's advice and directions pursuant to subsection 192(4) of the CBCA for obtaining appropriate approval of the Arrangement;

(g) All statutory requirements under the CBCA have been fulfilled or will be fulfilled by the hearing date for final approval of the Arrangement;

(h) Kirkland is not insolvent within the meaning of section 192(2) of the CBCA;

(i) Considering the nature of the Arrangement, it is not practicable for Kirkland to effect the Arrangement under any other provision of the CBCA;

(j) The Arrangement is in the best interests of Kirkland and the Kirkland Shareholders and is put forward in good faith;

(k) The Arrangement is fair and reasonable to the parties affected;

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(l) The directions set out and shareholder approval required pursuant to any Interim Order this Court may grant have been followed and obtained or will be followed and obtained, by the hearing date for final approval of the Arrangement;

(m) Certain of the Kirkland Shareholders are resident outside the Province of Ontario and will be served at their addresses as they appear on the books and records of Kirkland as at the record date of October 25, 2016 pursuant to Rules 17.02(i) of the *Rules of Civil Procedure* and the terms of any Interim Order granted by this Court;

(n) This application has a material connection to Toronto as the Kirkland Shares and the Newmarket Shares trade on the TSX, the Kirkland Shareholder Meeting is scheduled to take place in Toronto, and the Registrar and Transfer Agent for Kirkland has its head office in Toronto;

(o) If made, the Final Order approving, among other things, the fairness of the terms and conditions of the Arrangement, will constitute the basis for reliance on Section 3(a)(10) as an exemption from the registration requirements of the *United States Securities Act of 1933*, as amended, in respect of the issuance of Newmarket Shares to Kirkland Shareholders and Replacement Options to holders of options to acquire a Kirkland Share pursuant to the Arrangement;

(p) Section 192 of the CBCA;

(q) Rules 1.05, 14.05(2), 14.05(3) and 38 of the *Rules of Civil Procedure*;

(r) National Instrument 54-101 of the Canadian Securities Administrators;

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(t) Such further and other grounds as counsel may advise and this Court may permit.

3. The following documentary evidence will be used at the hearing of the application: (List the affidavits or other documentary evidence to be relied on.)

(a) Affidavit evidence to be sworn on behalf of Kirkland, with exhibits thereto, outlining the basis for the within application and for an Interim Order for advice and directions;

(b) Further affidavit evidence to be sworn on behalf of Kirkland, with exhibits thereto, outlining the basis for the final order approving the Arrangement, and reporting as to compliance with any Interim Order and the results of any meeting conducted pursuant to such Interim Order; and

(c) Such further and other evidence as counsel may advise and this Court may permit.

October 21, 2016

CASSELS BROCK & BLACKWELL LLP
2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2

Lara M.B. Jackson LSUC #: 41858M
Tel: 416.860.2907
Fax: 416.640.3108
ljackson@casselsbrock.com

Stephanie Voudouris LSUC#: 65752M
Tel: (416) 860.6617
Fax: (416) 642-7145
svoudouris@casselsbrock.com

Lawyers for the Applicant

J-10

IN THE MATTER OF KIRKLAND LAKE GOLD INC.

Applicant

CV-16-11571-00CL
Court File No.

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

PROCEEDING COMMENCED AT
TORONTO

NOTICE OF APPLICATION

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2

Lara M.B. Jackson LSUC #: 41858M
Tel: 416.860.2907
Fax: 416.640.3108
ljackson@casselsbrock.com

Stephanie Voudouris LSUC#: 65752M
Tel: (416) 860.6617
Fax: (416) 642-7145
svoudouris@casselsbrock.com

Lawyers for the Applicant

J-11

APPENDIX K

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF KIRKLAND

See attached.

K-1

UNAUDITED PROFORMA CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND FOR THE YEAR ENDED
DECEMBER 31, 2015

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

KIRKLAND LAKE GOLD INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

For the 6 months ended June 30, 2016	Kirkland Lake	Newmarket	Pro–Forma		Pro–Forma
	Gold Inc.	Gold Inc.	Adjustments	Notes	Consolidation

Revenue from Gold Sales	$227,931	$191,818			$419,749

Production Expenses
Operating costs	120,646	107,260			227,906
Stock–based comp for operational personnel	129	–			129
Royalty expense	9,062	2,579			11,641
Depletion and depreciation	29,645	21,225	9,025	5b	59,895
Total Production Expenses	159,482	131,064	9,025		299,571

Gross Profit	68,449	60,755	(9,025)		120,179
Other Expenses
Impairment charge	–	222			222
Exploration	6,710	9,925			16,635
Care and maintenance	–	767			767
General corporate and administrative	9,490	6,193			15,683
Stock–based comp for administrative personnel	1,185	4,727			5,912
Finance expense	10,720	1,476			12,196
Finance income	(1,549)	(579)			(2,128)
Other losses	–	185			185
Total Other Expenses	26,556	22,917	–		49,473

Income before income tax	41,893	37,838	(9,025)		70,706
Current income tax expense	1,629	–	–		1,629
Deferred tax expense (recovery)	13,981	6,924	(2,708)	5b	18,197
Net income	$26,283	$30,914	$(6,318)		$50,880

Other comprehensive income
Unrealized gain (loss) on available for sale securities	334	1,024			1,358
Exchange differences on translating foreign operations	–	5,801			5,801

Comprehensive income (loss)	$26,617	$37,739	$(6,318)		$58,039

Weighted Average number of common shares outstanding (000's)	110,481		84,551	5e	195,032
Diluted Weighted Average number of common shares outstanding (000's)	111,838		84,551	5e	196,389
BASIC INCOME (LOSS) PER COMMON SHARE	$0.24				$0.30
DILUTED INCOME (LOSS) PER COMMON SHARE	$0.24				$0.30

The accompanying notes are an integral part of these pro forma financial statements.
K- 3

KIRKLAND LAKE GOLD INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

For the Year Ended December 31, 2015	Kirkland Lake	Newmarket	Pro–Forma		Pro–Forma
	Gold Inc.	Gold Inc.	Adjustments	Notes	Consolidation

Revenue from Gold Sales	$359,481	$329,866			$689,347

Production Expenses
Operating costs	199,688	197,690			397,378
Stock–based comp for operational personnel	516	–			516
Royalty expense	17,296	3,739			21,035
Depletion and depreciation	48,605	50,985	88,387	5b	187,977
Total Production Expenses	266,105	252,413	88,387		606,905

Gross Profit	93,376	77,453	(88,387)		82,442
Other Expenses
Impairment charge	9,958	33,882			43,840
Exploration	15,421	15,355			30,776
Care and maintenance	180	(2,492)			(2,312)
General corporate and administrative	14,697	6,853			21,550
Stock–based comp for admininistrative personnel	2,105	2,148			4,253
Transaction costs	–	21,724			21,724
Finance expense	21,240	5,336			26,576
Finance income	(5,188)	(1,239)			(6,427)
Other (gains) losses	(3,617)	4,372			755
Total Other Expenses	54,796	85,938			140,734

Income (loss) before tax	38,580	(8,485)	(88,387)		(58,292)
Current income tax expense	994	–			994
Deferred tax expense (recovery)	16,240	(4,920)	(26,516)	5b	(15,196)
Net income (loss)	$21,346	$(3,565)	$(61,871)		$(44,090)

Other comprehensive income
Unrealized gain (loss) on available for sale securities	(16)	(96)			(112)
Exchange differences on translating foreign operations	–	(18,010)			(18,010)
Unrealized gain on derivatives designated as cash flow heges, net of tax expense of $58	175	–			175
Reclassification adjustment for impairment loss included in net income	–	2,174			2,174

Comprehensive income (loss)	$21,505	$(19,498)	$(61,871)		$(59,863)

Weighted Average number of common shares outstanding (000's)	113,936		84,551	5e	198,487
Diluted Weighted Average number of common shares outstanding (000's)	114,548		84,551	5e	199,099
BASIC INCOME (LOSS) PER COMMON SHARE	$0.19				$(0.30)
DILUTED INCOME (LOSS) PER COMMON SHARE	$0.19				$(0.30)

The accompanying notes are an integral part of these pro forma financial statements.
K- 4

KIRKLAND LAKE GOLD INC.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

As at June 30, 2016	Kirkland Lake	Newmarket	Pro–Forma		Pro–Forma
				Notes
	Gold Inc.	Gold Inc.	Adjustments		Consolidation
ASSETS
Current assets
Cash and cash equivalents	$157,529	$90,251	(13,703)	5g	234,076
	–	–	(14,880)	5h	(14,880)
Restricted cash	–	87			87
Accounts receivables	9,732	2,714			12,446
Inventories	21,571	26,476	7,048	5a	55,095
Prepaid expenses and other current assets	6,843	2,635			9,478
Total current assets	195,675	122,162	(21,535)		296,302
Non–current assets
Other long–term assets	4,315	–			4,315
Restricted cash	11,524	23,524			35,048
Mineral properties	332,169	115,666	709,549	5b	1,157,384
Property, plant and equipment	174,388	59,412	35,444	5b	269,244
Investments	–	7,268	–		7,268
Deferred tax assets	17,180	8,569	2,323	5h	28,072
Goodwill	–	–			–
Total assets	$735,251	$336,602	$725,779		$1,797,632
LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$47,258	$34,592			$81,850
Current portion of convertible debentures	54,150	–			54,150
Income taxes payable	1,710	–			1,710
Current portion of finance lease liability	8,317	–			8,317
Current portion of long–term debt	–	1,784			1,784
Current portion – reclamation and remediation	–	5,736			5,736
Current portion of provisions	–	7,303			7,303
Total current liabilities	111,435	49,415			160,850

Non–current liabilities
Convertible debentures	57,114	–			57,114
Provisions – reclamation and remediation	16,260	39,978			56,238
Deferred income tax liabilities	33,223	–	235,458	5c	268,681
Finance lease liability	9,699	–			9,699
Provisions	–	2,722			2,722
Long–term debt	–	1,813			1,813
Total liabilities	227,731	93,928	235,458		557,117

SHAREHOLDERS' EQUITY
Issued capital	466,267	470,956	276,919	5e	1,214,142
Options	10,818	–			10,818
Warrants reserve	–	167	(167)	5f	–
Contributed surplus	31,867	39,265	(39,265)	5f	31,867
Accumulated other comprehensive loss	334	(52,151)	52,151	5f	334
Retained deficit	(1,766)	(215,563)	215,563	5f	(1,766)
			(14,880)	5h	(14,880)
Total shareholders' equity	507,520	242,674	490,321		1,240,515
Total liabilities and shareholders' equity	$735,251	$336,602	$725,779		$1,797,632

The accompanying notes are an integral part of these pro forma financial statements.
K- 5

KIRKLAND LAKE GOLD INC.

NOTES TO THE UNAUDITED PROFORMA FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

1. DESCRIPTION OF THE TRANSACTION

These unaudited pro forma consolidated financial statements have been prepared for the purpose of inclusion in aninformation circular dated October [27], 2016 in connection with the binding definitive agreement (the “Agreement”) announced on September 29, 2016 pursuant to which Kirkland Lake Gold Inc. (“Kirkland Lake” or the “Company”) will complete a business combination with Newmarket Gold Inc. (“Newmarket”) pursuant to a plan of arrangement (the “Transaction”).

Under the terms of the Agreement, the business combination will be effected by way of a Plan of Arrangement under the Canada Business Corporations Act. At closing, all Kirkland Lake Gold common shares will receive 2.10 53 Newmarket pre–consolidation common shares as consideration for each Kirkland Lake Gold common share. Newmarket shareholders will continue to hold their existing common shares. It is expected that the combined company will be renamed Kirkland Lake Gold Ltd. The shares of the combined company will trade on the Toronto Stock Exchange ("TSX"). Concurrently with closing the Transaction, the combined company will undertake a 0.475 for 1 share consolidation subject to approval of the Newmarket shareholders. Under the terms of the Transaction, existing shareholders of Newmarket will receive 0.475 of a post consolidation share for every 1 pre–consolidation share of Newmarket (the "Exchange Ratio"). Existing Kirkland Lake Gold and Newmarket shareholders will own approximately 57% and 43%, respectively, of the combined company on a fully–diluted in–the–money basis.

These pro forma financial statements use the closing Company share price of $8.39 per share on October 25, 2016 to illustrate the consideration paid to Newmarket shareholders. In addition, $24,474, $1,085, and $12,930 are estimated as the fair value of assuming the Newmarket stock options, warrants, and performance share units, respectively.

2. BASIS OF PREPARATION

The unaudited pro forma consolidated statement of operations and comprehensive income for the six months ended June 30, 2016 and the unaudited pro forma consolidated statement of operations and comprehensive income for the year ended December 31, 2015 give effect to the Transaction as if it had occurred on February 1, 2015. The unaudited pro forma consolidated balance sheet as at June 30, 2016 gives effect to the Transaction as if it had occurred on June 30, 2016. The historic financial statements of Newmarket were prepared in US dollars and were converted to Canadian dollars applying the average and end of period exchange rates as applicable.

The pro forma consolidated financial statements have been prepared by management of Kirkland Lake to give effect to the transaction described in note 1 and have been compiled from and include: a) An unaudited pro forma consolidated balance sheet as at June 30, 2016 combining the unaudited interim balance sheet of Kirkland Lake as at June 30, 2016 with the unaudited interim balance sheet of Newmarket as at June 30, 2016; b) An unaudited pro forma consolidated statement of operations and comprehensive income for the 11 month constructed year ended December 31, 2015 has been created by combining constructed unaudited results of operations of Kirkland Lake for the 11 month period ended December 31, 2015, which include the audited results of operations for the eight month stub year ended December 31, 2015 in addition to the unaudited fourth quarter results of operations for the period from February 1, 2015 to April 30, 2015 (constructed by subtracting the unaudited results of operations of Kirkland Lake for the nine months ended January 31, 2015 from the audited results of operations for the year ended April 30, 2015), along with the audited results of operations for St. Andrew Goldfields Ltd. for the year ended December 31, 2015. Kirkland Lake did not acquire St. Andrew Goldfields Ltd. until January 26, 2016. These unaudited constructed results of operations have been prepared for the purposes of the pro forma consolidated financial statements and do not conform with the financial statements of Kirkland Lake included elsewhere in this Information Circular. c) An unaudited pro forma consolidated statement of operations and comprehensive income for the 6 months ended June 30, 2016 combining the unaudited results of operations of Kirkland Lake for the 6 months ended June 30, 2016 with the unaudited results of operations of Newmarket for the 6 months ended June 30, 2016. The unaudited pro forma consolidated financial statements should be read in conjunction with the description of the transaction in this Information Circular and with the historical financial statements and notes included therein. The aforementioned documents are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or on the respective company’s websites.

K- 6

KIRKLAND LAKE GOLD INC.

NOTES TO THE UNAUDITED PROFORMA FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

Certain reclassifications have been made to the historical financial statements of Newmarket in the preparation of the unaudited pro forma consolidated financial statements to conform to the financial statement presentation currently adopted by Kirkland Lake, and to align the accounting policies of Newmarket to those applied by Kirkland Lake. Newmarket’s unaudited consolidated statement of operations and comprehensive income (loss) for six month ended June 30, 2016, consolidated statement of operations and comprehensive income (loss) for year–ended December 31, 2015 and unaudited consolidated balance sheet as at June 30, 2016 were translated from US dollars to Canadian dollars using exchange rate of 1.3312, 1.2786 and 1.2916 respectively.

The historical consolidated financial statements have been adjusted to give effect to pro forma events that are (1) directly attributable to the Transaction, (2) factually supportable, and (3) with respect to the income statement, expected to have a continuing impact on the consolidated results.

The Transaction is considered to be a business combination under IFRS 3 – Business combinations (“IFRS 3”). The acquisition method of accounting was used to prepare these unaudited pro forma consolidated financial statements with Kirkland Lake identified as the acquirer. This method utilizes fair value estimates and assumptions as at the acquisition date for the purchase price allocation. These estimates may be materially different than the realized values reported subsequent to the Transaction taking place.

The unaudited pro forma consolidated financial statements have been presented for informational purposes only. In the opinion of Kirkland Lake’s management, all adjustments considered necessary for a fair presentation have been included. The pro forma information is not necessarily indicative of what the Company’s financial position or financial performance actually would have been had the Transaction been completed as of the dates indicated and does not purport to project the future financial position or operating results of the Company. Similarly, these unaudited pro forma condensed consolidated financial statements do not reflect the additional savings or costs that may result from the Transaction and no amounts have been included in the purchase price allocation for the estimated costs to be incurred to achieve savings or other benefits of the Transaction.

K- 7

KIRKLAND LAKE GOLD INC.

NOTES TO THE UNAUDITED PROFORMA FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of the Company as at and for the year ended December 31, 2015, prepared in accordance with IFRS.

4. PURCHASE PRICE ALLOCATION

In accordance with the principles of IFRS 3, the Company has assumed the preliminary purchase price of $747,874 to acquire the assets and liabilities of Newmarket. This price is based on the product of the 178,002,620 Newmarket common shares outstanding as at October 25, 2016 and the equity issuance ratio of 0.475 Company shares per Newmarket shares, along with the fair value estimates for Newmarket’s outstanding options, warrants, and performance share units as follows:

Total purchase price consideration:
Fair value estimate of the total share consideration	$709,385
Fair value estimate of the consideration for options	$24,474
Fair value estimate of the consideration for warrants	$1,085
Fair value estimate of the consideration for performance share units	$12,930
Total consideration:	$747,874

The preliminary aggregate purchase price has been allocated to the following identifiable assets and liabilities based on their estimated fair values as of June 30, 2016:

Cash and cash equivalents	76,547
Accounts receivable	2,714
Inventory	33,524
Prepaid expenses and other current assets	2,634
Other assets	30,879
Property, plant, and equipment	94,856
Mineral interests and exploration potential	824,665
Deferred tax asset	10,891
Goodwill	–

Accounts payable, accrued liabilities, and other current liabilities	(49,414)
Long–term debt and provisions	(4,535)
Provisions for asset retirement obligations	(39,978)
Deferred tax liability	(235,458)
Total net identifiable assets acquired	$ 747,874

K- 8

KIRKLAND LAKE GOLD INC.

NOTES TO THE UNAUDITED PROFORMA FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

The purchase price and the fair value of the net assets to be acquired will ultimately be determined as of the date of the closing of the Transaction in accordance with IFRS 3 – Business Combinations with a final purchase price allocation completed within a year.

5. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The following assumptions and adjustments are used to give the effect that the Transaction had occurred on February 1, 2015:

a)

An adjustment to gold inventories of approximately $7,048 as of June 30, 2016 to reflect the estimated fair value of the inventories, using a $1,730 per oz. Canadian dollar gold price and average future processing costs for inventory at each mine site;

b)

An adjustment to mineral properties of approximately $709,549 as of June 30, 2016 to reflect the estimated fair value of the acquired mineral properties and an adjustment to property, plant and equipment of $35,444 as of June 30, 2016 to reflect the estimated fair value of the acquired property plant and equipment. The associated increase to depletion and depreciation due to these increases along with adjustments to conform to the Company’s accounting policies is estimated to be approximately $9,025 and $88,387 for the six months ended June 30, 2016 and the year ended December 31, 2015, respectively, which is partially offset by a deferred income tax recovery of $2,708 and $26,516 respectively;

c)

An adjustment to the deferred tax liability of $235,458, calculated based on the net increases to mineral properties, property plant and equipment, and inventories of $752,040, along with adjustments for related to transaction costs, multiplied by the substantively enacted 30% corporate income tax rate;

d)

Management has not yet completed its determination of the fair value of all identifiable assets and liabilities acquired, or the amount of the purchase price that will be allocated to goodwill, or the complete impact of applying purchase accounting on the consolidated statement of operations.

e)

An adjustment to reflect the equivalent issuance of 84,511,245 common shares of Kirkland Lake at $8.39 per common share in connection with the acquisition of 100% of the outstanding shares of Newmarket as shown in note four;

f)	An adjustment to eliminate the historical Newmarket shareholders’ equity;
g)

An adjustment for Transaction costs, estimated as $13,703 for Newmarket. This value also includes an adjustment for the Change in Control payments and other approved payments, estimated at $4,989 (the tax benefit of which is reflected in an $1,497 increase in the deferred tax asset):

h)	An adjustment for the Transaction costs to the Company, estimated as $14,880.

6. PRO FORMA SHARE CAPITAL

			June 30, 2016
	Number (000's	)	Amount
Company common shares outstanding	116,087		$ 466,267
Company common shares issued under the Transaction	84,551		709,385
Pro forma share capital	200,638		$ 1,175,652

K- 9

KIRKLAND LAKE GOLD INC.

NOTES TO THE UNAUDITED PROFORMA FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

7. PRO FORMA EARNINGS PER SHARE

For the six months ended June 30, 2016:	(000s)
Company weighted average number of common shares outstanding – basic	110,481
Company weighted average number of common shares outstanding – diluted	111,838
Adjustment for company common shares to be issued under the Transaction	84,551
Pro forma weighted average common shares outstanding – basic	195,032
Pro forma weighted average common shares outstanding – diluted	196,389
Pro forma company earnings attributable to common shareholders	$ 50,880
Pro forma earnings per share – basic	$ 0.26
Pro forma earnings per share – diluted	$ 0.26

For the year ended December 31, 2015:
Company weighted average number of common shares outstanding – basic	113,352
Company weighted average number of common shares outstanding – diluted	114,132
Adjustment for company common shares to be issued under the Transaction	84,551
Pro forma weighted average common shares outstanding – basic	197,903
Pro forma weighted average common shares outstanding – diluted	198,683
Pro forma company earnings attributable to common shareholders	$ (44,090)
Pro forma earnings per share – basic	$ (0.22)
Pro forma earnings per share – diluted	$ (0.22)

K- 10

APPENDIX L
COMPARISON OF SHAREHOLDER RIGHTS UNDER THE OBCA AND THE CBCA

The OBCA provides shareholders with substantially the same rights available under the CBCA, including Dissent Rights and the right to bring derivative and oppression actions. There are differences between the two statutes and the regulations. The following is a summary of material differences.

This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations made or laws developed thereunder for particulars of any differences between them and Kirkland Shareholders should consult their legal or other professional advisors with regard to the implications of the Arrangement which may be of importance to them.

Independent Directors

Under the CBCA, the requirement is that at least two of the directors of a distributing corporation not be officers or employees of a corporation or its affiliates. Under the OBCA, at least one-third of the members of the board of directors cannot be officers or employees of an offering corporation or its affiliates.

Quorum – Directors’ Meetings

Both the CBCA and the OBCA state that quorum of directors meetings consists of a majority of directors or the minimum number of directors required by the articles (subject to the articles or by-laws). The OBCA also states that a quorum may not be less than two-fifths of the number of directors or the minimum number of directors.

Place of Shareholders’ Meetings

Under the CBCA, a shareholders’ meeting may be held at any place in Canada provided in the bylaws or, in the absence of such provision, at a place in Canada that the directors determine. Notwithstanding the foregoing, a meeting of shareholders of a CBCA corporation may be held at a place outside Canada if such place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place. Under the OBCA, a shareholders’ meeting may be held in or outside Ontario (including outside Canada) as the directors determine or, in the absence of such a determination, at the place where the registered office of a corporation is located.

Notice of Shareholders’ Meetings

Under the CBCA, the notice of shareholders’ meetings must be provided not less than 21 days and not more than 60 days before the meeting. Under the OBCA, an offering corporation must give notice not less than 21 days and not more than 50 days before the meeting. Reporting issuers are also subject to the requirements of National Instrument 54-101 – Communication with Beneficial Owners of a Reporting Issuer of the Canadian Securities Administrators which provides for minimum notice periods of greater than the minimum 21 day period in either statute.

Shareholder Proposals

Under the CBCA, shareholder proposals may be submitted by both registered and beneficial owners of shares entitled to be voted at an annual meeting of shareholders, provided that (a) the shareholder was a registered or beneficial owner, for at least six months prior to the submission of the proposal, of voting shares at least equal to 1% of the total number of outstanding voting shares of the company or whose fair market value is at least $2,000; or (b) the proposal must have the support of persons who in the aggregate have owned, for at least six months prior to the submission of the proposal, of record or beneficially, at least 1% of the total number of outstanding voting shares of the company or voting shares whose fair market value is at least $2,000. Under the OBCA, a shareholder entitled to vote at a meeting of shareholders may submit a notice of a proposal to the corporation and discuss at the meeting any matter in respect of which the shareholder would have been entitled to submit a proposal.

Solicitation of Proxies

Under the CBCA, proxies may be solicited other than by or on behalf of management of the company without the sending of a dissident’s proxy circular if: (a) proxies are solicited from 15 or fewer shareholders; or (b) the solicitation is conveyed by public broadcast, speech or publication containing certain information that would be required to be included in a dissident’s proxy circular.

Furthermore, under the CBCA, the definition of “solicit” and “solicitation” specifically excludes:

(a)	certain public announcements by a shareholder of how he or she intends to vote and the reasons for that decision;

(b)	communications for the purpose of obtaining the number of shares required for a shareholder proposal; and

(c)

certain other communications made other than by or on behalf of management of the company, including communications by one or more shareholders concerning the business and affairs of the company or the organization of a dissident’s proxy solicitation where no form of proxy is sent by or on behalf of such shareholders, by financial and other advisors in the ordinary course of business to shareholders who are their clients, or by any person who does not seek directly or indirectly the power to act as proxy for a shareholder.

Under the OBCA, a person who solicits proxies, other than by or on behalf of management of the company, must send a dissident’s proxy circular in prescribed form to each shareholder whose proxy is solicited and to certain other recipients, subject to exceptions, including where the total number of shareholders whose proxies are solicited is 15 or fewer or where the solicitation is conveyed by public broadcast in certain prescribed circumstances, in which case a person soliciting proxies, other than by or on behalf of management of the company, may solicit proxies without sending a dissident’s information circular.

Telephonic or Electronic Meetings

Under the CBCA, unless the articles or by-laws state otherwise, meetings of shareholders may be held entirely by telephonic or electronic means and/or shareholders may participate in and vote at the meeting by such means. The CBCA also requires a corporation to provide shareholders with a means of communication that permits all participants to communicate adequately with each other during the meeting. Under the OBCA, unless the articles or by-laws state otherwise, meetings of shareholders may be held by telephonic or electronic means and shareholders may participate in and vote at the meeting by such means.

Registered Office

Under the CBCA, the registered office must be in the Canadian province specified in the articles and may be relocated within that province by directors’ approval. Under the OBCA, the registered office must be in Ontario and may be relocated to a different municipality with shareholder approval.

Corporate Records

The CBCA permits corporate and accounting records to be kept outside of Canada, subject to requirements to keep them within Canada under the Tax Act and other statutes administered by the Minister of National Revenue (such as the Excise Tax Act). Companies are also required to provide access to records kept outside Canada at a location in Canada, by computer terminal or other technology. The OBCA and related Ontario statutes require records to be kept at its registered office or such other place in Ontario designated by the directors.

Short Selling

Under the CBCA, insiders of a distributing corporation are prohibited from short selling any securities of a corporation if the insider selling the security does not own or has not fully paid for the security to be sold. The OBCA contains no such prohibition.

Notice of a Derivative Action

Under the CBCA, a condition precedent to a complainant bringing a derivative action is that the complainant has given at least 14 days’ notice to the directors of a corporation of the complainant’s intention to make an application to the court to bring such a derivative action. Under the OBCA, a complainant is not required to give notice to the directors of a corporation of the complainant’s intention to make an application to the court to bring a derivative action if all of the directors of a corporation or its subsidiaries are defendants in the action.

Oppression Remedy

The CBCA allows a court to grant relief where a prejudicial effect to a shareholder actually exists (that is, it must be more than merely threatened). The OBCA allows a court to grant relief where a prejudicial effect to a shareholder is merely threatened.

Kirkland Shareholders can direct any questions and requests for assistance to:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleshareholder.com

North American Toll Free Phone:

1-877-659-1824

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

Newmarket Shareholders can direct any questions and requests for assistance to:

70 University Avenue, Suite 1440

Toronto, Ontario

M5J 2M4

www.laurelhill.com

North America Toll Free

1-877-452-7184

Collect Calls Outside North America

1-416-304-0211

Email: assistance@laurelhill.com